


05013431

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phosphagenics Limited

*CURRENT ADDRESS Level 2, 90 William Street
Melbourne VIC 3000
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34939 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MMC

DAT : 12/20/05


RECEIVED
2005 DEC -6 P 1:30
PHOSPHAGENICS

28 February 2005

The Manager
Companies Announcement Office
Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Limited

Enclosed for release to the market is the Company's Appendix 4E Report incorporating the audited Financial Statements of Performance, Position and Cash Flows, Directors' Report and Directors' Declaration and Auditors Independent Report for the year ended 31 December 2004.

In addition, we enclose a copy of the Chairman's Review letter which is in the process of being dispatched to shareholders.

As noted, the Chairman's Review letter and the Appendix 4E Report are available on the Company's website : www.phosphagenics.com.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p:\asx\accounts 31 12 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000

28 February 2005

PHOSPHAGENICS

Results for the Year ended 31 December, 2004 – Chairman's Review

It is with a sense of achievement and optimism that I write to shareholders to recap 2004 and to focus attention on some significant milestones for 2005. We have today released our results for the year ended 31 December, 2004 a copy of which is available on both the Stock Exchange and company's website.

We enter 2005 as a single purpose biotechnology company, having evolved from an investment vehicle. We will now be able to realise the commercial opportunities that reside in our wholly-owned subsidiary, Vital Health Sciences, following our restructure.

The success of our Shareholder Purchase Plan and the equity-raising in the UK, followed by our success with the R&D START Grant, have ensured that we have the cash reserves to proceed with our own research program with greater energy and focus.

Commercially, we will continue to work closely with our established nutraceutical partners in ISP and Zila, both leading companies in their respective areas of personal care and dietary supplements. We expect higher revenues as they further develop their sales with the assurance of higher incomes to Phosphagenics.

To illustrate the market opportunity in the United States, Zila retained media personality Larry King to be a spokesperson for its product, named Ester-E. The King campaign budget was in excess of US$6 million.

Our major development targets in Nutraceuticals are to extend market coverage in the dietary supplement market and extension to the food market with the application and obtaining of appropriate regulatory approvals. Integral to this expansion is the extension to our product line and the capability to undertake production in Australia.

New chemical laboratories will be obtained to complement our existing biochemistry laboratories at Monash University and agreement for cooperative production with a Melbourne Good Manufacturing Practice site will be obtained.

In 2004 we were pleased to confirm a partnership with the Baker Heart Research Institute in Melbourne to develop a potential drug for diabetes and cardiovascular disease. We look forward to the progress of this collaboration this year.

Shareholders should be pleased that people and organisations independent of Phosphagenics provided endorsement in various ways, such as:

- We successfully applied for an Australian Government AusIndustry R&D START Grant to assist the funding of our Phase I and Pre-Phase II human trials for the transdermal delivery of morphine for pain management. The grant totals $1.7 million and matches dollar for dollar expenditure by Phosphagenics.

- Existing shareholders resoundingly supported the company through our Share Purchase Plan in November. We raised more than $2.1 million from 547 existing shareholders, which represents participation by 15 per cent of our shareholders.

- We raised an additional $3.9 million of equity funds through placements into the UK market.

- Professor Azzi presented our technology to the New York Academy of Science in Boston. His paper to one of the world's pre-eminent scientific and medical bodies provoked much interest and resultant additional research.

The year ahead in Pharmaceuticals

In the pharmaceutical area we have three major initiatives to progress in 2005.

Firstly, to continue development of transdermal morphine delivery, which the United States Food and Drug Administration (FDA) encouraged development for application to the paediatrics market.

- Complete Phase I (first in man-proof of concept studies) for TPM-01/M by end of Q1, 2005.
- Submit an IND (Investigational New Drug) application to the USA FDA (Federal Drug Administration) by end of Q2, 2005.
- Undertake collaborative patch development utilising our enhancer technology and progress to complete pre-Phase II toxicology studies.
- Start initial Phase IIa human dose ranging/efficacy studies under IND guidelines in Q4.

Secondly, to extend the application of our platform delivery technology

- To other APIs (Active Pharmaceutical Ingredients) through proof of concept testing in both oral and transdermal applications.
- Extension of the transdermal delivery to other drugs is also being tested in the first half of 2005 by a big Pharmaceutical company in the US, as announced last year.

Thirdly, to further develop the anti-atherosclerotic properties of APA-01

- By completing in-vivo screening of APA-01 assessing the anti-atherosclerotic properties of APA-01 in relevant animal models by Q2 in 2005.
- Submit a NIH grant application in Q3 2005 in collaboration with UC Davis and Tufts University in the US to progress this work to human studies.
- Commence small-scale human studies to assess the anti-inflammatory properties of APA-01 alone and in combination with statins in the metabolic syndrome model before the end of this year.

The personnel

Two new non-executive directors, Professor John Mills and Mr Michael Preston were added to the board.

- Professor Mills is CEO of Advanced Diagnostic Concepts and holds professorial appointments at Monash University and RMIT. He recently retired after 10 years as director of the Macfarlane Burnet Institute for Medical Research. He has published more than 200 scientific articles and has been a consultant to industry and governments, the World Health Organisation and the United Nations.

- Mr Preston is a principal partner and founder of Alberdale & Co, an FSA-regulated corporate and business advisory firm based in London with an office in the US. He has extensive experience as a financial and strategic advisor to many growing companies in both countries.

Dr Ian Pattison joined the company in March 2004 as Managing Director.

- Dr Pattison was previously a director and senior executive with Cognis Australia, as Business director of Cognis's worldwide Carotenoid Business Unit and Director in charge of Cognis Nutrition and Health product range throughout the Asia Pacific region.

Our Scientific Advisory Board was strengthened with the addition of three scientists of world renown.

- Professor Angelo Azzi is an international authority on atherosclerosis and is the author of numerous peer-reviewed articles in scientific journals. He has authored more than 400 articles and been an invited speaker to more than 200 international meetings.

  Professor Azzi is currently professor and director of the Institute of Biochemistry and Molecular Biology at the University of Bern, Switzerland. In 2005, Professor Azzi will be at Tufts University in Boston as an honorary professor.

- Professor Ishwarlal Jialal, a doctor of medicine and a specialist in human nutrition, is placed in the top three leaders in the area of research when it comes to Vitamin E, cardiovascular disease and diabetes. He is based at the UCD Medical Centre at the University of California (Davis) in Sacramento.

  Professor Jialal has been published in more than 200 scientifically reviewed publications and has received more than 70 grants, many involving millions of dollars from the National Institute of Health in the US. He sits on many editorial boards including the American Journal of Clinical Nutrition.

- Professor Frank Ng is an honorary professor at Monash University and has been involved with medical science, health and nutrition and education for more than 30 years. He is a member of the Monash University Academic Board and Medical Faculty Board, has published more than 100 scientific papers and is experienced in the phased development of pharmaceuticals.

Professors Jialal, Azzi and Ng joined the founder of our core technology and chairman of the Scientific Advisory Board, Dr Simon West, to maintain and enhance the level of scientific vigour across the company's operations.

<u>The company structure</u>

2004 was a year of enormous change for Phosphagenics.

In addition to adding new directors and strengthening our Scientific Advisory Board we changed our name, co-listed on the Alternative Investment Market (AIM) in London, completed the acquisition of the balance of Vital Health Sciences and relinquished our Pooled Development Fund status.

In regard to the dual listing on AIM, I can also report that Phosphagenics has this month appointed Collins Stewart as its UK broker and Nomad. Collins Stewart is a large, listed broker and will greatly assist our corporate development in the UK.

Incidentally, in accordance with the Pooled Development Fund Act and the Income Tax Assessment Act it is noted that the first trade in the company's ordinary shares on the official lists of the ASX was in Friday 17 December 2004 at 34 cents a share. The company was advised that for taxation purposes this price becomes the deemed acquisition price for shares held by Phosphagenics Limited shareholders and recorded in the Register of Members as at the close of business on Thursday 16 December 2004.

This was all-important activity to ensure Phosphagenics was able to focus on the commercialisation of our technology into global markets while at the same time continuing our rigorous R&D program on three continents.

We look forward to informing you of the progress of Phosphagenics in the global nutraceutical and pharmaceutical markets as the year progresses. In the meantime, please refer to our website – www.phosphagenics.com - if you require any additional information.

Yours sincerely,

Associate Professor Andrew Vizard
Chairman

Phosphagenics Limited

(ABN 32 056 482 403)

Appendix 4E

Preliminary Report
For the year ended on 31 December 2004

Table of Contents

Section 1 Title Page

Section 2 Highlights and Results

Section 3 Financial Statements, Notes & Reports

- Statement of Financial Performance
- Statement of Financial Position
- Statement of Cash Flows
- Notes to Statements
- Directors' Report
- Directors Declaration
- Independent Audit Report

Section 4 Audit Alert

Section 2 - Highlights of Results and Dividends

Rule 4.3

Appendix 4E

Preliminary final report
Period ending on or after 31 December 2004

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Phosphagenics Limited

The following information must be given to ASX under listing rule 4.3.

1.

ABN or equivalent company reference	Year ended: current period	previous corresponding period
32 056 482 403	31 December 2004	31 December 2003

Results for announcement to the market

					$A'000
2.1	Revenues from ordinary activities	up	20.6%	to	290
2.2	Profit (loss) from ordinary activities after tax attributable to members	up	18.3%	to	(3,148)
2.3	Net profit (loss) for the period attributable to members	up	18.3%	to	(3,148)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	-¢	-¢
Interim dividend	-¢	-¢
In Specie Dividend	4.66¢	-¢
Previous corresponding period:		
Final dividend Interim dividend	-¢	-¢

2.5	Record date of determining entitlements to the dividend	N/A

2.6	Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.

Note: The information required by item 2 must be placed at the beginning of the report. The other information may be presented in whatever way is the most clear and helpful to users, eg combined with the body of the report, combined with notes to the accounts, or set out separately.

3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard:

Attached statement of financial performance.

4. A statement of financial position together with notes to the statement. The statement may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals:

Attached statement of financial position.

5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard:

Attached statement of cash flows.

6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution:

Dividend or distribution payments:	Amount $	Date on which each dividend or distribution is payable	Amount per security of foreign sourced dividend or distribution (if known)
In Specie	8,042,399	27/2/04	
Total	8,042,399		

7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan:

N/A

8. A statement of retained earnings showing movements:

	Current period $A'000	**Previous corresponding period $A'000**
Retained profits (accumulated losses) at the beginning of the financial period	(25,632,929)	(22,971,328)
Net profit (loss) attributable to members	(3,148,258)	(2,661,601)
Net transfers from (to) reserves	3,029,832	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(25,751,355)**	**(25,632,929)**

9. Net tangible assets per security with the comparative figure for the previous corresponding period.

	Current Period		**Previous corresponding Period : Parent**
	Consolidated	**Parent**	
Net tangible assets per security	1.48 cents	22.7 cents	17.1 cents
Number of shares on issue	499,834,011	499,834,011	172,100,867

In 2003 the Company's 36.7% investment in Vital Health Sciences Limited was recorded as an Investment. Following the acquisition of all of the issued capital of VHS on 31 December 2004 the Company's (Parent) accounts still recorded the 100% interest as an Investment. However, upon consolidation $105,819,637 of this investment has been recorded as an Intangible Assets (IP) thereby giving rise to the change in net tangible assets a share.

10. Details of entities over which control has been gained or lost during the period:

10.1 Name of the entity. Vital Health Sciences Limited

10.2 The date of the gain or loss of control. 31-12-04

	Current period	**Previous corresponding period**
10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	($1,701)	($1,052)

11. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.

Name of entity	% Holding	Aggregate Share of profit (losses)		Contribution to net profit	
		Current period $'000	Previous corresponding Period $'000	Current period $'000	Previous corresponding Period $'000
Petrecycle Ltd	0.00	N/A	N/A	(20)	(825)
Vital Health Sciences Ltd	100	N/A	N/A	(1,681)	(1,052)

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position:

N/A

13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

N/A

14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following:

14.1 The earnings per security and the nature of any dilution aspects:

Basic earnings per share (0.02) cents

Diluted earnings per share (0.02) cents

14.2 Returns to shareholders including distributions and buy backs:

N/A

14.3 Significant features of operating performance:

During the year the company was listed on the Alternative Investment Market in the U.K. This, together with a share purchase scheme initiated by the company, succeeded in raising $6.6 million through the issue of shares.

On 16 December 2004, the company surrendered its PDF licence.

On 31 December 2004, the company acquired the remaining 63.3% not already owned of Vital Health Sciences Limited, by the issue of 297,294,232 fully paid shares in Phosphagenics Limited to the vendors of Vital Health Sciences Limited.

14.4 The results of segments that are significant to an understanding of the business as a whole:

N/A

14.5 A discussion of trends in performance:

N/A

14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

Refer "Likely Developments and Future Results" and "Significant After Balance Date Events" on Page 4 of attached Directors Report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

The accounts of the Company have been audited.

Note: If the +accounts have been audited or subject to review, the audit report should be provided with the report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

17. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.

N/A

Note: The audit report or review must be provided as part of the report.

Signed by Company Secretary:

Name: Mourice Garbutt

Date: 28 February 2005

Section 3 - Financial Statements, Notes & Reports

- Directors' Report
- Independent Audit
- Directors' Declaration
- Independent Audit Report
- Statement of Financial Performance
- Statement of Financial Position
- Statement of Cash Flows
- Notes to Statements

Phosphagenics Limited

ABN 32 056 482 403

FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

CONTENTS

Directors' Report	1
Independent Audit Report	14
Directors' Declaration	15
Statement of Financial Performance	16
Statement of Financial Position	17
Statement of Cash Flows	18
Notes to and Forming Part of the Financial Statements	19

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2004

The Board of Directors of Phosphagenics Limited have pleasure in submitting the financial report of the Company for the year ended 31 December 2004 and report as follows:

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the year:

Associate Professor Andrew Lancelot Vizard (Aged 46 years) BVSc (Hons) MVPM
Independent Director since July 1999 and Chairman since October 2000
Last re-elected May 2003
With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe, the Australian Sheep Industry Cooperative Research Centre and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Ltd group.

Harry Rosen (Aged 57 years) B.A. (Psychology), LL.B.
Executive Director appointed to the Board in June 1999
Last re-elected May 2004
Mr Rosen is an Executive Director of Phosphagenics Limited and is a practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a director of Petrecycle Limited.

Dr Ian Grant Pattison (Aged 54 years) BSc. (Hons) PhD.
Managing Director since March 2004
Last re-elected May 2004
Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD.

Dr Pattison was appointed as Managing Director on 4 March 2004 and is a director of Vital Health Sciences Limited.

Jonathan Lancelot Addison (Aged 52 years) B.Ec (Tas), ASIC, CFTP (Snr) Independent Director
Appointed November 2002
Last re-elected May 2003
Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, African Enterprise Limited, Ceramic Funds Management Limited and Hawksbridge Limited.

Professor John Mills (Aged 64 years) BS, MD, FACP, FRACP
Independent Director since March 2004
Last re-elected May 2004
Professor Mills recently stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

He currently hold professorial appointments at Monash University and at RMIT. Professor Mills is also Managing Director of Advanced Diagnostic Concepts Ltd., a consulting physician at the Alfred and Austin Hospitals and a non-executive director of GBS Venture Partners Ltd and Narhex Life Sciences Limited.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 59 years) M.A., F.C.A.
Non-Executive Director since 8 November 2004
Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Steve Korman (Aged 47 years) B. Ec., LL.B.
Former Non-Executive Director from 31 October 2002 to 11 February 2004
Formerly Executive Director and Managing Director from 23 October 2000 to 31 October 2002
Mr Korman resigned as a director and as a member of the Audit, Compliance and Corporate Governance Committee on 11 February 2004.

Alan David Fisher (Aged 51 years) B.Comm, FCA
Former Non-Executive Director from 23 October 2000 to 18 March 2004
Mr Fisher resigned as a director and as a member of the Company's Audit, Compliance & Corporate Committee on 18 March 2004.

Peter John Lewinsky (Aged 50 years) B.Ec, FCA, FSIA, MBA
Former Non-Executive Director from 7 June 1999 to 18 March 2004
Mr Lewinsky resigned as a director and as a member of the Audit, Compliance & Corporate Governance Committee on 18 March 2004.

Dr Simon Michael West (Aged 61 years) Dip. App. Chem., B.Sc., D.App.Sci (Honorary)
Former Non-Executive Director from 7 June 1999 to 18 March 2004
Dr West resigned as a director on 18 March 2004.

Professor Anthony Stuart Rebuck (Aged 66 years) MB, BS (Hons), MD, FACP, FRCPC, FCCP
Former Non-Executive Director from 18 March 2004 to 9 September 2004
Professor Rebuck resigned as a director on 9 September 2004.

DIRECTORS' MEETINGS

The following meetings were held during the year ended 31 December 2004:

	Full Board Meetings **		Audit, Compliance & Corporate Governance Committee Meetings		Share Allotment Committee	
Directors	**Number Held**	**Number Attended**	**Number Held**	**Number Attended**	**Number Held**	**Number Attended**
A L Vizard	9	9	4	4	4	4
H. Rosen**	9	5	*	*	*	*
S.Korman	2	2	*	*	*	*
A D Fisher	3	3	1	1	3	3
P Lewinsky	3	3	1	1	3	3
S M West**	3	2	*	*	*	*
J L Addison	9	9	3	3	4	4
M D Preston	1	1	*	*	*	*
A S Rebuck	5	5	*	*	*	*
J Mills	7	7	3	3	*	*
I G Pattison	7	7	*	*	1	1

All meetings require the presence of any two Directors to form a quorum.

* *Not members of this committee for the year ended 31 December 2004.*
** *Messrs H Rosen and S. West were granted leave of absence whilst overseas for three meetings.*

PRINCIPAL ACTIVITIES

The principal activities of the Company have been the investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Pooled Development Fund Act, 1992.

On 16 December 2004, the Company surrendered its Pooled Development Fund status. In accordance with the Pooled Development Funds Act and the Income Tax Assessment Act it is noted that the first trade in the company's ordinary shares on the official lists of the Australian Stock Exchange Limited on Friday 17 December 2004 was 34 cents a share. The company is advised that, for future taxation purposes, this price becomes the deemed acquisition price for shares held by Phosphagenics Limited shareholders and recorded in the Register of Members as at close of business on Thursday 16 December 2004.

On 31 December 2004, the Company acquired the remaining 63.3% of shares not already owned in Vital Health Sciences Limited, thereby becoming a company whose principal activities are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

DIVIDENDS

On 27 February 2004, the company made a distribution-in-specie of its equity holding in Petrecycle Limited on the basis of one Petrecycle Limited share for each ten (10) shares held in Phosphagenics Limited as at the Record Date of 9 February 2004.

The rate of this deemed dividend was equivalent to 4.66 cents for each Phosphagenics Limited share held as at the above Record Date.

Apart from this deemed dividend, the directors have not recommended the payment of any other dividends and no other dividends were declared, paid or reinvested in the year to 31 December 2004.

RESULTS AND REVIEW OF OPERATIONS

For the year, the Company returned an after tax operating loss of $3,148,261 (2003 loss: $2,661,601), inclusive of a realised profit of $33,270 (2003 unrealised profit: $83,754) arising from the disposal and/or change in market value of listed securities held as at balance date and a loss of $1,700,764 (2003: $1,877,518) in unrealised equity losses arising from investments in unquoted securities.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

The company anticipates that the Phase 1 human trial of its morphine delivery technology will commence in the first quarter of the 2005 calendar year.

Animal studies being conducted in Europe on the company's APA-01 compound for possible treatment and prevention of heart disease are expected to be completed by the end of the second quarter.

The company has also commenced negotiations for the market expansion and commercial development of its nutraceutical products.

SIGNIFICANT AFTER BALANCE DATE EVENTS

Other than those matters referred to in this report under the heading "LIKELY DEVELOPMENTS AND FUTURE RESULTS" there have been no significant after balance date events.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATION

The principal activities of the Company are not subject to any particular or significant environmental regulations.

ISSUED SECURITIES

Ordinary Fully Paid Shares (ASX Code: POH)	**$**
Balance on issue 31 December 2004	499,834,011
Balance on issue 31 December 2003	172,100,867
Increase during the period	**327,733,144**
Represented by:	
(i) Issued on exercise of options (ASX Code: POHOB)	471,971
(ii) Issued for cash	29,966,941
(iii) Issued for purchase of 63.3% of Vital Health Sciences Limited	297,294,232
	327,733,144

OPTIONS OVER UNISSUED SHARES

1. June 2009 options exercisable at 20 cents each (ASX Code: POHOB)

In the period June 1999 to December 2004, inclusive, a total of 717,286 options have been exercised at 20 cents each of which 471,971 were exercised in the year under review.

2. Other Options

As at 31 December 2004 there were no other classes of options.

3. Summary of Movements in Options

For the financial year ended 31 December 2004, the following movements occurred in quoted options (ASX Code: POHOB).

Balance 31 December 2004	59,696,177
Balance 31 December 2003	60,168,148
Net movement in period	**(471,971)**
Represented by:	
Issues	
Nil	-
Reductions	
Exercised in the period	(471,971)
Net Movement in 2004	**(471,971)**

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' REPORT (Cont'd)
FOR THE YEAR ENDED 31 DECEMBER 2004

As at close of business on 31 December 2004 there were a total of 59,696,177 unexercised options. Since 31 December 2004 a further 14,835 options have been exercised.

ISSUE OF SECURITIES TO DIRECTORS

At 31 December 2004, and at the date of this report the following entitlements were held by directors:

Specified Directors		Balance 1 January 2004	Net Change Other (2)	Shares Issued to Vendors of Vital Health Sciences Ltd	Balance 31 December 2004
Andrew L Vizard	Shares Options	52,135 1,200,000	71,276 -	- -	123,411 1,200,000
John Mills	Shares Options	- -	107,667 -	- -	107,667 -
Harry Rosen (1)	Shares Options	2,663,000 5,050,000	- -	61,367,143 -	64,030,143 5,050,000
Ian G. Pattison	Shares Options	- -	367,667 350,000	- -	367,667 350,000
Michael D. Preston	Shares Options	- -	- -	2,372,659 -	2,372,659 -
Jonathan L Addison	Shares Options	4,000 -	- -	- -	4,000 -

(1) Of these, 2,663,000 shares and 2,375,000 options are beneficially held.
(2) Included are shares issued under the Share Purchase Plan at 28.3 cents per share:
Dr. I Pattison – 17,667 shares
Prof. J. Mills - 17,667 shares

Options – there has been no movement in Directors' entitlements to options during the period. Dr Ian Pattison owned his options prior to becoming a director.

All options are exercisable at 20 cents each at any date up to June 2009.

In aggregate Directors entitlements total:	Shares	67,005,547
	Options	6,600,000

No shares or options have been issued by the Company to Directors since 31 December 2004.

REMUNERATION OF DIRECTORS DURING THE YEAR ENDED 31 DECEMBER 2004

a. The names and positions held of parent entity directors in office at any time during the financial year are:

Andrew Vizard	Chairman and independent Director
Ian Pattison#	Managing Director
Harry Rosen	Executive Director and President
John Mills##	Independent Director
Jon Addison	Independent Director
Michael Preston###	Non-Executive Director
Peter Lewinsky*	Independent Director
Anthony Rebuck**	Independent Director
Simon West***	Non-Executive Director
Alan Fisher****	Independent Director
Steven Korman*****	Non-Executive Director

* Peter Lewinsky resigned 18 March 2004
** Anthony Rebuck appointed 18 March 2004, resigned 9 September 2004
***Simon West resigned 18 March 2004
****Alan Fisher resigned 18 March 2004
*****Steven Korman resigned 11 February 2004
Ian Pattison appointed 4 March 2004
John Mills appointed 18 March 2004
Michael Preston appointed 8 November 2004

b. Specified Directors Remuneration

2004	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
I. Pattison	191,132	-	-	17,202	-	-	-	208,334
H. Rosen	185,000	-	-	4,500	-	-	-	189,500
J. Mills	7,849	-	-	9,958	-	-	-	17,807
J. Addison	20,000	-	-	1,800	-	-	-	21,800
M. Preston	3,209	-	-	-	-	-	-	3,209
P. Lewinsky	-	-	-	-	-	-	-	-
A. Rebuck	9,586	-	-	863	-	-	-	10,449
S. West	-	-	-	-	-	-	-	-
A. Fisher	4,301	-	-	387	-	-	-	4,688
S. Korman	1,667	-	-	-	-	-	-	1,667
	482,744	-	-	40,110	-	-	-	522,854

No directors received options during the year.

2003	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
H. Rosen	-	-	-	-	-	-	-	-
J. Addison	20,000	-	-	1,800	-	-	-	21,800
P. Lewinsky	4,550	-	-	-	-	-	-	4,550
S. West	-	-	-	-	-	-	-	-
A. Fisher	20,000	-	-	1,800	-	-	-	21,800
S. Korman	20,004	-	-	-	-	-	-	20,004
	124,554	-	-	9,000	-	-	-	133,554

c. Remuneration Practices

The company's policy for determining the nature and amounts of emoluments of board members is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages applicable to the Board members. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive directors is capped at the level approved by shareholders for this purpose. Non Executive directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for non executive directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a willful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council) best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 3.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

Early in 2004 year the Board of Directors undertook a review of the status of each director and reached the opinion that each director apart from Messrs. Pattison and Rosen could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard and Prof. J. Mills qualified as Independent Directors. At that time the remaining directors were considered not to be independent for the following reasons:

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

- Mr M Preston provided consulting services to, Vital Health Sciences Ltd and assisted the company in equity capital raisings; &

- Mr J Addison is the Fund Manager of the Meat Industry Employees Super Fund, which was, throughout the 2004 calendar year the company's largest shareholder. This status changed on 31 December 2004 when the company completed the acquisition of Vital Health Sciences Limited through the issue of 297,294,232 ordinary fully paid Phosphagenics Limited shares as purchase consideration. This issue of shares had the effect of diluting the percentage interest of MIESF down to 4.36 per cent of the company's voting shares.

In February 2005, the Board undertook a further review of the status of the non-executive directors and concluded that Mr. J. L. Addison now qualified under the Council's guidelines as an independent director.

The Constitution does not require a shareholding qualification for Directors.

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established.

In addition, the Company has only casual employees with many of the corporate and administration duties contracted out to independent service providers.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary. Messrs P Lewinsky and A. Fisher, Independent Directors, were members of the Committee during 2003 and until their resignations on 18 March 2004.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

- To review the half-yearly and yearly reports to the Australian Stock Exchange Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, Australian Stock Exchange Listing Rules, taxation requirements and all regulatory bodies.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, The Board of Directors has adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Business Risk

The principal activities of the Company have been the investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Pooled Development Fund Act, 1992.

On 16 December 2004, the Company surrendered its Pooled Development Fund status.

On 31 December 2004, the Company acquired the remaining 63.3% of shares not already owned in Vital Health Sciences Limited, thereby becoming a company whose principal activities are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop commercial products from the company's research and development
- Failure to market the company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

To ensure shareholders are informed about the Company's activities, the Company publishes on a monthly basis, the Net Tangible Asset (NTA) backings for the Company's shares, which are released to the Australian Stock Exchange Limited (ASX).

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback – www.phosphagenics.com. This site also provides link facilities to the website of the Pooled Development Fund Registration Board and to investee companies. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman

28 February 2005
Melbourne

INDEPENDENT AUDIT REPORT TO MEMBERS OF PHOSPHAGENICS LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Limited (the company) and the consolidated entity, for the year ended 31 December 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in

Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Phosphagenics Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2004 and of their performance for the year ended on that date, and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

PKF

Chartered Accountants

25 February 2005
Melbourne

R A Dean

Partner

PHOSPHAGENICS LIMITED
ABN 32 056 482 403

DIRECTORS DECLARATION

In the opinion of the directors of Phosphagenics Limited:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December, 2004 and of their performance for the year ended on that date

  (ii) complying with accounting standards and Corporations Regulations 2001, and

(b) at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman

Place: Melbourne.
Date: 28 February 2005

PHOSPHAGENICS LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 Consolidated	2004 Parent	2003 Parent
		$	$	$
Other revenue from ordinary activities	2	289,642	289,642	310,203
Employee and directors benefits expense		(511,044)	(511,044)	(158,129)
Occupancy and communication expenses		(231,603)	(231,603)	(221,949)
Consulting and professional services		(673,233)	(673,233)	(480,883)
Administrative expenses		(167,341)	(167,341)	(96,993)
Other expenses from ordinary activities		(153,918)	(153,918)	(88,054)
Share of net losses of associates accounted for by using the equity method	3	(1,700,764)	(1,700,764)	(1,877,518)
Diminution of investments in unlisted securities	8	-	-	(62,032)
Unrealised profit/(loss) on marketable securities		-	-	13,754
Loss from ordinary activities before income tax expense		(3,148,261)	(3,148,261)	(2,661,601)
Income tax expense	5	-	-	
Net loss		(3,148,261)	(3,148,261)	(2,661,601)
Net movement in asset revaluation reserve		-	-	12,285,472
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		-	-	12,285,472
Total changes in equity other than those resulting from transactions with owners as owners		(3,148,261)	(3,148,261)	9,623,871
Basic earnings per share (cents per share)	21		(1.78)	(1.74)
Diluted earnings per share (cents per share)	21		(1.78)	(1.74)

The above Statements of Financial Performance should be read in conjunction with the attached notes.

PHOSPHAGENICS LIMITED
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Note	2004 Consolidated	2004 Parent	2003 Parent
		$	$	$
CURRENT ASSETS				
Cash assets		7,221,969	6,736,769	2,311,753
Receivables	11	659,830	20,979	65,708
Inventories		7,541	-	-
Other financial assets	6	-	-	13,782
Other		44,845	44,845	32,277
TOTAL CURRENT ASSETS		7,934,185	6,802,593	2,423,520
NON-CURRENT ASSETS				
Investments accounted for by using the equity method	7	-	-	26,889,013
Other Financial Assets	9	-	106,407,999	-
Property, plant and equipment	13	279,764	88,046	95,773
Intangibles	12	105,819,637	-	-
TOTAL NON-CURRENT ASSETS		106,099,401	106,496,045	26,984,786
TOTAL ASSETS		114,033,586	113,298,638	29,408,306
CURRENT LIABILITIES				
Payables	14	794,443	62,243	25,118
Provisions	15	16,288	13,540	-
TOTAL CURRENT LIABILITIES		810,731	75,783	25,118
TOTAL LIABILITIES		810,731	75,783	25,118
NET ASSETS		113,222,855	113,222,855	29,383,188
EQUITY				
Contributed equity	16	134,731,137	134,731,137	39,700,813
Reserves	26	4,243,073	4,243,073	15,315,304
Accumulated losses	17	(25,751,355)	(25,751,355)	(25,632,929)
TOTAL EQUITY		113,222,855	113,222,855	29,383,188

The above Statements of Financial Position should be read in conjunction with the attached notes.

PHOSPHAGENICS LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 Consolidated	2004 Parent	2003 Parent
		$	$	$
Cash Flows from Operating Activities				
Interest received		118,656	118,656	96,075
Other receipts from non-operating activities		158,052	158,052	153,439
Payments to suppliers and employees		(1,758,155)	(1,758,155)	(1,151,351)
Net GST movement		122,886	122,886	70,234
Net cash used in operating activities	24(2)	(1,358,561)	(1,358,561)	(831,603)
Cash Flows from Investing Activities				
Payments for other financial assets		(73,878)	(73,878)	(4,073,520)
Proceeds from sale of investments		33,270	33,270	70,000
Cash acquired on acquisition of Vital Health Sciences Ltd Note 24 (3)		485,200	-	-
Dividends Received		1,042	1,042	-
Payments for plant and equipment		(13,674)	(13,674)	-
Net cash used in investing activities		431,960	(53,240)	(4,003,520)
Cash Flows from Financing Activities				
Proceeds from share issues		5,740,956	5,740,956	4,948,749
Proceeds from exercise of options		95,861	95,861	2,104
Net cash provided by financing activities		5,836,817	5,836,817	4,950,853
Net increase/(decrease) in cash held		4,910,216	4,425,016	115,730
Cash at Beginning of the Financial Year		2,311,753	2,311,753	2,196,023
Cash at End of Financial Year	24(1)	7,221,969	6,736,769	2,311,753

The above Statements of Cash Flows should be read in conjunction with the attached notes.

1. SUMMARY OF ACCOUNTING POLICIES

The financial report constitutes a general-purpose financial report, which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

(a) Basis of Accounting

The financial statements have been prepared on the historical cost basis and do not take into account current valuations of assets.

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from their continued use and subsequent disposal of the assets. The expected net cash flows included in determining recoverable amounts have been discounted to their present values.

Where a group of assets work together to generate net cash inflows the recoverable amount test is applied to that group of assets.

(b) Taxes

Income tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the Statement of Financial Position as "Deferred Tax Assets" or "Deferred Tax Liabilities", as the case may be at current tax rates. A Deferred Tax Asset is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST is incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.
Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Phosphagenics Limited (the parent company) and all entities controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs can be recovered.

(d) Investments

Associated Entities – Non-Current Investment

Vital Health Sciences Ltd was an associated entity of Phosphagenics Limited up to 31 December 2004, on which date it became a controlled entity. (see Note 7).

Investments in associates are accounted for using the equity method in the financial report of the Company. Any decrement in the carrying value of a non-current investment resulting from a write down to recoverable amount will be accounted for in accordance with Australian Accounting Standard AASB 1010 "Accounting for the Revaluation of Non-Current Assets".

Associates comprise entities over which the Company has significant influence and holds an ownership interest.

Under the equity method of accounting:

(i) the carrying amounts of investments in associates are increased or decreased to recognize the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and

(ii) the Company's share of the post-acquisition profits or losses of associates is included in the Statement of Financial Performance.

Income Recognition

Dividend revenue is recognised when received.

Disposal of Investments

On disposal of an investment the difference between net disposal proceeds and the carrying amount is charged or credited to the Statement of Financial Performance.

Derivatives

The Company does not deal in derivative financial instruments.

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(e) Intangibles

Intellectual Property

The intellectual property was acquired with the acquisition of Vital Health Sciences Ltd in a number of tranches with control being obtained on 31 December 2004 when the remaining 63.3% of Vital Health Sciences Ltd not previously held was acquired. No decision regarding an amortisation rate has been made as the company will in future report under Australian Equivalents of International Reporting Standards. The directors are in the process of determining in accordance with the International Standards appropriate policies for recognition, valuation and amortisation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.
Goodwill is amortised on a straight line basis over the period during which benefits are expected to be received. This is taken as being 20 years.

(f) Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated at 20% using straight-line method.

(g) Receivables

Accounts receivable and other receivables represent the principal amounts due at balance date less any provision for doubtful accounts.

(h) Payables

Payables represent the principal amounts outstanding at balance date.

(i) Borrowings

Following the surrender of the company's Pooled Development Fund registration on 16 December 2004 Bank overdrafts are recognised in the financial statements on the basis of the amounts outstanding at balance date.

(j) Operating Revenue

Operating revenue includes interest income on cash deposits and other revenue. Unrealised gains on marketable securities arising from the valuation of the securities at market prices at year-end are also included in operating revenue.

(k) Operating Leases

Operating Lease payments are charged to expense on a basis, which is representative of the pattern of benefits derived from the leased property.

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(l) Impact of adoption of Australian equivalents to International Financial Reporting Standards.

In accordance with the Financial Reporting Council's strategic directive, Phosphagenics Limited will be required to prepare financial statements that comply with Australian equivalents to international Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005.

Accordingly, Phosphagenics Limited's first half-year report prepared under A-IFRS will be for the half-year reporting period ended 30 June 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 31 December 2005.

Comparatives will also be remeasured under A-IFRS and restated for the half-year ended 30 June 2004 and the financial year ended 31 December 2004.

Phosphagenics Limited directors are considering the transition to A-IFRS and taking advice to ensure that the Company is prepared to report for the first time under A-IFRS in accordance with the timetable outlined above.

The directors are of the opinion that the key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

Inventories

Inventories will continue to be measured at the lower of cost and net realisable value under the new AASB 102. All items of inventory are subject to an impairment test. In the event that the circumstances that lead to an impairment write-down no longer exist or are favourable a reversal of the write-down through the statement of financial performance is required to be effected.

Property, Plant & Equipment

AASB 116 "Property Plant & Equipment" will allow the carrying amounts of property plant and equipment to include the costs of dismantling and removing items of property, plant and equipment at the conclusion of a lease term or similar arrangement. This amount will adjust the current carrying amount of certain items of property plant and equipment on initial adoption of AIFRS and will be depreciated over the remaining useful life of that related asset.

Any consideration which is deferred is recognised as the net present value of that amount using an appropriate discount rate.

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Items of property, plant and equipment measured at fair value will still be carried as such, however the offsets of balances in the Asset Revaluation Reserve under the new standards will be determined on an "asset by asset" basis rather than the current "class by class" treatment. This means that a change to profit or loss will occur where an impairment write down is necessary and there is no existing balance for that asset in the asset revaluation reserve.

Intangible Assets

AASB 138 "Intangible Assets" *generally requires derecognition of all items that do not qualify* as identifiable intangible assets. The transition rules allow items that were purchased as part of a business combination and do not qualify as an identifiable intangible to be transferred back to the related goodwill balance. This may result in an adjustment to Phosphagenics Limited's intangible assets.

Goodwill

Amortisation of goodwill will no longer be permitted under the new standard. At the date of adoption of AIFRS goodwill will be allocated to cash generating units of the entity and will be impairment tested on initial adoption of AIFRS and annually thereafter.

Any necessary impairment write down in relation to goodwill will be expensed through the statement of financial performance.

Business Combinations

AASB 3 "Business Combinations" mandates that discounts on acquisition will no longer be allocated over the non-monetary assets of the entity. Instead a discount on acquisition will be recognised in profit and loss as income. The standard also introduces the concept of a "reverse acquisition" and requires the consolidating entity to effect consolidation elimination entries from the perspective of the acquirer.

This standard has prospective application however the exemption provisions in AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements" allow the retrospective application of the standard. If applied, this will result in the entity reinstating the balances of non monetary items in relation to discounts on acquisitions for all business combinations effected from date of first acquisition affected to the date of adoption of the new standards and adjusting retained earnings by those amounts. Any reverse acquisition situations will also then be accounted for accordingly under the exemption in AASB 1 which will result in an altered consolidated entity column for reporting purposes.

2. REVENUE FROM ORDINARY ACTIVITIES

	2004 Consolidated	2004 Parent	2003 Parent
	$	$	$
Non-Operating Activities:			
Interest	121,395	121,395	96,075
Dividends received	1,042	1,042	-
Proceed from sale of listed securities	33,270	33,270	70,000
Rental Income (i)	133,935	133,935	144,128
	289,642	289,642	310,203

Note (i) other income relates to a portion of rental expenses and related costs that have been recovered from the Associates' and third parties. Phosphagenics Limited's rental expense relates to the lease of its head office at 90 William Street, Melbourne.

3. SHARE OF NET LOSSES OF ASSOCIATES ACCOUNTED FOR BY USING THE EQUITY METHOD

	Note	Ownership Interest 2004	Ownership Interest 2003	2004 $	2003 $
Adoil Pty Ltd Principal activity: Process for refining edible oils economically.		-	33.3%	-	45,142
Petrecycle Limited Principal activity: Plastic polymer recycling.		-	30.0%	20,191	825,425
Vital Health Sciences Ltd Principal activity: Production, sale and licensing of products for the nutraceutical and pharmaceutical industries.		100% (i)	36.70%	1,680,573	1,006,951
TOTALS				1,700,764	1,877,518

(i) On 31 December 2004, the company became a wholly owned subsidiary.

	2004 Consolidated	Parent	2003 Parent
	$	$	$
4. LOSS FROM ORDINARY ACTIVITIES			
Depreciation	21,401	21,401	23,943
Operating Lease Payments	124,489	124,489	123,275
Profit on sale of financial assets			
Profit on sale of listed securities	19,488	19,488	-

5. INCOME TAX

The difference between income tax expense/(benefit) provided in the financial reports and the prima facie income tax expense/(benefit) on net loss from ordinary activities is reconciled as follows:

	2004 Consolidated	Parent	2003 Parent
Net Loss from Ordinary Activities	(3,148,261)	(3,148,261)	(2,661,601)
Prima facie tax (benefit)/expense calculated at 15% except for interest income at 25%	-	-	(389,632)
Prima facie tax (benefit)/expense calculated at 30%	(944,478)	(944,478)	-
Add: Tax Effect of:			
Tax losses no longer available	482,700	482,700	
Non-Deductible Expenses	128,700	128,700	12,323
Future Income Tax Benefit not brought to account	333,078	333,078	377,309
Income Tax Expense	-	-	-

On 16 December, the company surrendered its status as a Pooled Development Fund, and accordingly losses accrued whilst classified as a PDF for taxation purposes are no longer available. On 31 December 2004, the company purchased the remaining 63.3% of Vital Health Sciences that it did not already own. Vital Health Sciences Ltd has available tax losses which it can utilise. No decision regarding tax consolidations has been made and the losses are currently not available for use by the parent entity.

Future Income Tax Benefit Not Recognised

The future income tax benefit in respect of tax losses of the Company that have not been recognised as an asset in the financial statements as the realisation of the benefit is not virtually certain.

	2004 Consolidated	Parent	2003 Parent
The potential future income tax benefit in respect of losses not brought to account at 15% are as follows			1,932,156
The potential future income tax benefit in respect of losses not brought to account at 30% are as follows:	5,396,737	333,078	-

NOTE 5 (CONT'D)

Future income tax benefits have not been brought to account because directors do not believe it is appropriate to regard realisation of such benefits as assumed beyond any reasonable doubt. These benefits will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

(b) the Company continues to comply with conditions for the deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the loss.

	2004 Consolidated	2004 Parent	2003 Parent
	$	$	$
6. OTHER FINANCIAL ASSETS			
Current			
Shares and options in listed companies at market value Cost 2004: $Nil (2003: $500,000) comprising:			
Shares and options at market value	-	-	13,782
	-	-	13,782

Net Fair Values
The carrying amount of other financial assets equals fair value by reference to the quoted market prices.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2004 Consolidated	2004 Parent	2003 Parent
Shares in Unlisted Associate Companies	-	-	26,889,013

The cost of investments in Unlisted Associates at 2004: $nil (2003: $21,248,528).

Net Fair Values

The carrying values of equity investments at recoverable amount approximate net fair values and have been determined by reference to the fair value of net assets of an Associate at period end.

NOTE 7 (CONT'D)

	2004 Consolidated	2004 Parent	2003 Parent
	$	$	$
Material Investments in Entities being Associates:			
Petrecycle Limited			
Principal activity: Plastic polymer recycling.			
Carrying amount of the investment	-	-	7,988,712
Percentage ownership interest held is 0% (2003: 32.83%)			
The company disposed of this investment through issue of an in specie dividend, refer Note 26			
Vital Health Sciences Ltd			
Principal activity: Vital Health Sciences is currently developing healthcare and bioscience technologies			
Carrying amount of the investment	-	-	18,900,301
Percentage ownership interest held is 100% (i) (2003: 36.70%)			
	-	-	26,889,013

(i) On 31 December 2004, the company acquired the remaining 63.3% and this is now accounted for as a controlled entity. Refer Note 9.

Share of Associates Net Loss

	2004 Consolidated	2004 Parent	2003 Parent
Results of associates net loss before income tax	-	(1,700,764)	(1,877,518)
Share of associates' income tax benefit attributable to loss from ordinary activities	-	-	-
	-	(1,700,764)	(1,877,518)

NOTE 7 (CONT'D)

	2004 Consolidated	2004 Parent	2003 Parent
	$	$	$
Movements in Carrying Amounts of Investments			
Beginning of Year	-	26,889,013	12,469,571
Capital Investment	-	-	4,073,520
Diminution	-	-	(62,032)
Share of Movement in Associates' Asset Revaluation Reserve	-	-	12,285,472
In Specie Distribution of investment In Petrecycle Limited	-	(8,042,399)	-
Reversal of equity accounting balance on acquisition of a controlling interest in Vital Health Sciences Ltd	-	(17,145,850)	-
Share of Losses	-	(1,700,764)	(1,877,518)
End of Year	-	-	26,889,013

Note (a) – On 31 December 2004, the Company purchased the remaining 63.3% of Vital Health Sciences Limited (VHS) that it did not already own by the issue of 297,294,232 fully paid ordinary shares in Phosphagenics Limited to the vendors of VHS.

(b) – Share of losses attributable to Phosphagenics Limited includes operating loss directly attributable to Associates of $1,274,073 (2003: $1,357,969) and amortisation of goodwill on acquisition of investments in Associates of $440,471 (2003: $519,549).

Contingent Liabilities

There are no contingent liabilities at 31 December 2004 (2003: $51,000).

Commitments

There are no material commitments in respect of Associates at 31 December 2004 (2003: $Nil).

Summary Performance and Financial Position of Associates

	2004 Consolidated	2004 Parent	2003 Parent
Revenues	-	649,938	50,673
Expenses	-	(2,145,020)	(2,654,691)
Net Losses of Associates	-	(1,495,082)	(2,604,018)

No income tax benefit has been brought to account in respect of these losses.

	2004 Consolidated	2004 Parent	2003 Parent
Current Assets	-	-	4,733,603
Non Current Assets	-	-	72,136,538
Total Assets	-	-	76,870,141
Current Liabilities	-	-	15,305
Non-Current Liabilities	-	-	-
Total Liabilities	-	-	15,305

PHOSPHAGENICS LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

NOTE 7 (CONT'D)

	2004 Consolidated	2004 Parent	2003 Parent
	$	$	$
Net Assets	-	-	76,854,836
Share of Accumulated Losses Attributable to Associates			
Balance at the beginning of the year	-	9,612,787	7,735,269
Share of associates' net loss for the year	-	1,700,764	1,877,518
Diminution in value of investments of Associates to recoverable amount	-		
Discontinuation of equity accounting following the acquisition of Vital Health Sciences Ltd and the disposal of Petrecycle Ltd.	-	(11,313,551)	-
Balance at the end of the year	-	-	9,612,787
Share of Reserves Attributable to Associates			
Balance at beginning of year	-	15,315,304	3,029,832
Share of an Associate's Asset Revaluation Reserve	-	-	12,285,472
Discontinuation of equity accounting following the acquisition of Vital Health Sciences Ltd and the disposal of Petrecycle Ltd.	-	(15,315,304)	
	-	-	15,315,304

8. WRITE-DOWN OF INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD TO RECOVERABLE AMOUNT

	2004 Parent	2003 Parent
Expense from ordinary activities resulting from write-down of investment in Adoil Pty Ltd to recoverable amount	-	(62,032)
	-	(62,032)

Notes:

In the 31 December 2003 financial year, the investment in Adoil Pty Ltd was written down to its recoverable value of $1.

9. OTHER FINANCIAL ASSETS (NON CURRENT)

	2004 Consolidated	2004 Parent	2003 Parent
Controlled entities – unlisted	-	106,407,999	-

10. INTEREST IN SUBSIDIARIES

	Country of Incorporation	2004	2003	2004	2003
		Percentage of equity interest held by the Consolidated entity		Investment	
Vital Health Sciences Ltd	Australia	100	-	106,407,999	-

At 31 December 2003, Phosphagenics Ltd owned 36.7% of Vital Health Sciences Ltd. This investment was equity accounted at that date.

	2004 Consolidated $	2004 Parent $	2003 Parent $
11. RECEIVABLES			
Trade Debtors	44,055	-	7,765
Other debtors	615,775	20,979	57,943
	659,830	20,979	65,708

Net Fair Values
The carrying amount of accounts receivable approximate Net Fair Values as determined by reference to expected net cash inflows.

12. INTANGIBLES

	2004 Consolidated $	2004 Parent $	2003 Parent $
Intellectual Property at cost	105,819,637	-	-
Accumulated amortisation	-	-	-
	105,819,637	-	-

13. PROPERTY, PLANT AND EQUIPMENT

	2004 Consolidated $	2004 Parent $	2003 Parent $
Furniture and equipment at cost	542,114	208,979	195,305
Less: Accumulated depreciation	(262,350)	(120,933)	(99,532)
	279,764	88,046	95,773
Movement in Furniture & Equipment			
Written down value at beginning of year	95,773	95,773	119,716
Additions	13,674	13,674	-
Plant and equipment acquired Note 24 (3)	191,718	-	-
Depreciation for year	(21,401)	(21,401)	(23,943)
Written down value at end of year	279,764	88,046	95,773

	2004 Consolidated $	2004 Parent $	2003 Parent $
14. PAYABLES			
Trade Creditors	342,452	12,104	317
Accruals	427,456	31,939	22,160
Other creditors	24,535	18,200	2,641
	794,443	62,243	25,118

All payables are unsecured and are payable in Australian dollars.

Net Fair Values

The carrying amounts of accounts payable approximate
Net Fair Values as determined by reference to expected net cash outflows.

	2004 Consolidated $	2004 Parent $	2003 Parent $
15. PROVISIONS			
Current			
Employee benefits	16,288	13,540	-

16. CONTRIBUTED EQUITY

(a) Issued Shares

	2004 Consolidated $	2004 Parent $	2003 Parent $
499,834,011 (2003: 172,100,867)			
Fully Paid Ordinary Shares	134,731,137	134,731,137	39,700,813

The movement in the issued capital of the Company is as follows:

	2004 Consolidated $	2004 Parent $	2003 Parent $
Opening balance	39,700,813	39,700,813	34,749,960
Shares issued – cash	6,660,586	6,660,586	5,235,500
Shares issued – non cash (i)	89,188,271	89,188,271	-
Exercise of options	94,394	94,394	2,104
Placement Fee	(912,927)	(912,927)	(286,751)
Closing balance	134,731,137	134,731,137	39,700,813

The movement in the number of ordinary shares of the Company is as follows:

	Number of Shares		
Opening balance	172,100,867	172,100,867	151,148,349
Shares issued – cash	29,966,941	29,966,941	20,942,000
Shares issued – non cash (i)	297,294,232	297,294,232	-
Exercise of options	471,971	471,971	10,518
Closing balance	499,834,011	499,834,011	172,100,867

(i) The fair value of these shares was determined to be the market price at date of issue. The shares were issued on 31 December 2004 as consideration for the acquisition of Vital Health Sciences Limited.

NOTE 16 (CONT'D)

(b) Share Options

June 2009 options exercisable at 20 cents each

In the period June 1999 to December 2004, inclusive, a total of 717,286 options have been exercised at 20 cents each of which 471,971 were exercised in the year under review.

POHOB Options at 31 December 2004

For the financial year ended 31 December 2004 the following movements occurred in quoted POHOB options.

	2004	2003
Balance 31 December 2004	59,696,177	60,178,666
Balance 31 December 2003	60,168,148	60,168,148
Net movement in period	**(471,971)**	**(10,518)**
Represented by:		
Issues		-
Reductions		
Exercised in the period	(471,971)	(10,518)
Net Movement	**(471,971**	**(10,518)**

As at close of business on 31 December 2004 there was a total of 59,696,177 unexercised options.

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up to shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

17. ACCUMULATED LOSSES

Accumulated losses at beginning of year	(25,632,929)	(25,632,929)	(22,971,328)
Transfer from revaluation reserve of the Portion of the revaluation reserve arising from a revaluation in Petrecycle Ltd following the disposal of the investment in Petrecycle Ltd (Note26)	3,029,835	3,029,835	-
Loss from ordinary activities after related income tax	(3,148,261)	(3,148,261)	(2,661,601)
Accumulated losses at end of year	(25,751,355)	(25,751,355)	(25,632,929)

18. AUDITORS' REMUNERATION

	2004 Consolidated $	2004 Parent $	2003 Parent $
Remuneration paid or due and payable to the auditors of the Company in connection with:			
Audit and review of financial reports	29,085	29,085	33,000
General accounting advice	6,700	6,700	3,500
Tax consulting services	8,315	8,315	5,872
	44,100	44,100	42,372

PKF UK undertook work associated with capital raising carried out of the UK and were paid fees of $104,164 for due diligence services of which $50,000 was on paid to PKF Melbourne.

19. DIRECTORS' REMUNERATION

The names and positions held of specified directors in office at any time during the financial year are:

Andrew Vizard	Chairman and independent Director
Ian Pattison#	Managing Director
Harry Rosen	Executive Director and President
John Mills##	Independent Director
Jon Addison	Independent Director
Michael Preston###	Independent Non-Executive Director
Peter Lewinsky*	Non-Executive Director
Anthony Rebuck**	Independent Director
Simon West***	Non-Executive Director
Alan Fisher****	Independent Director
Steven Korman*****	Non-Executive Director

* Peter Lewinsky resigned 18 March 2004
** Anthony Rebuck appointed 18 March 2004, resigned 9 September 2004
*** Simon West resigned 18 March 2004
**** Alan Fisher resigned 18 March 2004
***** Steven Korman resigned 11 February 2004
# Ian Pattison appointed 4 March 2004
John Mills appointed 18 March 2004
Michael Preston appointed 8 November 2004

PHOSPHAGENICS LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

NOTE 19 (CONT'D)

	2004 Consolidated $	2004 Parent $	2003 Parent $

Specified Directors Remuneration

2004	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
I. Pattison	191,132	-	-	17,202	-	-	-	208,334
H. Rosen	185,000	-	-	4,500	-	-	-	189,500
J. Mills	7,849	-	-	9,958	-	-	-	17,807
J. Addison	20,000	-	-	1,800	-	-	-	21,800
M. Preston	3,209	-	-	-	-	-	-	3,209
P. Lewinsky	-	-	-	-	-	-	-	-
A. Rebuck	9,586	-	-	863	-	-	-	10,449
S. West	-	-	-	-	-	-	-	-
A. Fisher	4,301	-	-	387	-	-	-	4,688
S. Korman	1,667	-	-	-	-	-	-	1,667
	482,744	-	-	40,110	-	-	-	522,854

No directors received options during the year.

2003	Salary Fees	Cash Bonus	Non-Monetary	Super	Retirement Benefits	Options	Other Benefits	Total
A. Vizard	60,000	-	-	5,400	-	-	-	65,400
H. Rosen	-	-	-	-	-	-	-	-
J. Addison	20,000	-	-	1,800	-	-	-	21,800
P. Lewinsky	4,550	-	-	-	-	-	-	4,550
S. West	-	-	-	-	-	-	-	-
A. Fisher	20,000	-	-	1,800	-	-	-	21,800
S. Korman	20,004	-	-	-	-	-	-	20,004
	124,554	-	-	9,000	-	-	-	133,554

Remuneration Practices

The company's policy for determining the nature and amounts of emoluments of board members is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages applicable to the Board members. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

PHOSPHAGENICS LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

NOTE 19 (CONT'D)

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive directors is capped at the level approved by shareholders for this purpose. Non Executive directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for non executive directors.

20. RELATED PARTY TRANSACTIONS

Interest of Directors in Shares and Options in the Company.

Specified Directors		Balance 1 January 2004	Net Change Other (1)	Shares Issued to Vendors of Vital Health Sciences Ltd	Balance 31 December 2004
Andrew L Vizard	Shares	52,135	71,276	-	123,411
	Options	1,200,000	-	-	1,200,000
John Mills	Shares	-	107,667	-	107,667
	Options	-	-	-	-
Harry Rosen	Shares	2,663,000	-	61,367,143	64,030,143
	Options	5,050,000	-	-	5,050,000
Ian G. Pattison	Shares	-	367,667	-	367,667
	Options	-	350,000	-	350,000
Michael D. Preston	Shares	-	-	2,372,659	2,372,659
	Options	-	-	-	-
Jonathan L Addison	Shares	4,000	-	-	4,000
	Options	-	-	-	-

(1) Included are shares issued under the Share Purchase Plan at 28.3 cents per share:
Dr. I Pattison – 17,667 shares
Prof. J. Mills - 17,667 shares

There were no options acquired during the financial year from the Company.

	2004	2003
Transactions with Associates		
During the year Phosphagenics Limited charged a service fee to the investee companies for administration services and to recover a portion of its rental expense from Associate Companies under normal commercial arrangements as follows:		
Vital Health Sciences Limited	30,492	30,240
Petrecycle Limited	17,640	29,160

NOTE 20 (CONT'D)

	2004	2003
Transactions with Associates		
During the year Phosphagenics Limited charged a service fee to the investee companies for administration services and to recover a portion of its rental expense from Associate Companies under normal commercial arrangements as follows:		
Vital Health Sciences Limited	30,492	30,240
Petrecycle Limited	17,640	29,160

21. EARNINGS PER SHARE

	2004 cents	2003 cents
The following reflects the income and share data used in the calculations of basic and diluted earnings per share.		
Basic and dilutive EPS (cents per share)	(1.78)	(1.74)
Earnings used in the calculation of basic and dilutive EPS	(3,148,261)	(2,661,601)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS and dilutive EPS	176,546,440	152,927,990
Potential ordinary shares that are not dilutive and not used in the calculation of diluted earnings per share:		
▪ Share Options	59,696,177	60,168,148

The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

22. SEGMENT INFORMATION

The Company operated as a registered Pooled Development Fund until 16 December 2004. The Company's only primary business segment was investment and its only secondary geographical segment is operating in Australia.

23. EVENTS SUBSEQUENT TO BALANCE DATE

There have been no significant events subsequent to balance date.

24. NOTES TO THE STATEMENT OF CASH FLOWS

(1) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, deposits at call and bills of exchange with a maturity date no later than three months. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related Statement of Financial Position items as follows:

PHOSPHAGENICS LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

NOTE 24 (CONT'D)

	2004 Consolidated $	2004 Parent $	2003 Parent $
Cash	7,221,969	6,736,769	2,311,753

(2) Reconciliation of Net Cash Used In Operating Activities to Operating Loss after Income Tax

	2004 Consolidated $	2004 Parent $	2003 Parent $
Operating Loss after Income Tax	(3,148,261)	(3,148,261)	(2,661,601)
Adjustment for Non-Cash Income and Expense Items:			
Realised Losses/(Profits) on Marketable Securities	(19,488)	(19,488)	(70,000)
Unrealised Losses/(Profits) on Marketable Securities	-	-	(13,782)
Depreciation	21,401	21,401	23,943
Net Expense from Aggregate Share of Associates':			
Loss from Ordinary Activities after Tax	1,700,764	1,700,764	1,877,518
Diminution of investments in associates	-	-	62,032
Changes in Assets and Liabilities:			
(Increase)/Decrease in Receivables	44,729	44,729	(34,249)
Increase/(Decrease) in Payables and provisions	54,862	54,862	(5,235)
Increase in Other Current Assets	(12,568)	(12,568)	(10,229)
Net Cash Used In Operating Activities	(1,358,561)	(1,358,561)	(831,603)

(3) Entities Acquired

Vital Health Sciences Limited

Purchase Consideration

Shares
297,294,232 fully paid Phosphagenics Limited shares issued at fair value 30 cents per share 89,188,27189,188,271 -

PHOSPHAGENICS LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

NOTE 24 (CONT'D)

	2004 Consolidated $	2004 Parent $	2003 Parent $
Fair Values of Net Assets Acquired			
Plant and equipment	191,718	-	-
Inventories	7,541	-	-
Receivables	638,851	-	-
Cash	485,200	-	-
Payables	(734,948)	-	-
Intellectual property	88,599,909	-	-
	89,188,271	-	-
Cash acquired on acquisition of Vital Health Sciences Limited	485,200	-	-

25. FINANCIAL INSTRUMENTS: INTEREST RATE RISK AND CREDIT RISK

The Company manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the Board of Directors. The Company does not engage in any significant financial instrument transactions, which are speculative in nature.

Interest Rate Risk Exposure

Exposure to interest rate risks on financial assets and liabilities are summarised as follows:

2004	Non Interest Bearing $	Floating Interest Rate $	Total $
Financial Assets			
Cash - Current	-	7,221,969	7,221,969
Accounts Receivable - Current	659,830	-	659,830
Other Financial Assets - Current	-	-	-
	659,830	7,221,969	7,881,799
Weighted Average Interest Rate	-	5.0%	
Financial Liabilities			
Payables - Current	794,443	-	794,443
Net Financial Assets	(134,613)	7,221,969	7,087,356

PHOSPHAGENICS LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

NOTE 25 (CONT'D)

2003	Non Interest Bearing $	Floating Interest Rate $	Total $
Financial Assets			
Cash - Current	-	2,311,753	2,311,753
Accounts Receivable - Current	65,708	-	65,708
Other Financial Assets - Current	-	-	-
Equity Accounted Investments – Non Current	30,979,541	-	30,979,541
	31,045,249	2,311,753	33,357,002
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	25,115	-	25,115
Net Financial Assets	31,020,134	2,311,753	33,331,887

Credit Risk Exposure
The maximum credit risk exposure of financial assets excluding investments is represented by the carrying amounts of assets recognised in the balance sheet net of any provisions for losses. The credit risk in respect of cash assets is minimised as counter-parties are recognised financial institutions with acceptable credit ratings of AAA, determined by a recognised rating agency.

26. RESERVES

	2004 $	2003 $
Asset Revaluation Reserve		
Balance at beginning of the year	15,315,304	3,029,832
Transfer to accumulated losses of the portion of the revaluation reserve arising from a revaluation in Petrecycle Ltd following the disposal of the investment in Petrecycle Ltd	(3,029,832)	-
In specie divided – distribution of the company's investment in Petrecycle Ltd (Note 27)	(8,042,399)	12,285,472
Balance at end of the year	4,243,073	15,315,304

The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets. The decrease in the 31 December 2004 financial year related to the payment of an In Specie dividend to shareholders on the company divesting itself of Petrecycle Ltd.

	2004 $	2003 $

27. DIVIDENDS

On 27 February 2004, in accordance with a resolution of directors, the company provided a dividend of $8,042,399 to shareholders consisting of an in specie distribution of the company's investment in Petrecycle Ltd to Phosphagenics Limited's shareholders as registered on 9 February 2004. The dividend was paid on the basis of 1 Petrecyle Ltd share for each 10 Phosphagenics Ltd shares held. The carrying value of Petrecycle Ltd was determined by the directors to represent its fair value. The company has no franking credits and accordingly the dividend was unfranked.

	2004 $	2003 $
Balance of Franking Account at Year End	-	-

28. COMMITMENTS FOR EXPENDITURE

Non-cancellable operating lease commitments are:

	2004 $	2003 $
Not later than one year	106,400	102,729
Later than one year but not later than 5 years	255,370	246,549
	361,770	349,278

Non-cancellable operating leases relate to the rent of office accommodation for a period of 10 months. The Company has an option to extend its rental lease for a period of 3 years.

29. STATUTORY INFORMATION

The registered office of the Company is Level 2, 90 William Street, Melbourne, Victoria 3000.
The Company was incorporated and is domiciled in Australia.
The number of employees at 31 December 2004 is 2 (2003: 0).

Section 4 - Audit Alert

1 Details of dispute or qualification or likely dispute or qualification - none

2 International Financial Reporting Standard - refer to Section 3 Notes to the Statements 1(1)


RECEIVED
2005 DEC -6 P 1:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


VITAL
CAPITAL

19 January 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : Vital Health Sciences Limited ("VHS")

New Heart Disease Drug

The Board of Directors of Vital Capital Limited is pleased to advise that VHS, a company in which Vital Capital Limited currently holds a 35.5 per cent interest, has announced the filing of patents to protect a patented compound as a new pharmaceutical drug. This discovery has arisen from collaborative work conducted with Professor Angelo Azzi at the University of Berne, Switzerland.

The VHS patent covers the use of the new drug for preventing and alleviating atherosclerosis (the leading cause of heart disease and strokes), as well as Alzheimer's, diabetes, leukaemia and many other diseases.

Attached for release to the market is a copy of the detailed VHS media release.

Yours faithfully
Vital Capital Limited

per Mourice Garbutt
Company Secretary
vital\asx\heart disease drug 19 01 04

For further information contact:
Associate Professor Andrew Vizard
Chairman
Vital Capital Limited
(03) 9605 5900
or visit www.vitalcapital.com

Vital Capital Limited
ABN 32 056 482 403

Level 2, 90 William Street
Melbourne Vic 3000
Telephone : 61 3 9605 5900
Facsimile : 61 3 9605 5999

Web Page : www.vitalcapital.com
Email : info@vitalcapital.com

USA Office
Vital Capital Limited
599 Lexington Avenue
New York N.Y. 10022-7650



VITAL HEALTH SCIENCES

Vital Health Sciences Limited **ACN 085 968 341**

January 19, 2004

VHS starts 2004 with patent for new heart disease drug

Vital Capital Ltd's investee company, Vital Health Sciences Ltd ("VHS"), today announced that it has filed patents for a new pharmaceutical drug.

This discovery follows on from collaborative research conducted with Professor Angelo Azzi at the University of Berne in Switzerland.

The patent covers the use of the new drug for preventing and alleviating atherosclerosis (the leading cause of heart disease and strokes), as well as Alzheimer's, diabetes, leukaemia and many other diseases.

There are no drugs on the market that treat atherosclerosis directly. Drugs prescribed for this disease traditionally treat the risk factors associated with heart disease like lowering cholesterol or blood pressure. For example, Lipitor, the largest selling drug with sales expected to exceed US$9 billion per annum, is administered to lower cholesterol. However, around 50% of people who die from atherosclerosis do not have high cholesterol levels.

VHS has demonstrated that its new drug, a patented form of Vitamin E, is capable of inhibiting the main mechanisms of action involved in the development and progression of atherosclerosis by treating the disease directly rather than treating the risk factors that may cause the development of atherosclerosis.

This means the findings of the in-vitro trials conducted by VHS and Professor Azzi have the potential to be extremely commercially valuable, with a market size that could exceed a billion dollars.

Atherosclerosis occurs primarily as a consequence of inflammation of the artery walls. Two primary factors contributing to this inflammation include the proliferation of smooth muscle cells in arteries and the oxidation of LDL cholesterol that attach to scavenger receptors.

The attachment of LDL to these receptors causes the formation of foam cells, called plaque, within the arteries. These plaques often rupture causing blockage of the blood flow throughout the body, which can be fatal. It is estimated that atherosclerosis accounts for more than 75 percent of all deaths from cardiovascular disease.

Much of VHS's earlier research demonstrated that its new form of vitamin E was a naturally occurring, non-toxic, powerful anti-inflammatory. It is therefore not surprising that the research conducted by VHS and Professor Azzi found that this product was highly effective in reducing the important inflammatory factors that cause atherosclerosis.

Level 2, 90 William Street, Melbourne, VIC 3000 Australia Tel: +61 3 9605 5900 Fax: +61 3 9605 5999
R & D Laboratory: 29 Clelland Road, Brooklyn, VIC 3012 Australia Tel: +61 3 9314 2422 Fax: +61 3 9314 9640

What is surprising is the finding that the new drug acts in several distinct ways:-

1. It suppresses the proliferation of smooth muscle cells. Proliferation of smooth muscle cells results in the narrowing of the arteries.

2. It inhibits the proliferation of scavenger receptors but it also limits the expression of these receptors thereby significantly reducing the uptake of oxidised LDL cholesterol. This action leads to the inhibition of the formation of plaque but also, very significantly, to the reduction of plaque. It therefore can act both in preventing and curing atherosclerosis, and

3. Finally the new drug limits the proliferation of monocytes (a type of blood cell) that are associated with the onset of many diseases including diabetes and leukaemia.

There are several drugs in development that target the treatment of atherosclerosis directly. Pfizer recently announced that it had agreed to purchase Esperion Therapeutics, a US based company, for US$1.3 billion. In Phase II trials, Esperion demonstrated that its drug was able to remove excess cholesterol from arterial walls thereby achieving a minor reduction in plaque volume in patients.

The lodging of patents to protect the VHS discovery is a significant step in the development of a drug for the fight against heart disease.

VHS research director Dr Esra Ogru said, "VHS has demonstrated in in-vitro trials that its compound is a very potent inhibitor of several key factors that cause heart disease. For the first time a viable intervention therapy for atherosclerosis using a natural non-toxic compound may be possible."

She added that, "our collaborative research marks a significant milestone in atherosclerosis research. We now have a clearer understanding of why VHS vitamin E is a powerful weapon in combating atherosclerosis."

VHS CEO, Mr. Harry Rosen agreed, "this is a major breakthrough in the fight against a killer disease, with a natural compound delivering drug-quality benefits.

"We will commence preclinical trials on atherosclerosis in the first half of the 2004 calendar year with human trials commencing as soon as practical after the completion of these trials.

"This research will be our primary focus in 2004 as the findings are extremely significant to VHS and its shareholders.

"In 2004 we also intend to commence human trials for our patented drug delivery system that delivers a range of drugs to the body by patch, such as morphine, testosterone and atropine – used to treat exposure to chemical warfare".

Ends...

For further information contact:

Associate Professor Andrew Vizard
Chairman
Vital Capital Ltd
(03) 9605 5900 or visit
www.vitalcapital.com

Dr Esra Ogru
Research Manager
Vital Health Sciences Ltd
(03) 9605 5900 or visit
www.vitalhs.com

About Atherosclerosis

In the U.S. alone, an estimated 14 million individuals are currently diagnosed with Chronic Heart Disease (CHD) and more than half a million individuals will die from heart attacks this year. Estimated annual costs associated with CHD in U.S. ranges between US$50 billion and US$100 billion. The total number of deaths from CHD in the U.S. has again begun to increase after a period of steady decline, most likely due to the ageing population.

Atherosclerosis is an increasingly common and progressive disease of the arteries, leading to such complications as angina, heart attack, stroke and dementia.

In its early stages, a dominant feature of atherosclerosis is the migration of circulating monocytes and of smooth muscle cells (SMCs) into the intima of the arterial wall. SMCs and monocytes proliferate and accumulate cholesterol, leading to the progression of the atherosclerotic plaque. These changes are thought to be a genetic response to a number of stimuli, such as increased plasma cholesterol levels, hypertension, and oxidative stress. Together with proliferation and migration, the most characteristic events at the atherosclerotic lesion are cholesterol accumulation and conversion of macrophages and SMCs to foam cells.

Foam cells are formed mainly by the uncontrolled uptake of oxidized LDL (oxLDL) containing cholesterol and lipids. Some antiatherogenic agents, such as vitamin E, are antioxidants and known to prevent oxidation of LDL. This may not however be the main mechanism of action as some effects of vitamin E, are not directly related to its antioxidant properties.

In SMCs, α-tocopherol specifically inhibits protein kinase C-α (PKC-α), which is strongly involved in the proliferative signal transduction pathway. Activation of PKC is known to lead to an increased activity of the transcription factor AP-1; thus, inhibition of PKC by α-tocopherol could lead to changes of the gene expression patterns altered in atherosclerosis. Candidate genes for such alteration are the scavenger receptors, which take up modified LDL, leading to foam cell formation at the atherogenic lesion. These receptors include SR-A, SR-B1, CD36, CD68, and LOX-1. Knockout mice for the macrophage scavenger receptor have shown reduced incidence of atherosclerosis, although smooth muscle–derived foam cells can still form in the remaining lesions. Expression of some of the scavenger receptors is increased at the atherosclerotic lesion, but to date the regulatory mechanisms for most of these genes are not yet known.

The CD36 scavenger receptor has been reported to be expressed in platelets, monocytes/ macrophages, mammary epithelial cells, and adipocytes. It is also expressed in capillary endothelial cells of adipose, cardiac, and muscle tissue and at low levels in the vascular endothelium of the brain, lung, and kidneys. Monocytes/macrophages from CD36-deficient patients show a reduced capacity to bind and internalize oxLDL. In contrast to the LDL receptor, which is down regulated by a negative feedback loop mediated by cholesterol, CD36 appears to be upregulated with increasing concentrations of oxLDL.

Studies mentioned in this press release have previously demonstrated that CD36 protein in cultured macrophages is down regulated by α-tocopherol. The current study shows that these effects are much more pronounced with VHS vitamin E, under the same experimental conditions.

About Vital Health Sciences Limited

Vital Health Sciences Ltd. is a biotechnology company engaged in research, discovery and development of human and animal therapeutics and is 35.5% owned by Vital Capital Limited. Vital Capital has announced that it will acquire all the outstanding shares in Vital Health Sciences, which will result in it owning 100% of the company.

About Vital Capital Limited

Vital Capital Limited is a publicly owned Australian venture capital company based in Melbourne. It is listed on the Australian Stock Exchange Limited (ASX Code: VIT) and is registered under the Australian Government's Pooled Development Funds Act.

As announced on 30th October 2003, the Board of Directors is proposing a restructure designed to unlock and maximize the value for VIT shareholders of its two principal investments involving innovative nutraceutical & drug delivery and plastics recycling businesses as they have now achieved commercialisation.

In part the Board of Directors considered that the proposed restructure:

- would reward VIT shareholders as the successful first stage of commercialization of VHS and Petrecycle concludes;

- creates a listed company (VIT) with 100% exposure to the current commercialization of VHS' vitamin E technology including its exciting developments in personal care applications, oral hygiene, nutraceuticals, food supplements and pharmaceuticals plus expected commercialization of other actives and drugs;

- facilitates further evolution of the VHS technology, such as potential spin-off of the VHS drug delivery business in 2005.

The proposals are to be put to stakeholders at a General Meeting to be held in Melbourne on Thursday, 29 January, 2004.

About Professor Azzi

Professor Angelo Azzi was born in Modena, Italy in 1939. He received an M.D. from the University of Padova, Italy, 1963, Libera Docenza in General Pathology, 1969 and Libera Docenza in Biochemistry, 1970. He has authored over 400 articles and been an invited speaker at over 200 international meetings.

From 1963 to 1977 he worked at the University of Padua as a Research Fellow, Associate Professor and Professor. In 1977 he accepted the position of Professor and Head of Department at the Medical Chemistry Institute at the University of Bern, Switzerland. He remains today at the University of Bern where he is the Professor and Director of the Institute of Biochemistry and Molecular Biology.

He currently fulfils many editorial roles for various prestigious scientific journals. He is editor-in-chief of IUBMB Life, and Molecular Aspects of Medicine; editor of Free Radical Research; Associate editor of Environmental & Nutritional Interactions; and a member of the editorial board of Free Radical Biology & Medicine, Biochemistry and Molecular Biology International, Journal of Bioenergetics and Biomembranes, BioFactors, Antioxidant and Redox Research.

Professor Azzi has been honoured and appointed a member of the Polish Academy of Sciences in 1994; a member of the Nordrhein-Westfälischen Akademie der Wissenschaften in 1999; awarded an honorary PhD by the University of Buenos Aires in 2001; received the Oxygen Club of California award in 2001; and was a member of the Jury for the L'Oréal-UNESCO "Women in Science" prize from 1996-2003.


RECEIVED
2005 DEC -6 P 1:29


VITAL
CAPITAL

29 January 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : GENERAL MEETING ("GM")
RESULT OF RESOLUTIONS

At the GM of the shareholders of Vital Capital Limited held in Melbourne today the resolutions as set out in the Notice of Meeting dated 22 December 2003 were each carried by the required majority on a show of hands.

As a result, shareholders resolved to:

- Approve the acquisition of shares in Vital Health Sciences Limited and the issue of shares in the Company
- Change the name of the Company to Phosphagenics Limited
- Ratify the recent share placement
- Approve the aggregate limit on directors' fees

A table detailing the results of the voting, by resolution, inclusive of the proxy voting is attached.

Please note that it is expected that the Company will be quoted by its new name by mid next week under the security codes of:

Shares	POH
Options	POHOB

Yours sincerely
Vital Capital Limited

per Mourice Garbutt
Company Secretary
vital\asx\results gm 29 01 04

Vital Capital Limited
ABN 32 056 482 403

Level 2, 90 William Street
Melbourne Vic 3000
Telephone : 61 3 9605 5900
Facsimile : 61 3 9605 5999

Web Page : www.vitalcapital.com
Email : info@vitalcapital.com

USA Office
Vital Capital Limited
599 Lexington Avenue
New York N.Y. 10022-7650

Vital Capital Limited
General Meeting 29 January 2004

SUMMARY OF VOTING

	Approval of acquisition of shares in Vital Health Sciences Limited and the issue of shares in the Company		**Change of name of the Company**		**Ratification of recent share placement**		**Approval of limit on directors' fees**	
Type of Resolution	ORDINARY		ORDINARY		ORDINARY		ORDINARY	
Carried By	Show of Hands		Show of Hands		Show of Hands		Show of Hands	
<u>PROXY VOTING</u> No. of Valid Proxy Forms	365		365		365		365	
No. of Shares								
FOR	12,028,193	(313)	11,320,301	(297)	9,571,528	(300)	11,328,425	(274)
OPEN	22,421,243	(35)	22,496,637	(44)	630,840	(35)	637,745	(36)
AGAINST	235,450	(10)	555,797	(18)	249,526	(11)	745,175	(40)
Sub Total	**34,684,886**	**(358)**	**34,372,735**	**(359)**	**10,451,894**	**(346)**	**12,711,345**	**(350)**
ABSTAINING	175,197	(7)	487,348	(6)	24,408,189	(19)	22,148,738	(15)
Total	**34,860,083**	**(365)**	**34,860,083**	**(365)**	**34,860,083**	**(365)**	**34,860,083**	**(365)**

vital\asx\results gm 29 01 04


VITAL
CAPITAL

30 January 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : **VITAL CAPITAL LIMITED**
DISTRIBUTION IN SPECIE
CONFIRMATION OF TIMETABLE

Further to the Company's advice on Thursday 29 January 2004 of the result of matters considered at the General Meeting of shareholders on that day.

As already announced, the Company is to distribute its 32.83 per cent equity interest in Petrecycle Limited to shareholders by way of a "distribution in specie".

The timetable for this distribution in specie is affirmed as follows:

1	**Ex div**	the shares in Vital Capital Limited will commence trading on an "ex div" basis as of Tuesday 3 February 2004
2	**Record Day**	the Record Day for the establishment of entitlements to the "distribution in specie" is 7.00 p.m. Monday 9 February 2004
3	**Issue Date**	for the "distribution in specie" advice note and the issue date for the new Petrecycle Limited shares is Friday 27 February 2004

Please note that in determing the entitlement to Petrecycle Limited shares the calculation will be rounded down to the next whole number.

Yours faithfully
Vital Capital Limited

per Mourice Garbutt
Company Secretary
vital\asx\timetable


PHOSPHAGENICS

11 February 2004

The Manger
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : RETIREMENT OF NON-EXECUTIVE DIRECTOR - MR S KORMAN

Please be advised that Mr S Korman, a Director since October 2000 and Managing Director for the period October 2000 to October 2002, has, with effect from today, retired as a Director of the Company.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx\p, sk retire

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	STEVE KORMAN
Date of last notice	APPENDIX 3Y (21 JANUARY 2004)
Date that director ceased to be director	11 FEBRUARY 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
650,000 JUNE 2009 OPTIONS (POHOB)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
NIL	NIL

Part 3 – Director's interests in contracts NIL

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

p\asx\3z sk 11 02 04

+ See chapter 19 for defined terms.


PHOSPHAGENICS

19 February 2004

Dear Phosphagenics Share and Option holders,

I am pleased to advise that at the recent General Meeting shareholders of Vital Capital Limited passed all the resolutions and thereby voted for pivotal changes in the way your Company will be structured, operate and be identified into the future.

The resolutions, as set out in the Notice of Meeting dated 22 December 2003, were all carried by the required majority on a show of hands which means that **Vital Capital Limited is now called Phosphagenics Limited.**

By the time you read this letter your company will be trading as Phosphagenics Limited on the Australian Stock Exchange. The ASX security codes will be POH (shares) and POHOB (options).

Your directors believe that the new company name – Phosphagenics - will reflect our position as an active, focused pharmaceutical and vitamin company.

The web site is now operating: **www.phosphagenics.com**

The directors of Phosphagenics are delighted with the ongoing support of our shareholders as demonstrated by the higher than usual vote at the General Meeting.

We encourage you to refer to our web site for the latest company information and be assured we are working with energy and focus to commercialise our technology and return value to our shareholders.

I also draw your attention overleaf to an edited version of an important announcement that was made to the ASX on 19 January 2004 regarding the validation of our work by Professor Angelo Azzi of the University of Berne in Switzerland and our subsequent filing for patents for a new pharmaceutical drug.

Yours sincerely,

ANDREW VIZARD
Chairman

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

January 19, 2004

VHS starts 2004 with patent for new heart disease drug

Vital Capital Ltd's investee company, Vital Health Sciences Ltd ("VHS"), today announced that it has filed patents for a new pharmaceutical drug.

This discovery follows on from collaborative research conducted with Professor Angelo Azzi at the University of Berne in Switzerland.

The patent covers the use of the new drug for preventing and alleviating atherosclerosis (the leading cause of heart disease and strokes), as well as Alzheimer's, diabetes, leukaemia and many other diseases.

There are no drugs on the market that treat atherosclerosis directly. Drugs prescribed for this disease traditionally treat the risk factors associated with heart disease like lowering cholesterol or blood pressure. For example, Lipitor, the largest selling drug with sales expected to exceed US$9 billion per annum, is administered to lower cholesterol. However, around 50% of people who die from atherosclerosis do not have high cholesterol levels.

VHS has demonstrated that its new drug, a patented form of Vitamin E, is capable of inhibiting the main mechanisms of action involved in the development and progression of atherosclerosis by treating the disease directly rather than treating the risk factors that may cause the development of atherosclerosis.

This means the findings of the in-vitro trials conducted by VHS and Professor Azzi have the potential to be extremely commercially valuable, with a market size that could exceed a billion dollars.

Atherosclerosis occurs primarily as a consequence of inflammation of the artery walls. Two primary factors contributing to this inflammation include the proliferation of smooth muscle cells in arteries and the oxidation of LDL cholesterol that attach to scavenger receptors.

VHS CEO, Mr. Harry Rosen agreed, "this is a major breakthrough in the fight against a killer disease, with a natural compound delivering drug-quality benefits.

"We will commence preclinical trials on atherosclerosis in the first half of the 2004 calendar year with human trials commencing as soon as practical after the completion of these trials.

"This research will be our primary focus in 2004 as the findings are extremely significant to VHS and its shareholders.

"In 2004 we also intend to commence human trials for our patented drug delivery system that delivers a range of drugs to the body by patch, such as morphine, testosterone and atropine - used to treat exposure to chemical warfare".

Ends...


PHOSPHAGENICS

27 February 2004

The Manager
Companies Announcement Office
Australian Stock Exchange Limited

Dear Sir,

RE : Phosphagenics Limited

Enclosed for release to the market is the Company's Appendix 4E Report incorporating the Financial Statements of Performance, Position and Cash Flows for the year ended 31 December 2003.

Yours Faithfully,

Phosphagenics Limited

Mourice Garbutt
Company Secretary

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403

Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com

PHOSPHAGENICS LIMITED

(A.B.N. 32 056 482 403)

APPENDIX 4E

PRELIMINARY REPORT FOR THE YEAR ENDED ON 31 DECEMBER 2003

TABLE OF CONTENTS

SECTION 1. Title page.

SECTION .2 APPENDIX 4E - Incorporating Results & Highlights

SECTION 3. FINANCIAL STATEMENTS
Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows

Rule 4.3

Appendix 4E

Preliminary final report
Period ending on or after 30 June 2003

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Phosphagenics Limited (Formerly Vital Capital Ltd)

The following information must be given to ASX under listing rule 4.3.

1.

ABN or equivalent company reference	Year ended: current period	previous corresponding period
32 056 482 403	31 December 2003	31 December 2002

Results for announcement to the market

				$A'000
2.1 Revenues from ordinary activities	down	5.9%	to	240
2.2 Profit (loss) from ordinary activities after tax attributable to members	down	38.8%	to	(2,662)
2.3 Net profit (loss) for the period attributable to members	down	38.8%	to	(2,662)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend Interim dividend	-¢	-¢
Previous corresponding period: Final dividend Interim dividend	-¢	-¢

2.5 Record date for determining entitlements to the dividend	N/A

2.6 Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.

Note: The information required by item 2 must be placed at the beginning of the report. The other information may be presented in whatever way is the most clear and helpful to users, eg combined with the body of the report, combined with notes to the accounts, or set out separately.

+ See chapter 19 for defined terms.

3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard:

Attached statement of financial performance.

4. A statement of financial position together with notes to the statement. The statement may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals:

Attached statement of financial position.

5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard:

Attached statement of cash flows.

+ See chapter 19 for defined terms.

6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution:

Dividend or distribution payments:	**Amount**	**Date on which each dividend or distribution is payable**	**Amount per security of foreign sourced dividend or distribution (if known)**
N/A			
Total			

7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan:

N/A

8. A statement of retained earnings showing movements:

	Current period $A'000	**Previous corresponding period $A'000**
Retained profits (accumulated losses) at the beginning of the financial period	(22,971,328)	(18,622,564)
Net profit (loss) attributable to members	(2,661,601)	(4,348,764)
Net transfers from (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(25,632,929)**	**(22,971,328)**

+ See chapter 19 for defined terms.

9. Net tangible assets per security with the comparative figure for the previous corresponding period.

	Current period	**Previous corresponding Period**
Net tangible assets per security	19.45 cents	9.80 cents

10. Details of entities over which control has been gained or lost during the period:

10.1 Name of the entity.

N/A

10.2 The date of the gain or loss of control.

	Current period	**Previous corresponding period**
10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	$	$

11. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.

Name of entity	**% Holding**	**Aggregate Share of profit (losses)**		**Contribution to net profit**	
		Current period $'000	**Previous corresponding Period $'000**	**Current period $'000**	**Previous corresponding Period $'000**
Petrecycle Ltd	32.83	N/A	N/A	(825)	(930)
Vital Health Sciences Ltd	36.70	N/A	N/A	(1,007)	(1,032)
Adoil Pty Ltf	-	N/A	N/A	(45)	(7)
Natraherbal Pty Ltd	-	N/A	N/A	-	(453)

+ See chapter 19 for defined terms.

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position:

N/A

13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

N/A

14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following:

14.1 The earnings per security and the nature of any dilution aspects:

Basic earnings per share (1.74) cents Diluted earnings per share (1.74) cents

14.2 Returns to shareholders including distributions and buy backs:

N/A

+ See chapter 19 for defined terms.

14.3 Significant features of operating performance:

During the year, a placement of 20,942,000 shares was made resulting in a capital raising of $5,235,500. This enabled the Company to take up further options in two of its investments as well as providing the Company with additional working capital.

14.4 The results of segments that are significant to an understanding of the business as a whole:

N/A

14.5 A discussion of trends in performance:

N/A

14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

LIKELY DEVELOPMENTS AND FUTURE RESULTS

On 23 June 2003, Vital Health Sciences Limited, an investee company, signed an agreement with International Specialty Products Inc for exclusive distribution of its Vitamin E complex to the oral care industry.

On 31 October 2003, Vital Health Sciences Limited, an investee company, signed an agreement with Zila Inc. licensing the sale for its Vitamin E product to the dietary supplement market in North America.

Phosphagenics Ltd (formerly Vital Capital Limited) has also been advised by Petrecycle Ltd, an investee company, that it is in active discussion with global PET producers regarding the commercial licencing of Petrecycle's recycling technologies.

Subject to the success of these negotiations and the commercialisation of the technologies contained therein the investee companies expect to crystallize their inherent commercial worth which should then flow through to their shareholders in the form of capital growth and/or dividends.

+ See chapter 19 for defined terms.

SIGNIFICANT AFTER BALANCE DATE EVENTS

At a General Meeting of the members of Phosphagenics Limited (formerly Vital Capital Limited) held on 29 January 2004, the members approved the following resolutions:

(i) The acquisition by the Company of all shares in Vital Health Sciences Limited not held by the Company; and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration for the acquisition of the 63.3% of the shares not currently owned by Phosphagenics Limited (formerly Vital Capital Limited) in Vital Health Sciences Limited in accordance with the terms of agreements between the vendors of
Shares in Vital Health Sciences Limited and the Company.

(ii) That the Company change its name to "Phosphagenics Limited" as from 9 February 2004.

(iii) That the company approve the placement of 20,942,000 fully paid ordinary shares issued on 7 November 2003 at 25 cents per share.

(iv) That, in accordance with clause 59 of the Company's constitution, the maximum aggregate sum of non-executive directors' fees be set at $300,000 per annum.

Discontinuing Operation

(v) The investment in Petrecycle Limited is to be disposed of through the payment of an in specie dividend on the basis of one Petrecycle Limited share for each 10 Phophagenics Limited shares held at 9 February 2004.

The financial effect of the above transactions have not been recognized in the financial report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

The accounts of the Company are in the process of being audited.

Note: If the +accounts have been audited or subject to review, the audit report should be provided with the report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

+ See chapter 19 for defined terms.

17. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.

N/A

Signed by Company Secretary:

Name: Mourice Garbutt
Date: 27 February 2004

+ See chapter 19 for defined terms.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	2003 $	2002 $
Other revenue from ordinary activities	2	240,203	255,213
Employee and directors benefits expense		(158,129)	(136,355)
Occupancy and communication expenses		(221,949)	(191,275)
Consulting and professional services		(480,883)	(593,362)
Administrative expenses		(96,993)	(89,598)
Other expenses from ordinary activities		(88,054)	(127,035)
Share of net losses of associates accounted for by using the equity method	3	(1,877,518)	(2,422,030)
Diminution of investments in unlisted securities	8	(62,032)	(803,998)
Realised profit/(loss) on marketable securities		70,000	-
Unrealised profit/(loss) on marketable securities		13,754	(240,324)
Loss from ordinary activities before income tax expense		(2,661,601)	(4,348,764)
Income tax expense	5	-	-
Net loss		(2,661,601)	(4,348,764)
Net movement in asset revaluation reserve		12,285,472	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		12,285,472	-
Total changes in equity other than those resulting from transactions with owners as owners		9,623,871	(4,348,764)
Basic earnings per share (cents per share)	17	(1.74)	(2.95)
Diluted earnings per share (cents per share)	17	(1.74)	(2.95)

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets		2,311,753	2,196,023
Receivables	9	65,708	31,459
Other financial assets	6	13,782	-
Other		32,277	22,045
TOTAL CURRENT ASSETS		2,423,520	2,249,527
NON-CURRENT ASSETS			
Investments accounted for by using the equity method	7	26,889,013	12,469,571
Property, plant and equipment	10	95,773	119,716
TOTAL NON-CURRENT ASSETS		26,984,786	12,589,287
TOTAL ASSETS		29,408,306	14,838,814
CURRENT LIABILITIES			
Payables	11	25,118	30,350
TOTAL CURRENT LIABILITIES		25,118	30,350
TOTAL LIABILITIES		25,118	30,350
NET ASSETS		29,383,188	14,808,464
EQUITY			
Contributed equity	12	39,700,813	34,749,960
Reserves	22	15,315,304	3,029,832
Accumulated losses	13	(25,632,929)	(22,971,328)
TOTAL EQUITY		29,383,188	14,808,464

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 $	2002 $
Cash Flows from Operating Activities			
Interest received		96,075	127,715
Other receipts from non-operating activities		153,439	165,462
Payments to suppliers and employees		(1,151,351)	(1,266,440)
Net GST movement		70,234	74,699
Net cash used in operating activities	20(2)	(831,603)	(898,564)
Cash Flows from Investing Activities			
Payments for other financial assets		(4,073,520)	(1,000,008)
Proceeds from sale of investments		70,000	-
Payments for plant and equipment		-	(5,248)
Net cash used in investing activities		(4,003,520)	(1,005,256)
Cash Flows from Financing Activities			
Proceeds from share issues		4,948,749	814,745
Proceeds from exercise of options		2,104	1,500
Net cash provided by financing activities		4,950,853	816,245
Net increase/(decrease) in cash held		115,730	(1,087,575)
Cash at Beginning of the Financial Year		2,196,023	3,283,598
Cash at End of Financial Year	20(1)	2,311,753	2,196,023


PHOSPHAGENICS

27 February 2004

The Manager
Companies Announcement Office
Australian Stock Exchange Limited

BY ELECTRONIC LODGEMENT

Dear Sir,

RE : Phosphagenics Limited
Petrecycle Limited
Distribution – In - Specie

The Board of Directors of Phosphagenics Limited ('POH') is pleased to advise that the distribution – in – specie of the Company's equity holding in Petrecycle Limited ('Petrecycle') has occurred today.

The distribution consists of 17,248,329 shares held in Petrecycle distributed to POH shareholders on the Register of Members as at the Record Date of 9 February 2004.

The aggregate value of this distribution is $8,042,399 which equates to :

- a value per POH share held — 4.6627 cents; &
- a value per Petrecycle share received on the basis of 1:10 — 46.627 cents

Enclosed is a copy of the information package dispatched to the shareholders consisting of :

- Phosphagenics Limited, Chairman's letter;
- Phosphagenics Limited, Distribution Notice;
- Petrecycle Limited, Board of Directors letter;
- Petrecycle Limited, Holding Statement

Yours Faithfully,
Phosphagenics Limited

per Mourice Garbutt
Company Secretary

PHOSPHAGENICS

27 February 2004

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder,

RE : Distribution In Specie : Petrecycle Limited

Further to my letter of 19 February 2004 advising of the outcome of the General Meeting of shareholders and, in particular, the change of company name to Phosphagenics Limited.

As advised, the Board of Directors has resolved to distribute the Company's equity interest in Petrecycle Ltd ('Petrecycle') to shareholders who were recorded in the Register of Members as at the Record Date of 9 February 2004.

The basis of the distribution is one (1) Petrecycle share for each ten (10) ordinary fully paid Phosphagenics Limited shares held as at Record Date, as rounded.

The value of this distribution equates in aggregate, to the carrying value of the Petrecycle shares in the Company's accounts i.e. $8,042,399. As at Record Date the Company's issued capital was 172,483,294 ordinary shares thereby giving a distribution value of 4.6627 cents per each Phosphagenics Limited share held at Record Date.

Attached is your Distribution Notice showing your entitlement to shares in Petrecycle Ltd and the aggregate value of that entitlement. Please note that as this is a distribution from a registered Pooled Development Fund it is tax free in your hands. This letter and the Distribution Notice should however be retained with your taxation records. If you are in any doubt about this matter please consult your taxation/ investment adviser(s).

In addition and included with the Distribution Notice are the following documents from Petrecycle Ltd;

1. Letter from the Board of Directors
2. Holding Statement

As a result of this distribution, shareholders now have a direct equity holding in two exciting, developing Australian companies :

Phosphagenics Limited : pharmaceuticals & vitamins

Petrecycle Ltd : plastics technology

For ongoing information about your Company please visit the website : www.phosphagenics.com or contact the Company by telephone : (03) 9605 5900.

Yours Sincerely,

Andrew Vizard
Chairman

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403

Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Phospaghenics Limited

ABN 32 056 482 403

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
web.queries@computershare.com.au
www.computershare.com

Distribution In Specie Statement

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Payment Date	27 February 2004
Record Date	9 February 2004
TFN Status	N/A
Holder Number	

Number of POH shares on issue as at Record Date (9 February 2004):	**172,483,294**
Carrying value by POH of the Petrecycle Ltd shares:	**$8,042,399.00**
Carrying value per each POH share:	**0.046627**
Distribution-In-Specie of the Petrecycle Ltd shares: 1 Petrecycle share for each 10 POH shares held at Record Date:	9 February 2004
Aggregate Number of shares held by POH in Petrecycle Ltd:	17,248,329

Phosphagenics Limited - Distribution-In-Specie - 27 February 2004

Securityholder's Entitlement

Aggregate Value of Distribution to POH Securityholder

1. Number of shares held in POH as at Record Date:	xxx,xxx,xxx
2. Carrying value per POH share of investment in Petrecycle Ltd:	$0.046627
3. Aggregate value distributed to POH securityholder:	$x,xxx,xxx.xx

Entitlement to Petrecycle Ltd shares:

1. Basis of distribution being 1 Petrecycle Ltd share for each 10 POH shares:	0.10
2. Number of POH shares held as at Record Date	x,xxx,xxx.xx
3. Entitlement to Petrecycle Ltd shares at ratio of 1:10 as rounded	x,xxx,xxx.xx

Summary:

1. Aggregate entitlement to Petrecycle Ltd shares	x,xxx,xxx.xx
2. Aggregate value distributed to POH securityholder	$x,xxx,xxx.xx

27 February 2004


PET
recycle

Petrecycle Ltd
ABN 14 085 968 412

Dear Petrecycle Shareholder,

Welcome to the Register of Members of Petrecyle Limited ("Petrecycle") an Australian non-listed public company that has developed and patented an Advanced Recycling Technology (ART) capable of creating food grade Polyethylene Terephthalate (PET) resin from recycled PET packaging.

It is the first technology in the world to provide a process for the manufacture of Food and Drug Administration (FDA) approved recycled PET resin at a total cost that is equivalent to the cost of manufacturing the packaging from "virgin" materials.

This patented process is able to take the lowest grade "kerbside" waste packaging such as soft drink bottles, and with minimal pre-processing, recover a high percentage of the raw PET material that is equivalent in purity to virgin raw materials.

It is able to do this without consuming large amounts of expensive chemicals or energy. As a result, bottle manufactures will for the first time be able to include a significant amount of recycled content in their bottles without suffering any significant erosion in their gross margin.

The patented technology called "Renew" includes three core sub-processes of:

1. filtration,
2. glycolisis and
3. crumbing

Renew takes place along side regular (non-recycled) PET virgin pellet production and converts recycled PET based plastic waste back into raw liquid PET resin. These liquids are then mixed with virgin liquid PET resin flows to produce pelletized PET materials with a recycled content.

These pelletized PET materials are supplied to blow moulders who create PET bottle pre-forms which are in turn supplied to manufactures of food PET packaging products such as soda bottles.

Petrecycle's Renew process augments existing mechanical systems as part of an integrated approach to plastics recycling and allows for the first time international food and beverage companies to increase the volume of post-consumer plastics diverted from the waste stream by including recycled ("bottle to bottle") content in their food packaging.

Petrecycle offers to licence the Renew process or one or combinations of its three core sub-processes to producers of virgin PET pellets. The application of the Renew process to produce recycled PET resin is fully developed and tested, and the Company has signed its first commercial contract with the world's second largest supplier of PET packaging resin, Mossi & Ghisolfi International SA ("M&G"). M&G has licensed elements of the unique Renew patented recycling technology on a non-exclusive, worldwide basis for the life of the Renew process patents.

Level 2, 90 William Street, Melbourne, VIC 3000 Australia Tel: + 61 3 9605 5900 Fax: + 61 3 9605 5999
R & D Laboratory: 29 Clelland Road, Brooklyn, Vic 3025 Australia Tel: + 61 3 9314 2422 Fax: + 61 3 9314 9640

The high quality liquid recycled PET flows resulting from the Renew process can also be utilised by the manufacturers of polybutylene terephthalate (PBT) resins. PBT is thermoplastic aromatic polyester that is one of the five most important engineering plastics, features excellent thermal stability under high-temperature use, good electrical characteristics, moulding stability and dimensional precision. It is widely used in components for electrical and electronic goods, and automotive and precision parts.

The Board and management of Petrecycle are developing the commercialisation strategies that will, we believe, deliver significant stakeholder value over the coming 24 months.

At present, the company is an unlisted public company, with sufficient funds (approximately $1.7 million) to take it to the next stage of development. As an unlisted entity, shares in the company will not be able to be traded on the Stock Exchange, but may be transferred by private treaty.

Please note that information about your company is available on the Company's website (www.petrecycle.com). Regular updates will be posted on the website.

Could you please direct any queries regarding your shareholding to Computershare on 1300 850 505. Further details appear on your Holding Statement.

Yours sincerely

ON BEHALF OF THE BOARD OF DIRECTORS

LOUIS KATZ.
DIRECTOR


PET
recycle

Petrecycle Ltd
ABN 14 085 968 412

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890

Important: You will need to quote this number and name of issuer for all future dealings in these securities. Keep it safe and confidential.

Incorporated in Victoria

ASX code: PETU

Security class: FULLY PAID ORDINARY SHARES

Tax File Number/ABN: Not quoted
Page Number: 1 of 1

Issuer Sponsored Holding Statement as at 27 February 2004

Date	Transaction Type	Registry Reference	Quantity On	Quantity Off	Holding Balance
		OPENING BALANCE			0
27/02/04	DISTRIBUTION IN SPECIE		0		0
		CLOSING BALANCE			0

The Australian Taxation Office advises you to keep this statement as a permanent record. Disposal of securities by Australian residents may result in Capital Gains Tax. If you would like a copy of "Guide to Capital Gains Tax", published by the ATO, telephone 1300 720 092.

The closing balance shown in this statement is that recorded on the register at the close of business on the statement date.
The closing balance on this statement may not be the current holding balance. Neither the security issuer nor the registrar will be liable for any financial loss incurred by a securityholder who relies on the balance shown without making their own adjustments for any transactions which have yet to be registered.
Please keep this statement for future reference. A fee may be charged for replacement.


RECEIVED
2005 DEC -6 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
PHOSPHAGENICS

5 March 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Limited
Appointment of Dr Ian Pattison as Managing Director

The Board of Directors is pleased to announce the appointment of Dr Ian Pattison, BSc (Hons) and PhD, as the Company's Managing Director.

Attached for release to the market is a copy of the Company's media release advising of Dr Pattison's appointment.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\ip 05 03 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999


PHOSPHAGENICS

MEDIA RELEASE

Friday, 5 March 2004

Dr Ian Pattison to join Phosphagenics as Managing Director

Phosphagenics Limited (POH) has announced the appointment of Dr Ian Pattison as the company's new Managing Director.

Making the announcement today, Chairman Andrew Vizard said that the appointment marked the next step in a new direction for Phosphagenics, formerly known as Vital Capital.

"Ian brings a wealth of experience to our company and his former role as a director and senior executive with Cognis Australia will complement the role that he will play at Phosphagenics," Andrew Vizard said.

Cognis Australia is a subsidiary company of Cognis Deutschland, a leading global speciality chemicals company with sales of over 3 billion euros annually and a workforce in excess of 9,000 employees, worldwide.

"Dr Pattison was also Business Director of Cognis' worldwide Carotenoid Business Unit and Director in charge of the Cognis Nutrition and Health product range throughout the Asia Pacific region," Andrew Vizard said.

"The Phosphagenics board believes that Ian's skills will be crucial as we move into rapid commercialisation of the patented drug delivery technology and Vitamin E phosphate products."

Dr Pattison has a PhD from the University of Melbourne and has worked in the mining and nutritional industries for over 25 years.

Ends...

For further information contact:
Associate Professor Andrew Vizard
Chairman
Phosphagenics Limited
(03) 9605 5900 or visit
www.phosphagenics.com

Simon Frost
Public Relations Exchange
0419 495 468


PHOSPHAGENICS

22 March 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : FINANCIAL REPORT : 31 DECEMBER 2003

Further to the Appendix 4E as lodged with the Exchange on 27 February 2004.

Enclosed for release to the market is the audited Financial Report for the year ended 31 December 2003 inclusive of:

Directors' Report
Independent Audit Report
Directors' Declaration
Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows; and
Notes to and forming part of the Financial Statements.

The Annual Report is expected to be released on or about 23 April 2004 together with the documentation for the Annual General Meeting to be held on Thursday 27 May 2004.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\financial report 31 12 03

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000

PHOSPHAGENICS LIMITED

(Formerly Vital Capital Ltd)

ABN 32 056 482 403

FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS

Directors' Report	1
Independent Audit Report	12
Directors' Declaration	14
Statement of Financial Performance	15
Statement of Financial Position	16
Statement of Cash Flows	17
Notes to and Forming Part of the Financial Statements	18

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
ABN 32 056 482 403
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003

The Board of Directors of Phosphagenics Limited (formerly Vital Capital Limited) have pleasure in submitting the financial report of the Company for the year ended 31 December 2003 and report as follows:

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited (formerly Vital Capital Limited) in office at any time during or since the end of the year:

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 44 YEARS) BVSc (HONS) MVPM
Non-Executive Director since July 1999 and Chairman since October 2000

With a background in research and agricultural consultancy, Professor Vizard is the senior consultant with, and former Director of, the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a world leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. He is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, the Australian Sheep Industry CRC and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of Petrecycle Ltd and Vital Health Sciences Ltd.

HARRY ROSEN (AGED 56 YEARS) B.A. (PSYCHOLOGY), LL.B.
Non Executive Director since 7 June 1999

After practicing as a lawyer for more than 10 years, specialising in taxation and corporate law, Harry Rosen is currently a non-practicing attorney. He is one of the founders of Betatene Ltd and Denehurst Ltd, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta-carotene. After the purchase of Betatene Ltd by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries. Mr Rosen holds no directorships of other public entities.

Mr Rosen is presently consulting to other technology companies and assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising and stock exchange listings. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a director of, each of Petrecycle Limited and Vital Health Sciences Limited.

STEVE KORMAN (AGED 47 YEARS) B. EC., LL.B.
Non-Executive Director since 31 October 2002
Formerly Executive Director and Managing Director from 23 October 2000 to 31 October 2002

Mr Korman practised as an attorney for five years, with an emphasis on mergers/acquisitions and corporate law. Since 1985 Steven has been Managing Director of a private investment company primarily involved in real estate development, equity investment and international trade. Mr Korman has also been involved in the development and commercialisation of Australian innovation and technology, overseeing licensing and associated intellectual property matters. He has considerable experience in capital raisings and project funding.

Mr Korman resigned as a director and as a member of the Audit, Compliance and Corporate Governance Committee on 11 February 2004.

DIRECTORS (Cont'd)

ALAN DAVID FISHER (AGED 51 YEARS) B.COMM, FCA
Non-Executive Director since 23 October 2000

Mr Fisher operates his own corporate advisory practice, Fisher Corporate Advisory Pty Ltd, having left the international accounting firm of Coopers & Lybrand in 1997 after 23 years of service, the last 13 years of which was as a corporate finance partner. He has extensive commercial experience in the areas of acquisitions, mergers and divestments, equity and finance raisings, share and business valuations, development and venture capital, and corporate regulation and advice. Mr Fisher is also a Director of HRL Limited, Plantation Land Limited, Eco Equities Funds Management Limited and Amskan Limited.

Mr Fisher is a member of the Company's Audit, Compliance & Corporate Committee.

PETER JOHN LEWINSKY (AGED 50 YEARS) B.EC, FCA, FSIA, MBA
Non-Executive Director since 7 June 1999

With over 20 years experience in investment banking and stockbroking, Peter Lewinsky has been a Director in the Corporate Finance departments of Capel Court, Morgan Grenfell and McIntosh Securities and established his own corporate finance practice in 1991. Mr Lewinsky has specific experience in the areas of local and cross-border mergers and acquisitions, capital raisings, strategic planning, financial management, company reconstructions and valuations. He has been actively involved in corporatisation programs with various State governments, including the restructuring of government departments and outsourcing, and privatisation and reform programs. This work has provided Mr Lewinsky with a sound knowledge of government processes and policy frameworks. He has been appointed to numerous government and private sector boards and audit committees and has been retained as an adviser to a number of such committees. Mr Lewinsky holds B.Ec and MBA degrees, is a Chartered Accountant and is a Fellow of the Securities Institute of Australia. Mr Lewinsky is also a director of Redflex Holdings Ltd, The Ink Group Ltd and Tower Trust Ltd.

Mr Lewinsky is the Chairman of the Audit, Compliance & Corporate Governance Committee. Mr Lewinsky has an equity interest entitlement in each of Petrecycle Limited and Vital Health Sciences Limited.

SIMON MICHAEL WEST (AGED 61 YEARS) DIP. APP. CHEM., B.SC.
Non-Executive Director since 7 June 1999

With over a 30 year career as an inventor of processes involving physical sciences, Simon West has had broad experience in the development of original solutions and the technical management of the resulting intellectual property for public companies. Mr West worked for 17 years with Kraft Foods Ltd on projects such as the modification of curd, 'magnetic carbon', automation of jar arrangement and a calcium ion sensor transistor. Mr West worked on filter aid regeneration and invented, developed and directed the beta-carotene process that is now the basis for the commercial success of Betatene Ltd. Mr West invented the zinc tailings recovery process that was used as the basis for the public listing of Denehurst Ltd and was involved as Joint Managing Director in the implementation of that technology. Mr West invented the crumbing of PET forming part of the Renew process and, with Harvey Snook, set up a pilot plant that was used as the basis for 'Innovations in the PET' which is now owned by Petrecycle Pty Ltd. Mr West holds a Dip. App. Chem and B.Sc. degree with a double major in chemistry. Mr West has also been active in local government serving as the Mayor of a Council for one year and been involved in town planning, electricity supply and water supply. Mr West holds no directorships of other public entities.

Mr West has an equity interest entitlement in and is a director of each of Petrecycle Limited and Vital Health Sciences Limited.

DIRECTORS (Cont'd)

JONATHAN LANCELOT ADDISON (AGED 51 YEARS) B.EC (TAS), ASIC, FTA (Snr)
Non-Executive Director since 13 November 2002

Mr Addison has over 26 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manger of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, is currently the largest shareholder in Phosphagenics Limited (formerly Vital Capital Limited) with a declared entitlement to 17,640,552 shares being 11.9 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes. Mr. Addison is also a director of Technology Development Investment Ltd.

DIRECTORS' MEETINGS

The following meetings were held during the year ended 31 December 2003:

	Full Board Meetings **		Audit, Compliance & Corporate Governance Committee Meetings		Share Allotment Committee	
Directors	Number Held	Number Attended	Number Held	Number Attended	Number Held	Number Attended
A L Vizard	9	9	7	7	1	1
H Rosen**	9	6	*	*	*	*
S Korman	9	8	7	4	*	*
A D Fisher	9	9	7	7	1	1
P J Lewinsky	9	8	7	7	1	1
S M West**	9	6	*	*	*	*
J L Addison	9	9	*	*	1	1

Directors passed four Circular Resolutions during the period. All meetings require the presence of any two Directors to form a quorum.

* *Not members of this committee for the year ended 31 December 2003.*
** *Messrs H Rosen and S. West were granted leave of absence whilst overseas for three meetings.*

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Pooled Development Fund Act, 1992.

DIVIDENDS

The directors have not recommended the payment of a dividend and no dividend was declared, paid or reinvested in the year to 31 December 2003.

RESULTS AND REVIEW OF OPERATIONS

The objective of the Company is the provision of equity capital to small to medium-sized Australian companies whose primary activities are not excluded activities as prescribed by the Pooled Development Fund Act. At 31 December 2003, the value of investments in listed and unlisted securities and options was $26,889,013 (2002: $12,469,571) at a cost of $21,748,528 (2002: $17,675,008).

For the year, the Company returned an after tax operating loss of $2,661,601 (2002 loss: $4,348,764), inclusive of an unrealised profit of $83,754 (2002 loss: $240,324) arising from the change in market value of listed securities held as at balance date and a loss of $1,877,518 (2002: $2,422,030) in unrealised equity losses arising from investments in unquoted securities.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

On 23 June 2003, Vital Health Sciences Limited, an investee company, signed an agreement with International Specialty Products Inc for exclusive distribution of its Vitamin E complex to the oral care industry.

On 31 October 2003, Vital Health Sciences Limited, an investee company, signed an agreement with Zila Inc. licensing the sale for its Vitamin E product to the dietary supplement market in North America.

Phosphagenics Ltd (formerly Vital Capital Limited) has also been advised by Petrecycle Ltd, an investee company, that it is in active discussion with global PET producers regarding the commercial licencing of Petrecycle's recycling technologies.

Subject to the success of these negotiations and the commercialisation of the technologies contained therein the investee companies expect to crystallize their inherent commercial worth which should then flow through to their shareholders in the form of capital growth and/or dividends.

SIGNIFICANT AFTER BALANCE DATE EVENTS

At a General Meeting of the members of Phosphagenics Limited (formerly Vital Capital Limited) held on 29 January 2004, the members approved the following resolutions:

(i) The acquisition by the Company of all shares in Vital Health Sciences Limited not held by the Company; and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration for the acquisition of the 63.3% of the shares not currently owned by Phosphagenics Limited (formerly Vital Capital Limited) in Vital Health Sciences Limited in accordance with the terms of agreements between the vendors of Shares in Vital Health Sciences Limited and the Company.

(ii) That the Company change its name to "Phosphagenics Limited" as from 9 February 2004.

(iii) That the company approve the placement of 20,942,000 fully paid ordinary shares issued on 7 November 2003 at 25 cents per share.

(iv) That, in accordance with clause 59 of the Company's constitution, the maximum aggregate sum of non-executive directors' fees be set at $300,000 per annum.
Discontinuing Operation

(v) The investment in Petrecycle Limited is to be disposed of through the payment of an in specie dividend on the basis of one Petrecycle Limited share for each 10 Phophagenics Limited shares held at 9 February 2004.

The financial effect of the above transactions have not been recognized in the financial report.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
ABN 32 056 482 403
DIRECTORS' REPORT (Cont'd)
FOR THE YEAR ENDED 31 DECEMBER 2003

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATION

The principal activities of the Company are not subject to any particular or significant environmental regulations.

ISSUED SECURITIES

Ordinary Fully Paid Shares (ASX Code: POH)	**$**
Balance on issue 31 December 2003	172,100,867
Balance on issue 31 December 2002	151,148,349
Increase during the period	**20,952,518**
Represented by:	
(i) Issued on exercise of options (ASX Code: POHOB)	10,518
(ii) Issued for cash	20,942,000
	20,952,518

OPTIONS OVER UNISSUED SHARES

1. **June 2009 options exercisable at 20 cents each (ASX Code: POHOB)**

   In the period June 1999 to December 2003, inclusive, a total of 245,315 options have been exercised at 20 cents each of which 10,518 were exercised in the year under review.

2. **Other Options**

   As at 31 December 2003 there were no other options.

3. **Summary of Movements in Options**

   For the financial year ended 31 December 2003, the following movements occurred in quoted options (ASX Code: POHOB).

Balance 31 December 2003	60,168,148
Balance 31 December 2002	60,178,666
Net movement in period	**(10,518)**
Represented by:	
Issues	
Nil	-
Reductions	
Exercised in the period	(10,518)
Net Movement in 2003	**(10,518)**

As at close of business on 31 December 2003 and at the date of this report there were a total of 60,168,148 unexercised options.

ISSUE OF SECURITIES TO DIRECTORS

Options – none issued to Directors during the period.

At the date of this report the following entitlements were held by directors:

Director		Directly Held	Beneficially Held
Andrew L Vizard	Shares Options	52,135 1,200,000	- -
Peter J Lewinsky	Shares Options	- 2,675,000	225,000 225,000
Harry Rosen	Shares Options	- 2,675,000	2,663,000 2,375,000
Simon M West	Shares Options	- 2,675,000	- -
Steven Korman	Shares Options	- 1,000,000	- -
Alan D Fisher	Shares Options	- 300,000	- -
Jonathan L Addison	Shares	4,000	-

In aggregate these entitlements total: Shares 2,944,135
Options 13,125,000

No shares or options have been issued by the Company to Directors since 31 December 2003.

REMUNERATION OF DIRECTORS DURING THE YEAR ENDED 31 DECEMBER 2003

Name & Position	Directors' Fees $	Executive Service Agreement/ Consulting Fees $	Super-annuation $	Total $
A L Vizard, Non-Executive Chairman	60,000	-	5,400	65,400
H Rosen, Non-Executive Director	-	-	-	-
S Korman, Non-Executive Director	-	20,004	-	20,004
A D Fisher, Non-Executive Director	20,000	-	1,800	21,800
PJ Lewinsky, Non-Executive Director	-	4,550	-	4,550
S M West, Non-Executive Director	-	-	-	-
J L Addison, Non-Executive Director	20,000	-	1,800	21,800
Total	**100,000**	**24,554**	**9,000**	**133,554**

Notes:

* Emoluments of non-executive directors and executive directors comprise fees determined having regard to industry practice and the need to obtain appropriately qualified persons.

REMUNERATION OF EXECUTIVES

Pursuant to Section 300A of the Corporations Act 2001 and ASIC Practice Note 68, there are no other officers involved in the management of the Company, other than the Directors, as listed above.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a willful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council) best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 3.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising six Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

During the 2003 year the Board of Directors undertook a review of the status of each director and reached the opinion that each director can be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard and Messrs A Fisher and P Lewinsky qualify as Independent Directors. The remaining three directors were considered not to be independent for the following reasons:

- Dr S West and Mr H Rosen provide consulting services to, are directors and significant shareholders of investee companies Petrecycle Ltd and Vital Health Sciences Ltd; &
- Mr J Addison is the Fund Manager of the Meat Industry Employees Super Fund, which is the Company's largest shareholder.

The Constitution does not require a shareholding qualification for Directors.

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations.

In the determination of the directors' remuneration, the fees paid are not dependent upon the performance of the Company. As such there is no separate Remuneration Committee.

In addition, the Company has only casual employees with many of the corporate and administration duties contracted out to independent service providers.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Independent Directors; namely Mr P Lewinsky (Chairman), Prof. A Vizard and Mr A Fisher. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary. Mr S Korman, an Independent Director, was a member of the Committee during 2003 and until his resignation on 11 February 2004.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the Australian Stock Exchange Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, Australian Stock Exchange Listing Rules, taxation requirements and all regulatory bodies.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws; and listing rule requirements, the directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (CONT'D)

Business Risk

The business of the Company is one of investment in companies (within the guidelines of the Pooled Development Fund Act 1992) in the small capitalisation sector.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure of an Investee Company
- Downturn in the stock market
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws and Pooled Development Fund Act

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

To ensure shareholders are informed about the Company's activities, the Company publishes on a monthly basis, the Net Tangible Asset (NTA) backings for the Company's shares, which are released to the Australian Stock Exchange Limited (ASX).

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback – www.phosphagenics.com. This site also provides link facilities to the website of the Pooled Development Fund Registration Board and to investee companies. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman

27 February 2004
Melbourne

A Member Firm of PKF International



Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PHOSPHAGENICS LIMITED (Formerly Vital Capital Ltd) FOR THE YEAR ENDED 31 DECEMBER 2003

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Limited (formerly Vital Capital Limited) (the company), for the year ended 31 December 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PHOSPHAGENICS LIMITED (CONT'D)
(Formerly Vital Capital Ltd)
FOR THE YEAR ENDED 31 DECEMBER 2003

Audit Opinion

In our opinion, the financial report of Phosphagenics Limited (formerly Vital Capital Limited) is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's financial position as at 31 December 2003 and of its performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF
Chartered Accountants

R A Dean
Partner

27 February 2004
Melbourne

PKF

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
ABN 32 056 482 403
DIRECTORS' DECLARATION

In the opinion of the directors of Phosphagenics Limited (formerly Vital Capital Limited):

(a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the Company's financial position as at 31 December 2003, and of its performance for the year ended on that date; and

(b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the directors in Melbourne on the 27 February 2004.

Andrew Lancelot Vizard
Chairman

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	2003 $	2002 $
Other revenue from ordinary activities	2	240,203	255,213
Employee and directors benefits expense		(158,129)	(136,355)
Occupancy and communication expenses		(221,949)	(191,275)
Consulting and professional services		(480,883)	(593,362)
Administrative expenses		(96,993)	(89,598)
Other expenses from ordinary activities		(88,054)	(127,035)
Share of net losses of associates accounted for by using the equity method	3	(1,877,518)	(2,422,030)
Diminution of investments in unlisted securities	8	(62,032)	(803,998)
Realised profit/(loss) on marketable securities		70,000	-
Unrealised profit/(loss) on marketable securities		13,754	(240,324)
Loss from ordinary activities before income tax expense		(2,661,601)	(4,348,764)
Income tax expense	5	-	-
Net loss		(2,661,601)	(4,348,764)
Net movement in asset revaluation reserve		12,285,472	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		12,285,472	-
Total changes in equity other than those resulting from transactions with owners as owners		9,623,871	(4,348,764)
Basic earnings per share (cents per share)	17	(1.74)	(2.95)
Diluted earnings per share (cents per share)	17	(1.74)	(2.95)

The above Statement of Financial Performance should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets		2,311,753	2,196,023
Receivables	9	65,708	31,459
Other financial assets	6	13,782	-
Other		32,277	22,045
TOTAL CURRENT ASSETS		2,423,520	2,249,527
NON-CURRENT ASSETS			
Investments accounted for by using the equity method	7	26,889,013	12,469,571
Property, plant and equipment	10	95,773	119,716
TOTAL NON-CURRENT ASSETS		26,984,786	12,589,287
TOTAL ASSETS		29,408,306	14,838,814
CURRENT LIABILITIES			
Payables	11	25,118	30,350
TOTAL CURRENT LIABILITIES		25,118	30,350
TOTAL LIABILITIES		25,118	30,350
NET ASSETS		29,383,188	14,808,464
EQUITY			
Contributed equity	12	39,700,813	34,749,960
Reserves	22	15,315,304	3,029,832
Accumulated losses	13	(25,632,929)	(22,971,328)
TOTAL EQUITY		29,383,188	14,808,464

The above Statement of Financial Position should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 $	2002 $
Cash Flows from Operating Activities			
Interest received		96,075	127,715
Other receipts from non-operating activities		153,439	165,462
Payments to suppliers and employees		(1,151,351)	(1,266,440)
Net GST movement		70,234	74,699
Net cash used in operating activities	20(2)	(831,603)	(898,564)
Cash Flows from Investing Activities			
Payments for other financial assets		(4,073,520)	(1,000,008)
Proceeds from sale of investments		70,000	-
Payments for plant and equipment		-	(5,248)
Net cash used in investing activities		(4,003,520)	(1,005,256)
Cash Flows from Financing Activities			
Proceeds from share issues		4,948,749	814,745
Proceeds from exercise of options		2,104	1,500
Net cash provided by financing activities		4,950,853	816,245
Net increase/(decrease) in cash held		115,730	(1,087,575)
Cash at Beginning of the Financial Year		2,196,023	3,283,598
Cash at End of Financial Year	20(1)	2,311,753	2,196,023

The above Statement of Cash Flows should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

1. SUMMARY OF ACCOUNTING POLICIES

The financial report constitutes a general-purpose financial report, which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

(a) Basis of Accounting

The financial statements have been prepared on the historical cost basis and except for the revaluation of investments described in (c) below, do not take into account current valuations of assets.

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from their continued use and subsequent disposal of the assets. The expected net cash flows included in determining recoverable amounts have been discounted to their present values.

Where a group of assets work together to generate net cash inflows the recoverable amount test is applied to that group of assets.

(b) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the Statement of Financial Position as "Deferred Tax Assets" or "Deferred Tax Liabilities", as the case may be at current tax rates. A Deferred Tax Asset is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(c) Investments

Classification

Investments have been classified as either current or non-current assets.

Valuation – Current Investments

Current assets are valued at market value and any increment or decrement will be brought to account in determining the operating result for the period.

Associated Entities – Non-Current Investment

Phosphagenics Limited (formerly Vital Capital Limited) has material non-current investments in two associated entities, Vital Health Sciences Ltd (formerly Tocovite Pty Ltd) and Petrecycle Ltd (see Note 7).

Investments in associates are accounted for using the equity method in the financial report of the Company. Any decrement in the carrying value of a non-current investment resulting from a write down to recoverable amount will be accounted for in accordance with Australian Accounting Standard AASB 1010 "Accounting for the Revaluation of Non-Current Assets".

Associates comprise entities over which the Company has significant influence and holds an ownership interest.

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(c) Investments (Cont'd)

Under the equity method of accounting:

(i) the carrying amounts of investments in associates are increased or decreased to recognize the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and

(ii) the Company's share of the post-acquisition profits or losses of associates is included in the Statement of Financial Performance.

Income Recognition

Dividend revenue is recognised when received.

Disposal of Investments

On disposal of an investment the difference between net disposal proceeds and the carrying amount is charged or credited to the Statement of Financial Performance.

Derivatives

The Company does not deal in derivative financial instruments.

(d) Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated at 20% using straight-line method.

(e) Receivables

Accounts receivable and other receivables represent the principal amounts due at balance date less any provision for doubtful accounts.

(f) Payables

Payables represent the principal amounts outstanding at balance date.

(g) Borrowings

As a PDF the Company is not permitted to borrow money. Bank overdrafts are recognised in the financial statements on the basis of the amounts outstanding at balance date.

(h) Operating Revenue

Operating revenue includes interest income on cash deposits and other revenue. Unrealised gains on marketable securities arising from the valuation of the securities at market prices at year-end are also included in operating revenue.

(i) Operating Leases

Operating Lease payments are charged to expense on a basis, which is representative of the pattern of benefits derived from the leased property.

2. OTHER REVENUE FROM ORDINARY ACTIVITIES

	2003 $	2002 $
Non-Operating Revenue:		
Interest	96,075	116,199
Other Income (i)	144,128	139,014
	240,203	255,213

Note (i) other income relates to a portion of rental expenses and related costs that have been recovered from the Associates' and third parties. Phosphagenics Limited's rental expense relates to the lease of its head office at 90 William Street, Melbourne.

3. SHARE OF NET LOSSES OF ASSOCIATES ACCOUNTED FOR BY USING THE EQUITY METHOD

	Note	Ownership Interest 2003	Ownership Interest 2002	2003 $	2002 $
ADOIL PTY LTD Principal activity: Process for refining edible oils economically.	(i)	-	33.3%	45,142	7,307
NATRAHERBAL PTY LTD Principal activity: Natraherbal is developing projects for high allicin garlic which is known to have therapeutic benefits.	(ii)	-	40.0%	-	453,466
PETRECYCLE LIMITED Principal activity: Plastic polymer recycling.		32.83%	30.0%	825,425	929,598
VITAL HEALTH SCIENCES LTD (formerly Tocovite Pty Ltd) Principal activity: Healthcare & Bio Science Technologies.		36.70%	35.5%	1,006,951	1,031,659
TOTALS				1,877,518	2,422,030

Note (i): During the 31 December 2003 financial year, Vital Health Sciences Ltd acquired the shares Of Adoil Pty Ltd for $1.

(ii) During the 31 December 2003 financial year, Phosphagenics Limited (formerly Vital Capital Limited) disposed of its interest in Natraherbal Pty Ltd for $1.

	2003 $	2002 $
4. LOSS FROM ORDINARY ACTIVITIES		
Depreciation	23,943	28,035
Operating Lease Payments	123,275	118,763

5. TAXATION

The difference between income tax expense/(benefit) provided in the financial reports and the prima facie income tax expense/(benefit) on net loss from ordinary activities is reconciled as follows:

	2003 $	2002 $
Net Loss from Ordinary Activities	(2,661,601)	(4,384,764)
Prima facie tax (benefit)/expense calculated at 15% except for interest income at 25%	(389,632)	(640,695)
Add: Tax Effect of:		
Non-Deductible Expenses	12,323	16,329
Future Income Tax Benefit not brought to account	377,309	624,366
Income Tax Expense/(Benefit) Attributable to Operating Profit	-	-

Future Income Tax Benefit Not Recognised

The future income tax benefit in respect of tax losses of the Company that have not been recognised as an asset in the financial statements as the realisation of the benefit is not virtually certain.

	2003 $	2002 $
The potential future income tax benefit in respect of losses not brought to account at 15% are as follows:	1,932,156	1,828,134

Future income tax benefits have not been brought to account because directors do not believe it is appropriate to regard realisation of such benefits as assumed beyond any reasonable doubt. These benefits will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

(b) the Company continues to comply with conditions for the deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the loss.

No franking credits are available for the 2003/2004 financial year.

	2003 $	2002 $

6. OTHER FINANCIAL ASSETS

Current

Shares and options in listed companies at market value
Cost 2003: $500,000 (2002: $500,000) comprising:

	2003 $	2002 $
Shares	13,782	-
Options	-	-
	13,782	-

Net Fair Values
The carrying amount of other financial assets equals fair value by reference to the quoted market prices.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2003 $	2002 $
Shares in Unlisted Associate Companies	26,889,013	12,469,571
- Equity accounted	26,889,013	12,362,397
- At recoverable amount	-	107,174
	26,889,013	12,469,571

The cost of investments in Unlisted Associates at 2003: $21,248,528 (2002: $17,175,008).

Net Fair Values

The carrying values of equity investments at recoverable amount approximate net fair values and have been determined by reference to the fair value of net assets of an Associate at period end.

Material Investments in Entities being Associates:

Petrecycle Limited
Principal activity: Plastic polymer recycling.

	2003	2002
Carrying amount of the investment	7,988,712	7,564,137

Percentage ownership interest held is 32.83% (2002: 30%)

	2003 $	2002 $
7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont'd)		
***Natraherbal Pty Ltd* [Note (a)]**		
Principal activity: Natraherbal is developing projects for high allicin garlic, which is known to have therapeutic benefits.		
Carrying amount of the investment at recoverable amount	-	-
In December 2003, the Company disposed of its interest in Natraherbal Pty Ltd for $1.		
For details of write-down of Natraherbal Pty Ltd investment to recoverable amount in the 31 December 2003 and 31 December 2002 financial years, refer to Note 8.		
Percentage ownership interest held is 0% (2001: 40%)		
Vital Health Sciences Ltd		
Principal activity: Vital Health Sciences is currently developing healthcare and bioscience technologies		
Carrying amount of the investment	18,900,301	4,798,260
Percentage ownership interest held is 36.7% (2002: 35.5%)		
***Adoil Pty Ltd* [Note (b)]**		
Principal activity: Process for refining edible oils economically.		
Carrying amount of the investment	-	-
Carrying amount of the investment at recoverable amount	-	107,174
Percentage ownership interest held is 0% (2002: 33.3%).		
	26,889,013	12,469,571

During the 31 December 2003 financial year,
Vital Health Sciences Ltd acquired the shares Of Adoil Pty Ltd for $1.

For details of write-down to recoverable amount refer to note 8.
Share of Associates Net Loss

	2003 $	2002 $
Results of associates net loss before income tax	(1,877,518)	(2,422,030)
Share of associates' income tax benefit attributable to loss from ordinary activities	-	-
	(1,877,518)	(2,422,030)

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont'd)

	2003 $	2002 $
Summary Performance and Financial Position of Associates		
Revenues	50,673	355,232
Expenses	(2,654,691)	(2,257,713)
Share of Net Losses of Associates	(2,604,018)	(1,902,481)

No income tax benefit has been brought to account in respect of these losses.

	2003 $	2002 $
Current Assets	4,733,603	1,215,836
Non Current Assets	72,136,538	8,581,053
Total Assets	76,870,141	9,796,889
Current Liabilities	15,305	56,227
Non-Current Liabilities	-	130,150
Total Liabilities	15,305	186,377
Net Assets	76,854,836	9,610,512
Share of Accumulated Losses Attributable to Associates		
Balance at the beginning of the year	7,735,269	4,509,241
Share of associates' net loss for the year	1,877,518	2,422,030
Diminution in value of investments of Associates to recoverable amount	-	803,998
Balance at the end of the year	9,612,787	7,735,269
Share of Reserves Attributable to Associates		
Balance at beginning of year	3,029,832	3,029,832
Share of an Associate's Asset Revaluation Reserve	12,285,472	-
	15,315,304	3,029,832

	2003 $	2002 $
8. WRITE-DOWN OF INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD TO RECOVERABLE AMOUNT		
Expense from ordinary activities resulting from write-down of investment in Natraherbal Pty Ltd to recoverable amount (Refer note (a))	-	(570,536)
Expense from ordinary activities resulting from write-down of investment in Adoil Pty Ltd to recoverable amount (Refer note (b))	(62,032)	(233,462)
	(62,032)	(803,998)

Notes:

(a) In the 31 December 2003 financial year, and the 31 December 2002 financial year, the write down to recoverable amount for Natraherbal Pty Ltd was determined on the assumption that the net cash inflows that were expected to be received by Phosphagenics Limited on commercialisation of Natraherbal Pty Ltd's intellectually property would not be received due to delays in the commercialisation of its technology.

(b) In the 31 December 2003 financial year, the investment in Adoil Pty Ltd was written down to its recoverable value of $1. At 31 December 2002, the writedown to recoverable amount was based on Phosphagenic Limited's share of the net assets of Adoil Pty Ltd. These net assets were primarily cash assets.

9. RECEIVABLES

	2003 $	2002 $
Trade Debtors	7,765	-
Other debtors	57,943	31,459
	65,708	31,469

Net Fair Values
The carrying amount of accounts receivable approximate Net Fair Values as determined by reference to expected net cash inflows.

10. PROPERTY, PLANT AND EQUIPMENT

	2003 $	2002 $
Furniture and equipment at cost	195,305	195,305
Less: Accumulated depreciation	(99,532)	(75,589)
	95,773	119,716
Movement in Furniture & Equipment		
Written down value at beginning of year	119,716	142,503
Additions	-	5,248
Depreciation for year	(23,943)	(28,035)
Written down value at end of year	95,773	119,716

11. PAYABLES

	2003 $	2002 $
Trade Creditors	317	7,054
Accruals	22,160	23,296
Other creditors	2,641	-
	25,118	30,350

All payables are unsecured and are payable in Australian dollars.

Net Fair Values

The carrying amounts of accounts payable approximate
Net Fair Values as determined by reference to expected net cash outflows.

	2003 $	2002 $
12. CONTRIBUTED EQUITY		
(a) Issued Shares		
172,100,867 (2002: 151,148,349) Fully Paid Ordinary Shares	39,700,813	34,749,960
The movement in the issued capital of the Company is as follows:		
Opening balance	34,749,960	33,933,715
Shares issued – cash	5,235,500	814,745
Exercise of options	2,104	1,500
Placement Fee	(286,751)	-
Closing balance	39,700,813	34,749,960

	Number of Shares	
The movement in the number of ordinary shares of the Company is as follows:		
Opening balance	151,148,349	147,185,808
Shares issued – cash	20,942,000	3,955,041
Exercise of options	10,518	7,500
Closing balance	172,100,867	151,148,349

(b) Share Options

June 2009 options exercisable at 20 cents each

In the period June 1999 to December 2003, inclusive, a total of 245,315 options have been exercised at 20 cents each of which 10,518 were exercised in the year under review.

12. CONTRIBUTED EQUITY (CONT'D)

POHOB Options at 31 December 2003

For the financial year ended 31 December 2003 the following movements occurred in quoted VITOB options.

Balance 31 December 2003	60,168,148
Balance 31 December 2002	60,178,666
Net movement in period	**(10,518)**
Represented by:	
Issues	-
Reductions	
Exercised in the period	(10,518)
Net Movement in 2003	**(10,518)**

As at close of business on 31 December 2003 there was a total of 60,168,148 unexercised options.

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up to shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

13. ACCUMULATED LOSSES

	2003 $	2002 $
Accumulated Losses	(25,632,929)	(22,971,328)
Movement in Accumulated Losses		
Accumulated losses at beginning of year	(22,971,328)	(18,622,564)
Loss from ordinary activities after related income tax	(2,661,601)	(4,348,764)
Accumulated losses at end of year	(25,632,929)	(22,971,328)

14. AUDITORS' REMUNERATION

Remuneration paid or due and payable to the auditors of the Company in connection with:

	2003 $	2002 $
Audit and Review of Financial Reports	42,372	33,727
Other Services	-	13,878
	42,372	47,605

	2003 $	2002 $

15. DIRECTORS' REMUNERATION

	2003 $	2002 $
Total income paid or payable, or otherwise made available to all Directors of the Company from the Company or any Related Party	129,004	166,463
Number of directors whose total income falls within the following bands:		
$Nil	2	3
$0 - $ 9,999	1	1
$20,000 - $29,999	3	1
$60,000 - $69,999	1	1
$70,000 - $79,999	-	1
	7	7

Names of directors holding office at any time during the year:

A L Vizard
H Rosen
S Korman
A D Fisher
P J Lewinsky
S M West
J L Addison

16. RELATED PARTY TRANSACTIONS

Interest of Directors in Shares and Options in the Company.

(a) Directors Shareholdings

	2003	2002
P J Lewinsky	225,000	225,000
H Rosen	2,663,000	2,375,000
A L Vizard	52,135	52,135
J L Addison	4,000	4,000
	2,944,135	2,656,135

Refer to Directors' Report for further information.

16. RELATED PARTY TRANSACTIONS (Cont'd)

(b) Director's Options

P J Lewinsky	2,900,000	2,900,000
H Rosen	5,050,000	5,050,000
S M West	2,675,000	2,675,000
A L Vizard	1,200,000	1,200,000
S Korman	1,000,000	1,000,000
A D Fisher	300,000	300,000
	13,125,000	13,125,000

There were no options acquired during the financial year from the Company

	2003 **$**	**2002** **$**

(c) Transactions with Associates

During the year Phosphagenics Limited (formerly Vital Capital Limited) charged a service fee to the investee companies for administration services and to recover a portion of its rental expense from Associate Companies under normal commercial arrangements as follows:

	2003 $	2002 $
Vital Health Sciences Limited	30,240	35,160
Natraherbal Pty Ltd	-	12,000
Petrecycle Limited	30,240	29,160

17. EARNINGS PER SHARE

	2003 $	2002 $
The following reflects the income and share data used in the calculations of basic and diluted earnings per share.		
Basic and dilutive EPS (cents per share)	(1.74)	(2.95)
Earnings used in the calculation of basic and dilutive EPS	(2,661,601)	(4,348,764)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS and dilutive EPS	152,927,990	147,483,414
Potential ordinary shares that are not dilutive and not used in the calculation of diluted earnings per share:		
▪ Share Options	60,168,148	60,178,666

The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

18. SEGMENT INFORMATION

The Company operates as a registered Pooled Development Fund. The Company's only primary business segment is investment and its only secondary geographical segment is operating in Australia.

19. EVENTS SUBSEQUENT TO BALANCE DATE

At a General Meeting of the members of Phosphagenics Limited (formerly Vital Capital Limited) held on 29 January 2004, the members approved the following resolutions:

(i) The acquisition by the Company of all shares in Vital Health Sciences Limited not held by the Company; and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration of the acquisition of shares in Vital Health Sciences limited in accordance with the terms of agreements between the vendors of shares in Vital Health Sciences Limited and the Company.

(ii) That the Company change its name to "Phosphagenics Limited" as from 9 February 2004.

(iii) That the Company approve the placement of 20,942,000 fully paid ordinary shares issued on 7 November 2003 at 25 cents per share.

(iv) That, in accordance with clause 59 of the Company's constitution, the maximum aggregate sum of non-executive directors' fees be set at $300,000 per annum.

Discontinuing Operation

(v) The investment in Petrecycle Limited is to be disposed of through the payment of an in specie dividend on the basis of one Petrecycle Limited share for each 10 Phosphagenics Limited shares held at 9 February 2004.

The financial effect of the above transactions has not been recognized in the financial report.

20. NOTES TO THE STATEMENT OF CASH FLOWS

(1) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, deposits at call and bills of exchange with a maturity date no later than three months. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related Statement of Financial Position items as follows:

	2003 $	2002 $
Cash	2,311,753	2,196,023

(2) Reconciliation of Net Cash Used In Operating Activities to Operating Loss after Income Tax

	2003 $	2002 $
Operating Loss after Income Tax	(2,661,601)	(4,348,764)
Adjustment for Non-Cash Income and Expense Items:		
Realised Losses/(Profits) on Marketable Securities	(70,000)	-
Unrealised Losses/(Profits) on Marketable Securities	(13,782)	240,234
Depreciation	23,943	28,035
Net Expense from Aggregate Share of Associates':		
Loss from Ordinary Activities after Tax	1,877,518	2,422,030
Diminution of investments in associates	62,032	803,970
Changes in Assets and Liabilities:		
(Increase)/Decrease in Receivables	(34,249)	4,045
Decrease in Payables	(5,235)	(26,069)
Increase in Other Current Assets	(10,229)	(22,045)
Net Cash Used In Operating Activities	(831,603)	(898,564)

21. FINANCIAL INSTRUMENTS: INTEREST RATE RISK AND CREDIT RISK

The Company manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the Board of Directors. The Company does not engage in any significant financial instrument transactions, which are speculative in nature.

Interest Rate Risk Exposure

Exposure to interest rate risks on financial assets and liabilities are summarised as follows:

2003	Non Interest Bearing $	Floating Interest Rate $	Total $
Financial Assets			
Cash - Current	-	2,311,753	2,311,753
Accounts Receivable - Current	65,708	-	65,708
Other Financial Assets - Current	-	-	-
Equity Accounted Investments – Non Current	30,979,541	-	30,979,541
	31,045,249	2,311,753	33,357,002
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	25,115	-	25,115
Net Financial Assets	31,020,134	2,311,753	33,331,887

2002	Non Interest Bearing $	Floating Interest Rate $	Total $
Financial Assets			
Cash - Current	-	2,196,023	2,196,023
Accounts Receivable - Current	31,459	-	31,459
Other Financial Assets - Current	-	-	-
Equity Accounted Investments – Non Current	12,469,571	-	12,469,571
	12,501,030	2,196,023	14,697,053
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	30,350	-	30,350
Net Financial Assets	12,470,680	2,196,023	14,666,703

Credit Risk Exposure

The maximum credit risk exposure of financial assets excluding investments is represented by the carrying amounts of assets recognised in the balance sheet net of any provisions for losses. The credit risk in respect of cash assets is minimised as counter-parties are recognised financial institutions with acceptable credit ratings of AAA, determined by a recognised rating agency.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont'd)

	2003 $	2002 $
Movements in Carrying Amounts of Investments		
Beginning of Year	12,469,571	14,695,591
Capital Investment	4,073,520	1,000,008
Diminution	(62,032)	(803,998)
Share of Movement in Associates' Asset Revaluation Reserve	12,285,472	-
Share of Losses **(Refer note (c))**	(1,877,518)	(2,422,030)
End of Year	26,889,013	12,469,571

Note (a) – During the 31 December 2003 financial year, the Company disposed of its interest in Natraherbal Pty Ltd for $1.

(b)– During the 31 December 2003 financial year, Vital Health Sciences Limited acquired the shares of Adoil Pty Ltd for $1.

(c) – Share of losses attributable to Phosphagenics Limited includes operating loss directly attributable to Associates of $1,357,969 and amortization of goodwill on acquisition of investments in Associates of $519,549.

Contingent Liabilities

There is a contingent liability in respect of Vital Health Sciences Limited (VHS), an Associate at 31 December 2003 (2002: $Nil).

A former consulting firm has lodged a claim for fees. VHS has rejected this claim and has lodged a counterclaim. Estimate of the maximum amount that may become payable is $51,000.

Commitments

There are no material commitments in respect of Associates at 31 December 2003 (2002: $Nil).

22. RESERVES

	2003 $	2002 $
Asset Revaluation Reserve		
Balance at beginning of the year	3,029,832	3,029,832
Movement	12,285,472	-
Balance at end of the year	15,315,304	3,029,832

The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets. The increase in the 31 December 2003 financial year related to the recognition by the Company of its share of the increase in the Asset Revaluation Reserve of its Associates, which was not previously recognized in the carrying value of investments accounted for using the equity method.

23. DIVIDEND IMPUTATION

	2003	2002
Balance of Franking Account at Year End	-	-

24. COMMITMENTS FOR EXPENDITURE

Non-cancellable operating lease commitments are:

	2003	2002
Not later than one year	102,729	90,400
Later than one year but not later than 5 years	246,549	-
	349,278	90,400

Non-cancellable operating leases relate to the rent of office accommodation for a period of 10 months. The Company has an option to extend its rental lease for a period of 3 years.

25. STATUTORY INFORMATION

The registered office of the Company is Level 2, 90 William Street, Melbourne, Victoria 3000.

The Company was incorporated and is domiciled in Australia.

The number of employees at 31 December 2003 is 0 (2002: 1).


RECEIVED
2005 DEC -6 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

5 April 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

PHOSPHAGENICS' SUCCESS OPENS WAY FOR MORPHINE SKIN PATCH TRIALS

We attach the media release which was inadvertently omitted from this morning's announcement.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p\asx\morphine trials 05 04 04 with mr

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


PHOSPHAGENICS

MEDIA RELEASE

5 April 2004

PHOSPHAGENICS TARGETING $US 880M MORPHINE DELIVERY MARKET

In a world first Phosphagenics Limited (ASX:POH) announced today that it has successfully completed all mandatory animal studies on its patented skin-patch transdermal delivery system for morphine, clearing the way for human trials. Patent applications have been completed.

Phosphagenics is targeting the world morphine-delivery market, estimated to reach $US 880 million a year at product launch in five years time, according to Phosphagenics Managing Director, Dr Ian Pattison.

"Morphine is the gold standard in pain management and while previous attempts have been made to deliver it through the skin they have never been successful", he said.

"Morphine is currently delivered orally, intravenously or intramuscularly but can produce severe side effects including nausea, constipation and dizziness. Also the greatest limitation in current morphine delivery technology is providing users with a steady amount of morphine over a long period of time.

"Following Phosphagenics' studies showing morphine can be easily delivered though rats' skin, it has now demonstrated similar results in pigs. Pigs have physiological similarity to humans but with thicker skin. Thus the success indicates that morphine should be easier to deliver transdermally in humans.

"The Victorian Department of Primary Industries at Werribee Pig Research Centre conducted the trials for Phosphagenics. Results show that morphine was still active six hours after a single application. There were no signs of skin damage or irritation.

"Transdermal delivery can eliminate some side effects while delivering a much more consistent dose. Also there are two winning commercial factors - cost and speed to market. According to the Boston Consulting Group it usually it takes 4-8 years to develop transdermal delivery of an existing drug at a cost of $10-15 million. Developing a new drug can take up to 15 years at a cost of around $500 million."

Phosphagenics' Vice-President of Research and Development, Dr Esra Ogru, said that human safety trials will be conducted in the near future with Phase One trials starting late 2004 or early 2005 depending on time taken to obtain regulatory and ethics approvals.

"Our human safety trials are scheduled to start in the third quarter of this year. "

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 03 9605 5900 Facsimile: 03 9605 5999

Dr Ogru said Phrase three trials represent the final stage of testing prior to approval being given for the release of the new transdermal drug on to the market. It is the Company's intention to license the product before reaching the Phase three trial stage.

She said fentanyl a synthetic opioid is the largest selling transdermal drug with sales exceeding US$1.3 billion despite clinical limitations. When introduced as a patch delivery system, sales of fentanyl grew 30 times within 10 years. This pain management market presents significant opportunities for Phosphagenics' transdermal morphine.

FURTHER INFORMATION: Phosphagenics Limited Vice President of Research and Development, Dr Esra Ogru, 03 9605 5999 or Mobile 0402 080 846

000//000


PHOSPHAGENICS

5 April 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

PHOSPHAGENICS' SUCCESS OPENS WAY FOR MORPHINE SKIN PATCH TRIALS

In a world first Phosphagenics Limited (ASX : POH) is pleased to announce the successful completion of all mandatory animal studies on its patented skin-patch transdermal delivery system for morphine, clearing the way for human trials. Patent applications have been completed.

"Morphine is the gold standard in pain management and while previous attempts have been made to deliver it through the skin they have never been successful", said Phosphagenics' Managing Director, Dr Ian Pattison.

He said Phosphagenics is targeting the world morphine-delivery market, estimated to reach $US 880 million a year at product launch in five years time.

Dr Pattison said: "Morphine is currently delivered orally, intravenously or intramuscularly but can produce severe side effects including nausea, constipation and dizziness. Also the greatest limitation in current morphine delivery technology is providing users with a steady amount of morphine over a long period of time.

"Following Phosphagenics' studies showing morphine can be easily delivered though rats' skin, it has now demonstrated similar results in pigs. Pigs have physiological similarity to humans but with thicker skin. Thus the success indicates that morphine should be easier to deliver transdermally in humans.

"The Victorian Department of Primary Industries at Werribee Pig Research Centre conducted the trials for Phosphagenics. Results show that morphine was still active six hours after a single application. There were no signs of skin damage or irritation.

"Transdermal delivery can eliminate some side effects while delivering a much more consistent dose. Also there are two winning commercial factors - cost and speed to market. According to the Boston Consulting Group it usually it takes 4-8 years to develop transdermal delivery of an existing drug at a cost of $10-15 million. Developing a new drug can take up to 15 years at a cost of around $500 million."

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics' Vice-President of Research and Development, Dr Esra Ogru, said that human safety trials will be conducted in the near future with Phase One trials starting late 2004 or early 2005 depending on time taken to obtain regulatory and ethics approvals.

"Human safety trials are scheduled to start in the third quarter of this year. Dr Ogru said Phrase Three trials represent the final stage of testing, prior to approval being given for the release of the new transdermal drug on to the market. It is the intention to licence the product before reaching the Phase Three trial stage.

She said fentanyl a synthetic opiold is the largest selling transdermal drug with sales exceeding US$1.3 billion despite clinical limitations. When introduced as a patch delivery system, sales of fentanyl grew 30 times within 10 years. This pain management market presents significant opportunities for Phosphagenics' transdermal morphine.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p\asx\morphine trials 05 04 04




PHOSPHAGENICS LIMITED ABN: 32 056 482 403
Annual Report 2003

HIGHLIGHTS

The Age - Business - Tuesday 20 January 2004

Vital files patents for atherosclerosis drug

[illegible]


VITAL CAPITAL
Close
$0.285
High
Low

The Age - Monday 17 November 2003

Vital Capital in US deal for vitamin E product

Eli Greenblat

[illegible]

Vital Capital aims to become a key supplier of health-related supplements.

[illegible]

CONTENTS

Corporate Directory 2

Chairman's Report 3

Investee Company Reports 5

Year In Review 8

Board of Directors 9

PDF Overview 10

Financial Statements

- Directors' Report 11
- Independent Audit Report 21
- Directors' Declaration 22
- Statement of Financial Performance 23
- Statement of Financial Position 24
- Statement of Cash Flows 25
- Notes to and Forming Part of the Financial Statements 26

Shareholders' Information 44

Optionholders' Information 45

Notes 46

CORPORATE DIRECTORY

Phosphagenics Limited
(ABN 32 056 482 403)

Board of Directors

Associate Professor Andrew Lancelot Vizard
(Chairman and Non-Executive Director)

Harry Rosen
(Executive Director)

Dr Ian Pattison
(Managing Director)

Professor John Mills
(Non-Executive Director)

Professor Anthony Stuart Rebuck
(Non-Executive Director)

Johnathan Lancelot Addison
(Non-Executive Director)

Company Secretary

Mourice Reginald Garbutt

Registered Office

Level 2
90 William St
Melbourne Vic 3000 Australia

Principal Business Office

Level 2
90 William St
Melbourne Vic 3000 Australia
Telephone: 03 9605 5900
Facsimile: 03 9605 5999
www.phosphagenics.com
Email: info@phosphagenics.com

Share Registrar

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067 Australia

Auditors

PKF
Level 11, CU Tower
485 La Trobe Street
Melbourne Vic 3000 Australia

Australian Stock Exchange Limited

The company's securities are quoted on the official lists of the Australian Stock Exchange Limited (ASX). The company's ASX Code is POH and the home exchange is Melbourne. Option code is POHOB.

Pooled Development Fund

The company is a registered PDF under the Federal Government PDF Act 1992, as amended.

Change of name

By resolution passed by shareholders at a General Meeting held on 29 January 2004, the company's name was changed from Vital Capital Limited to Phosphagenics Limited.

Annual General Meeting

Phosphagenics Limited AGM will be held on Thursday 27th May 2004 in Rialto Two Conference Room, Le Meridien, 495 Collins Street, Melbourne, commencing at 3pm.

Scientific Advisory Board

Dr Simon West

Professor Angelo Azzi

Professor Frank Ng

CHAIRMAN'S REPORT



Phosphagenics Annual Report – 2003

It is with pleasure that I present the Phosphagenics Annual Report for year ending 31 December 2003. The 2003-year was highlighted by strong commercial and technical progress made by our investee company, Vital Health Sciences, and culminated in a major change in direction for your company. Phosphagenics Limited is now a focused pharmaceutical and vitamin company.

At a general meeting, held on 29 January 2004, shareholders voted to approve the acquisition of all outstanding shares in Vital Health Sciences Limited (VHS) and change the name of the company from Vital Capital Limited to Phosphagenics Limited.

This represents an important progression for the company as we move from a broad-based venture capital company to a health science business primarily focused on pharmaceuticals and vitamins.

Investments

Vital Health Sciences Limited

The decision to acquire 100% of VHS was underpinned by the strong commercial and scientific progress by VHS in 2003.

Vital Health Sciences secured its first three commercial contracts in 2003, beginning with a global distribution deal for a Vitamin E personal care product contract with International Speciality Products (ISP) of the United States, in January. The basis for ISP's product line was VHS Vitamin E phosphate complex, which was shown to be highly effective in both preventing and treating the redness caused by UV exposure when topically applied. This was followed by a further contract with ISP in May to supply oral care products to the North American market.

In the larger dietary supplements market, VHS competed its third commercial agreement with the Nasdaq listed Zila Inc for the USA, Canadian and Indonesian dietary supplements market, in November. This involved a long-term licence agreement for VHS to supply its patented Vitamin E phosphate technology, which Zila will market as 'Ester E'. VHS will receive an upfront $US500,000 payment and ongoing royalties of between 10 per cent and 17 per cent over the course of the agreement. We believe that this will lead to substantial returns to shareholders, over time.

VHS also achieved some significant breakthroughs with regard to collaborative research into atherosclerosis, in conjunction with Professor Angelo Azzi from the University of Berne. VHS has demonstrated that its patented form of vitamin E is capable of inhibiting the main mechanisms of action involved in the development and progression of atherosclerosis. This is achieved by treating the disease directly rather than treating the risk factors that may cause its development.

There are no drugs on the market that treat atherosclerosis directly. Drugs prescribed for this disease traditionally treat the risk factors associated with heart disease such as lowering cholesterol or blood pressure. Phosphagenics will continue to work with Professor Azzi in 2004 to advance this important work.

Petrecycle Limited

In August 2003, Petrecycle signed its first commercial contract with Mossi and Ghisolfi International ("M&G"). M&G have licensed elements of Petrecycle's unique RENEW patented recycling process. Petrecycle is confident this agreement will pave the way for future, similar deals with other major PET players across the globe.

Following this commercial success, the board of Directors resolved to partially exercise an option in Petrecycle, thereby increasing our equity and improving Petrecycle's cash position.

In December we announced that the board had resolved to distribute the company's equity in Petrecycle to shareholders as at 9 February 2004. The value of this distribution equates to $8,042,399, thereby giving a distribution value of about 4.66 cents per Phosphagenics Limited share held at record date. Consequently, Phosphagenics no longer holds equity in Petrecycle.

At present, Petrecycle is an unlisted public company with funding of approximately $1.7 million and is ready to move to the next stage of development. The board and management of Petrecycle are developing a commercialisation strategy to deliver significant stakeholder value over the next 24 months. Now that Petrecycle has formally separated from Phosphagenics, further communications on the company and its activities will be received directly from that company.

VHS' scientific program progressed significantly in 2004. Our platform technology to deliver drugs, including morphine and testosterone, through the skin ('transdermally') is nearing human trial stage.

As part of the restructure of our company Natraherbal was sold during the course of 2003 for its book value. >> cont

CHAIRMAN'S REPORT

Phosphagenics Annual Report – 2003 cont...

In addition, our investment in Adoil – a company that holds exclusive worldwide rights to a technology which provides a simple, cheap and effective purification process for edible oils – became a wholly owned subsidiary of VHS. Phosphagenics acquisition of VHS means that we have maintained our interests in these technologies.

Financial Position

In November, the company raised approximately $5 million in new capital by way of a placement of about 20 million shares at 25 cents per share. Of the new capital, $2.83 million was used to exercise the balance of the company's options held in VHS. These options were due to expire in December 2003 and the board noted that the exercise price valued the whole of VHS at about $40 million. In the view of the board, this was significantly below the commercial value of VHS.

I am pleased to report that Phosphagenics cash position remains sound ($2.4 million at balance date) and its cash burn rate was in line with budget.

Personnel

A number of important changes have occurred to Phosphagenics personnel in line with the new direction of the company.

As reported, your company has secured the services of Dr Ian Pattison as our new Managing Director. Ian brings a wealth of experience to our company and his former role as a director and senior executive with Cognis Australia providing strong background for the role that he will play at Phosphagenics.

We believe that Ian's skills will be crucial as we move into rapid commercialisation of the patented drug delivery technology and other phosphate based products. Dr Pattison has a PhD from the University of Melbourne and has worked in the mining and nutritional industries for over 25 years.

Phosphagenics has also welcomed two further new members to the Board - Professor Tony Rebuck and Professor John Mills. Both have particular expertise in pharmaceuticals. Their high level skills will be critical to the company as we consolidate our scientific discoveries into commercial contracts, in the reporting periods to come.

In order to undertake these changes, four Board members, Mr Steve Korman, Dr Simon West, Mr Peter Lewinsky and Mr Alan Fisher agreed to step down. On behalf of the Board I thank all of these directors for their contribution to the company, and its predecessors – over many years.

Conclusion

Following last November's capital raising and subsequent shareholder approval for the acquisition of outstanding shares in Vital Health Sciences, your company is positioned for an exciting 12 months as we move to further commercialisation opportunities from our patented technologies.

New board and senior management appointments, combined with our new direction as a focused pharmaceutical and vitamin company, means that we will continue to build shareholder wealth during 2004 and beyond.

Associate Professor Andrew Lancelot Vizard
CHAIRMAN

INVESTEE COMPANY REPORTS

Vital Health Sciences Ltd (VHS)



Financial Snapshot

Phosphagenics Limited current equity 36.7%
Phosphagenics Limited further entitled equity 63.3%

Company Background

During 2003, VHS continued to develop and commercialise its core technologies and applied these to currently available pharmaceutical and vitamin products to improve their bioavailability and efficacy. The Nutraceuticals division has developed products for sale into the personal care, dietary supplement and fortified food and beverage markets and the Pharmaceutical division will develop improved ethical drugs, both dermal and ingested.

Technology

VHS core technology is phosphorylation that involves the addition of a phosphate molecule to compounds having a certain molecular structure. These are commonly lipid (ie fat) like compounds such as vitamins and many drugs. The resulting phosphorylated product has improved bioavailability and efficacy.

Additionally, these vitamins and drugs may be formulated into a phosphorylated enhancer to improve dermal penetration and efficacy. Phosphates are widely distributed in the body and research indicates that the phosphorylated products use the body's natural mechanisms to achieve the improved efficacy.

Company Update

Nutraceuticals

Cardiovascular Disease

In tests conducted by Paragon Bioservices at the Johns Hopkins University in the USA, VHS's vitamin E product was shown to inhibit the excessive growth of cells known to be implicated in causing heart disease. These studies demonstrate that the VHS product has potent anti-proliferative properties. Importantly, the study also demonstrated that the anti-proliferative action of VHS vitamin E phosphate was far more effective than the commonly used form of vitamin E.

Heart disease, including atherosclerosis, is the leading cause of death in the Western world. Atherosclerosis is partly due to excessive cell proliferation in the large blood vessels in the heart and VHS vitamin E phosphate is a potent inhibitor of these cells.

Zila Announcement

Negotiations during the year resulted in the conclusion, post balance date, of a licensing agreement with Zila Corp, USA for the sale of the companies vitamin E phosphate product to dietary supplement markets in the USA, Canada and Indonesia. The product will be sold as "Ester E" in bulk form to marketing companies and Zila will also promote directly to consumers through national media advertising. This model has been successfully used by Zila for its formulated vitamin C product, "Ester C".

ISP Corporation

Following the development of a phosphorylated vitamin E product that showed efficacy for UV erythema and acne VHS entered into an exclusive distribution arrangement with ISP Corporation, USA. The product, marketed under the tradename of "Vital ET", was introduced in 2003 and has now been sampled to over 200 companies.

In June, VHS signed a second agreement with ISP to distribute its vitamin E phosphate to oral care applications. This could cover the treatment and protecting of areas of the human mouth where inflammation may occur, such as denture abrasions. ISP is a major supplier of ingredients to producers of oral care products so is well positioned to achieve business in this area.

Pharmaceuticals

While the VHS technology can be applied to a wide range of drugs, it has focused its research work on four drugs which have been determined to represent the best opportunity to commercialise, given factors such as positive initial efficacy studies, patent position and market potential. As previously reported, two drugs estradiol (a hormone related to estrogen, used in hormone replacement therapy), and atropine (a drug used to treat people exposed to chemical warfare agents), have been tested and found to have superior efficacy as compared to the parent compound when formulated in the VHS enhancer and topically applied.

VHS has now shown that its platform technology can be used successfully for administration by patch to body (transdermal) of morphine, atropine, estradiol and atropine. These positive results have also been demonstrated for morphine and atropine in pig trials at Primary Industries Research Victoria, in collaboration with Monash University's Department of Biochemistry & Molecular Biology. The pig model is used in this type of drug development as its weight and skin characteristics are accepted as being similar to humans. >> cont

Vital Health Sciences Ltd cont...

Future Developments

Following the animal studies, VHS will move on to human studies to confirm the efficacy of selected drug (s) that will be formulated in a cream or patch for dermal application. The enhancer formulation will be optimised and discussions will take place with the Food and Drug Administration in the USA as to the most appropriate path forward for our drug development program. This will maximize the opportunity to conclude commercial agreements with prospective licensees.

Following its strategic relationships with ISP for the personal care market segment and Zila for the dietary supplement market, the Nutraceuticals business will now focus on the potential for its vitamin E phosphate in global food markets. VHS has introduced this product to several global food companies, with positive responses. It will now move to product application and safety work, that will be conducted in Australia for cost effectiveness.

The VHS phosphorylation technologies will be applied to other products, for sale as nutraceuticals. A screening and development program has been implemented to select those compounds having the most commercial potential.

With the focus on scientific research and product and process development work VHS will employ additional resources and set up a management structure in Melbourne that reflects the integrated scientific/technical / commercial focus of the company.



INVESTEE COMPANY REPORTS

PETRECYCLE LTD (Petrecycle)


PET
recycle

Financial Snapshot

Phosphagenics Limited current equity 0%
Phosphagenics' equity in Petrecycle was distributed to shareholders as at 9 February 2004.

Company Background

Petrecycle has several patents in the field of recycling PET (plastic) beverage bottles. Additionally it has lodged patents for a process that converts post consumer PET bottles into other products including polyols (plastic compounds used in paint) and PBT a polymer plastic used in the manufacture of products such as automotive parts that require stability in all weather conditions.

There have been many other recycling processes developed. Essentially these fall into two categories, mechanical and chemical. Mechanical processes utilise several sophisticated technologies that sort used clear bottles from both coloured and barrier bottles. Coloured bottles cannot be recycled by mechanical processes for reuse in beverage bottles and are either discarded or resold for a price normally below their cost.

As coloured bottles constitute over 30% of used bottles, mechanical processing can be expensive. Once bottles are sorted, the clear bottles are thoroughly washed, melted and made into pellets that are mixed with virgin PET pellets to produce recycled PET. The majority of the mechanical recycled PET in the USA is used in the fibre industry for the production of carpet and similar products where quality is less important than that required for use in bottles.

Chemical processes convert PET molecules to their original constituent chemicals and then polymerise these recycled chemicals back to PET. Traditional chemical processes can only deal with clear, clean raw material that has normally gone through some form of mechanical processing before being treated chemically. It is therefore an expensive process. Petrecycle's Renew process is a chemical process. However Renew differs from traditional chemical processes in two ways. Firstly it uses an economical upfront process to sort curbside PET bottles from other wastes as its first stage of production. It therefore does not rely on any form of mechanical processing. Secondly it can easily deal with coloured and barrier bottles using its valuable second stage process for which a patent application has been lodged.

Renew is the only chemical process that can produce recycled PET at a cost around the cost of virgin PET.

The commercial difficulty facing Petrecycle is that while the PET industry publicly portrays the importance of recycling PET, the reality is that for economic reasons it is difficult to recycle. Some producers nevertheless provide recycled content to bottlers only because there is pressure on them to do so. Some PET producers have opted to lose major contracts as a consequence of their refusal to supply recycled PET.

Company Update

Realising the commercial difficulties faced by recyclers, Petrecycle formulated a revised business plan to enable it to commercialise its technology. Its new plan involves licensing the second stage of its technology, the removal of colour and barrier materials, and to substitute the first stage of Renew with a mechanical process or purchasing raw material from mechanical producers.

Although more expensive to produce than using the Renew process in its entirety, this strategy allows PET producers to introduce recycled PET with little capital outlay. As a consequence of this revised strategy, Petrecycle entered into a license agreement with Mossi & Ghisolfi International in August 2003. M&G is the world's second largest producer of PET packaging resin. While there is much interest within the industry in Petrecycle's technology and discussions are continuing with several parties, no further contracts have been concluded.

To ensure capturing the full commercial benefit of its breakthrough technology, Petrecycle has developed a further business plan that may see it entering into the production of recycled PET rather than simply relying on a licensing model. In this manner it will control its destiny rather than being reliant on other parties.

PHOSPHAGENICS | YEAR IN REVIEW

	2003	2002
NET ASSETS		
Per Share	17.1 cents	9.8 cents
Amount	$29,383,188	$14,808,464
OPERATING RESULTS		
Losses	-$2,661,601	-$4,348,764
represented by:		
Non-Cash Items:		
(i) Non-Current Unlisted Securities:		
Net equity accounted losses / Amort'n	-1,877,518	-2,422,030
Directors downward valuations	-62,032	-803,998
(ii) Current Listed Securities:		
Unrealised Gain on Investments / Losses	13,754	-238,567
Realised Gains / Losses on Investments	70,000	-1,667
(iii) Depreciation	-23,943	-28,035
(iv) Total Non-Cash Items	-1,879,739	-3,494,297
Net Cash Items	-781,862	-854,467
	-2,661,601	-4,348,764
ASSET REVALUATION RESERVE		
Non-current Unlisted Securities:		
Upward valuation	12,285,472	-
SECURITIES: Market Prices		
Shares (POH)	22.0 cents	24.0 cents
Options (POHOB)	12.0 cents	12.0 cents
MARKET CAPITALISATION	$45.1 m	$43.5 m
ISSUED SECURITIES		
Shares (POH) – Quoted	172,100,867	151,148,349
Options (POHOB) – Quoted	60,168,148	60,178,666
EQUITY RAISING		
Exercise of Options	$2,104	$1,500
Share Purchase Plan	-	814,770
Placement	5,235,500	-
Capital Raisings Costs	-286,751	-
	$4,950,853	$816,270

MOVEMENT IN CARRYING VALUES ON INVESTMENTS HELD AT 31 DECEMBER 2003

Investee	Units Held	Total Cost	Value 01/01/2003 Inc. New (*)	Value 31/12/2003	Movements for Period
		$	$	$	$
Petrecycle Limited	454,635	7,250,000	8,814,137	7,988,712	-825,425
Vital Health Sciences Ltd	507,714	11,423,528	7,621,780	18,900,301	11,278,521
Total Unquoted Investees		18,673,528	16,435,917	26,889,013	10,453,096
Misc	15,600	-	-	13,782	13,782
Total Quoted Securities		-	-	13,782	13,782
Total Securities		18,673,528	16,435,917	26,902,795	10,466,878

NOTES : 1. For additional information refer to Notes to the Financial Statements No's. 6 & 7

2. * Further investments during the period Petrecycle Ltd - exercise of options at cost of $1,250,000
VHS Limited - exercise of options at cost of $2,823,520

DIVESTMENTS DURING YEAR ENDED 31 DECEMBER 2003

During the period the Company disposed of its direct equity holding unquoted companies Natraherbal Pty Ltd and Adoil pty Ltd; refer to Notes to the Financial Statements No's 6, 7 & 8 at a realised loss for the period of $62,032.
In addition , the Company disposed of its equity holding in Healthpoint Technologies Limited for a realised gain for the period of $70,000.

The net results of the above divestments being a realised gain for the period of $7,968.

BOARD OF DIRECTORS



Associate Prof.
Andrew Lancelot Vizard
BVSc, MVPM
Chairman & Non-Executive Director



Jonathan Lancelot Addison
B.Ec (Tas), ASIC, FTA (Snr)
Non-Executive Director



Dr Ian Pattison
BSc. (Hons), PhD
Managing Director (joined Mar 04)

Steven Korman
B. Ec., LL.B.
Non-Executive Director
(resigned Feb 04)



Harry Rosen
B.A., LL.B.
Executive Director



Alan David Fisher
B.Comm, FCA
Non-Executive Director
(resigned Mar 04)



Prof. John Mills
B.S, M.D., F.A.C.P., F.R.A.C.P.
Non-Executive Director
(joined Mar 04)



Peter John Lewinsky
B.Ec, ACA, F.S.I, MBA
Non-Executive Director
(resigned Mar 04)



Prof. Tony Rebuck
M.B., B.S., (Hons. 1 University Medal)
M.D., F.A.C.P, F.R.C.P.(C), F.C.C.P
Non-Executive Director (joined Mar 04)



Dr Simon Michael West
Dip. App. Chem., B.Sc.,
D.App. Sci (Honorary)
Non-Executive Director (resigned Mar 04)

POOLED DEVELOPMENT FUND BENEFITS

Phosphagenics is a registered Pooled Development Fund (PDF) under the Pooled Development Funds Act, 1992, as amended, and was the first such fund to be quoted on the official lists of the Australian Stock Exchange Limited.

A PDF is an investment vehicle that offers unique taxation benefits to its shareholders and the company under Division 10E of the Income Tax Assessment Act, 1936, as amended, and the Income Tax Assessment Act, 1997, as amended.

Shareholder Benefits:

- Profits from selling shares in a PDF are tax-exempt from capital gains tax. This beneficial tax status also passes to the purchaser of the shares.
- Shareholders who are Australian tax residents are exempt from tax on all dividends, franked or unfranked.
- Non-resident shareholders are exempt from dividend withholding tax on dividends, franked or unfranked.
- Shareholders may also elect to include a franked dividend in assessable income and claim a rebate for imputation credits.
- Losses from selling shares in a PDF are not tax deductible. There is no tax exemption for holders of rights or options.

Company Benefits:

- Investments must be by way of new equity contributions into eligible companies. Income from these investments attracts a 15 per cent tax rate.
- An eligible company is a small-to-medium enterprise with assets of less than A$50 million.
- All other income (eg interest on deposits) is taxable at a 25 per cent tax rate.
- Both tax rates fall below the new Australian corporate tax rate of 30 per cent.
- The savings accrued by the PDF structure are passed on to the shareholder by allowing the company to retain greater wealth and the potential for greater returns.

N.B. Trading in options issued by a PDF do not carry the same capital gains tax-free status and gains are subject to capital gains tax. Capital losses on sale of options are tax deductible. However, the options once exercised into shares gain tax-free status. The exercise of options is not deemed disposal for tax purposes.

The Philosophy

The philosophy behind the PDF structure is to encourage longer-term, patient investment in small-to-medium enterprises.

This format encourages the development of new business and the commercialisation of R&D.

Superannuation Funds

Recent changes in legislation also encourage greater ownership of PDFs by superannuation funds.

These changes have been implemented to allow greater speculative investment among superannuation funds, without diminishing the important safeguards used to protect this important form of state regulated saving.

For further details about the Pooled Development Funds program visit the website at www.ausindustry.gov.au. Select the 2002-03 Annual Report at the bottom of the Pooled Development Funds (PDF) section under "AusIndustry products". Of particular relevance are pages 6 and 7 dealing with "Taxation Concessions for Investors".

Disclaimer: This information is provided as information only. Investors should consult a financial adviser to determent their individual tax liabilities.



FINANCIAL STATEMENTS

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003

The Board of Directors of Phosphagenics Limited (formerly Vital Capital Limited) have pleasure in submitting the financial report of the Company for the year ended 31 December 2003 and report as follows:

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited (formerly Vital Capital Limited) in office at any time during or since the end of the year:

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 45 YEARS) BVSC (HONS) MVPM
Non-Executive Director since July 1999 and Chairman since October 2000
With a background in research and agricultural consultancy, Professor Vizard is the senior consultant with, and former Director of, the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a world leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. He is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe Ltd, the Australian Sheep Industry CRC and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of Petrecycle Ltd and Vital Health Sciences Ltd.

ALAN DAVID FISHER (AGED 51 YEARS) B.COMM, FCA
Non-Executive Director since 23 October 2000
Mr Fisher operates his own corporate advisory practice, Fisher Corporate Advisory Pty Ltd, having left the international accounting firm of Coopers & Lybrand in 1997 after 23 years of service, the last 13 years of which was as a corporate finance partner. He has extensive commercial experience in the areas of acquisitions, mergers and divestments, equity and finance raisings, share and business valuations, development and venture capital, and corporate regulation and advice. Mr Fisher is also a Director of HRL Limited, Plantation Land Limited, Eco Equities Funds Management Limited and Amskan Limited.

Mr Fisher is a member of the Company's Audit, Compliance & Corporate Committee.

STEVE KORMAN (AGED 47 YEARS) B. EC., LL.B.
Non-Executive Director since 31 October 2002
Formerly Executive Director and Managing Director from 23 October 2000 to 31 October 2002
Mr Korman practised as an attorney for five years, with an emphasis on mergers/acquisitions and corporate law. Since 1985 Steven has been Managing Director of a private investment company primarily involved in real estate development, equity investment and international trade. Mr Korman has also been involved in the development and commercialisation of Australian innovation and technology, overseeing licensing and associated intellectual property matters. He has considerable experience in capital raisings and project funding.

Mr Korman resigned as a director and as a member of the Audit, Compliance and Corporate Governance Committee on 11 February 2004.

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

PETER JOHN LEWINSKY (AGED 50 YEARS) B.EC, FCA, FSIA, MBA
Non-Executive Director since 7 June 1999
With over 20 years experience in investment banking and stockbroking, Peter Lewinsky has been a Director in the Corporate Finance departments of Capel Court, Morgan Grenfell and McIntosh Securities and established his own corporate finance practice in 1991. Mr Lewinsky has specific experience in the areas of local and cross-border mergers and acquisitions, capital raisings, strategic planning, financial management, company reconstructions and valuations. He has been actively involved in corporatisation programs with various State governments, including the restructuring of government departments and outsourcing, and privatisation and reform programs. This work has provided Mr Lewinsky with a sound knowledge of government processes and policy frameworks. He has been appointed to numerous government and private sector boards and audit committees and has been retained as an adviser to a number of such committees. Mr Lewinsky holds B.Ec and MBA degrees, is a Chartered Accountant and is a Fellow of the Securities Institute of Australia. Mr Lewinsky is also a director of Redflex Holdings Ltd, The Ink Group Ltd and Tower Trust Ltd.

Mr Lewinsky is the Chairman of the Audit, Compliance & Corporate Governance Committee. Mr Lewinsky has an equity interest entitlement in each of Petrecycle Limited and Vital Health Sciences Limited.

HARRY ROSEN (AGED 56 YEARS) B.A. (PSYCHOLOGY), LL.B.
Non Executive Director since 7 June 1999
After practicing as a lawyer for more than 10 years, specialising in taxation and corporate law, Harry Rosen is currently a non-practicing attorney. He is one of the founders of Betatene Ltd and Denehurst Ltd, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta-carotene. After the purchase of Betatene Ltd by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries. Mr Rosen holds no directorships of other public entities.

Mr Rosen is presently consulting to other technology companies and assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising and stock exchange listings. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a director of, each of Petrecycle Limited and Vital Health Sciences Limited.

SIMON MICHAEL WEST (AGED 61 YEARS) DIP. APP. CHEM., B.SC.
Non-Executive Director since 7 June 1999
With over a 30 year career as an inventor of processes involving physical sciences, Simon West has had broad experience in the development of original solutions and the technical management of the resulting intellectual property for public companies. Mr West worked for 17 years with Kraft Foods Ltd on projects such as the modification of curd, 'magnetic carbon', automation of jar arrangement and a calcium ion sensor transistor. Mr West worked on filter aid regeneration and invented, developed and directed the beta-carotene process that is now the basis for the commercial success of Betatene Ltd. Mr West invented the zinc tailings recovery process that was used as the basis for the public listing of Denehurst Ltd and was involved as Joint Managing Director in the implementation of that technology. Mr West invented the crumbing of PET forming part of the Renew process and, with Harvey Snook, set up a pilot plant that was used as the basis for 'Innovations in the PET' which is now owned by Petrecycle Pty Ltd. Mr West holds a Dip. App. Chem and B.Sc. degree with a double major in chemistry. Mr West has also been active in local government serving as the Mayor of a Council for one year and been involved in town planning, electricity supply and water supply. Mr West holds no directorships of other public entities.

Mr West has an equity interest entitlement in and is a director of each of Petrecycle Limited and Vital Health Sciences Limited.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

JONATHAN LANCELOT ADDISON (AGED 51 YEARS) B.EC (TAS), ASIC, FTA (Snr)
Non-Executive Director since 13 November 2002
Mr Addison has over 26 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manger of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, is currently the largest shareholder in Phosphagenics Limited (formerly Vital Capital Limited) with a declared entitlement to 17,640,552 shares being 11.9 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes. Mr. Addison is also a director of Technology Development Investment Ltd.

DIRECTORS' MEETINGS

The following meetings were held during the year ended 31 December 2003:

	Full Board Meetings**		Audit, Compliance & Corporate Governance Committee Meetings		Share Allotment Committee	
Directors	Number Held	Number Attended	Number Held	Number Attended	Number Held	Number Attended
A L Vizard	9	9	7	7	1	1
H Rosen**	9	6	*	*	*	*
S Korman	9	8	7	4	*	*
A D Fisher	9	9	7	7	1	1
P J Lewinsky	9	8	7	7	1	1
S M West**	9	6	*	*	*	*
J L Addison+	9	9	*	*	1	1

Directors passed four Circular Resolutions during the period. All meetings require the presence of any two Directors to form a quorum.

* Not members of this committee for the year ended 31 December 2003.

** Messrs H Rosen and S. West were granted leave of absence whilst overseas for three meetings.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Pooled Development Fund Act, 1992.

DIVIDENDS

The directors have not recommended the payment of a dividend and no dividend was declared, paid or reinvested in the year to 31 December 2003.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

RESULTS AND REVIEW OF OPERATIONS

The objective of the Company is the provision of equity capital to small to medium-sized Australian companies whose primary activities are not excluded activities as prescribed by the Pooled Development Fund Act. At 31 December 2003, the value of investments in listed and unlisted securities and options was $26,889,013 (2002: $12,469,571) at a cost of $21,748,528 (2002: $17,675,008).

For the year, the Company returned an after tax operating loss of $2,661,601 (2002 loss: $4,348,764), inclusive of an unrealised profit of $83,754 (2002 loss: $240,324) arising from the change in market value of listed securities held as at balance date and a loss of $1,877,518 (2002: $2,422,030) in unrealised equity losses arising from investments in unquoted securities.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

On 23 June 2003, Vital Health Sciences Limited, an investee company, signed an agreement with International Specialty Products Inc for exclusive distribution of its Vitamin E complex to the oral care industry.

On 31 October 2003, Vital Health Sciences Limited, an investee company, signed an agreement with Zila Inc. licensing the sale for its Vitamin E product to the dietary supplement market in North America.

Phosphagenics Ltd (formerly Vital Capital Limited) has also been advised by Petrecycle Ltd, an investee company, that it is in active discussion with global PET producers regarding the commercial licencing of Petrecycle's recycling technologies.

Subject to the success of these negotiations and the commercialisation of the technologies contained therein the investee companies expect to crystallize their inherent commercial worth which should then flow through to their shareholders in the form of capital growth and/or dividends.

SIGNIFICANT AFTER BALANCE DATE EVENTS

At a General Meeting of the members of Phosphagenics Limited (formerly Vital Capital Limited) held on 29 January 2004, the members approved the following resolutions:

(i) The acquisition by the Company of all shares in Vital Health Sciences Limited not held by the Company; and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration for the acquisition of the 63.3% of the shares not currently owned by Phosphagenics Limited (formerly Vital Capital Limited) in Vital Health Sciences Limited in accordance with the terms of agreements between the vendors of Shares in Vital Health Sciences Limited and the Company.
(ii) That the Company change its name to "Phosphagenics Limited" as from 9 February 2004.
(iii) That the company approve the placement of 20,942,000 fully paid ordinary shares issued on 7 November 2003 at 25 cents per share.
(iv) That, in accordance with clause 59 of the Company's constitution, the maximum aggregate sum of non-executive directors' fees be set at $300,000 per annum.
Discontinuing Operation
(v) The investment in Petrecycle Limited is to be disposed of through the payment of an in specie dividend on the basis of one Petrecycle Limited share for each 10 Phophagenics Limited shares held at 9 February 2004.

The financial effect of the above transactions have not been recognized in the financial report.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATION

The principal activities of the Company are not subject to any particular or significant environmental regulations.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

ISSUED SECURITIES

Ordinary Fully Paid Shares (ASX Code: POH)	$
Balance on issue 31 December 2003	172,100,867
Balance on issue 31 December 2002	151,148,349
Increase during the period	**20,952,518**
Represented by:	
(i) Issued on exercise of options (ASX Code: POHOB)	10,518
(ii) Issued for cash	20,942,000
	20,952,518

OPTIONS OVER UNISSUED SHARES

1. **June 2009 options exercisable at 20 cents each** (ASX Code: POHOB)

   In the period June 1999 to December 2003, inclusive, a total of 245,315 options have been exercised at 20 cents each of which 10,518 were exercised in the year under review.

2. **Other Options**

   As at 31 December 2003 there were no other options.

3. **Summary of Movements in Options**

   For the financial year ended 31 December 2003, the following movements occurred in quoted options (ASX Code: POHOB).

Balance 31 December 2003	60,168,148
Balance 31 December 2002	60,178,666
Net movement in period	**(10,518)**
Represented by:	
Issues	
Nil	-
Reductions	
Exercised in the period	(10,518)
Net Movement in 2003	**(10,518)**

As at close of business on 31 December 2003 and at the date of this report there were a total of 60,168,148 unexercised options.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

ISSUE OF SECURITIES TO DIRECTORS

Options – none issued to Directors during the period.

At the date of this report the following entitlements were held by directors:

Director		Directly Held	Beneficially Held
Andrew L Vizard	Shares	52,135	-
	Options	1,200,000	-
Peter J Lewinsky	Shares	-	225,000
	Options	2,675,000	225,000
Harry Rosen	Shares	-	2,663,000
	Options	2,675,000	2,375,000
Simon M West	Shares	-	-
	Options	2,675,000	-
Steven Korman	Shares	-	-
	Options	1,000,000	-
Alan D Fisher	Shares	-	-
	Options	300,000	-
Jonathan L Addison	Shares	4,000	-
	Options	-	-

In aggregate these entitlements total:	Shares	2,944,135
	Options	13,125,000

No shares or options have been issued by the Company to Directors since 31 December 2003.

REMUNERATION OF DIRECTORS DURING THE YEAR ENDED 31 DECEMBER 2003

Name & Position	Director's Fee $	Executive Service Agreement	Super-annuation $	Total $
A L Vizard, Non-Executive Chairman	60,000	-	5,400	65,400
H Rosen, Non-Executive Director	-	-	-	-
S Korman, Non-Executive Director	-	20,004	-	20,004
A D Fisher, Non-Executive Director	20,000	-	1,800	21,800
P J Lewinsky, Non-Executive Director	-	4,550	-	4,550
S M West, Non-Executive Director	-	-	-	-
J L Addison, Non-Executive Director	20,000	-	1,800	21,800
Total	**100,000**	**24,554**	**9,000**	**133,554**

Notes:

* Emoluments of non-executive directors and executive directors comprise fees determined having regard to industry practice and the need to obtain appropriately qualified persons.

FINANCIAL STATEMENTS

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

REMUNERATION OF EXECUTIVES

Pursuant to Section 300A of the Corporations Act 2001 and ASIC Practice Note 68, there are no other officers involved in the management of the Company, other than the Directors, as listed above.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a willful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council) best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

* Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 3.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising six Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors. During the 2003 year the Board of Directors undertook a review of the status of each director and reached the opinion that each director can be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard and Messrs A Fisher and P Lewinsky qualify as Independent Directors. The remaining three directors were considered not to be independent for the following reasons:

- Dr S West and Mr H Rosen provide consulting services to, are directors and significant shareholders of investee companies Petrecycle Ltd and Vital Health Sciences Ltd; &
- Mr J Addison is the Fund Manager of the Meat Industry Employees Super Fund, which is the Company's largest shareholder.

The Constitution does not require a shareholding qualification for Directors.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (continued)

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget - this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

Compensation (Remuneration) Committee
In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. In the determination of the directors' remuneration, the fees paid are not dependent upon the performance of the Company. As such there is no separate Remuneration Committee.

In addition, the Company has only casual employees with many of the corporate and administration duties contracted out to independent service providers.

Audit, Compliance and Corporate Governance Committee
This Committee as at the date of this statement comprises three Non-Executive Independent Directors; namely Mr P Lewinsky (Chairman), Prof. A Vizard and Mr A Fisher. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary. Mr S Korman, an Independent Director, was a member of the Committee during 2003 and until his resignation on 11 February 2004.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the Australian Stock Exchange Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, Australian Stock Exchange Listing Rules, taxation requirements and all regulatory bodies.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations

Share Allotment Committee
Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards
The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities
By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws; and listing rule requirements, the directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information.

FINANCIAL STATEMENTS

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

CORPORATE GOVERNANCE PRACTICES AND CONDUCT (continued)

Business Risk

The business of the Company is one of investment in companies (within the guidelines of the Pooled Development Fund Act 1992) in the small capitalisation sector.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure of an Investee Company
- Downturn in the stock market
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws and Pooled Development Fund Act

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

To ensure shareholders are informed about the Company's activities, the Company publishes on a monthly basis, the Net Tangible Asset (NTA) backings for the Company's shares, which are released to the Australian Stock Exchange Limited (ASX).

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback - *www.phosphagenics.com*. This site also provides link facilities to the website of the Pooled Development Fund Registration Board and to investee companies. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman
27 February 2004
Melbourne

FINANCIAL STATEMENTS

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PHOSPHAGENICS LIMITED (Formerly Vital Capital Ltd)
FOR THE YEAR ENDED 31 DECEMBER 2003

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Limited (formerly Vital Capital Limited) (the company), for the year ended 31 December 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Phosphagenics Limited (formerly Vital Capital Limited) is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 31 December 2003 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF
Chartered Accountants

R A Dean
Partner

27 February 2004
Melbourne

FINANCIAL STATEMENTS

DIRECTORS' DECLARATION

In the opinion of the directors of Phosphagenics Limited (formerly Vital Capital Limited):

(a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the Company's financial position as at 31 December 2003, and of its performance for the year ended on that date; and

(b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the directors in Melbourne on the 27 February 2004.

Andrew Lancelot Vizard
Chairman

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes $	2003 $	2002
Other revenue from ordinary activities	2	240,203	255,213
Employee and directors benefits expense		(158,129)	(136,355)
Occupancy and communication expenses		(221,949)	(191,275)
Consulting and professional services		(480,883)	(593,362)
Administrative expenses		(96,993)	(89,598)
Other expenses from ordinary activities		(88,054)	(127,035)
Share of net losses of associates accounted for by using the equity method	3	(1,877,518)	(2,422,030)
Diminution of investments in unlisted securities	8	(62,032)	(803,998)
Realised profit/(loss) on marketable securities		70,000	-
Unrealised profit/(loss) on marketable securities		13,754	(240,324)
Loss from ordinary activities before income tax expense		(2,661,601)	(4,348,764)
Income tax expense	5	-	-
Net loss		(2,661,601)	(4,348,764)
Net movement in asset revaluation reserve		12,285,472	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		12,285,472	-
Total changes in equity other than those resulting from transactions with owners as owners		9,623,871	(4,348,764)
Basic earnings per share (cents per share)	17	(1.74)	(2.95)
Diluted earnings per share (cents per share)	17	(1.74)	(2.95)

The above Statement of Financial Performance should be read in conjunction with the notes to and forming part of the financial statements.ther revenue from ordinary activities.

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION

FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets		2,311,753	2,196,023
Receivables	9	65,708	31,459
Other financial assets	6	13,782	-
Other		32,277	22,045
TOTAL CURRENT ASSETS		2,423,520	2,249,527
NON-CURRENT ASSETS			
Investments accounted for by using the equity method	7	26,889,013	12,469,571
Property, plant and equipment	10	95,773	119,716
TOTAL NON-CURRENT ASSETS		26,984,786	12,589,287
TOTAL ASSETS		29,408,306	14,838,814
CURRENT LIABILITIES			
Payables	11	25,118	30,350
TOTAL CURRENT LIABILITIES		25,118	30,350
TOTAL LIABILITIES		25,118	30,350
NET ASSETS		29,383,188	14,808,464
EQUITY			
Contributed equity	12	39,700,813	34,749,960
Reserves	22	15,315,304	3,029,832
Accumulated losses	13	(25,632,929)	(22,971,328)
TOTAL EQUITY		29,383,188	14,808,464

The above Statement of Financial Position should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED (Formerly Vital Capital Ltd)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 $	2002 $
Cash Flows from Operating Activities			
Interest received		96,075	127,715
Other receipts from non-operating activities		153,439	165,462
Payments to suppliers and employees		(1,151,351)	(1,266,440)
Net GST movement		70,234	74,699
Net cash used in operating activities	20(2)	(831,603)	(898,564)
Cash Flows from Investing Activities			
Payments for other financial assets		(4,073,520)	(1,000,008)
Proceeds from sale of investments		70,000	-
Payments for plant and equipment		-	(5,248)
Net cash used in investing activities		(4,003,520)	(1,005,256)
Cash Flows from Financing Activities			
Proceeds from share issues		4,948,749	814,745
Proceeds from exercise of options		2,104	1,500
Net cash provided by financing activities		4,950,853	816,245
Net increase/(decrease) in cash held		115,730	(1,087,575)
Cash at Beginning of the Financial Year		2,196,023	3,283,598
Cash at End of Financial Year	20(1)	2,311,753	2,196,023

The above Statement of Cash Flows should be read in conjunction with the notes to and forming part of the financial statements.

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

1. SUMMARY OF ACCOUNTING POLICIES

The financial report constitutes a general-purpose financial report, which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

(a) Basis of Accounting

The financial statements have been prepared on the historical cost basis and except for the revaluation of investments described in (c) below, do not take into account current valuations of assets.

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from their continued use and subsequent disposal of the assets. The expected net cash flows included in determining recoverable amounts have been discounted to their present values.

Where a group of assets work together to generate net cash inflows the recoverable amount test is applied to that group of assets.

(b) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the Statement of Financial Position as "Deferred Tax Assets" or "Deferred Tax Liabilities", as the case may be at current tax rates. A Deferred Tax Asset is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(c) Investments

Classification

Investments have been classified as either current or non-current assets.

Valuation - Current Investments

Current assets are valued at market value and any increment or decrement will be brought to account in determining the operating result for the period.

Associated Entities - Non-Current Investment

Phosphagenics Limited (formerly Vital Capital Limited) has material non-current investments in two associated entities, Vital Health Sciences Ltd (formerly Tocovite Pty Ltd) and Petrecycle Ltd (see Note 7).

Investments in associates are accounted for using the equity method in the financial report of the Company. Any decrement in the carrying value of a non-current investment resulting from a write down to recoverable amount will be accounted for in accordance with Australian Accounting Standard AASB 1010 "Accounting for the Revaluation of Non-Current Assets".

Associates comprise entities over which the Company has significant influence and holds an ownership interest.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(c) **Investments (Continued)**

Under the equity method of accounting:

(i) the carrying amounts of investments in associates are increased or decreased to recognize the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and

(ii) the Company's share of the post-acquisition profits or losses of associates is included in the Statement of Financial Performance.

Income Recognition

Dividend revenue is recognised when received.

Disposal of Investments

On disposal of an investment the difference between net disposal proceeds and the carrying amount is charged or credited to the Statement of Financial Performance.

Derivatives

The Company does not deal in derivative financial instruments.

(d) **Plant and Equipment**

Plant and equipment is stated at cost. All plant and equipment are depreciated at 20% using straight-line method.

(e) **Receivables**

Accounts receivable and other receivables represent the principal amounts due at balance date less any provision for doubtful accounts.

(f) **Payables**

Payables represent the principal amounts outstanding at balance date.

(g) **Borrowings**

As a PDF the Company is not permitted to borrow money. Bank overdrafts are recognised in the financial statements on the basis of the amounts outstanding at balance date.

(h) **Operating Revenue**

Operating revenue includes interest income on cash deposits and other revenue. Unrealised gains on marketable securities arising from the valuation of the securities at market prices at year-end are also included in operating revenue.

(i) **Operating Leases**

Operating Lease payments are charged to expense on a basis, which is representative of the pattern of benefits derived from the leased property.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(c) **Investments (continued)**

Under the equity method of accounting:

(i) the carrying amounts of investments in associates are increased or decreased to recognize the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and

(ii) the Company's share of the post-acquisition profits or losses of associates is included in the Statement of Financial Performance.

Income Recognition - Current Investments

Dividend revenue is recognised when received.

Disposal of Investments

On disposal of an investment the difference between net disposal proceeds and the carrying amount is charged or credited to the Statement of Financial Performance.

Derivatives

The Company does not deal in derivative financial instruments.

(d) **Plant and Equipment**

Plant and equipment is stated at cost. All plant and equipment are depreciated at 20% using straight-line method.

(e) **Receivables**

Accounts receivable and other receivables represent the principal amounts due at balance date less any provision for doubtful accounts.

(f) **Payables**

Payables represent the principal amounts outstanding at balance date.

(g) **Borrowings**

As a PDF the Company is not permitted to borrow money. Bank overdrafts are recognised in the financial statements on the basis of the amounts outstanding at balance date.

(h) **Operating Revenue**

Operating revenue includes interest income on cash deposits and other revenue. Unrealised gains on marketable securities arising from the valuation of the securities at market prices at year end are also included in operating revenue.

(i) **Operating Leases**

Operating Lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

2. OTHER REVENUE FROM ORDINARY ACTIVITIES

	2003 $	2002 $
Non-Operating Revenue:		
Interest	96,075	116,199
Other Income (i)	144,128	139,014
	240,203	255,213

Note (i) Other income relates to a portion of rental expenses and related costs that have been recovered from the Associates' and third parties. Phosphagenics Limited's rental expense relates to the lease of its head office at 90 William Street, Melbourne.

3. SHARE OF NET LOSSES OF ASSOCIATES ACCOUNTED FOR BY USING THE EQUITY METHOD

	Note	Ownership 2003	Interest 2002	2003 $	2002 $
ADOIL PTY LTD Principal activity: Process for refining edible oils economically.	(i)	-	33.3%	45,142	7,307
NATRAHERBAL PTY LTD Principal activity: Natraherbal is developing projects for high allicin garlic which is known to have therapeutic benefits.	(ii)	-	40.0%	-	453,466
PETRECYCLE LIMITED Principal activity: Plastic polymer recycling.		32.83%	30.0%	825,425	929,598
VITAL HEALTH SCIENCES LTD (formerly Tocovite Pty Ltd) Principal activity: Healthcare & Bio Science Technologies.		36.70%	35.5%	1,006,951	1,031,659
TOTALS				1,877,518	2,422,030

Note (i) During the 31 December 2003 financial year, Vital Health Sciences Ltd acquired the shares Of Adoil Pty Ltd for $1.

(ii) During the 31 December 2003 financial year, Phosphagenics Limited (formerly Vital Capital Limited) disposed of its interest in Natraherbal Pty Ltd for $1.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

4. LOSS FROM ORDINARY ACTIVITIES

	2003 $	2002 $
Depreciation	23,943	28,035
Operating Lease Payments	123,275	118,763

5. TAXATION

The difference between income tax expense/(benefit) provided in the financial reports and the prima facie income tax expense/(benefit) on net loss from ordinary activities is reconciled as follows:

	2003 $	2002 $
Net Loss from Ordinary Activities	(2,661,601)	(4,384,764)
Prima facie tax (benefit)/expense calculated at 15% except for interest income at 25%	(389,632)	(640,695)
Add: Tax Effect of:		
Non-Deductible Expenses	12,323	16,329
Future Income Tax Benefit not brought to account	377,309	624,366
Income Tax Expense/(Benefit) Attributable to Operating Profit	-	-

Future Income Tax Benefit Not Recognised
The future income tax benefit in respect of tax losses of the Company that have not been recognised as an asset in the financial statements as the realisation of the benefit is not virtually certain.

	2003	2002
The potential future income tax benefit in respect of losses not brought to account at 15% are as follows:	1,932,156	1,828,134

Future income tax benefits have not been brought to account because directors do not believe it is appropriate to regard realisation of such benefits as assumed beyond any reasonable doubt. These benefits will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

(b) the Company continues to comply with conditions for the deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the loss.

No franking credits are available for the 2003/2004 financial year.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

	2003 $	2002 $

6. OTHER FINANCIAL ASSETS

Current

Shares and options in listed companies at market value Cost: 2002: $500,000 (2002: $500,000) comprising:

	2003 $	2002 $
Shares	13,782	-
Options	-	-
	13,782	-

Net Fair Values

The carrying amount of other financial assets equals fair value by reference to the quoted market prices.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2003 $	2002 $
Shares in Unlisted Associate Companies	26,889,013	12,469,571
- Equity accounted	26,889,013	12,362,397
- At recoverable amount	-	107,174
	26,889,013	12,469,571

The cost of investments in Unlisted Associates at 2003: $21,248,528 (2002: $17,175,008).

Net Fair Values

The carrying values of equity investments at recoverable amount approximate net fair values and have been determined by reference to the fair value of net assets of an Associate at period end.

The carrying amount of other equity investments approximate net fair values and have been determined by reference to the expected net cash inflows to be generated from the investments which have been discounted to present value.

Material Investments in Entities being Associates:

Petrecycle Limited

Principal activity: Plastic polymer recycling.

Carrying amount of the investment	7,988,712	7,564,137

Percentage ownership interest held is 32.83% (2002: 30%)

2003	2002

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	$	$
Natraherbal Pty Ltd [Note (a)]		
Principal activity: Natraherbal is developing projects for high allicin garlic, which is known to have therapeutic benefits.		
Carrying amount of the investment at recoverable amount	-	-
In December 2003, the Company disposed of its interest in Natraherbal Pty Ltd for $1.		
For details of write-down of Natraherbal Pty Ltd investment to recoverable amount in the 31 December 2003 and 31 December 2002 financial years, refer to Note 8.		
Percentage ownership interest held is 0% (2001: 40%)		
Vital Health Sciences Ltd		
Principal activity: Vital Health Sciences is currently developing healthcare and bioscience technologies		
Carrying amount of the investment	18,900,301	4,798,260
Percentage ownership interest held is 36.7% (2002: 35.5%)		
Adoil Pty Ltd [Note (b)]		
Principal activity: Process for refining edible oils economically.		
Carrying amount of the investment	-	-
Carrying amount of the investment at recoverable amount	-	107,174
Percentage ownership interest held is 0% (2002: 33.3%).		
	26,889,013	12,469,571

During the 31 December 2003 financial year,
Vital Health Sciences Ltd acquired the shares of Adoil Pty Ltd for $1.

For details of write-down to recoverable amount refer to note 8.
Share of Associates Net Loss

Results of associates net loss before income tax	(1,877,518)	(2,422,030)
Share of associates' income tax benefit attributable to loss from ordinary activities	-	-
	(1,877,518)	(2,422,030)

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	2003 $	2002 $
Movements in Carrying Amounts of Investments		
Beginning of Year	12,469,571	14,695,591
Capital Investment	4,073,520	1,000,008
Diminution	(62,032)	(803,998)
Share of Movement in Associates' Asset Revaluation Reserve	12,285,472	-
Share of Losses (**Refer note (c)**)	(1,877,518)	(2,422,030)
End of Year	26,889,013	12,469,571

Note (a) During the 31 December 2003 financial year, the Company disposed of its interest in Natraherbal Pty Ltd for $1.

(b) During the 31 December 2003 financial year, Vital Health Sciences Limited acquired the shares of Adoil Pty Ltd for $1.

(c) Share of losses attributable to Phosphagenics Limited includes operating loss directly attributable to Associates of $1,357,969 and amortization of goodwill on acquisition of investments in Associates of $519,549.

Contingent Liabilities

There is a contingent liability in respect of Vital Health Sciences Limited (VHS), an Associate at 31 December 2003 (2002: $Nil).

A former consulting firm has lodged a claim for fees. VHS has rejected this claim and has lodged a counterclaim. Estimate of the maximum amount that may become payable is $51,000.

Commitments

There are no material commitments in respect of Associates at 31 December 2003 (2002: $Nil).

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002 (continued)

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	2003 $	2002 $
Summary Performance and Financial Position of Associates		
Summary Performance and Financial Position of Associates		
Revenues	50,673	355,232
Expenses	(2,654,691)	(2,257,713)
Share of Net Losses of Associates	(2,604,018)	(1,902,481)

No income tax benefit has been brought to account in respect of these losses.

	2003 $	2002 $
Current Assets	4,733,603	1,215,836
Non Current Assets	72,136,538	8,581,053
Total Assets	76,870,141	9,796,889
Current Liabilities	15,305	56,227
Non-Current Liabilities	-	130,150
Total Liabilities	15,305	186,377
Net Assets	76,854,836	9,610,512
Share of Accumulated Losses Attributable to Associates		
Balance at the beginning of the year	7,735,269	4,509,241
Share of associates' net loss for the year	1,877,518	2,422,030
Diminution in value of investments of Associates to recoverable amount	-	803,998
Balance at the end of the year	9,612,787	7,735,269
Share of Reserves Attributable to Associates		
Balance at beginning of year	3,029,832	3,029,832
Share of an Associate's Asset Revaluation Reserve	12,285,472	-
	15,315,304	3,029,832

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

8. WRITE-DOWN OF INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD TO RECOVERABLE AMOUNT

	2003 $	2002 $
Expense from ordinary activities resulting from write-down of investment in Natraherbal Pty Ltd to recoverable amount (Refer note (a))	-	(570,536)
Expense from ordinary activities resulting from write-down of investment in Adoil Pty Ltd to recoverable amount (Refer note (b))	(62,032)	(233,462)
	(62,032)	(803,998)

Notes:

(a) In the 31 December 2003 financial year, and the 31 December 2002 financial year, the write down to recoverable amount for Natraherbal Pty Ltd was determined on the assumption that the net cash inflows that were expected to be received by Phosphagenics Limited on commercialisation of Natraherbal Pty Ltd's intellectually property would not be received due to delays in the commercialisation of its technology.

(b) In the 31 December 2003 financial year, the investment in Adoil Pty Ltd was written down to its recoverable value of $1. At 31 December 2002, the writedown to recoverable amount was based on Phosphagenic Limited's share of the net assets of Adoil Pty Ltd. These net assets were primarily cash assets.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

9. RECEIVABLES

	2003 $	2002 $
Trade Debtors	7,765	-
Other debtors	57,943	31,459
	65,708	31,469

Net Fair Values
The carrying amount of accounts receivable approximate Net Fair Values as determined by reference to expected net cash inflows.

10. PROPERTY, PLANT AND EQUIPMENT

	2003 $	2002 $
Furniture and equipment at cost	195,305	195,305
Less: Accumulated depreciation	(99,532)	(75,589)
	95,773	119,716
Movement in Furniture & Equipment		
Written down value at beginning of year	119,716	142,503
Additions	-	5,248
Depreciation for year	(23,943)	(28,035)
Written down value at end of year	95,773	119,716

11. PAYABLES

	2003 $	2002 $
Trade Creditors	317	7,054
Accruals22,160	23,296	
Other creditors	2,641	-
	25,118	30,350

All payables are unsecured and are payable in Australian dollars.

Net Fair Values
The carrying amounts of accounts payable approximate
Net Fair Values as determined by reference to expected net cash outflows.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

12. CONTRIBUTED EQUITY

	2003 $	2002 $
(a) **Issued Shares**		
172,100,867 (2002: 151,148,349) Fully Paid Ordinary Shares	39,700,813	34,749,960
The movement in the issued capital of the Company is as follows:		
Opening balance	34,749,960	33,933,715
Shares issued - cash	5,235,500	814,745
Exercise of options	2,104	1,500
Placement Fee	(286,751)	-
Closing balance	39,700,813	34,749,960

	Number of Shares	
The movement in the number of ordinary shares of the Company is as follows:		
Opening balance	151,148,349	147,185,808
Shares issued - cash	20,942,000	3,955,041
Exercise of options	10,518	7,500
Closing balance	172,100,867	151,148,349

(b) Share Options

June 2009 options exercisable at 20 cents each

In the period June 1999 to December 2003, inclusive, a total of 245,315 options have been exercised at 20 cents each of which 10,518 were exercised in the year under review.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

12. CONTRIBUTED EQUITY (continued)

POHOB Options at 31 December 2003

For the financial year ended 31 December 2003 the following movements occurred in quoted VITOB options.

Balance 31 December 2003	60,168,148
Balance 31 December 2002	60,178,666
Net movement in period	(10,518)
Represented by:	
Issues -	
Reductions	
Exercised in the period	(10,518)
Net Movement in 2003	(10,518)

As at close of business on 31 December 2003 there was a total of 60,168,148 unexercised options.

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up to shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

13. ACCUMULATED LOSSES

	2003 $	2002 $
Accumulated Losses	(25,632,929)	(22,971,328)
Movement in Accumulated Losses		
Accumulated losses at beginning of year	(22,971,328)	(18,622,564)
Loss from ordinary activities after related income tax	(2,661,601)	(4,348,764)
Accumulated losses at end of year	(25,632,929)	(22,971,328)

14. AUDITORS' REMUNERATION

Remuneration paid or due and payable to the auditors of the Company in connection with:

	2003	2002
Audit and Review of Financial Reports	42,372	33,727
Other Services	-	13,878
	42,372	47,605

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

15. DIRECTORS' REMUNERATION

	2003 $	2002 $
Total income paid or payable, or otherwise made available to all Directors of the Company from the Company or any Related Party	129,004	166,463
Number of directors whose total income falls within the following bands:		
$Nil	2	3
$0 - $ 9,999	1	1
$20,000 - $29,999	3	1
$60,000 - $69,999	1	1
$70,000 - $79,999	-	1
	7	7

Names of directors holding office at any time during the year:
A L Vizard
H Rosen
S Korman
A D Fisher
P J Lewinsky
S M West
J L Addison

16. RELATED PARTY TRANSACTIONS

Interest of Directors in Shares and Options in the Company.

(a) **Directors Shareholdings**

	2003	2002
P J Lewinsky	225,000	225,000
H Rosen	2,663,000	2,375,000
A L Vizard	52,135	52,135
J L Addison	4,000	4,000
	2,944,135	2,656,135

Refer to Directors' Report for further information.

(b) **Director's Options**

	2003	2002
P J Lewinsky	2,900,000	2,900,000
H Rosen	5,050,000	5,050,000
S M West	2,675,000	2,675,000
A L Vizard	1,200,000	1,200,000
S Korman	1,000,000	1,000,000
A D Fisher	300,000	300,000
	13,125,000	13,125,000

There were no options acquired during the financial year from the Company

(c) **Transactions with Associates**

During the year Phosphagenics Limited (formerly Vital Capital Limited) charged a service fee to the investee companies for administration services and to recover a portion of its rental expense from Associate Companies under normal commercial arrangements as follows:

	2003 $	2002 $
Vital Health Sciences Limited	30,240	35,160
Natraherbal Pty Ltd	-	12,000
Petrecycle Limited	30,240	29,160

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

17. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share.

	2003 $	2002 $
Basic and dilutive EPS (*cents per share*)	(1.74)	(2.95)
Earnings used in the calculation of basic and dilutive EPS	(2,661,601)	(4,348,764)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS and dilutive EPS	152,927,990	147,483,414
Potential ordinary shares that are not dilutive and not used in the calculation of diluted earnings per share:		
* Share Options	60,168,148	60,178,666

The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

18. SEGMENT INFORMATION

The Company operates as a registered Pooled Development Fund. The Company's only primary business segment is investment and its only secondary geographical segment is operating in Australia.

19. EVENTS SUBSEQUENT TO BALANCE DATE

At a General Meeting of the members of Phosphagenics Limited (formerly Vital Capital Limited) held on 29 January 2004, the members approved the following resolutions:

(i) The acquisition by the Company of all shares in Vital Health Sciences Limited not held by the Company; and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration of the acquisition of shares in Vital Health Sciences limited in accordance with the terms of agreements between the vendors of shares in Vital Health Sciences Limited and the Company.

(ii) That the Company change its name to "Phosphagenics Limited" as from 29 January 2004.

(iii) That the Company approve the placement of 20,942,000 fully paid ordinary shares issued on 7 November 2003 at 25 cents per share.

(iv) That, in accordance with clause 59 of the Company's constitution, the maximum aggregate sum of non-executive directors' fees be set at $300,000 per annum.

Discontinuing Operation

(v) The investment in Petrecycle Limited is to be disposed of through the payment of an in specie dividend on the basis of one Petrecycle Limited share for each 10 Phosphagenics Limited shares held at 9 February 2004. The financial effect of the above transactions has not been recognized in the financial report.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

20. NOTES TO THE STATEMENT OF CASH FLOWS

(1) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, deposits at call and bills of exchange with a maturity date no later than three months. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related Statement of Financial Position items as follows:

	2003 $	2002 $
Cash	2,311,753	2,196,023

(2) Reconciliation of Net Cash Used In Operating Activities to Operating Loss after Income Tax

	2003	2002
Operating Loss after Income Tax	(2,661,601)	(4,348,764)
Adjustment for Non-Cash Income and Expense Items:		
Realised Losses/(Profits) on Marketable Securities	(70,000)	-
Unrealised Losses/(Profits) on Marketable Securities	(13,782)	240,234
Depreciation	23,943	28,035
Net Expense from Aggregate Share of Associates':		
Loss from Ordinary Activities after Tax	1,877,518	2,422,030
Diminution of investments in associates	62,032	803,970
Changes in Assets and Liabilities:		
(Increase)/Decrease in Receivables	(34,249)	4,045
Decrease in Payables	(5,235)	(26,069)
Increase in Other Current Assets	(10,229)	(22,045)
Net Cash Used In Operating Activities	(831,603)	(898,564)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

21. FINANCIAL INSTRUMENTS: INTEREST RATE RISK AND CREDIT RISK

The Company manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the Board of Directors. The Company does not engage in any significant financial instrument transactions which are speculative in nature.

Interest Rate Risk Exposure

Exposure to interest rate risks on financial assets and liabilities are summarised as follows:

	Non Interest Bearing $	Floating Interest Rate $	Total $
2003			
Financial Assets			
Cash - Current	-	2,311,753	2,311,753
Accounts Receivable - Current	65,708	-	65,708
Other Financial Assets - Current	-	-	-
Equity Accounted Investments - Non Current	30,979,541	-	30,979,541
	31,045,249	2,311,753	33,357,002
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	25,115	-	25,115
Net Financial Assets	31,020,134	2,311,753	33,331,887
2002			
Financial Assets			
Cash - Current	-	2,196,023	2,196,023
Accounts Receivable - Current	31,459	-	31,459
Other Financial Assets - Current	-	-	-
Equity Accounted Investments - Non Current	12,469,571	-	12,469,571
	12,501,030	2,196,023	14,697,053
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	30,350	-	30,350
Net Financial Assets	12,470,680	2,196,023	14,666,703

Credit Risk Exposure

The maximum credit risk exposure of financial assets excluding investments is represented by the carrying amounts of assets recognised in the balance sheet net of any provisions for losses. The credit risk in respect of cash assets is minimised as counter-parties are recognised financial institutions with acceptable credit ratings of AAA, determined by a recognised rating agency.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 (continued)

22. RESERVES

Asset Revaluation Reserve		
Balance at beginning of the year	3,029,832	3,029,832
Movement	12,285,472	-
Balance at end of the year	15,315,304	3,029,832

Notes: (a) The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets.The increase in the 31 December 2003 financial year related to the recognition by the Company of its share of the increase in the Asset Revaluation Reserve of its Associates, which was not previously recognized in the carrying value of investments accounted for using the equity method.

23. DIVIDEND IMPUTATION

Balance of Franking Account at Year End	-	-

24. COMMITMENTS FOR EXPENDITURE

Non-cancellable operating lease commitments are:

Not later than one year	102,729	90,400
Later than one year but not later than 5 years	246,549	-
	349,278	90,400

Non-cancellable operating leases relate to the rent of office accommodation for a period of 10 months. The Company has an option to extend its rental lease for a period of 3 years.

25. STATUTORY INFORMATION

The registered office of the Company is Level 2, 90 William Street, Melbourne, Victoria 3000.

The Company was incorporated and is domiciled in Australia.

The number of employees at 31 December 2003 is 0 (2002: 1).

ADDITIONAL SHAREHOLDERS' INFORMATION - ASX LISTING RULE

Shareholder Information

ASX code: POH

As at 31 March 2004

Top 20 Shareholdings	As at 31/3/04	% Issued Shares	Ranking
ANZ Nominees Limited	25,014,325	14.50%	1
Lindmark Investments P/L <super fund a/c >	6,934,386	4.02%	2
David Segal	2,340,000	1.36%	3
Peter L Smith	2,165,000	1.26%	4
Paroha Nominees P/L <super fund a/c >	1,913,000	1.11%	5
Pauline Rosen	1,900,205	1.10%	6
Ross & Gina Copeland	1,896,978	1.10%	7
Creative Technology Investments P/L	1,617,124	0.94%	8
Mark Kerr	1,616,771	0.94%	9
Ross & Gina Copeland	1,559,936	0.90%	10
Westpac Custodian Nominees Ltd	1,550,000	0.90%	11
HSBC Custody Noms(Australia) Ltd	1,500,000	0.87%	12
West Meats Pty Ltd	1,040,000	0.60%	13
SSDG Pty Ltd <SSDG Super Fund A/C >	940,000	0.54%	14
Westmeats P/L	934,271	0.54%	15
Sunshine Retail Investments P/L	897,939	0.52%	16
David R Brown	856,500	0.50%	17
Rod Kent	818,000	0.47%	18
Gregory R Lay	813,763	0.47%	19
Crawford Court Pty Ltd <Super Fund >	850,000	0.49%	20
Sub Total - Top 20 Shareholders	**57,158,198**	**33.14%**	
Other Shareholders	115,327,937	66.86%	
Total Issued Shares	172,486,135	100.00%	

Distribution of Shareholdings:	Holders	Units	%
1-1000	288	112,546	0.07%
1001-5000	835	2,674,286	1.55%
5001-10000	754	6,049,817	3.51%
10001-100000	1,620	53,162,167	30.82%
100001-OVER	231	110,487,319	64.06%
	3,728	172,486,135	100.00%

Holdings that are less than a marketable parcel of the Company's main class of security:

marketable parcel of shares:	2,326	shares
held by no. of shareholders:	566	sharesholders
& covering no. of shares in total:	637,282	shares
at cents/share:	21.5	cents

Voting:
One vote for each share held.

Total issued ordinary fully paid shares as at 31 March 2004 **172,486,135**

Substantial Shareholding Declarations
The Company has received the following Substantial Shareholding Notice:

	Form No.	*No. Shares of Notice*	Date
Meat Industry Employees Super Pty Ltd	604	17,640,552	07.09.2001

Share Buy-Back: The Company did not undertaken any share buy-backs during the period under review
Broking Commissions: No broking commissions were paid on the five transactions in the period

OPTION HOLDERS' INFORMATION

Optionholder Information

ASX code: POHOB

As at 31 March 2004

June 2009 Options - Expiring 7June 2009 and exercisable at 20 cents each.

Top 20 Optionholders	As at 31/3/04	% Issued	Ranking
Mark Kerr	5,120,729	8.57%	1
ANZ Nominees Limited	4,937,500	8.26%	2
Lindmark Investments P/L <stf superfund a/c>	3,125,000	5.23%	3
Harry Rosen	2,675,000	4.47%	4
Peter J Lewinsky	2,675,000	4.47%	5
Simon M West	2,675,000	4.47%	6
Lindmark Investments P/L	1,472,500	2.46%	7
Paroha Nominees P/L	1,250,000	2.09%	8
Eagle Venture Capital Group Ltd	1,200,000	2.01%	9
Andrew L Vizard	1,200,000	2.01%	10
Rijem Nominees P/L	1,160,625	1.94%	11
Speculative Holdings P/L	1,145,000	1.92%	12
Paroha Nominees P/L <super fund a/c >	1,125,000	1.88%	13
Harvey Snook	1,125,000	1.88%	14
Ross & Gina Copeland	1,025,518	1.72%	15
Citicorp Nominees P/L	1,017,212	1.70%	16
Noarlunga Nominees P/L	600,000	1.00%	17
Technovate Management Consultants P/L	550,000	0.92%	18
Peter Laurence Smith	550,000	0.92%	19
Stephen Friedman	525,000	0.88%	20
Total 20 Largest Optionholders	35,154,084	58.80%	
Total Other Optionholders	24,628,796	41.20%	
Total Issued Options	59,782,880	100.00%	

Distribution of Optionholdings:	Holders	Units	%
1-1000	92	40,284	0.07%
1001-5000	448	1,277,296	2.14%
5001-10000	196	1,444,829	2.42%
10001-100000	243	7,644,101	12.79%
100001-OVER	75	49,376,370	82.59%
	1,054	59,782,880	100.00%

Marketable parcels of options:
Not applicable as options are not the Company's main security

Voting:
Options carry no voting rights

Total Options granted and unexercised as at 31 March 2004 59,782,880

Options, Exercise Dates:
Each option may be exercised on the first day on which ADI's(as defined in the Banking Act 1959(Cth) are open for business in Melbourne Victoria(excluding Saturdays and Sundays) in any month from the month in which the option is granted to the date of its expiry inclusive or during the period of at least 7 business days before therecord date for determining participation in any bonus and/or cash issues. Optionholders are referred to the terms and conditions of the June 2009 options for additional information.

Restricted Securities/Unquoted Securities:
As at the date of this report, there are no restricted or unquoted securities, refer Note No. 12 , in the Notes to the Financial Statements.

NOTES

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NOTES

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NOTES

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WWW.PHOSPHAGENICS.COM


PHOSPHAGENICS
recycle


PHOSPHAGENICS

RE-LAUNCH

The transition from Vital Capital to Phosphagenics has also led to a relaunched website - for further information and all the latest news and views, please log on at *www.phosphagenics.com*





PHOSPHAGENICS LIMITED
www.phosphagenics.com


PHOSPHAGENICS

5 May 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

PHOSPHAGENICS TO BEGIN TRIALS IN HEART TREATMENT

Phosphagenics Limited (ASX: POH) is pleased to announce the beginning of animal trials of the Vital Health Sciences Limited ('VHS') internationally-patented APA 01, a unique enhanced form of vitamin E, that has strong potential in combating heart disease.

The disease is the Western World's biggest killer and one that costs Australia alone $3.7 billion a year - and $100 billion in the US.

Phosphagenics said today that APA 01 had provided laboratory proof of being more effective than commercial forms of vitamin E (more than 90% as against 40%) in inhibiting the aggravating factors causing the disease, showing drug-equivalent potency.

The latest issue of the internationally-respected medical journal, Biochemical Biophysical Research Communication, has just published a peer review article on the achievements and value of this research. Phosphagenics has been invited to present its findings at this month's New York Academy of Sciences seminar in Boston.

Phosphagenics Vice President of Research & Development, Dr Esra Ogru, said today the animal trials, beginning in July 2004, will be conducted in Switzerland by Professor Angelo Azzi, of the University of Berne.

"Professor Azzi, is a world leader in molecular-level research into vitamin E suppression of cardiovascular disease," said Dr Ogru. "He is in strategic collaboration with Phosphagenics in developing this internationally-patented product."

For 14 years to 1977, Professor Azzi worked at the University of Padua, in Italy, as a Research Follow. In that year he accepted the position of Professor and Head of Department at the Medical Chemistry Institute at the University of Berne and then attained his present position of Director of the university's Institute of Biochemistry and Molecular Biology. He has authored more than 400 articles and currently fulfils many editorial roles for various prestigious scientific journals. He has been honoured by universities and academies in numerous countries.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Atherosclerosis, an increasingly common and progressive disease of the arteries, is the focus of Phosphagenics' research. Atherosclerosis results from inflammation of the artery walls. The subsequent accumulation of fat-laden deposits, or plaques, in the arteries may take place over years. The same inflammation can also cause certain plaques to rupture and form blood clots which can lead to such atherosclerotic complications as heart attack and stroke. There are currently no medications available to directly treat the underlying chronic inflammation of atherosclerosis.

In the United States almost 14 million individuals are currently diagnosed with Chronic Heart Disease (CHD) and more than half a million individuals will die from heart attacks this year. Estimated annual costs associated with CHD in the US ranges between US$50 billion and US$100 billion. The total number of deaths from CHD the US has again begun to increase after a period of steady decline, most likely due to the ageing population.

Dr Ogru said: "There's been a public perception that the therapeutic value of vitamin E has been exhausted. Our research at Monash University, the University of Berne and Johns Hopkins University in the US, is aimed at revealing the full potential of various forms of vitamin E in preventing heart disease.

"APA 01, when mixed with a well-known statin which is widely used to reduce cholesterol and inhibit proliferation of harmful cells, has produced in vitro results indicating substantially enhanced effectiveness of the statin - enabling all the attendant benefits of lower dosages."

Phosphagenic's announcement comes soon after news of the successful completion of all mandatory trials on the VHS patented skin-patch transdermal morphine-delivery system - clearing the way for human trials.

Attached is a copy of a Media Release that is to be released by the Company

Yours sincerely,
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p\asx\animal trials asx 05 05 04


PHOSPHAGENICS

5th May 2004

PHOSPHAGENICS' WORLD FIRST IN HEART TREATMENT

Phosphagenics Limited is pleased to announce the beginning of animal trials of the Vital Health Sciences Limited ('VHS') internationally-patented product, APA 01, a unique enhanced form of vitamin E, that has strong potential as a major new weapon against heart disease - the Western World's biggest killer. And one which costs Australia alone $3.7 billion a year and $100 billion in the USA.

Phosphagenics said today that APA 01 had provided laboratory proof of being more effective than commercial forms of vitamin E (more than 90% as against 40%) in inhibiting the aggravating factors causing the disease, showing drug-equivalent potency.

Simultaneously the internationally-respected medical journal, Biochemical Biophysical Research Communication, has just published a peer review article on the achievements and value of this research. And Phosphagenics has been invited to present its findings at this month's New York Academy of Sciences seminar.

Phosphagenics Vice President of Research & Development, Dr Esra Ogru, said today the animal trials, beginning in July 2004, will be conducted in Switzerland by Professor Angelo Azzi, of the University of Berne.

"Professor Azzi, is a world leader in molecular-level research into vitamin E suppression of cardiovascular disease," said Dr Ogru. "He is in strategic collaboration with Phosphagenics in developing this internationally-patented vitamin E product.

"There's been a public perception that the therapeutic value of vitamin E has been exhausted. Our research at Monash University, the University of Berne and Johns Hopkins University in the US, is aimed at revealing the full potential of various forms of vitamin E in preventing heart disease.

"APA 01, when mixed with a well-known statin which is widely used to reduce cholesterol and inhibit proliferation of harmful cells, has produced in vitro results indicating substantially enhanced effectiveness of the statin - enabling all the attendant benefits of lower dosages."

Phosphagenic's announcement comes soon after news of successful completion all mandatory trials on the VHS patented skin-patch transdermal morphine-delivery system - clearing the way for human trials.

Contact: Dr Esra Ogru, Research Vice President, Phosphagenics Limited. (03) 9605 5900 or 0402 080 846

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


PHOSPHAGENICS

27 May 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Limited

Annual General Meeting ("AGM")

Enclosed for release to the market is a copy of the addresses to be given to members at the AGM in Melbourne this morning by the Chairman and the Managing Director.

A copy of each of these addresses is available on the Company's website : www.phosphagenics.com.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\agm 27 05 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited

Chairman's Address to Annual General Meeting
by Associate Professor Andrew Vizard

Year in Review

The past year was highlighted by strong technical and commercial progress made by our investee company, Vital Health Sciences, and culminated in an evolutionary change in your company.

About this time last year we held the annual general meeting for Vital Capital Ltd – a broad based venture capital company. You are now attending the AGM of Phosphagenics Ltd – a focused pharmaceutical and vitamin company.

This important progression was approved at a general meeting in which shareholders voted to acquire all of the outstanding shares in our investee company, Vital Health Sciences (VHS), and change the name of the company from Vital Capital Ltd to Phosphagenics Ltd.

Let me first explain the company's new name Phosphagenics. It is definitely a mouthful. Phosphagenics is a term used in biology and it means a "creator of phosphates". The fundamental platform technology held by your company is a simple, economic and patented process to make fat soluble compounds into the phosphate form. This can improve efficacy and delivery of many substances into the body. So, your company is a creator of phosphates, and will be exploiting this heavily in the future, hence Phosphagenics.

The decision to acquire 100% of VHS was underpinned by the strong commercial and scientific progress made by VHS during 2003.

VHS secured its first three commercial contracts in 2003, beginning with a global distribution deal for its Vitamin E personal care product, VitalET with International Speciality Products (ISP) of the United States, in January of last year. ISP is a major supplier of ingredients to the world's leading personal care brands – Revlon, Clairol, Colgate and the like. It has revenues exceeding $800m US, representation in 60 countries and a very high technical reputation.

The basis for ISP's product line was VHS Vitamin E phosphate, VitalET, which was shown to be highly effective in both preventing and treating the redness caused by UV exposure when topically applied. The product was launched in May 2003, and ISP report that the interest in VitalET has been excellent, with sales occurring already, well ahead of their expectations. This was followed by a further contract with ISP in May to supply oral care products to the North American market.

Dietary supplements are a larger market than personal care for VHS's patented Vitamin E phosphate. In November, 2003 VHS completed a commercial agreement with Zila Inc for the North American and Indonesian dietary supplements market. Zila is a NASDAQ listed company and is the largest producer of formulated Vitamin C in North America. Zila have established marketing expertise in vitamins and a very high profile branded approach to their products.

Under the agreement with Zila, VHS will supply its patented Vitamin E phosphate technology, which Zila will market as 'Ester E'. VHS receives an upfront $US500,000 payment and ongoing royalties of between 10 per cent and 17 per cent, over the course of the agreement. Zila state that they expect Ester E sales will match or exceed sales of their Vitamin C product, Ester C, which has sales of about US$30 million per annum.

So, as a result of these agreements and further agreements that your directors expect will follow, VHS has an immediate, substantial, and growing presence in vitamins and nutraceuticals. We believe this provides a very firm basis for Phosphagenics going forward.

The other arm of VHS is pharmaceuticals. Within pharmaceuticals, we have a patented platform technology for drug delivery and also a patented process to create new drugs that are potentially more efficacious and bioavailable than existing drugs. Your Directors believe that pharmaceutical arm is potentially the most lucrative part of VHS, by some margin.

VHS' pharmaceutical R&D program progressed significantly in 2003. Its platform technology to deliver drugs, including morphine and testosterone, through the skin ('transdermally') is nearing human trial stage.

VHS also achieved significant breakthroughs with regard to collaborative research into anti-inflammatory drugs, especially in conjunction with Professor Angelo Azzi, an expert on heart disease from the University of Berne, Switzerland. Phosphagenics will continue to work with Professor Azzi in 2004 to advance this important work.

Dr Pattison will speak to you in more detail about current and future developments in vitamins and pharmaceuticals during his address.

Let me now speak about one of our previous investee companies, Petrecycle. Petrecycle is a company with substantial intellectual property in the recycling of plastics.

In August 2003, Petrecycle signed its first commercial contract, with M&G International. M&G have licensed elements of Petrecycle's unique RENEW patented recycling process. Petrecycle is confident this agreement will pave the way for future, similar deals with other major PET players across the globe.

Following this commercial success, the board of Directors resolved to partially exercise an option in Petrecycle, thereby increasing our equity to 32.8% and improving Petrecycle's cash position.

In December we announced that the board had resolved to distribute the company's equity in Petrecycle to shareholders as at 9 February 2004. The value of this distribution equated to $8,042,399, thereby giving a distribution value of about 4.66 cents per Phosphagenics Limited share held at record date. Consequently, Phosphagenics no longer holds equity in Petrecycle.

As I said, Phosphagenics is now a focussed pharmaceutical and vitamin company.

At the point of distribution, Petrecycle was an unlisted public company with funding of approximately $1.7 million, enough cash to fund its program for the next 24 months. The board of Petrecycle had developed a commercialisation strategy to deliver significant stakeholder value and appointed an experienced CEO to deliver that strategy. Now that Petrecycle has formally separated from Phosphagenics, further communications on Petrecycle and its activities will be received directly from that company.

I will now make some comments about Phosphagenics' financial position during 2003. In November, the company raised approximately $5 million in new capital by way of a placement of about 20 million shares at 25 cents per share. Of the new capital, $2.83 million was used to exercise the balance of the company's options held in VHS. These options were due to expire in December 2003 and the board noted that the exercise price valued the whole of VHS at about $40 million. In the view of the board, this was significantly below the commercial value of VHS.

Phosphagenics cash position, $2.4 million at balance date, remains sound. A further $2.6 million was held by VHS at balance date, giving the group a total of $5 million in cash.

I am pleased to report that during 2003, the cash burn rate of Phosphagenics was in line with budget.

The $1.9 million dollars of equity accounted losses on our unlisted investments was also entirely in line with expectations. They occurred because our investee companies were expending on R and D necessary for the commercialisation of their intellectual property.

A number of important changes have occurred to Phosphagenics personnel in line with the new direction of the company.

Your company has secured the services of Dr Ian Pattison as our new Managing Director. Ian brings a wealth of experience to our company and his former role as a director and senior executive with Cognis Australia providing strong background for the role that he will play at Phosphagenics. Along with Simon West, and Harry Rosen, Dr Pattison was part of the team that took Betatene from a concept in a test tube to a business that was valued at about $100 million. Ian has a PhD from the University of Melbourne and has worked in the mining and nutritional industries for over 25 years.

We believe that Ian's skills will be crucial as we move into rapid commercialisation of the patented drug delivery technology and other phosphate based products.

Phosphagenics has also welcomed two further new members to the Board - Professor Tony Rebuck and Professor John Mills. I have already mentioned Tony's extensive experience in pharmaceutical companies and drug development. Let me quickly provide you with some details about John's background. Professor Mills currently holds professorial appointments at both Monash University and at RMIT. John was previously director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute. He has extensive commercial experience, especially with biotech and medical based companies. John has also published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organisation and the United Nations.

The high level skills of both Tony and John will be critical to the company as we consolidate our scientific discoveries into commercial contracts, in the reporting periods to come.

In order to undertake these changes, four Board members, Mr Steve Korman, Dr Simon West, Mr Peter Lewinsky and Mr Alan Fisher agreed to step down. On behalf of the Board I thank all of these directors for their contribution to the company, and its predecessors – over many years.

During 2003, in keeping with Phosphagenics' focus on using science and research to drive commercial deals for the benefit of shareholders, a Scientific Advisory Board was also formed.

Phosphagenics chief scientist, Dr Simon West was appointed as the inaugural chair of this board. Most of you will know Simon West, who was previously on the board of Phosphagenics and is responsible for much of the intellectual property that resides within the company. We are very pleased that he has agreed to take up this newly created position.

Professor Angelo Azzi from the University of Berne and Professor Frank Ng from Monash University join Simon on the scientific advisory board. Professors Azzi and Ng are both outstanding academics with extensive commercial experience, who will bring the highest level of scholarship, scientific expertise and cutting edge knowledge to Phosphagenics. It will be their job to advise on research direction, help set scientific protocols and oversee technical achievements.

We are also expecting to announce the appointment of another internationally recognised scientist to the advisory board soon.

Let me conclude by saying that following last November's capital raising, the very strong commercial and scientific progress made by VHS and subsequent acquisition of outstanding shares in VHS, your company is positioned for an exciting period as we move to further commercialise our technologies internationally.

As you may have seen in the announcement we made yesterday, our thrust towards an international position will be further accelerated by the company's intention to seek dual listing on the AIM market of the London Stock Exchange. Ian Pattison will speak about this important development in more detail during his address.

I shall now ask Dr Ian Pattison to provide you with that and more detail on the outlook for Phosphagenics.

Phosphagenics Limited: The Way Forward

Managing Directors Address to the Phosphagenics AGM, 27 May 2004

Thank you Andrew for the introduction and review of the past years performance, I shall now address Phosphagenics way forward..

As Andrew mentioned, prior to joining Phosphagenics I was the Business Director of the Asia/Pacific Nutrition and Health business for a successful large multinational chemical company. Before that I was the Managing Director of a start-up biotechnology company, Betatene.

Betatene is an innovative producer of natural beta-carotene from algae and was the first and by far the most successful company in that business. The technical success was translated through to business success with the eventual sale of the company.

Some of the colleagues I worked with in the development of Betatene included Simon West, Harvey Snook, Bruce Butler and Harry Rosen. All of us have now come together again as a team at Phosphagenics: again in similar roles to those held in Betatene, namely invention, development, commercialisation, corporate and management.

With Phosphagenics we intend to repeat the success we achieved with Betatene and build a bigger and even more profitable business based on the strength of the underlying technology and intellectual property, and on the many opportunities for commercial applications of that technology.

Phosphagenics is a young company with a focused development agenda and full ownership of the technologies and patents of Vital Health Sciences. With these assets we can build a strong, high value company. We have the management and Board strength to make this happen and will vigorously pursue all relevant opportunities in the Nutraceutical and Pharmaceutical markets, the sole focus of our business.

What are the foundations of our company? The answers are many but a cornerstone is a patented method to phosphorylate Vitamin E giving it unique and useful properties. Our ability to produce this unique form of Vitamin E has given us a basis for gaining an increasing understanding of the distribution of this vitamin in food and in the body. This product also opens up new markets beyond those available to the existing Vitamin E products (A$1B global market). We are confident that our Vitamin E derivative will create its own niche in the dietary supplement, personal care and functional food markets.

Another foundational Phosphagenics asset is an effective method for delivering a wide range of prescription drugs actively through the skin without irritation or disruption. Our work to date has concentrated on delivery of morphine, but this method can be applied to many other drugs. With morphine we have obtained extremely positive results in rat and pig trails with consistent transdermal delivery providing a strong basis for progression to human trials.

There is also a potential application for a new refined product under development (APA 01) in the area of cardiovascular disease and research work is concentrating on this application. The initial trials in this cardiovascular research have shown that adding our product to statins, now one of the most widely prescribed drugs globally, will substantially enhance the efficacy of statins, allowing them to be given at lower dosages.

Collaboration with Professor Azzi of the University of Berne has led to a recent joint publication, presented just a few day ago at the New York Academy of Sciences Meeting in Boston, USA. For the scientifically oriented members of our gathering today I commend this article to you: (Modulation of cell proliferation and gene expression by α-tocopherol phosphates: relevance to atherosclerosis and inflammation). This publication provides great scientific insight into the potential of tocopherol phosphates in human health. Importantly for shareholders it provides independent peer review that our product may have real benefits in the area of cardiac health, the biggest killer in the Western World.

Beyond the foundations what are the current commercial realities of Phosphagenics? Our agreement with ISP Technology Inc for exclusive global distribution of Vital ET™ (the ISP formulation) to the Personal Care market segments became effective in May 2003. We are now in the second year of that contract when sales were forecast to commence and contact minimums apply. We are producing the Vital ET™ at our manufacturing plant in Canada and demand is already increasing, with further sales and product launches underway. We expect to see a substantial increase in sales to this area in the second half of this calendar year.

ISP have undertaken rigorous global training of their technical and sales personnel as part of the global launch of Vital ET™ . Applications that have been tested include: nourishing and rejuvenation lotions; nourishing sunscreens; after shave balm; anti-acne lotion and anti-perspirants. Over 500 samples of Vital ET™ have been distributed to Personal Care accounts globally and it has also been promoted at trade shows and in advertising publications. Launches are now occurring in the US, Brazil, Canada and Mexico. Additionally a number of major cosmetics companies are currently engaged in late-stage testing of Vital ET™.

We signed an exclusive agreement with Zila Inc in October last year for them to provide Ester-E™ (the Zila formulation) to the dietary supplement markets in USA, Canada and Indonesia, and potentially beyond. As this is a royalty-based agreement and Zila manufactures their own product, they needed to go through a development and commissioning exercise. This exercise is now complete and the product is launched with the theme of Ester-E™ an ExtraordinarE vitamin.

Promotion has commenced and will be in-full swing in August with a national advertising campaign on radio, television and in print advertisements. Advertising will be on CBS Evening News with Dan Rather, CBS Morning Show, ABC World News Tonight, NBC Nightly News and the Today Show. Sales to their branded ingredient customers will commence before this promotional campaign and indeed, significant sales have now commenced.

Revenue from ISP and Zila is now beginning to flow and based on minimum performance levels from these companies Phosphagenics will have a revenue stream in excess of A$1 million in calendar year 2004. In subsequent years, growth in revenue is assured by contract minimums as well as by expectations of sales success. To have such revenues is unusual and comforting for a young biotechnology company.

Our business model is to develop the easier commercial opportunities first and to then progress to the higher value, more difficult targets. The Nutraceutical market is such a target and has been developed through the dietary supplement, personal care and now the fortified food sectors. The existing commercial agreements give a sound and growing financial base on which our future developments can be built.

We are now beginning to target the Pharmaceutical market. This market has the potential to be substantially more rewarding than Nutraceuticals but of course its development will be slower and more difficult.

Again, in the Pharmaceutical market we are following the faster, easier route first. Our first goal is to establish the utility of our platform technology, that is the capacity to facilitate transdermal delivery of existing drugs. The development of new, specific pharmaceuticals based on our phosphorylation technology is part of our Research and Development program, but the outcomes will take longer than in the drug-delivery work.

In the near future we will be able to produce laboratory quantities of pharmaceutical-grade transdermal active carrier to GMP standards. This material can then be used to progress clinical studies to demonstrate the effective delivery of morphine and testosterone through the skin. For morphine this work is on schedule for commencement by year end. Preclinical research to support this effort is being conducted in analytical, stability, safety and mechanistic studies. Furthermore discussions are being held with the Federal Drug Administration in the USA where our application has been directed to the division of pain management and anaesthesia.

For the functional food market we are well advanced with our application for GRAS status in the USA. This is a regulatory term which means that the products is "generally recognised as safe" and therefore can be used in a wide variety of foods. We expect this milestone to be completed by the end of this year. Concurrently we are intensifying our contacts with large food groups to progress sales into this important market area.

With all the good results we are obtaining through our research and development work we are looking to accelerate our program and increase Phosphagenics' international exposure. To this end, and as already announced, Phosphagenics is seeking a dual listing on the Alternative Investment Market (AIM) of the London Stock Exchange. The Board believes that this listing will provide Phosphagenics with access to a more developed capital market than is currently available in Australia for the commercial development of the Company's globally orientated healthcare products.

All companies that seek listing on AIM require a sponsoring broker (NOMAD) who conduct the due diligence on the company and then warrant that the company is appropriate and meets all the requirements for the listing. We are pleased to advise that Williams de Broë Plc, a high quality broker who are a 100% subsidiary of the large ING GROUP, is sponsoring Phosphagenics. Williams de Broe only sponsor companies that they believe have a sound basis and high growth potential. It is pleasing that their specialised healthcare team have evaluated Phosphagenics and concluded that Phosphagenics meets those criteria.

I would like to thank our Phosphagenics team who have so capably progressed the project to its current status. Our talented research and development specialists and an experienced and proven commercial group will implement our forward strategies.

To summarise I can say that you are shareholders in a focussed, driven, science and technology based company with a solid base, great potential and a strong goal to build shareholder value. I look forward to being a part of the team that will achieve these goals and take the company to commercial success.

Thank you, Ian Pattison


RECEIVED
2005 DEC -6 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

27 May 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : ANNUAL GENERAL MEETING ("AGM")

RESULT OF RESOLUTIONS

At the AGM of the shareholders of Phosphagenics Limited held in Melbourne today the resolutions as set out in the Notice of Meeting dated 21 April 2004 were each carried by the required majority on a show of hands.

As a result, shareholders resolved to:

- to re-elect a Director – Mr H Rosen
- to appoint a Director – Professor J Mills
- to appoint a Director – Dr I G Pattison
- to appoint a Director – Professor A S Rebuck

A table detailing the results of the voting, by resolution, inclusive of the proxy voting is attached.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\results agm 27 05 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited
Annual General Meeting 27 May 2004

SUMMARY OF VOTING

	Re-elect of Mr H Rosen		**Election of Prof J Mills**		**Election of Dr I G Pattison**		**Election of Prof A S Rebuck**	
Type of Resolution	ORDINARY		ORDINARY		ORDINARY		ORDINARY	
Carried By	Show of Hands		Show of Hands		Show of Hands		Show of Hands	
PROXY VOTING								
No. of Valid Proxy Forms	354		354		354		354	
No. of Shares								
FOR	14,738,491	(277)	14,888,014	(280)	14,938,789	(281)	14,846,024	(278)
OPEN	23,375,447	(65)	23,425,994	(66)	23,380,994	(66)	23,455,994	(67)
AGAINST	133,544	(8)	16,037	(3)	10,262	(2)	16,037	(3)
Sub Total	**38,247,482**	**(350)**	**38,330,045**	**(349)**	**38,330,045**	**(349)**	**38,318,055**	**(348)**
ABSTAINING	121,031	(4)	38,468	(5)	38,468	(5)	50,458	(6)
Total	**38,368,513**	**(354)**	**38,368,513**	**(354)**	**38,368,513**	**(354)**	**38,368,513**	**(354)**

p\asx\results agm 27 05 04


RECEIVED
2005 DEC -6 P 1:29


PHOSPHAGENICS

1 July 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : NOTICE OF INTENTION TO SEEK ADMISSION TO "ALTERNATIVE INVESTMENT MARKET"

Further to the Company's advice to the Exchange on 26 May 2004.

The Board of Directors of Phosphagenics Limited ("Phosphagenics" or "The Company") advises that formal application has been made for the admission of the Company's securities ("Admission") to trading on the London Stock Exchange's Alternative Investment Market ("AIM").

The Company's fully paid ordinary shares and options are listed, and will continue to be quoted on the official lists of the Australian Stock Exchange Limited ("ASX") and the Company has made an application for all of its quoted ordinary shares to be admitted to trading on AIM. It is anticipated that Admission will take place on 29 July 2004.

Attached for release to the market is a copy of the 20-Day Supplementary Document.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\admission to aim

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and what action you should take you should consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. A copy of this document is available on the Company's website at www.phosphagenics.com until the expiry of one month from the date of Admission.

It contains all information required by Schedule 1 and its supplement to the AIM Rules for companies published by London Stock Exchange plc ("AIM Rules") including all information equivalent to that required for an admission document which is not currently public. Information which is public includes, without limitation, all information filed with Australian Stock Exchange Limited ("ASX") (see www.asx.com.au), all information on the website www.phosphagenics.com and all other information which is available at an address in the UK or at a website address accessible to users in the UK (the "Public Record"). This document should be read in conjunction with the 20-day Announcement made today, 1 July 2004, (the "20 day Announcement") and the Public Record. This document and the 20-day Announcement together constitute the "Announcement".

PHOSPHAGENICS LIMITED

FURTHER INFORMATION ON PHOSPHAGENICS LIMITED IN CONNECTION WITH ITS APPLICATION FOR ADMISSION TO TRADING ON AIM

NOMINATED ADVISER

WILLIAMS DE BROË PLC

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of the Announcement.

The board of directors of the Company (the "Board"), whose names appear in the Announcement, accept responsibility for the information contained in the Announcement. To the best of the knowledge and belief of the Board (who have taken all reasonable care to ensure that such is the case), the information contained in the Announcement is in accordance with the facts and, when read in conjunction with the Public Record, does not omit anything likely to affect the import of such information.

Williams de Broë Plc is regulated by The Financial Services Authority and is acting as Nominated Adviser and Broker, exclusively for the Company in relation to Admission and will not be responsible to any other person other than the Company for providing the protections afforded to clients of it or for advising any other person on the contents of the Announcement. No liability is accepted by Williams de Broë Plc for the accuracy of any information or opinions contained in, or for the omission of any material information from, this document, for which the Board are solely responsible.

DEFINITIONS

"A$"	Australian Dollars
"Admission"	admission of the Existing Shares and Placing Shares to trading on AIM in accordance with AIM Rules
"AIM"	the Alternative Investment Market of London Stock Exchange plc
"AIM Rules"	the rules of AIM as published by London Stock Exchange plc
"ASIC"	Australian Securities and Investments Commission
"ASX"	Australian Stock Exchange Limited
"Aust GAAP"	Australian Generally Accepted Accounting Principles
"Board"	the board of Directors
"the Company" or "Phosphagenics"	Phosphagenics Limited ACN 056 482 403
"Constitution"	the constitution of the Company
"Corporations Act"	the Corporations Act 2001 of the Commonwealth of Australia
"CREST"	the system for paperless settlement of trades and holdings of uncertificated shares administered by CRESTco Limited in the UK
"Directors"	the directors of the Company
"Existing Shares"	172,486,135 Shares
"IFRS"	International Financial Reporting Standards
"ISP"	ISP Technologies Inc
"Listing Rules"	the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX
"Options"	59,782,880 options over Shares, listed on ASX, and exercisable on or prior to 7 June 2009 at A$0.20
"PDF"	a pooled development fund registered under the PDF Act
"PDF Act"	the Pooled Development Fund Act 1992 of the Commonwealth of Australia
"Phosphagenics Group" or "the Group"	Phosphagenics and/or all or any of its controlled entities, being VHS, Vital Health Sciences Inc., Vital Personal Care Specialities Inc., Adoil Pty Ltd and Preform Technologies Pty Ltd
"Placing"	the placing of the Placing Shares to institutional investors in the UK to raise approximately £350,000 (before expenses) to be conducted by Williams de Broë immediately prior to Admission
"Placing Shares"	6,363,650 Shares to be issued by the Company pursuant to the Placing at 5.5p per Share

"Restructure"	the restructure of the Phosphagenics Group as set out on page 5 of this document
"Shareholder(s)"	a holder of Shares
"Shares"	fully paid ordinary shares of the Company
"UK"	United Kingdom of Great Britain and Northern Ireland
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the security concerned as being held in uncertificated form in CREST and entitlement to which, by virtue of the Uncertificated Securities Regulations 2001, may be transferred by means of CREST
"Vendor Shares"	the 297,294,235 Shares to be issued by the Company to the vendors of all the shares in VHS not owned by the Company by no later than 1 January 2005 under various share sale agreements and amending deeds
"VHS"	Vital Health Sciences Ltd, a controlled entity of Phosphagenics and the operating company
"Williams de Broë"	Williams de Broë Plc, the nominated adviser and stockbroker to the Company, which is authorised and regulated by The Financial Services Authority

DIRECTORS, SECRETARY AND ADVISERS

Directors
Assoc Prof Andrew Lancelot Vizard (Age 46) - Chairman
Harry Rosen (Age 56) – Chief Executive
Jonathan Lancelot Addison (Age 51) - Non Executive Director
Dr Ian Grant Pattison (Age 53) - Managing Director
Prof Anthony Stuart Rebuck (Age 66) - Non Executive Director
Prof John Mills (Age 64) - Non Executive Director

Company Secretary
Mourice Garbutt

Registered Office
Level 2
90 William Street
Melbourne
Victoria 3000
AUSTRALIA

www.phosphagenics.com

Nominated Adviser and Stockbroker
Williams de Broë Plc
Innovation Court
121 Edmund Street
Birmingham
B3 2HJ
UNITED KINGDOM

Australian Solicitors to Nominated Adviser
Blake Dawson Waldron
5th Floor
27 Old Jewry
London
EC2R 8DQ
UNITED KINGDOM

Corporate Solicitors in the United Kingdom
Minter Ellison
10 Dominion Street
London
EC2M 2EE
UNITED KINGDOM

Corporate Solicitors in Australia
Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne
Victoria 3000
AUSTRALIA

Auditors
PKF
Level 11, CGU Tower
485 La Trobe Street
Melbourne
Victoria 3000
AUSTRALIA

UK Corporate Advisers
Alberdale & Co
11 Cross Keys Close
London
W1U 2DJ
UNITED KINGDOM

UK Share Registry
Computershare Investor Services PLC
The Pavilions
Bridgewater Road
Bristol BS99 7NH
UNITED KINGDOM

Australian Share Registry
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
AUSTRALIA

ASX Code

POH - Ordinary Shares
POHOB - Listed Options

SUMMARY

Introduction

Phosphagenics has operated as a pooled development fund ("PDF") over the last 11 years and has been engaged in the provision of equity capital to small and medium sized Australian companies. As a result of the Restructure, which was approved by Shareholders earlier this year, the Company expects to relinquish its status as a PDF during the second half of calendar 2004. Since the Restructure, the Group's business has been focussed solely on the pharmaceutical and nutraceutical applications of VHS's patented phosphorylation technology, further details of which are set out in this document and the Public Record.

The Company is currently admitted to quotation on the official list of ASX (a designated market under the AIM Rules). The Company intends to issue 6,363,650 Shares by way of a placing to institutional and other investors in the UK and then apply for these Placing Shares and the Existing Shares to be admitted to trading on AIM, which is expected to become effective on 29 July 2004. No application will be made for the Options issued by the Company, currently listed on ASX, to be admitted to trading on AIM.

Background

The Company was incorporated on 19 June 1992 under the laws of the Commonwealth of Australia as a proprietary company. The Company became a public company on 1 September 1992. On 9 August 1993 the Company's Shares were admitted for quotation to the official list of ASX, as Greenchip Development Capital Limited. The name Vital Capital Limited was adopted on 20 April 1999, and was changed to Phosphagenics Limited on 29 January 2004. The Company's headquarters are located in Melbourne, Australia.

At the time of admission to the official list of ASX, the Company's share capital was 20,000,004 Shares. Since that time there have been issues of Shares under dividend reinvestment plans, share purchase plans, conversion of options as well as various capital raisings, the most recent of which was the placement of 20,942,000 Shares at A$0.25 each on 7 November 2003. The current issued share capital consists of 172,486,135 Shares, as well as 59,782,880 Options, all of which are admitted to trading on ASX. The Company plans to increase its issued share capital by the issue of the Placing Shares as a result of the Placing, immediately prior to Admission. In addition, as a result of the Restructure, the Company must issue 297,294,235 Vendor Shares on or before 1 January 2005.

Restructure

The Company was originally established to provide capital to other businesses in Australia and has held investments in a number of entities. As a result of a review during 2003, the Company decided to dispose of all its investment interests, with the exception of VHS. Accordingly a proposal to restructure the Company and its investments was put to Shareholders in January 2004 and approved. The Shareholders also resolved at the general meeting held in January 2004 that the Company's investment in Petrecycle Limited was to be disposed of through the payment of an in-specie distribution on the basis of one Petrecycle share for each 10 Shares held on 9 February 2004. That distribution occurred on 27 February 2004. The final step of the Restructure, the issue of the Vendor Shares and the acquisition of all of the outstanding shares in VHS is likely to be completed between 1 July 2004, being after the end of the current Australian tax year, and 1 January 2005.

Core Technology

The Group's business is founded on important developments in the understanding of the role that phosphates play in the active transport of compounds within the body. The Group's technologies have the potential to identify and modify chemical entities that can be actively transported into and within the body. Simply described, the Group's patented technology is a proven and cost effective phosphorylation process, which adds phosphate chemical groups to lipids (fats). The process increases commercial absorption and bioavailability of lipid compounds such as vitamin E. The Group's first commercial product is tocopheryl phosphate, a water-soluble derivative of vitamin E.

The Group's technologies are protected by 16 patent families, details of which are set out in paragraph 7 of Appendix II to this document.

The technologies have potential applications in the nutraceuticals industry in areas such as personal care products (sunscreens, shampoos, skin treatment and cosmetics) dietary supplements and functional foods. The technology potentially uses the body's natural active transportation mechanism to deliver drugs and vitamins. The drug delivery technologies will be firstly applied to transdermal (by patch) delivery of drugs and the Company expects to

commence human trials for its patented morphine product in 2004.

The Group's first product, a complex of Vitamin E Phosphates, appears to have the following characteristics:

- greater efficacy and bioavailability than standard Vitamin E;
- penetrates the skin 9 times more effectively than standard Vitamin E;
- acts as a powerful, non-toxic and natural anti-inflammatory;
- converted by the body to an anti-oxidant;
- may reduce or alleviate acne, erythema and wrinkles;
- acts as a surfactant and can thus be readily formulated into beverages and foods; and
- early indications are that it may protect against heart disease.

This product has nutraceutical and pharmaceutical applications.

Commercial Applications

To date commercial contracts have been signed with International Speciality Products Inc. ("ISP"), one in relation to the global distribution of the Group's Vitamin E product to the personal care industry and another in relation to distribution of the product for use in oral care. ISP is one of the largest ingredient suppliers to the personal care market with total annual sales of circa U$1 billion of which approximately 26 per cent. is attributable to the personal care markets.

An agreement has also been signed with Zila Inc. in respect of the US, Canadian and Indonesian dietary supplements markets. Zila Inc is a NASDAQ-listed company and one of the largest producers of formulated Vitamin C in North America.

Further information on these agreements is set out in paragraph 5 of Appendix II to this document.

Financial information and current trading

The Group's accounts for the year ended 31 December 2003, originally prepared in accordance with Australian GAAP and subsequently restated into IFRS are contained on the Company's website: www.phosphagenics.com. A pro forma balance sheet is set out in Appendix I to this document.

At the annual general meeting of the Company on 27 May 2004 the Chairman and Managing Director of the Company both made statements which gave Shareholders an update on recent events and prospects for the Company. The text of these statements is available on the Company's website: www.phosphagenics.com and were released on the ASX website.

Reason for Admission to AIM

The Directors believe that Admission will raise the profile of the Company in international markets as well as providing access to a developed capital market with general and specialist biotechnology funds to facilitate future fundraising.

Application will be made for the Existing Shares and the Placing Shares to be admitted to trading on AIM and for the Placing Shares to be admitted to trading on ASX. Admission is expected to become effective on 29 July 2004. Information on the rights attaching to the Existing Shares, the Placing Shares and on the arrangements for settling transactions in Shares is set out in Appendix II to this document. The Company will not seek admission to trading on AIM of the Options. Upon the issue of the Vendor Shares (and other subsequent Share issues) application will be made for these Shares to be admitted to trading on AIM and ASX.

The Placing

The Company announced today, 1 July 2004 that it is planning a placing to institutional and other investors in the UK to raise approximately £350,000, before expenses. Williams de Broë has agreed, as agent for the Company, to use its reasonable endeavours to procure placees for the Placing Shares. It is intended that the Placing will be completed immediately prior to Admission. The Placing is not underwritten.

The estimated proceeds being raised by the issue of the Placing Shares will be used to fund the costs of the Admission and working capital.

Directors and employees

As at 30 June 2004, the latest practicable date prior to the publication of this document, the Company had two full-time employees. At present, VHS is the operating company and has 15 employees and consultants.

The Directors are as follows:

Assoc Prof Andrew Lancelot Vizard (Age 46) – Chairman.
Director since 26 July 1999. With a background in research and agricultural consultancy, Assoc Prof Vizard is a senior consultant with, and former director of, the Mackinnon Project at the University of Melbourne. This enterprise is recognised as a leader in delivering practical advice to farmers and agribusiness on a wide range of agricultural and economic issues. He is the author of over 50 scientific papers. Assoc Prof Vizard is a member of the Company's Audit, Compliance and Corporate Governance committee and is the Company's representative on the board of directors of VHS.

Harry Rosen (Age 56) – Chief Executive
Director since 7 June 1999. Mr Rosen is currently a non-practising solicitor. He is one of the founders of Betatene Ltd, a formerly ASX-listed company which commercialised significant research and development and is the world's largest producer of natural beta-carotene. After the purchase of Betatene Ltd by Henkel Corporation, Mr Rosen served as vice president, corporate development of Henkel in North America. Mr Rosen has advised other technology companies and assisted them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising and stock exchange listings.

Dr Ian Grant Pattison (Age 53) - Managing Director
Director since 5 March 2004. Mr Pattison's background covers research, operations, process engineering, marketing and management. Prior to joining Phosphagenics, Mr Pattison was Director in charge of Nutrition and Health in the Asia/Pacific region for the German company, Cognis. Mr Pattison was previously Managing Director of Betatene Ltd and started his career in the Australian mining industry.

Jonathan Lancelot Addison (Age 51) - Non Executive Director
Director since 13 November 2002. Mr Addison has over 26 years in the investment management industry, including wide experience in superannuation. Currently he is the fund manager of The Meat Industry Employees Superannuation Fund ("MIESF"), a self-administered industry superannuation fund, and currently the largest Shareholder in the Company.

Prof Anthony Stuart Rebuck (Age 66) - Non Executive Director
Director since 18 March 2004. Professor Rebuck is CEO of Clinical Trials Victoria ("CTV") and Professor of Medicine, Nursing and Health Sciences at Monash University. CTV was formed to secure innovative, world-class clinical research trials for Australia and is a collaboration between the Victorian Government, the Centre for Clinical Studies, Cancer Trials Australia, Melbourne Health and Neurosciences Victoria. Professor Rebuck was previously vice president and regional medical director (Asia-Pacific) for GlaxoSmithKline and brings with him a great wealth of knowledge of the pharmaceutical industry.

Prof John Mills (Age 64) - Non Executive Director
Director since 18 March 2004. Professor Mills was the Managing Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute. He currently holds professorial appointments at Monash University and at RMIT University. He has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organisation and the United Nations.

APPENDIX I

PRO FORMA BALANCE SHEET

The pro forma financial information set out below has been prepared to illustrate the effect of the distribution of the Company's investment in Petrecycle Limited, the acquisition of the remaining shares in VHS, the raising of £350,000 of equity and the cost of this issue on the balance sheet of the Group as at 31 December 2003 as if these transactions had taken place at 31 December 2003.

The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group.

	Group balance sheet restated under IFRS (note 1)	Disposal of investment in Petrecycle Ltd (note 2)	Acquisition of 100% interest in VHS (note 3)	Net proceeds of Placing (note 4)	Pro-forma
	A$'000	**A$'000**	**A$'000**	**A$'000**	**A$'000**
CURRENT ASSETS					
Cash and cash equivalents	2,312	-	2,589	262	5,163
Trade and other receivables	66	-	503	-	569
Other financial assets	14	-	-	-	14
Other	32	-	-	-	32
TOTAL CURRENT ASSETS	2,424	-	3,092	262	5,778
NON CURRENT ASSETS					
Goodwill	-	-	51,642	-	51,642
Equity accounted investments	11,354	(5,490)	(5,864)	-	-
Property, plant and equipment	96	-	197	-	293
TOTAL NON-CURRENT ASSETS	11,449	(5,490)	45,975	-	51,935
TOTAL ASSETS	13,873	(5,490)	49,067	262	57,713
CURRENT LIABILITIES					
Trade and other payables	(25)	-	(13)	-	(38)
NET ASSETS	13,848	(5,490)	49,054	262	57,674
EQUITY					
Share capital[/premium]	39,701	-	49,054	262	89,017
Accumulated loss	(25,853)	(5,490)	-	-	(31,343)
TOTAL EQUITY	13,848	(5,490)	49,054	262	57,674

Notes:

1. ***Group balance sheet restated under IFRS***

   The Group balance sheet is extracted from the 31 December 2003 financial information, as restated in accordance with IFRS, which is available for inspection at www.phosphagenics.com.

2. **Disposal of investment in Petrecycle Limited**

   On 19 February 2004 the Company announced the distribution to the shareholders of the Company's 32.83% interest in Petrecycle Limited. The basis for the distribution was 1 Petrecycle Limited share for each 10 Shares held in Phosphagenics Limited.

   The value of the distribution equated to A$8,042,399, the carrying value of the investment under Australian GAAP. On restatement of the 31 December 2003 financial statements in accordance with IRFS the value of this investment was reduced to A$5,489,908 on the application of IAS36 'Impairment of Assets'.

   The distribution was made by way of a dividend-in-specie, whereby a declared dividend equal to the value of the shares to be distributed is satisfied by the distribution rather than by cash.

3. Acquisition of beneficial interest in Vital Health Sciences Limited

This adjustment reflects the change in status of VHS from an equity accounted investment to a wholly owned subsidiary. On 29 January 2004 the Company announced the acquisition of the remaining shares in VHS, a company in which the Company had a 36.7% interest at the time of the announcement

Consideration for the 63.3% of VHS shares not currently held by the Company will be in the form of 297,294,235 Shares. Whilst this allotment has not yet taken place it has been reflected in the pro-forma balance sheet on the grounds that the acquisition offer is irrevocable and must be executed prior to 1 January 2005.

Calculation of the cost of this investment is based on 297,294,253 Shares at the bid price of A$0.165 on 30 June 2004. The goodwill figure included in the pro-forma balance sheet is based on this estimate of consideration to be paid. The details of the assets and liabilities of VHS included in this adjustment are drawn from the accounts of VHS at 31 December 2003, restated in accordance with IFRS.

4. Net funds raised as part of the dual listing exercise

In addition to seeking a secondary listing on AIM the Company is also planning to raise funds of £350,000 by the issue of Shares. The costs of the secondary listing and associated fund raising will amount to £250,000.

The Australian Dollar equivalent of the net proceeds of £100,000 is A$261,710 translated at the closing exchange rate of £1:A$2.6171 on 29 June 2004.



Accountants and business advisors

Regent House Clinton Avenue Nottingham NG5 1AZ Telephone 0115 960 8171 Facsimile 0115 962 9221
Web site http://www.pkf.co.uk

The Directors
Phosphagenics Limited
Level 2
90 William Street
Melbourne
VICTORIA 3000
Australia

and

The Directors
Williams de Broë PLC
Innovation Court
121 Edmund Street
Birmingham
B3 2HJ

1 July 2004

Dear Sirs

Phosphagenics Limited

We report on the pro forma balance sheet set out in Appendix I of the Application for Admission to Trading on AIM relating to Phosphagenics Limited ("the Company") dated 1 July 2004 which has been prepared, for illustrative purposes only, to show the effects of certain significant events since the last published financial statements dated 31 December 2003, as restated under International Financial Reporting Standards ("IFRS").

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information. It is our responsibility to form an opinion on the pro forma financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Opinion

In our opinion:

- The pro forma balance sheet has been properly compiled on the basis stated;
- Such basis is consistent with the accounting policies of the Company, as adjusted to reflect IFRS; and
- The adjustments are appropriate for the purposes of the pro forma balance sheet as disclosed.

Yours faithfully

PKF

APPENDIX II

1. Corporate history, structure, objects and Share capital

(a) The Company was incorporated on 19 June 1992 as Meshelfco No152 Pty Limited in Australia as a limited liability company formed and existing under the laws of the Commonwealth of Australia with registered company number 056 482 403. On 9 July 1992 its name was changed to Greenchip Development Capital Pty Limited. On 1 September 1992, the Company changed its status to a public company and changed its name to Greenchip Development Capital Limited. On 20 April 1999, the Company changed its name to Vital Capital Limited. The Company changed its name to Phosphagenics Limited on 29 January 2004.

(b) The Company is registered under and subject to the Corporations Act. The registered office of the Company is at Level 2, 90 William Street, Melbourne, Victoria 3000 Australia.

(c) The Company was incorporated with 4 Shares. Upon admission to trading on ASX, the Company issued a further 20,000,000 Shares. Since that time, 1,530,960 Shares have been issued as a result of the exercise of Options, 1,747,992 Shares pursuant to a dividend reinvestment plan, and 7,644,542 Shares pursuant to a share purchase plan. Further capital raisings have resulted in the following issues of Shares:

Date	Type of Issue	Shares Issued	Price A$
14 May 1999	Placement	20,000,000	0.08
7 June 1999	3:4 underwritten rights issue	20,313,463	0.08
17 July 2000	Placement	10,000,000	0.28
23 October 2000	Issue in consideration of acquisition	70,307,174	0.1991
7 November 2003	Placement	20,942,000	0.25

(d) The Company's then entire issued share capital was admitted for quotation on the official list of ASX on 9 August 1993. The Shares have been traded on ASX since that date. There has been no suspension of trading of the Shares on ASX in the past 5 years.

(e) The Company initially traded under ASX Code of GDC, until 27 April 1999 when it was changed to VIT. On 10 February 2004, the code was changed to POH, to reflect the change of company name to Phosphagenics Limited.

(f) The liability of the Shareholders is limited to the amount of the issue price of each Share.

(g) Since 1992, Phosphagenics, as a PDF, has been engaged in the business of providing equity capital to small and medium sized Australian companies. As a result of the Restructure, the Company expects to relinquish its status as a PDF during the second half of calendar 2004. Since the Restructure, the Group's business has been focussed solely on the pharmaceutical and nutraceutical applications of the Group's patented phosphorylation technology.

(h) Companies in Australia are no longer required to set out objects in their constitution. Phosphagenics' constitution does not contain any objects.

Some of the restrictions which apply to UK companies intending to issue new shares do not apply to Australian companies. In particular the following rules are not relevant in Australia.

i. Shareholder approval to allot shares: the directors of an Australian company do not generally need to obtain shareholder approval prior to allotting new shares. There are some exceptions to this. Rule 7.1 of the Listing Rules prohibits a company which is listed on ASX from issuing or agreeing to issue shares or options representing more than 15 per cent. of its issued capital in any twelve month period without shareholder approval. Exceptions to the rule are found in Listing Rule 7.2 and include pro rata issues, issues to underwriters of pro rata issues, issues on conversion of convertible securities the issue of which has previously been approved, issues under approved dividend plans or employee incentive plans and issues under agreements which have previously been approved.

ii. Authorised share capital: under English law the shareholders of a company set a maximum number of new shares, which can be issued by the directors. When directors wish to make a new issue of shares in excess of the maximum number set, they must ask the shareholders to resolve to increase the authorised share capital in general meeting. This concept no longer exists in Australia.

iii. Pre-emption rights: under English law existing shareholders have a statutory right to be offered newly issued shares in a company for cash only before such shares can be offered to new investors. A company must ask its shareholders to resolve to waive their pre-emption rights in general meeting before it can offer new shares for purchase by new investors. This concept does not apply to Australian companies unless it is specifically included in their constitution, which is not the case in respect of Phosphagenics.

In addition, certain acquisitions of shares are prohibited under Australian law, as follows:

iv. The Corporations Act forbids the acquisition of a 'relevant interest' in voting shares in the Company (whether by transfer or issue) if, as a result, the 'voting power' of the acquirer (or any other person) would increase:

1. from 20 per cent. or below to more than 20 per cent. or

2. from a starting point which is above 20 per cent. but less than 90 per cent.

v. The PDF Act prohibits the acquisition of more than 30 per cent. of the issued shares in the Company by a person and his/her associates.

vi. The Corporations Act contains provisions governing the disclosure obligations of a company making an offer/issue of securities. The general rule is that an offer of securities must be accompanied by disclosure to potential investors in a prescribed document (either a prospectus, a short form prospectus, a profile statement or an offer information statement) unless the type of offer falls within an exemption. Types of offer which do not require disclosure include offers to sophisticated investors and professional investors, offers to people associated with the company, certain offers to existing holders of securities and issues for no consideration.

In addition, the Company has in issue 59,782,880 options over Shares exercisable at A$0.20 each on or before 7 June 2009, which are admitted to quotation on ASX ("Options").

Save as disclosed in this document:

i. no shares of the Company have been issued or are now proposed to be issued, fully or partly paid, either for cash or for a consideration other than cash;

ii. no shares of the Company are under option or are agreed conditionally or unconditionally to be put under option;

iii. no commission, discount, brokerage or other special term has been granted by the Company or is now proposed in connection with the issue or sale of any part of the share capital of the Company;

iv. no founder, management or deferred shares have been issued by the Company; and

v. no amount or benefit has been paid or is to be paid or given to any promoter of the Company.

(i) The issued and paid up share capital of the Company in relation to which the Company seeks Admission is as follows:

Number of Shares	Net Paid Up Value
172,486,135	A$39,777,866

Notes:

1. The Corporations Act has abolished the concept of par value of shares and in accordance with Aust GAAP the Shares are recorded in the Company's accounts at their issue price less expenses associated with their issue.
2. As at the date of this document, the Company had in issue 59,782,880 Options.
3. In order to complete the acquisition by the Company of all of the outstanding shares of VHS, the Company must issue the 297,294,235 Vendor Shares. It is expected that this issue will take place between 1 July 2004 and 1 January 2005.

4. In addition, the Company proposes to issue the Placing Shares immediately prior to and conditional upon Admission.

2. Share ownership

Based on information available to the Company, the following persons or entities were interested directly or indirectly in 3 per cent. or more of its Shares as at 30 June 2004, the latest practicable date prior to publication of this document:

Name of Interested Party	Number	Percentage of existing share capital
ANZ Nominees Limited(1)	25,114,900	14.56
Lindmark Investments Pty Ltd (Super Fund account)	6,934,386	4.02

Note:
1. Within the shareholding of ANZ Nominees Limited are 21,800,000 shares (12.63%) held on behalf of The Meat Industry Employees Superannuation Fund Pty Ltd, as trustee for The Meat Industry Employees Superannuation Fund.

It is expected that the Vendor Shares will be issued between 1 July 2004 and 1 January 2005. The issue of the Vendor Shares will include issues to the following persons:

VHS Vendor	Vendors Shares to be issued	Percentage of diluted capital(2)
Jogra Nominees Pty Ltd	61,367,143	13.07
Paroha Nominees Pty Ltd(1)	61,367,143	13.07
H Snook Pty Ltd	61,367,143	13.07
Zahavette Pty Ltd	20,642,139	4.40
Superlink Holdings Ltd	16,650,985	3.55

Note:
1. Paroha Nominees Pty Ltd is a company of which Harry Rosen is a director, shareholder and controller.
2. No account has been taken of the Placing Shares or other Shares held by these entities.

Save as disclosed above, Directors are not aware of any persons who directly, indirectly, jointly or severally, exercise or could exercise control over the Company.

3. Directors

As at the close of business on 30 June 2004, (the latest practicable date prior to publication of this document) the interests of the Directors in the share capital of Phosphagenics (all of which were beneficial unless otherwise stated) were as follows:

Name of Director	Number	Percentage of current issued capital	Number of Options	Percentage of issued Options
Andrew Vizard	52,135	0.03	1,200,000	2.01
Harry Rosen	2,663,000	1.54	5,050,000	8.45
Jonathan Addison	4,000	0.002	Nil	Nil
Ian Pattison	350,000	0.20	350,000	0.59
Anthony Rebuck	Nil	Nil	Nil	Nil
John Mills	50,000	0.03	Nil	Nil

Note: The interests of the Directors in Shares and Options are set out in the Public Record and are filed with ASX in accordance with the Listing Rules and the Corporations Act.

In addition, Mr Rosen, as trustee for H. Kozlov, holds shares in VHS and has entered into an agreement to sell those shares to Phosphagenics as part of the Restructure. Under that agreement, Mr Rosen as trustee for H. Kozlov is entitled to be issued 169,476 Shares.

Save as disclosed above, none of the Directors has any interest, beneficial or non-beneficial in the share capital of the Phosphagenics Group.

Assuming that the Placing Shares are issued and following the issue of the Vendor Shares Mr Rosen will have a beneficial interest in 64,030,143 Shares representing 13.4 per cent. of the issued share capital (assuming no other Share issues).

Over the period of five years preceding the date of this document, the directorships of the Directors (apart from their directorships in entities in the Group) were as follows:

Name	Current Directorships	Past Directorships
Andrew Vizard	Australian Animal Health Council Ltd Australian Sheep Industry CRC Performing Arts Services Nominees Pty Ltd Ridley Corporation Ltd The Vizard Foundation Pty Ltd Victorian Meat Authority Zoological Parks and Gardens Board	Natraherbal Pty Ltd Australian Wool Innovation Ltd Australian Wool Services Ltd Australian Wool Research and Promotion Organisation The Woolmark Co. Petrecycle Ltd
Harry Rosen	Aligar Pty Ltd Jemry Nominees Pty Ltd Nathry Nominees Pty Ltd Paroha Investments Pty Ltd Paroha Nominees Pty Ltd Petrecycle Ltd Vital Biosciences Pty Ltd	Access Joint Services Pty Ltd Natraherbal Pty Ltd Innovations in PET Pty Ltd Corpsea Pty Ltd W.S.R. Pty Ltd Rijem Investments Pty Ltd Rijem Nominees Pty Ltd Cognis Australia Pty Ltd Ninja Pty Ltd
Jonathan Addison	African Enterprise Ltd Ceramic Funds Management Ltd Hawksbridge Ltd Spare Room Holding Company Pty Ltd Spare Room Self Storage Holding Company Pty Ltd Technology Development Investment Ltd	Action Partners Ltd UPT Management Company Ltd
Ian Pattison	Tannachy Pty Ltd	Cognis Australia Ltd
Anthony Rebuck	None	None
John Mills	Advanced Diagnostic Concepts Ltd Australian Herpes Management Forum Biocomm International Limited (alt) GBS Venture Partners Ltd Narhex Life Sciences Ltd*	Macfarlane Burnet Institute for Medical Research and Public Health Ltd The MacFarlane Burnet Centre Superannuation Nominees Pty Ltd MacFarlane Burnet Syndicate No.1 Pty Ltd

	Tissupath Pty Ltd	MacFarlane Burnet Syndicate No.2 Pty Ltd Amrad Corporation Ltd Victorian Medical Consortium Pty Ltd

*Narhex Life Sciences Ltd is currently in voluntary administration.

None of the Directors:

i. save as set out above, is currently a partner in a partnership or has been a partner in a partnership within the five years immediately preceding the date of this document;

ii. save as set out above, is currently a director of a company or has been a director of a company within the five years immediately preceding the date of this document;

iii. has any unspent convictions for any indictable offences or has been declared bankrupt or has made any voluntary arrangements with his creditors;

iv. save as set out above, has been a director of a company at the time of or within the twelve months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration or voluntary arrangement of any company or any composition or arrangement with its creditors generally or any class of creditors;

v. has been a partner or in a partnership at the time of or within twelve months preceding any compulsory liquidation, administration or voluntary arrangement of the partnership;

vi. has been a partner in a partnership at the time of or within the twelve months preceding any assets of the partnership being subject to a receivership; or

vii. has been publicly criticised by any statutory or regulatory authority (including any recognised professional body) or been disqualified by a court from acting as a director of, or in the management of, the affairs of any company.

The aggregate emoluments (including benefits in kind and pension contributions) of the Board for the year ended 31 December 2003 were A$133,554 and for the year ended 31 December 2004 are estimated, on the basis of arrangements currently in place, to amount to A$333,000.

The Directors are interested in the following agreements entered into by the Group:

Consultancy Agreement - Paroha Nominees Pty Ltd ("Paroha")

Paroha, a company of which Harry Rosen is a director, shareholder and controller, has a consultancy agreement with VHS under which it must provide the services of Harry Rosen for at least 70 hours per month, for a current fee of A$100,000 per annum. VHS may terminate the agreement at any time on 60 days written notice to Paroha. Under the agreement Paroha and Harry Rosen assign to VHS all of their respective existing and future intellectual property rights (except patent rights) in any materials prepared or created by them in the performance of the services, subject to a right to request that they are assigned back to them if VHS fails to use the rights for a consecutive 3 year period. The rights to use any patents are exclusively licensed to VHS on a royalty-free basis.

Ian Pattison Employment Contract

Ian Pattison has an employment contract with the Company terminable on three months' notice in the first two years of the contract and six months thereafter, under which he currently receives annual remuneration of A$250,000. Under this agreement Ian Pattison agrees to assign to the Company all existing and future intellectual property rights generated by Pattison during his employment.

Deeds of Indemnity

Each of the current Directors has entered into a deed of indemnity with the Company whereby the Company

agrees to indemnify the Director in respect of all liabilities (including all legal expenses) incurred by the Director arising out of conduct of the Director as a director of the Company. The indemnity does not extend to any liability to the Company arising out of conduct of the Director that the Company is prohibited from indemnifying the Director against under the Corporations Act. The Company also agrees to insure the Director for the term of the appointment of the Director as a director of the Company and for a period of 7 years thereafter.

4. Lock-in arrangements

The Directors and applicable employees will enter into agreements with the Company whereby they have agreed not to dispose of any Shares for a period of 12 months from the date of Admission.

5. Material contracts

In addition to agreements disclosed in the Public Record or otherwise disclosed in this document, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Group during the two years immediately preceding the date of this document and are, or may be, material as at the date of this document.

(a) Distribution Agreement between VHS and ISP dated 24 January 2003 (as amended)

Under this agreement, ISP was appointed as exclusive worldwide distributor for the personal care industry for a period of 10 years and thereafter from year to year unless terminated by either party. Under this agreement, ISP paid an up front fee. The agreement provides for minimum sales levels by ISP (on a "take or pay" arrangement) over the length of the agreement and the Company will receive revenues, calculated on a formula, based on the actual sales in each year. On termination of the agreement, VHS must pay ISP an exit fee, calculated on a formula, dependent on profits earned under the contract. VHS agrees to indemnify ISP and its representatives from all losses arising out of failure of any product to meet agreed specifications, breach of the agreement or negligent act or omission. ISP agrees to indemnify VHS and its representatives from all losses arising out of breach of the agreement or negligent act or omission.

(b) Distribution Agreement between VHS and ISP dated 23 June 2003 (as amended)

This agreement is on the same terms as the agreement in 5(a) above, except in the following material respects:

ISP was appointed as worldwide distributor for the oral care industry for an initial term of 10 years. If, by 23 June 2004, or such other date agreed by the parties, the parties have not agreed the Products to be sold and their specifications, a party may terminate the agreement. Neither party has terminated or sought to terminate the agreement. There are no up front payments nor minimum sales obligations in this agreement.

(c) Non-exclusive licence between LVMH Recherche, Gie and VHS dated 31 October 2003

LVMH granted VHS a non-exclusive, non-transferable patent licence to develop, manufacture, use, market and sell alpha tocopheryl phosphate (or derivatives thereof under the relevant patents) in human and animal nutrition including foods, functional foods and dietary supplements. The licence is for the life of the patents (unless terminated prior to that for breach of this agreement) and across the following territories: France, Germany, Belgium, Spain, UK, Greece, Italy, Switzerland, US and Japan. VHS must indemnify LVMH from all claims arising out of the manufacture, marketing, sale and use of any application and/or product arising out of the relevant patents.

(d) Research Agreement between VHS and the Victorian University of Technology ("VUT") dated 9 July 2003

This agreement reflects an understanding that had been ongoing since 1999. The services to be provided include research to extend the scope of the phosphorylation process and to obtain an understanding of the biochemistry and pharmacology of phosphorylated compounds in humans and animals. Research will concentrate on chemical synthesis of phosphorylated bioactive compounds selected by VHS and analysis of phosphorylated compounds and metabolites in biological tissues. The

term of the contract is from 1 July 2002 until 30 June 2004. The total project price is estimated to be A$829,193.

VHS has granted VUT a non-exclusive licence to use VHS' background technology for the purpose of providing the research services. VUT will retain ownership of its background technology. The technology derived from the project is to be owned by VHS. VHS is responsible for protecting the technology derived from the project. VHS is obligated to pay all out of pocket expenses in conducting the research at VUT. VHS agreed to pay a royalty to VUT of 2 per cent. of its total revenue, payable from 1 July 2002, and capped at A$200,000 (indexed to CPI) per annum (until 2014).

(e) ***Licence Agreement between VHS and Zila Inc dated 31 October 2003***

An exclusive licence for an initial term of 5 years granted to Zila by VHS of patents for making, distributing and selling products to the dietary supplement industry, as well as non-exclusive, royalty-free licences for know-how and data. Royalty free sub-licences may be granted by Zila to its customers in the following territories: USA, Canada and Indonesia.

Under the terms of the agreement Zila paid an up-front fee of US$250,000, together with an advance of royalties of US$250,000. Zila is required to pay (stepped) royalties calculated on a formula basis. All intellectual property shall be the property of the creating party.

VHS indemnifies Zila and its representatives from all claims for infringement of intellectual property arising out of Zila's valid exercise of its licence. Zila indemnifies VHS and its representatives from all claims for defective products except to the extent caused by negligence, wilful misconduct or breach of the agreement by VHS.

(f) ***Share Purchase agreements between the Company and the vendors of shares in VHS (as amended)***

The vendors of the shares in VHS have agreed to sell their shares in VHS to Phosphagenics for consideration to be satisfied by the issue of new Vendor Shares. Each vendor is entitled to receive 338.95135674 Vendor Shares for each share in VHS held. While Shareholders have approved the terms of the acquisition, the Vendor Shares have not been issued but must be issued by no later than 1 January 2005. The Vendors have agreed that they will not be entitled to dispose of their Vendor Shares other than on the following basis:

after 1 January 2005	33.33 per cent
after 1 July 2005	33.33 per cent.
after 1 January 2006	33.33 per cent.

(g) ***Agreement between the Company, the Directors and Williams de Broë***

Prior to the date of Admission, the Company proposes to enter into a placing agreement ("Placing Agreement") together with Williams de Broë and the Directors. Under the Placing Agreement, Williams de Broe will agree to act as agent to the Company to use its reasonable endeavours to procure placees to subscribe for the Placing Shares. Williams de Broë will be entitled to receive a fee of 4 per cent of the funds raised under the Placing together with a corporate finance fee of £65,000. The Placing Agreement contains warranties and indemnities given by the Company and each of the Directors in favour of Williams de Broë, which are standard in these types of agreements. The Company's liability to Williams de Broë under the Placing Agreement is limited to the gross proceeds of the Placing.

The Placing Agreement is conditional upon the occurrence of various events, including compliance by the Company and the Directors of their obligations under the Placing Agreement and is also terminable by Williams de Broë prior to Admission upon the occurrence of certain events, including a change in market conditions which renders the Placing impractical or a material breach of warranties likely to have a material effect on the Placing.

Following Admission, as broker and nominated adviser, Williams de Broë has a right to receive information concerning the Company, to attend board meetings and to be consulted prior to the Company making any announcement or sending information to shareholders. For a period of 90 days following Admission, the Company must obtain Williams de Broë's consent to conduct its business

outside of the ordinary course and must be consulted regarding any public statement regarding the Placing.

6. **Accounting reference date**

The accounting reference date of the Company is 31 December.

7. **Intellectual property**

As at 30 June 2004, the latest practicable date prior to publication of this document, the patent portfolio of Phosphagenics is as follows:

Invention	Countries	Status
Recovery of chroman derivatives	Europe	Pending
	India	Pending
	Indonesia	Pending
	Malaysia	Pending
	USA	Granted
Improved process for phosphorylation	Australia	Granted
	Brazil	Pending
	Canada	Pending
	Europe	Pending
	Japan	Pending
	Korea	Pending
	Mexico	Pending
	USA	Granted
Formulation containing phosphate derivatives of electron transfer agents	Australia	Granted
	Brazil	Pending
	Canada	Pending
	China	Pending
	Europe	Pending
	Japan	Pending
	Korea	Pending
	Mexico	Pending
	USA	Pending
Complexes of phosphate derivatives	Australia	Granted
	Brazil	Pending
	Canada	Pending
	China	Pending
	Europe	Pending
	Japan	Pending
	Korea	Pending
	Mexico	Pending
	USA (1)	Pending
	USA (2)	Pending
Dermal therapy using phosphate derivatives of electron transfer agents	Australia	Pending
	Brazil	Pending
	Canada	Pending
	China	Pending
	Europe	Pending
	Japan	Pending
	Mexico	Pending
	USA	Pending

Micronutrient phosphates as dietary and health supplements	Australia	Granted
	Brazil	Pending
	Canada	Pending
	Europe	Pending
	Japan	Pending
	Mexico	Pending
	South Africa	Pending
	USA	Pending
Modulation of vitamin storage	Australia	Pending
	Brazil	Pending
	Canada	Pending
	Europe	Pending
	Japan	Pending
	Mexico	Pending
	South Africa	Pending
	USA	Pending
Transdermal transport of compounds	Australia	Pending
	International PCT application	Pending
Carrier	Australia	Pending
	International PCT application	Pending
Compounds having antiproliferative properties	Australia	Pending
	International PCT application	Pending
Phosphates of secondary alcohols	International PCT application	Pending
Pharmaceutical derivatives	International PCT application	Pending
Phosphate derivatives	International PCT application	Pending
Antiviral and antiretroviral agents	Australian provisional	Pending
Alkaloid formulation	Australian provisional	Pending
Transfer protein	Australian provisional	Pending

All patent applications have been made in the name of VHS (or its former name of Tocovite Pty Ltd) except the first item which was in the name of Swig Pty Ltd, but which has been assigned to VHS under an assignment document dated 31 October 2002.

8. Group structure

Upon the completion of the Restructure and the issue of the Vendor Shares, Phosphagenics will be the ultimate legal and beneficial holding company of a group, comprising the following companies:

Subsidiary Undertaking	**Beneficial entitlement to issued share capital**	**Registered office**	**Principal activity**	**Country of registration**
VHS	100%	Level 2, 90 William Street, Melbourne Victoria 3000, AUSTRALIA	Development of healthcare and bioscience technologies	Australia
Vital Health Sciences Inc.	100%	Reed Smith 599 Lexington Avenue, New York New York 10022 USA	Dormant	USA
Adoil Pty Ltd	100%	Level 2, 90 William Street, Melbourne Victoria 3000, AUSTRALIA	Researching processes for refining edible oils	Australia

Preform Technologies Pty Ltd	100%	Level 2, 90 William Street, Melbourne Victoria 3000, AUSTRALIA	Dormant	Australia
Vital Personal Care Specialities Inc.	100%	Reed Smith 599 Lexington Avenue, New York New York 10022 USA	In process of being liquidated	USA

Notes:

1 The Company has, as part of the Restructure, entered into agreements with each other shareholder in VHS to purchase all of the issued share capital in VHS which it does not own - the Company currently owns legally and beneficially 36.66 percent of the share capital of VHS.

2 Adoil Pty Ltd and Preform Technologies Pty Ltd are wholly owned subsidiaries of VHS.

9. Litigation

To the best of the knowledge and belief of the Directors, no litigation or arbitration proceedings are, or will be, active or, so far as the Directors are aware, are, or will be, pending or threatened against, or are or will be brought by, the Company or any member of the Group which are having or are likely to have a significant effect on the financial position of the Group.

10. Settlement arrangements

CREST is a computerised paperless settlement system, which allows securities to be transferred via electronic means, without the need for a written instrument of transfer.

Foreign securities cannot be held or traded in the CREST system. To enable investors in foreign securities to settle their transactions through CREST, a depository may be appointed to hold the relevant foreign securities and issue dematerialised depository interests representing the underlying securities. The Company will appoint Computershare Investor Services PLC, to act as depository. The depository will hold the Shares on trust for the depository interest holders and this trust relationship is documented in a deed poll, executed by the depository. This deed poll also sets out the procedure for depository interest holders to vote at general meetings of the Company and to exercise other procedural Shareholders' rights, which will be transferred to the depository with the Shares.

The depository interests will be independent, English securities and will be held on a register maintained by the Company's registrars. The depository interests will have the same security code as the underlying Shares which they represent and will not require a separate admission to AIM.

Shareholders wishing to settle their securities through CREST can transfer their Shares to the depository, which will then issue depository interests to those Shareholders, representing the transferred Shares. The Shareholders will not hold a share certificate evidencing the underlying Shares. Each depository interest will be treated as one Share for the purposes of, for example, determining eligibility for dividend payments. Any payments received by the depository, as holder of the Shares, will be passed on to each depository interest holder noted on the depository interest register as the beneficial owner of the relevant Shares.

Participation in CREST is voluntary and Shareholders who wish to hold Australian share certificates may do so. They will not, however, then be able to settle transactions in their Shares through CREST.

Application will be made by Computershare Investor Services PLC for depository interests, which represent the underlying Placing Shares, to be admitted to CREST on Admission.

Settlement on the Australian register will continue to be conducted under ASX's electronic CHESS system.

11. Rights of Shares

The following description is a summary of the rights attached to the Shares, based on certain provisions contained in the Constitution. The following description is a summary for information purposes only and does not purport to be complete. It is qualified in its entirety by reference to the Constitution, the Listing Rules and the Corporations Act and generally subject to Australian law at the date of this document.

Voting Rights

A Director or a Shareholder may call a meeting of Shareholders in accordance with the Corporations Act. A Director must convene annual general meetings in accordance with the Corporations Act. No business may be transacted at a general meeting unless a quorum of three Shareholders is present. Each Shareholder is entitled to 28 days' notice of, and to attend and vote at general meetings.

Subject to the Corporations Act, a resolution is carried by majority vote in favour of the resolution. Each Shareholder, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Share held.

A Shareholder who is entitled to vote at a meeting may appoint one proxy if the Shareholder is only entitled to one vote, and one or two proxies if the Shareholder is entitled to more than one vote. Each proxy may exercise half the votes if the appointment does not specify otherwise. A proxy may vote on a poll. If a Shareholder appoints one proxy, that proxy may vote on a show of hands, but if two proxies are appointed, neither proxy may vote on a show of hands. Written appointment of a proxy must be received by the Company at least 48 hours before the meeting or the taking of a poll on which the appointee proposes to vote.

Dividend Rights

The Directors may determine to distribute profits by way of dividends. Shares rank for dividends from their date of allotment.

The Directors may resolve to pay a dividend wholly or partly by transfer or distribution of specified assets. The Directors may establish a reinvestment plan for cash dividends, and may resolve to capitalise profits.

Rights on Winding Up

In a winding up, Shares attract the right to equal participation in the distribution of the assets of the Company. The liquidator may, by special resolution, divide the Company's assets among the Shareholders and, for that purpose, determine how to carry out the division. No Shareholder will be required to accept any securities in respect of which there is any liability. The liquidator may also, by special resolution, vest Company assets in a trustee on trust for the benefit of the Shareholders.

Transfer of Shares

Subject to the Constitution, Shares may be transferred by Shareholders. The Directors may refuse to register any transfer of Shares in any circumstances permitted by the Listing Rules, and must refuse to register any transfer which would result in a breach by any person of the PDF Act if refusal is permitted under the Listing Rules.

Future Increases in Capital

Subject to the Corporations Act, the PDF Act, the Listing Rules and the Constitution, the Directors may issue or dispose of Shares, and grant options over unissued Shares on such terms as they determine.

Class Rights

The Directors must only issue ordinary shares in the capital of the Company, and must not divide shares into classes.

Redemption

The Shares are not redeemable shares. However the Company may conduct a capital reduction or a share buy-back in accordance with the provisions of the Corporations Act.

This information can be found at www.phosphagenics.com and a copy of the Constitution is obtainable from the Company by a request in writing addressed to the company secretary.

12. Australian Regulatory Issues

Below is a general description of laws and policy in Australia and should not be relied upon by Shareholders. The law, policies and practice are subject to change from time to time. It does not purport to be a comprehensive analysis of all the consequences resulting from holding, acquiring or disposing of Shares and interests in Shares. If you are in any doubt as to your own legal position, you should seek independent advice without delay.

Takeovers

As an Australian public listed company, a takeover of Phosphagenics is governed by the Corporations Act. The Corporations Act contains a general rule that a person must not acquire a 'relevant interest' in issued voting shares of a company as a result of a transaction in relation to securities entered into by or behalf of the person if, because of the transaction, a person's voting power in the company:

(a) increases from 20 per cent. or below to more than 20 per cent.; or

(b) increases from a starting point which is above 20 per cent. but less than 90 per cent.

A person's voting power is deemed to be that of that person and his/her 'associates'.

Certain acquisitions of relevant interests are exempt from the above rule including among others, acquisitions under takeover bids, acquisitions approved by the Shareholders, acquisitions of less than 3 per cent in any 6 month period, rights issues, dividend reinvestment schemes and underwritings.

If a person wishes to acquire more than 20 per cent. of the Company, or increase a holding which is already beyond 20 per cent., but not under one of the exemptions noted above, the person must undertake a takeover bid in accordance with the Corporations Act.

A person who holds 90 per cent. of the Shares may conduct a compulsory acquisition of all remaining Shares under the Corporations Act.

However in accordance with the PDF Act, while the Company is a PDF, a person and their associates may not hold more than 30 per cent. of the issued shares in the Company.

It should be noted that as the Company is an Australian company, it will not be subject to takeover regulations in the UK and consequently the City Code on Takeovers and Mergers will not apply to the Company.

Substantial Shareholdings

A person who:

- begins to or ceases to have a substantial holding in the Company; or
- has a substantial holding in the Company and there is movement by at least 1 per cent. in their holding,

must give notice to the Company and to ASX. The contents of the notice are prescribed in the Corporations Act, section 671B(3)/(4).

A person has a substantial holding if that person and that person's associates have a relevant interest in 5 per cent. or more of voting shares in the Company.

Foreign Investment

In Australia, foreign investment in, and ownership of, companies and property is regulated by the *Foreign Acquisitions and Takeovers Act 1975* (Cth) ("FATA"), which is administered by the Foreign Investment Review Board ("FIRB"), a division of the Federal Treasury. FIRB's functions are advisory only, and responsibility for making decisions on proposals rests with the Treasurer.

FATA provides a notification and approval process for proposed investments in Australia by "foreign persons" (individuals, corporations or trusts), which may result in foreign control or ownership of Australian businesses or companies. Small proposals are exempt from notification, and larger proposals are approved unless judged contrary to the national interest.

Section 18 of FATA provides where:

- the Treasurer is satisfied a person proposes to acquire shares in a corporation which carries on an Australian business;
- the acquisition would result in the corporation being controlled by a foreign person; and
- the result would be contrary to the national interest,

the Treasurer may make an order prohibiting the acquisition. This section does not apply to existing Australian businesses whose total assets do not exceed A$50 million. This financial limit will be disregarded for certain industries which are declared sensitive on public policy grounds, although Phosphagenics' activities do not currently fall within the published categories.

A proposed acquisition of Shares (unless an exempt dealing under FATA) will have the effect of a foreign person acquiring a controlling interest in an Australian corporation if one of the following applies:

- that person alone, or together with his/her associated persons, directly or indirectly acquires 15 per cent. of the Shares or voting power in Phosphagenics; or
- that person, together with other foreign persons and each of their associated persons, directly or indirectly acquire 40 per cent. of the Shares or voting power in Phosphagenics.

Section 26 of FATA makes notification of certain acquisitions under section 18 compulsory. If a foreign person enters into an agreement to acquire Shares which will result in a foreign person acquiring a controlling interest in Phosphagenics, and before doing so does not give notice to FIRB of the proposed acquisition, that person will be guilty of an offence under section 26.

PDFs

Phosphagenics has operated and continues to operate under the PDF Act. The PDF Act provides incentives, by way of tax concessions and other benefits, in order to attract "patient" equity capital to Australian small or medium sized businesses.

As part of these incentives, Phosphagenics receives tax concessions such that only income relating to investments in small and medium enterprises, referred to as SME assessable income, is taxable at a 15 per cent. rate, instead of the normal 30 per cent. corporate tax rate, with a 25 per cent. tax rate applied to other assessable income.

Whilst Phosphagenics is a PDF, Shareholders are not subject to Australian tax on the sale of their Shares and Shareholders are exempt from Australian income tax on unfranked dividends. Despite the PDF tax rate concessions, PDFs can pass on franking credits at the 30 per cent. tax rate, which may allow the investors to benefit from additional franking credits. Australian Shareholders receiving franked dividends can choose to either be exempt from income tax (and forgo the franking credits) or assess the income in the normal fashion (including franking credits). Non-resident Shareholders are exempt from both Australian income tax and withholding tax on both franked and unfranked dividends.

The PDF Act guidelines include certain conditions as to, and about, levels of investments that a registered PDF may make. A person and his/her associates may not hold more than 30 per cent. of the issued shares in a PDF.

As investee companies which have been nurtured through start up and development stages mature into a commercial stage, further investments by a PDF to ensure a successful commercialisation can be inhibited. As indicated in advice to Shareholders and ASX, the Company, as a result of the Restructure, expects to relinquish its PDF status. When Directors reach a view on the surrender of the PDF status, Shareholders will be advised.

Shareholders should seek advice from their financial advisers or accountants regarding the impact on them of the surrender of PDF status by the Company.

Listing Rules

As a company admitted to the official list of ASX, the Company is bound to comply with the Listing Rules, as exist from time to time. The Listing Rules address such matters as admission to listing, quotation of securities, continuous disclosure, periodic disclosure, certain requirements for terms of securities, issues of new capital, transfers of securities, escrow (lock-in) arrangements, transactions with related/controlling parties, significant transactions, shareholder meetings, trading halts and suspensions and fees payable. ASX also publishes guidance notes regarding the interpretation of parts of the Listing Rules.

As noted above, pursuant to the PDF Act, no person (and their associates) may acquire more than 30 per cent. of the Company. Listing Rule 3.19 requires the Company to notify ASX if the Company becomes aware that a person (and their associates) has come within 5 per cent. of that limit (ie 25 per cent.), and thereafter must notify ASX if it becomes aware of that holding changing by more than 1 per cent., ceasing to be within 5 per cent. of the limit or equalling or exceeding the limit.

The Listing Rules and guidance notes can be found at www.asx.com.au.

13. Corporate Governance

The Listing Rules require the inclusion in the Company's annual report of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003, ASX issued its Corporate Governance Council's ("Council") best practice recommendations. The Board has reviewed the recommendations, which it endorses, and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance. A copy of the Company's annual report which sets out those adopted principles is available on the Company's website: www.phosphagenics.com. Since the date of that annual report the following amendments have been made to the Board Charter on Corporate Governance.

Composition of the Board

The Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this document, the Company has six Directors comprising four non-executive Directors and two executive Directors. The Chairman of the Board and the Chairman of the Board's Committees are non-executive Directors.

The Board has concluded that, by the tests set out in the Council's best practice guidelines, Assoc Prof Vizard and Profs. Rebuck and Mills qualify as independent Directors. The remaining Directors were considered not to be independent Directors for the following reasons:

- Mr Rosen is an executive Director and provides consulting services to, is a director and significant shareholder of VHS;
- Mr Addison, although a non-executive Director, is the fund manager of The Meat Industry Employees Superannuation Fund, which is the Company's largest Shareholder; and
- Dr Pattison, as the Company's Managing Director, is an executive Director.

The Constitution does not require a shareholding qualification for Directors. The Directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed on page 7.

Compensation (Remuneration) Committee

In respect of non-executive Director remuneration, on 29 January 2004, Shareholders approved an increase in the aggregate sum paid to non-executive Directors to $300,000. The level of Directors' fees is reviewed

regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this document comprises three non-executive Directors; namely Mr Addison (Chairman), Assoc Prof. Vizard and Prof Mills. The Company's auditors are invited to attend all meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary.

Business Risk

Upon completion of the Restructure, the Directors will revisit the business risks associated with the Company.

14. Taxation - Australia

The following is a summary of and general guide to the main Australian tax consequences which may apply to Shareholders who are not resident in Australia for tax purposes and is based on the Australian law and Australian Taxation Office practice in force in Australia as at the date of this document. That law and practice is subject to change from time to time. It does not purport to be a comprehensive analysis of all the tax consequences applicable to all types of Shareholders nor to all of the tax consequences of acquiring, holding or disposing of Shares.

Dividends

Dividends are paid to Shareholders from the accounting profits of the Company. To the extent that the Company has paid tax in Australia on those profits, the Company accumulates 'franking credits'. When the Company pays a dividend, it must apply these franking credits to the dividend, such that the dividend is fully or partially 'franked'. Generally, Shareholders receive tax credits for the franking credits attached to dividends received.

While Phosphagenics retains its PDF status, non-resident Shareholders are exempt from both income tax and withholding tax for both franked and unfranked dividends.

If Phosphagenics is no longer a PDF, distributions of profit to non-resident Shareholders may be subject to Australian withholding tax, depending upon the extent to which a distribution is franked and whether or not the non-resident Shareholder would otherwise be exempt from Australian income tax (for example certain foreign superannuation funds are exempt from tax in relation to dividends).

Generally, distributions paid to non-resident Shareholders to the extent to which they are not franked will be subject to withholding tax at the rate of 15 per cent. where a double taxation agreement is in force between Australia and the non-resident shareholder's county of residence (or at a lesser rate in the case of UK resident shareholders where certain conditions are satisfied). Where a double tax agreement is not in force, withholding tax at a rate of 30 per cent. will generally apply to unfranked distributions.

Distributions paid to non-resident Shareholders will not be subject to Australian income tax or withholding tax to the extent that they are franked.

Capital Gains Tax

While Phosphagenics retains its PDF status, non-resident Shareholders are exempt from Australian tax on capital gains made on sales of Shares. As such, a capital gain or loss from the disposal of Shares is disregarded for Australian tax purposes, irrespective of whether the Shares are held on revenue or capital account.

If Phosphagenics ceases to be a PDF the Shareholders will be deemed to have disposed of their Shares on the day the Company ceases to be a PDF and to have immediately re-acquired the Shares for their market value immediately after the Company ceased to be a PDF. The market value of the Shares immediately after the Company ceases to be a PDF will become the cost base for determining any gain or loss for tax purposes on a subsequent disposal of the Shares. As such, the act of relinquishment of Phosphagenics' PDF status will not of itself give rise to any capital gains tax liability.

If Phosphagenics is no longer a PDF, non-resident Shareholders who hold Shares on revenue account may need to include profits from the sale of Shares in their assessable income. Applicable double taxation agreements may provide relief from Australian taxation.

Non-resident Shareholders who do not hold Shares on revenue account may be subject to Australian capital gains tax on disposal of their Shares. Non-resident Shareholders will only be subject to Australian capital gains tax if they and their associates held more than 10 per cent. of the issued capital of the Company at any time within 5 years prior to the disposal. Relief may be able to be obtained via the application of any relevant double taxation agreements. Shareholders who are individuals, trusts or complying superannuation funds may be entitled to obtain a 50 per cent. capital gains tax discount in relation to any capital gain derived from the disposal of their Shares, provided they have held the Shares for not less than 12 months. This discount is not available to Shareholders who are companies.

The above comments are intended as a general guide only to the current position. Any person who is in any doubt as to his tax position and who requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than Australia should consult an appropriate professional adviser without delay.

15. Taxation - United Kingdom

The following paragraphs provide general advice only on the taxation position of UK Shareholders. Each Shareholder's specific circumstances will impact on their taxation position. All Shareholders are recommended to obtain their own taxation advice. In particular, all Shareholders, including UK tax resident Shareholders, are advised to consider the potential impact of any relevant double tax agreements on their Shareholding.

Taxation of Chargeable Gains

- UK Resident Individual Shareholders

A disposal of Shares or depository interests by a Shareholder who is (at any time in the relevant UK tax year) resident or ordinarily resident in the UK may give rise to a chargeable gain or allowable loss for the purpose of UK taxation of chargeable gains.

- Non-UK Resident Individual Shareholders

A Shareholder who is not resident in the UK for tax purposes but who carried on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Shares or depository interests for the purpose of such trade, profession or vocation may also be subject to UK taxation on chargeable gains on a disposal of those Shares or depository interests.

Special rules may apply to tax gains on disposals made by individuals at a time when they are temporarily not resident nor ordinarily resident in the UK.

Dividends

The Company will not be required to withhold UK tax from dividends paid on the Shares, although Australian dividend withholding tax ("WHT") may be deducted. Any holder of Shares who is resident in the UK, or who carries on a trade, profession or vocation in the UK to which the Shares are attributable, will generally be subject to UK tax on income in respect of any dividends paid on the Shares. As these dividends will be foreign income for the purposes of UK taxation, they will be subject to a different tax regime from that applying to dividends received from UK companies. In particular, there will be no notional UK tax credit attaching to the dividends.

If the dividend has been subject to WHT, the amount of the dividend received plus the WHT (the gross dividend) will normally be included in the assessable income of the UK Shareholder. In these circumstances the Shareholder should be entitled to a credit for the WHT, up to a maximum of 15%, as specified within the terms of the Double Taxation Agreement between the UK and Australia. The credit would be limited to the lesser of 15per cent. of the gross dividend or the UK tax payable on the amount of the gross dividend. If the WHT exceeds the UK tax payable on the dividend, the excess is neither creditable nor repayable in the UK.

However, to the extent that the WHT exceeds 15per cent., a claim may be made to the Australian tax authorities.

- UK Resident Company Shareholder

Dividends paid to a UK resident company Shareholder will be assessable income of the Shareholder. If the dividend as been subject to WHT, it will be treated as described above.

If the UK resident company Shareholder is unable to use the foreign tax credits it may be able to claim a tax deduction for the foreign tax paid. Depending on the structure through which the investment is held, it may also be able to pool excess tax credits against other low taxed dividend income, although this is subject to detailed requirements regarding which Shareholders should obtain their own advice.

- Non Portfolio Interest

If a Shareholder which is a UK company has a non portfolio interest (at least 10 per cent) in the Company, it may also be entitled to a credit for Australian company tax paid on the underlying profits. However, the credit would be limited to the lesser of (a) the underlying tax and the WHT taken together and (b) an amount equal to the rate of UK corporation tax payable by the Company multiplied by the dividend received.

Inheritance Tax

If any Shareholder is regarded as domiciled in the UK for inheritance tax purposes, inheritance tax may be payable in respect of the Shares or depository interests on the death of the Shareholder or on any gift of the Shares or depository interests.

In the case of a Shareholder who is not regarded as domiciled in the UK for these purposes, no such UK inheritance tax will be payable if the Shares are not situated in the UK for inheritance tax purposes. The Shares will be regarded as situated in the UK for these purposes only if they are registered on a UK branch register or are held in uncertificated form as depository interests.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty reserve tax is not chargeable in respect of an agreement to transfer Shares. UK stamp duty reserve tax is not chargeable on the issue or transfer of CREST depository interests issued in respect of Shares. If however, a transfer would result in the CREST depository interest ceasing to be a CREST depository interest over Shares then Shareholders should seek separate detailed advice as to the UK stamp duty reserve tax consequences of this transfer.

The above comments are intended as a general guide only to the current position. Any person who is in any doubt as to his/her tax position and who requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser without delay.

16. Miscellaneous

(a) No person (other than professional advisers named in this document and trade suppliers) has received, directly or indirectly, from the Company within the 12 months preceding the application for Admission to trading on AIM, or has entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission;

- fees totalling £10,000 or more;
- securities in the Company with a value of £10,000 or more calculated by reference to the expected opening price; or
- any other benefit with a value of £10,000 or more at the date of Admission.

(b) The Directors confirm that Phosphagenics has adhered to the legal and regulatory requirements of having its securities traded upon ASX.

(c) In the Directors' opinion, having made due and careful enquiry, the working capital available to the Group will be sufficient for its present requirements, that is for at least 12 months from the date of Admission.

(d) Save as disclosed in this document, there has been no significant change in the financial or trading position of Phosphagenics since 31 December 2003, the end of the last financial period for which audited annual reports and accounts have been published.

(e) Williams de Broë has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

(f) PKF has given and not withdrawn its written consent to the inclusion of its letter in Appendix 1 of this document and references to its name in the form and context in which they appear.

(g) The Existing Shares (and Placing Shares if admitted to trading) are listed, and will continue to be listed, on ASX. It is emphasised that, although it is intended that the entire issued share capital of the Company will trade on AIM, the Company is an Australian company and will not be subject to takeover regulations in the UK and consequently the City Code on Takeovers and Mergers will not apply to the Company.

(h) A copy of the Company's latest published annual report and audited accounts for the period ended 31 December 2003 (prepared in accordance with Aus GAAP and restated into IFRS) and all public documents and announcements released in the two years preceding the date of this document are available at www.phosphagenics.com and www.asx.com.au. Details relating to the rights attaching to the Company's securities are also available on www.phosphagenics.com.

(i) Information equivalent to that required for an admission document which has not previously been made public (in consequence of the Company having its Shares traded on ASX) is included in this document or is available at www.phosphagenics.com. or www.asx.com.au.

(j) There are no significant investments under active consideration by the Company.

(k) Save as disclosed above there are no restrictions on the free transferability of the Company's Shares, except as a result of the Corporations Act, PDF Act, Foreign Acquisitions and Takeovers Act or other law or the Listing Rules.

Dated: 1 July 2004


RECEIVED
2005 DEC -6 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

2 July 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : NOTICE OF INTENTION TO SEEK ADMISSION TO "ALTERNATIVE INVESTMENT MARKET"

Further to the Company's release this morning of the Supplementary Document.

The Company encloses for release to the market a copy of the Company's Annual Statutory Financial Statements for the year ended 31 December 2003 prepared in accordance with Aus GAAP and restated into IFRS.

These Statements and the Supplementary Document appear on the Company's website at:

www.phosphagenics.com

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\aim financial statements 31 12 03

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

PHOSPHAGENICS LIMITED

(Formerly Vital Capital Ltd)

ABN 32 056 482 403

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

PRESENTED IN ACCORDANCE WITH
INTERNATIONAL ACCOUNTING STANDARDS

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	2003 $	2002 $
Other revenue from ordinary activities	3	240,203	255,213
Employee and directors benefits expense		(158,129)	(136,355)
Occupancy and communication expenses		(221,949)	(191,275)
Consulting and professional services		(480,883)	(593,362)
Administrative expenses		(96,993)	(89,598)
Other expenses from ordinary activities		(88,054)	(127,035)
Impairment Loss	9	(62,032)	(803,998)
Realised profit on marketable securities		70,000	-
Unrealised profit/(loss) on marketable securities		13,754	(240,324)
Loss from operations		(784,083)	(1,926,734)
Share of losses of equity accounted investments	4	(1,529,227)	(2,338,356)
Loss from ordinary activities before income tax expense		(2,313,310)	(4,265,090)
Income tax expense	6	-	-
Net loss after income tax		(2,313,310)	(4,265,090)
Basic earnings per share (cents per share)	17	(1.51)	(2.89)
Diluted earnings per share (cents per share)	17	(1.51)	(2.89)

The above Income Statement should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	Share Capital $	Accumulated Losses $
Balance at 1 January 2002		33,933,715	(19,274,609)
Net Loss		-	(4,265,090)
Issue of Share Capital		814,745	-
Exercise of Options		1,500	-
Balance at 31 December 2002		34,749,960	(23,539,699)
Equity Transaction Costs		(286,751)	-
Net Loss		-	(2,313,310)
Issue of Share Capital		5,235,500	-
Exercise of Options		2,104	-
Balance at 31 December 2003		39,700,813	(25,853,009)

The above Statement of Changes in Equity should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
BALANCE SHEET
AS AT 31 DECEMBER 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash and cash equivalents		2,311,753	2,196,023
Trade and other receivables	10	65,708	31,459
Other financial assets	7	13,782	-
Other		32,277	22,045
TOTAL CURRENT ASSETS		2,423,520	2,249,527
NON-CURRENT ASSETS			
Equity accounted investments	8	11,353,629	8,871,368
Property, plant and equipment	11	95,773	119,716
TOTAL NON-CURRENT ASSETS		11,449,402	8,991,084
TOTAL ASSETS		13,872,922	11,240,611
CURRENT LIABILITIES			
Trade and other payables	12	25,118	30,350
TOTAL CURRENT LIABILITIES		25,118	30,350
TOTAL LIABILITIES		25,118	30,350
NET ASSETS		13,847,804	11,210,261
SHAREHOLDERS' EQUITY			
Share capital	13	39,700,813	34,749,960
Accumulated losses		(25,853,009)	(23,539,699)
TOTAL SHAREHOLDERS' EQUITY		13,847,804	11,210,261

The above Balance Sheet should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 $	2002 $
Cash Flows from Operating Activities			
Interest received		96,075	127,715
Other receipts from non-operating activities		153,439	165,462
Payments to suppliers and employees		(1,151,351)	(1,266,440)
Net goods and services tax		70,234	74,699
Net cash used in operating activities	20(2)	(831,603)	(898,564)
Cash Flows from Investing Activities			
Payments for other equity accounted investments		(4,073,520)	(1,000,008)
Proceeds from sale of investments		70,000	-
Payments for plant and equipment		-	(5,248)
Net cash used in investing activities		(4,003,520)	(1,005,256)
Cash Flows from Financing Activities			
Net proceeds from share issues		4,948,749	814,745
Proceeds from exercise of options		2,104	1,500
Net cash provided by financing activities		4,950,853	816,245
Net increase/(decrease) in cash held		115,730	(1,087,575)
Cash and cash equivalents at beginning of the period		2,196,023	3,283,598
Cash and cash equivalent at the end of the period	20(1)	2,311,753	2,196,023

The above Cash Flows Statement should be read in conjunction with the notes to and forming part of the financial statements.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

1. INTRODUCTION

Phosphagenics Limited (formerly Vital Capital Ltd) is a public company, listed on the Australian Stock Exchange and incorporated in Australia.

Activities

Activities comprise investment and the provision of capital, management skills and commercial expertise to encourage the formation and development of Australian small and medium sized businesses within the guidelines of the Australian Pooled Development Fund Act 1992. At a General Meeting on 29 January 2004 the members approved changes to the company structure which when completed will leave the company to concentrate in the development of the technologies owned by Vital Health Sciences Limited. Refer to note 19 for further details.

Currency

The financial statements are presented in Australian dollars.

Number of Employees

The number of employees at 31 December 2003 was nil (2002: 1).

Registered Office

The registered office of the company in Australia is at Level 2, 90 William Street, Melbourne Vic 3000.

Authorisation of Financial Statements

The financial statements were authorised for issue on 27 February 2004 by the directors.

2. SUMMARY OF ACCOUNTING POLICIES

Overall Policy

The principal accounting policies adopted by the company are stated in order to assist in a general understanding of the financial statements.

The financial statements have been drawn up in accordance with International Accounting Standards/International Financial Reporting Standards (IFRS's) and Interpretations of those Standards. IFRS's include IAS's and interpretations issued by the International Accounting Standards Board.

There have been no changes in accounting policy compared with the previous year.

(a) Basis of Accounting

The financial statements have been prepared on the historical cost basis and except for the revaluation of investments described in (c) below, do not take into account current valuations of assets.

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from their continued use and subsequent disposal of the assets. The expected net cash flows included in determining impaired values have been discounted to their present values.

Where a group of assets work together to generate net cash inflows the recoverable amount test is applied to that group of assets.

2. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(b) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the Balance Sheet as "Deferred Tax Assets" or "Deferred Tax Liabilities", as the case may be at current tax rates. A Deferred Tax Asset is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt. The company is a registered Pooled Development Fund ("PDF") and as such is entitled to certain tax concessions. With the exception of these tax concessions PDF's are taxed in the same was as other companies. The tax concessions applying to PDF's are as follows:

The taxable income of a PDF is to be divided into two components and taxed at different rates. The two components of a PKF's taxable income are set out below:

- The Small and Medium Enterprises income component taxed at 15%; and
- The Unregulated Investment component taxed at 25%.

(c) Investments

Classification

Investments have been classified as either current or non-current assets.

Valuation – Current Investments

Current assets are valued at market value and any increment or decrement will be brought to account in determining the operating result for the period.

Associated Entities – Non-Current Investment

The company has material non-current investments in two associated entities, Vital Health Sciences Ltd (formerly Tocovite Pty Ltd) and Petrecycle Ltd (see Note 8).

Investments in associates are accounted for using the equity method in the financial report of the company. Any impairment in the carrying value of a non-current investment is accounted for in accordance with IAS36 "Impairment of Assets".

Associates comprise entities over which the Company has significant influence and holds an ownership interest.

Under the equity method of accounting:

(i) the carrying amounts of investments in associates are increased or decreased to recognize the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and

(ii) the Company's share of the post-acquisition profits or losses of associates is included in the Income Statement.

Income Recognition

Dividend revenue is recognised when received.

2. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(c) Investments (Cont'd)

Disposal of Investments

On disposal of an investment the difference between net disposal proceeds and the carrying amount is charged or credited to the Income Statement.

Derivatives

The Company does not deal in derivative financial instruments.

(d) Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated at 20% using straight-line method.

(e) Receivables

Accounts receivable and other receivables represent the principal amounts due at balance date less any provision for doubtful accounts.

(f) Payables

Payables represent the principal amounts outstanding at balance date.

(g) Borrowings

As a PDF, the Company is not permitted to borrow money. Bank overdrafts are recognised in the financial statements on the basis of the amounts outstanding at balance date.

(h) Operating Revenue

Operating revenue includes interest income on cash deposits and other revenue. Unrealised gains on marketable securities arising from the valuation of the securities at market prices at year-end are also included in operating revenue.

(i) Operating Leases

Operating Lease payments are charged to expense on a basis, which is representative of the pattern of benefits derived from the leased property.

3. OTHER REVENUE FROM ORDINARY ACTIVITIES

	2003 $	2002 $
Non-Operating Revenue:		
Interest	96,075	116,199
Other Income (i)	144,128	139,014
	240,203	255,213

(i) Other income relates to a portion of rental expenses and related costs that have been recovered from the Associates' and other third parties. The company's rental expense relates to the lease of its head office at 90 William Street, Melbourne.

4. SHARE OF LOSSES OF EQUITY ACCOUNTED INVESTMENTS

	Note	Ownership Interest 2003	Ownership Interest 2002	2003 $	2002 $
ADOIL PTY LTD Principal activity: Process for refining edible oils economically.	(i)	-	33.3%	45,142	7,307
NATRAHERBAL PTY LTD Principal activity: Natraherbal is developing projects for high allicin garlic which is known to have therapeutic benefits.	(ii)	-	40.0%	-	453,466
PETRECYCLE LIMITED Principal activity: Plastic polymer recycling.		32.83%	30.0%	431,998	571,602
VITAL HEALTH SCIENCES LTD (formerly Tocovite Pty Ltd) Principal activity: Healthcare & Bio Science Technologies.		36.70%	35.5%	1,052,087	1,305,981
TOTALS				1.529,227	2,338,356

Note (i): *During the 31 December 2003 financial year, Vital Health Sciences Ltd acquired the company's shares in Adoil Pty Ltd for $1.*

(ii): During the 31 December 2003 financial year, the company disposed of its interest in Natraherbal Pty Ltd for $1.

5. LOSS FROM ORDINARY ACTIVITIES

	2003 $	2002 $
Depreciation	23,943	28,035
Operating Lease Payments	123,275	118,763

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

6. TAXATION

The difference between income tax expense/(benefit) provided in the financial reports and the prima facie income tax expense/(benefit) on net loss from ordinary activities is reconciled as follows:

	2003 $	2002 $
Net Loss from Ordinary Activities	(2,313,310)	(4,265,090)
Prima facie tax (benefit)/expense calculated at 15% except for interest income at 25%	(337,433)	(628,144)
Add: Tax Effect of:		
Non-Deductible Expenses	12,323	16,329
Losses not brought to account	325,110	611,815
Income Tax Attributable to Operating Profit	-	-

It is anticipated losses accumulated whilst the company is a pooled development fund are unlikely to be available to the company when it surrenders its pooled development fund licence. It is not anticipated these losses will be recouped prior to this date.

7. OTHER FINANCIAL ASSETS

Current

Shares in listed companies at market value
Cost 2003: $500,000 (2002: $500,000) comprising:

	2003 $	2002 $
Shares	13,782	-

Net Fair Values
The carrying amount of other financial assets equals fair value by reference to the quoted market prices.

8. EQUITY ACCOUNTED INVESTMENTS

	2003 $	2002 $
Shares in Unlisted Associate Companies	11,353,629	8,871,368
- Equity accounted	11,353,629	8,764,194
- At impaired value amount	-	107,174
	11,353,629	8,871,368

The cost of investments in Unlisted Associates at 2003: $21,248,528 (2002: $17,175,008).

Net Fair Values

The carrying values of equity investments at recoverable amount approximate net fair values and have been determined by reference to the fair value of net assets of an Associate at period end.

Material Investments in Entities being Associates:

Petrecycle Limited
Principal activity: Plastic polymer recycling.

	2003 $	2002 $
Carrying amount of the investment	5,489,908	4,671,906

Percentage ownership interest held is 32.83% (2002: 30%).

***Natraherbal Pty Ltd* [Note (a)]**
Principal activity: Natraherbal is developing projects for high allicin garlic, which is known to have therapeutic benefits.

	2003 $	2002 $
Carrying amount of the investment at impaired amount	-	-

In December 2003, the Company disposed of its interest in Natraherbal Pty Ltd for $1.

For details of write-down of Natraherbal Pty Ltd investment to recoverable amount in the 31 December 2003 and 31 December 2002 financial years, refer to Note 4.

Percentage ownership interest held is 0% (2001: 40%)

Vital Health Sciences Ltd
Principal activity: Vital Health Sciences is currently developing healthcare and bioscience technologies

	2003 $	2002 $
Carrying amount of the investment	5,863,721	4,092,288

Percentage ownership interest held is 36.7% (2002: 35.5%)

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 $	2002 $
8. EQUITY ACCOUNTED INVESTMENTS (Cont'd)		
***Adoil Pty Ltd* [Note (b)]**		
Principal activity: Process for refining edible oils economically.		
Carrying amount of the investment at impaired amount	-	107,174
Percentage ownership interest held is 0% (2002: 33.3%).		
	11,353,629	8,871,368

During the 31 December 2003 financial year, Vital Health Sciences Ltd acquired the company's shares in Adoil Pty Ltd for $1.

For details of write-down to impaired value refer to note 4.

Share of Associates Net Loss

	2003 $	2002 $
Results of associates net loss before income tax	(1,529,227)	(2,338,356)
Share of associates' income tax benefit attributable to loss from ordinary activities	-	-
	(1,529,227)	(2,338,356)

Movements in Carrying Amounts of Investments	2003 $	2002 $
Beginning of Year	8,871,368	11,013,714
Capital Investment	4,073,520	1,000,008
Impairment	(62,032)	(803,998)
Share of Losses **(Refer note (c))**	(1,529,227)	(2,338,356)
End of Year	11,353,629	8,871,368

Note (a) – During the 31 December 2003 financial year, the Company disposed of its interest in Natraherbal Pty Ltd for $1.

(b) – During the 31 December 2003 financial year, Vital Health Sciences Limited acquired the company's shares in Adoil Pty Ltd for $1.

(c) – Share of losses attributable to the company includes operating loss directly attributable to Associates of $904,269 and amortization of goodwill on acquisition of investments in Associates of $624,958.

Contingent Liabilities

There is a contingent liability in respect of Vital Health Sciences Limited (VHS), an Associate at 31 December 2003 (2002: $Nil).

A former consulting firm has lodged a claim for fees. VHS has rejected this claim and has lodged a counterclaim. Estimate of the maximum amount that may become payable is $51,000.

Commitments

There are no material commitments in respect of Associates at 31 December 2003 (2002: $Nil).

	2003 $	2002 $

9. WRITE-DOWN OF INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD TO IMPAIRED VALUE

	2003 $	2002 $
Expense from ordinary activities resulting from write-down of investment in Natraherbal Pty Ltd to impaired value (Refer note (a))	-	(570,536)
Expense from ordinary activities resulting from write-down of investment in Adoil Pty Ltd to impaired value (Refer note (b))	(62,032)	(233,462)
	(62,032)	(803,998)

Notes:

(a) The write down to impaired value for Natraherbal Pty Ltd was due to the net cash inflows that were expected to be received on commercialisation of its intellectually property would not be received due to delays in the commercialisation of its technology.

(b) In the 31 December 2003 financial year, the investment in Adoil Pty Ltd was written down to its recoverable value of $1. At 31 December 2002, the writedown to impaired value was based on the company's share of the net assets of Adoil Pty Ltd. These net assets were primarily cash assets.

10. TRADE AND OTHER RECEIVABLES

	2003 $	2002 $
Trade Debtors	7,765	-
Other debtors	57,943	31,459
	65,708	31,459

Net Fair Values

The carrying amount of accounts receivable approximate Net Fair Values as determined by reference to expected net cash inflows.

11. PROPERTY, PLANT AND EQUIPMENT

	2003 $	2002 $
Furniture and equipment at cost	195,305	195,305
Less: Accumulated depreciation	(99,532)	(75,589)
	95,773	119,716
Movement in Furniture & Equipment		
Written down value at beginning of year	119,716	142,503
Additions	-	5,248
Depreciation for year	(23,943)	(28,035)
Written down value at end of year	95,773	119,716

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 $	2002 $
12. TRADE AND OTHER PAYABLES		
Trade Creditors	317	7,054
Accruals	22,160	23,296
Other creditors	2,641	-
	25,118	30,350

All payables are unsecured and are payable in Australian dollars.

Net Fair Values
The carrying amounts of accounts payable approximate
Net Fair Values as determined by reference to expected net cash outflows.

13. SHARE CAPITAL

(a) Issued Shares

	2003 $	2002 $
172,100,867 (2002: 151,148,349) Fully Paid Ordinary Shares	39,700,813	34,749,960

	Number of Shares	
The movement in the number of ordinary shares of the Company is as follows:		
Opening balance	151,148,349	147,185,808
Shares issued	20,942,000	3,955,041
Exercise of options	10,518	7,500
Closing balance	172,100,867	151,148,349

(b) Share Options
June 2009 options exercisable at 20 cents each
In the period June 1999 to December 2003, inclusive, a total of 245,315 options have been exercised at 20 cents each of which 10,518 were exercised in the current year.

POHOB Options at 31 December 2003
For the financial year ended 31 December 2003 the following movements occurred in quoted POHOB options.

Balance 31 December 2003	60,168,148
Balance 31 December 2002	60,178,666
Net movement in period	**(10,518)**
Represented by:	
Issues	-
Reductions	
Exercised in the period	(10,518)
Net Movement in 2003	**(10,518)**

As at close of business on 31 December 2003 there was a total of 60,168,148 unexercised options.

Terms and Conditions of Contributed Equity
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up to shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 $	2002 $

14. AUDITORS' REMUNERATION

Remuneration paid or due and payable to the auditors of the Company in connection with:

	2003 $	2002 $
Audit and Review of Financial Reports	42,372	33,727
Other Services	-	13,878
	42,372	47,605

15. DIRECTORS' REMUNERATION

	2003 $	2002 $
Total income paid or payable, or otherwise made available to all Directors of the Company from the Company or any Related Party	133,554	166,463

Number of directors whose total income falls within the following bands:

	2003	2002
$Nil	2	3
$0 - $ 9,999	1	1
$20,000 - $29,999	3	1
$60,000 - $69,999	1	1
$70,000 - $79,999	-	1
	7	7

Names of directors holding office at any time during the year:
A L Vizard
H Rosen
S Korman
A D Fisher
P J Lewinsky
S M West
J L Addison

16. RELATED PARTY TRANSACTIONS

Interest of Directors in Shares and Options in the Company.

(a) Directors Shareholdings

	2003	2002
P J Lewinsky	225,000	225,000
H Rosen	2,663,000	2,375,000
A L Vizard	52,135	52,135
J L Addison	4,000	4,000
	2,944,135	2,656,135

Refer to Directors' Report for further information.

(b) Director's Options

	2003	2002
P J Lewinsky	2,900,000	2,900,000
H Rosen	5,050,000	5,050,000
S M West	2,675,000	2,675,000
A L Vizard	1,200,000	1,200,000
S Korman	1,000,000	1,000,000
A D Fisher	300,000	300,000
	13,125,000	13,125,000

There were no options acquired during the financial year from the Company.

	2003 $	2002 $

16. RELATED PARTY TRANSACTIONS (Cont'd)

(c) Transactions with Associates

During the year the company charged a service fee to the Associate Companies for administration services and to recover a portion of its rental expense from Associate Companies under normal commercial arrangements as follows:

	2003 $	2002 $
Vital Health Sciences Limited	30,240	35,160
Natraherbal Pty Ltd	-	12,000
Petrecycle Limited	30,240	29,160

17. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share.

	2003	2002
Basic and dilutive EPS (cents per share)	(1.51)	(2.89)
Earnings used in the calculation of basic and dilutive EPS	(2,313,310)	(4,265,090)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS and dilutive EPS	152,927,990	147,483,414

Potential ordinary shares that are not dilutive and not used in the calculation of diluted earnings per share:

	2003	2002
▪ Share Options	60,168,148	60,178,666

The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

18. SEGMENT INFORMATION

The Company operates as a registered Pooled Development Fund. The Company's only primary business segment is investment and its only secondary geographical segment is operating in Australia.

19. EVENTS SUBSEQUENT TO BALANCE DATE

At a General Meeting of the members of the company held on 29 January 2004, the members approved the following resolutions:

(i) The acquisition by the Company of all shares in Vital Health Sciences Limited not held by the Company and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration of the acquisition of shares in Vital Health Sciences limited in accordance with the terms of agreements between the vendors of shares in Vital Health Sciences Limited and the Company.
(ii) That the Company change its name to "Phosphagenics Limited" as from 9 February 2004.
(iii) That the Company approve the placement of 20,942,000 fully paid ordinary shares issued on 7 November 2003 at 25 cents per share.
(iv) That, in accordance with clause 59 of the Company's constitution, the maximum aggregate sum of non-executive directors' fees be set at $300,000 per annum.
(v) Discontinuing Operation.
The investment in Petrecycle Limited is to be disposed of through the payment of an in specie dividend on the basis of one Petrecycle Limited share for each 10 shares held in the company at 9 February 2004.

The financial effects of the above transactions have not been recognized in the financial report.

PHOSPHAGENICS LIMITED
(Formerly Vital Capital Ltd)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

20. NOTES TO THE CASH FLOW STATEMENT

(1) Reconciliation of Cash

For the purposes of the Cash Flow Statement, cash includes cash on hand and in banks, deposits at call and bills of exchange with a maturity date no later than three months. Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related Balance Sheet items as follows:

	2003 $	2002 $
Cash	2,311,753	2,196,023

(2) Reconciliation of Net Cash Used In Operating Activities to Operating Loss after Income Tax

	2003 $	2002 $
Operating Loss after Income Tax	(2,313,310)	(4,265,090)
Adjustment for Non-Cash Income and Expense Items:		
Realised Losses/(Profits) on Marketable Securities	(70,000)	-
Unrealised Losses/(Profits) on Marketable Securities	(13,782)	240,234
Depreciation	23,943	28,035
Net Expense from Aggregate Share of Associates':		
Loss from Ordinary Activities after Tax	1,529,227	2,338,356
Diminution of investments in associates	62,032	803,970
Changes in Assets and Liabilities:		
(Increase)/Decrease in Receivables	(34,249)	4,045
Decrease in Payables	(5,235)	(26,069)
Increase in Other Current Assets	(10,229)	(22,045)
Net Cash Used In Operating Activities	(831,603)	(898,564)

21. FINANCIAL INSTRUMENTS: INTEREST RATE RISK AND CREDIT RISK

The Company manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the Board of Directors. The Company does not engage in any significant financial instrument transactions, which are speculative in nature.

Interest Rate Risk Exposure

Exposure to interest rate risks on financial assets and liabilities are summarised as follows:

2003	Non Interest Bearing $	Floating Interest Rate $	Total $
Financial Assets			
Cash - Current	-	2,311,753	2,311,753
Accounts Receivable - Current	65,708	-	65,708
Equity Accounted Investments – Non Current	11,353,629	-	11,353,629
	11,419,337	2,311,753	13,731,090
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	25,115	-	25,115
Net Financial Assets	11,394,222	2,311,753	13,705,975
2002			
Financial Assets			
Cash - Current	-	2,196,023	2,196,023
Accounts Receivable - Current	31,459	-	31,459
Equity Accounted Investments – Non Current	8,871,368	-	8,871,368
	8,902,827	2,196,023	11,098,850
Weighted Average Interest Rate	-	4.8%	
Financial Liabilities			
Payables - Current	30,350	-	30,350
Net Financial Assets	8,872,477	2,196,023	11,068,500

Credit Risk Exposure

The maximum credit risk exposure of financial assets excluding investments is represented by the carrying amounts of assets recognised in the balance sheet net of any provisions for losses. The credit risk in respect of cash assets is minimised as counter-parties are recognised financial institutions with acceptable credit ratings of AAA, determined by a recognised rating agency.

	2003 $	2002 $
22. DIVIDEND IMPUTATION		
Balance of Franking Account at Year End	-	-

23. COMMITMENTS FOR EXPENDITURE

Non-cancellable operating lease commitments are:

	2003 $	2002 $
Not later than one year	102,729	90,400
Later than one year but not later than 5 years	246,549	-
	349,278	90,400

Non-cancellable operating leases relate to the rent of office accommodation for a period of 10 months. The company has an option to extend its rental lease for a further period of 3 years.

24. STATUTORY INFORMATION

The registered office of the Company is Level 2, 90 William Street, Melbourne, Victoria 3000.

The Company was incorporated and is domiciled in Australia.

The number of employees at 31 December 2003 is 0 (2002: 1).


RECEIVED
2005 DEC -6 P 1:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

26 July 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : PHOSPHAGENICS LIMITED

SCIENTIFIC ADVISORY BOARD

The Board of Directors is pleased to advise that Professor Ishwarial Jialal has accepted an invitation to join the Company's Scientific Advisory Board.

Attached for release to the market is a copy of the news release to be made by the Company.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\jialal

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


PHOSPHAGENICS

26 July 2004

Phosphagenics expands Scientific Advisory Board

Internationally renowned clinician and research scientist, Professor Ishwarlal Jialal, has accepted an invitation to join the Scientific Advisory Board of Phosphagenics Limited (ASX: POH).

Professor Jialal, who is doctor of medicine and a specialist in human nutrition, is placed in the top three leaders in the area of research when it comes to Vitamin E, cardiovascular disease and diabetes.

Born in South Africa, Professor Jialal is now a United States citizen. He is based at the UCD Medical Centre at the University of Califomia (Davis) in Sacramento. He has accepted many academic appointments over the years and has been the recipient of numerous awards and honours. Professor Jialal has been published in more than 200 scientifically reviewed publications and has received more than 70 grants, many involving millions of dollars, from the National Institute of Health in the US.

Professor Jialal also sits on several editorial boards, including the American Journal of Clinical Nutrition.

Phosphagenics chairman, Associate Professor Andrew Vizard, said Professor Jialal's appointment is further reinforcement that its patented technology is proven and underpins its strong revenue streams particularly from the United States.

The Scientific Advisory Board was formed in early 2004 and is chaired by Phosphagenics chief scientist Dr Simon West. Other members include Professor Angelo Azzi from the University of Bern and Professor Frank Ng from Monash University. The Scientific Advisory Board's objective is to maintain and enhance the level of scientific rigour across the company's operations.

FURTHER INFORMATION:

Phosphagenics Limited vice-president of research and development, Dr Esra Ogru, 03 9605 5900 or Mobile 0402 080 846

Ends...


RECEIVED
2005 DEC -6 P 1:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

10 August 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

by electronic transmission

Dear Sir

re : USA SALES OF PATENTED VITAMIN E PHOSPHATE

The Board of Directors is pleased to advise that arising from the agreement with Zila, Inc ("Zila") the patented Vitamin E phosphate is now on sale throughout the US under the Zila Ester-E™ brand name.

Attached for release to the market is a copy of the Company's news release together with a copy of the release made by Zila on 2 August 2004.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\zila 10 08 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


PHOSPHAGENICS

For immediate release

10 August 2004

Australian patented Vitamin E on sale throughout US

Larry King leads US$6 million advertising blitz

ASX listed Phosphagenics Limited (ASX Code: POH) has confirmed that its patented Vitamin E phosphate is now on sale throughout the US, including the 3000-store Wal-Mart chain, under the Zila, Inc.(Zila) Ester-E™ brand name.

In November 2003, a long-term licence agreement was signed with NASDAQ listed Zila, Inc. granting exclusive rights in the dietary supplement market to Phosphagenics' patented Vitamin E phosphate in the United States, Canada and Indonesia.

Phosphagenics has received an up-front payment of US$500,000 for the rights and is entitled to receive ongoing royalties of between 10 and 17 per cent over the course of the agreement. Zila announced that Ester-E sales could ultimately exceed those of its leading Vitamin C brand Ester-C®, which has US sales of approximately US$30 million.

In its August 2, 2004 announcement, Zila advised that it has retained US personality Larry King as the national spokesperson for Ester-E. Advertising spots as part of a US$6 million advertising campaign include the CBS Evening News with Dan Rather, CBS Morning Show, ABC World News Tonight, NBC Nightly News and the Today Show.

Doug Burkett, Chairman, CEO and President of Zila, said: "After two years of research, development and commercial scale-up activities, we began commercial shipments in late May. We are pleased with initial sales at retail, especially in light of the fact that our extensive advertising campaign has only just begun.

"Ester-E has already set a new product launch sales record for Zila. In our fiscal fourth quarter, we sold essentially all of the Ester-E that we could manufacture in our first three months of commercial scale production. We trained new staff and added a second shift at our manufacturing facility late in the fourth quarter to double our output rate, and we will add a second Ester-E production line in fiscal 2005 to ensure that our capacity keeps pace with demand."

.../2

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 03 9605 5900 Facsimile: 03 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Ester-E has been launched under leading supplement brands in the US, including the Nature's Bounty, Sundown, American Health, Good and Natural, Spring Valley and Origins brands in health food stores, food retailers, pharmacy chains and mass market retailers.

Phosphagenics chairman Professor Andrew Vizard said that Zila has proven to be an excellent partner in the roll-out of our patented vitamin E phosphate product in North America.

"This is a significant commercial milestone for Phosphagenics and confirms the value of the intellectual property we hold for application to other major global food and supplement markets," Professor Vizard said.

Ends...

For further information:

Mr Bruce Butler
VP Nutraceuticals
Phosphagenics Limited
Tel: 03 9605 5900

Paul Conroy
Public Relations Exchange
Tel: 03 9607 4500

ZILA, INC. NEWS

5227 N. 7th Street • Phoenix, Arizona 85014 • (602) 266-6700 • Fax (602) 234-2264 • www.zila.com

For Immediate Release

Contact: Zila, Inc.
Doug Burkett, Ph.D.
602-266-6700

New Ester-E™ Product Now on Retail Shelves

Ester-C® Double-Digit Domestic Growth Continues

Phoenix, AZ – August 2, 2004 – Zila, Inc. (Nasdaq:ZILA) announced today that its Ester-E™ enhanced vitamin product is now on the shelves of several of the nation's largest retailers, with additional national distribution expected over the next several weeks. The Company also reported that fourth quarter Nutraceutical Division sales grew approximately 30% over the prior year quarter (excluding approximately $1.5 million in sales of discontinued saw palmetto products).

Like Ester-C®, Ester-E will be promoted directly to consumers through brand-building national advertising, which will begin this month. Larry King will continue his role in promoting the Ester brand, serving as the national radio spokesperson for Ester-E. Zila plans to nearly double its Ester brand marketing investment in its 2005 fiscal year over fiscal 2004, a program designed to continue the double-digit revenue increase of Ester-C and drive rapid growth of Ester-E.

Doug Burkett, Chairman, CEO and President of Zila, said, "After two years of research, development and commercial scale-up activities, we began commercial shipments in late May. We are pleased with initial sales at retail, especially in light of the fact that our extensive advertising campaign has not yet begun.

"Ester-E has already set a new product launch sales record for Zila. In our fiscal fourth-quarter, we sold essentially all of the Ester-E that we could manufacture in our first three months of commercial scale production. We trained new staff and added a second shift at our manufacturing facility late in the fourth quarter to double our output rate, and we will add a second Ester-E production line in fiscal 2005 to ensure that our capacity keeps pace with demand."

The launch of Ester-E fulfills a key commitment to Zila's shareholders — expanding Zila's array of branded, highly efficacious, patent-protected products, consistent with Zila's strategy to be a leader in preventative health care through enhanced body defense and pre-disease detection.

Ester-E tocopheryl phosphate is a concentrated form of a naturally occurring ester of vitamin E that protects Ester-E's antioxidant strength in the body until it is needed. Preliminary studies indicate potential advantages for Ester-E in absorption and in the support of cardiovascular health. Zila is conducting human clinical trials during fiscal 2005 to investigate additional potential health benefits.

"Our goal is for Ester-E to reshape the Vitamin E supplement market in much the same way that Ester-C has reshaped the market for Vitamin C," Dr. Burkett said. "At the same time, Ester-E introduces the Ester brand to a larger segment of nutraceutical customers and more than doubles the market potential for our Nutraceuticals business, all under a business model that includes patent protection, superior efficacy, and less seasonality."

About Zila

Zila, Inc., headquartered in Phoenix, is an innovator in preventative healthcare technologies and products, focusing on enhanced body defense and the detection of pre-disease states. Zila has three business units:

- Zila Biotechnology, a research, development and licensing business specializing in pre-cancer/cancer detection through its patented Zila Tolonium Chloride and OraTest® technologies.

- Zila Nutraceuticals, manufacturer and marketer of Ester-C® and Ester-E™, branded, highly effective forms of vitamins C and E for Whole Body Protection.

- Zila Pharmaceuticals, marketer of superior products to promote oral health and prevent oral disease, including ViziLite® oral examination kits, Peridex® prescription periodontal rinse and Zilactin OTC oral care products.

For more information about Zila, visit www.zila.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based largely on Zila's expectations or forecasts of future events, can be affected by inaccurate assumptions and are subject to various business risks and known and unknown uncertainties, a number of which are beyond the Company's control. Therefore, actual results could differ materially from the forward-looking statements contained herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, margins, profitability, cash flows and capital needs, including the continuation of double-digit revenue growth for Ester-C in fiscal 2005. In addition, a wide variety of factors could impact the Company's plans for its new Ester-E product, including, but not limited to, the difficulties in commercialization of the production process, controlling the costs to produce, market and distribute the product on a commercial scale and the Company's ability to do so with favorable gross margins and otherwise on a profitable basis; the inherent difficulty of gaining market acceptance for a new product in the mass market and especially in a mature market such as the one for vitamin E supplements; the ability of the Company to obtain a price for its Ester-E product that exceeds that of generic

forms of vitamin E; the competition from larger, more established companies with greater resources who are already producing vitamin E supplements; changes in raw material supplies that could result in production delays and higher raw material costs; difficulties in promoting consumer awareness for the new product; and the cost, timing and ultimate results of human efficacy studies. Further, there can be no assurances regarding the strength of the patent portfolio underlying Ester-E or whether patents will issue from any of the pending patent applications related to the tocopherol phosphate or its technology, or if the patents do issue, that any claims allowed will be sufficiently broad to cover the product or production process to effectively limit competition against Zila is uncertain. Although Zila intends to defend its proprietary rights, policing unauthorized use of intellectual property is difficult and any patents that may be issued relating to tocopherol phosphate or its production or to Ester-E may be challenged, invalidated or circumvented. Additionally, Zila and its Ester-C and Ester-E products are subject to risks associated with new federal, state, local or foreign legislation or regulation or adverse determinations by regulators under existing regulations, including the interpretation of and compliance with existing, proposed and future regulatory requirements and dietary ingredient regulations imposed by the U.S. Food and Drug Administration and other governmental authorities, such as the U.S. Federal Trade Commission with its regulatory authority over, among other items, the efficacy claims made in product labeling and advertising. For a more detailed description of these and other cautionary factors that may affect Zila's future results, please refer to Zila's Report on Form 10-K for its fiscal year ended July 31, 2003, and its Report on Form 10-Q for the three and nine months ended April 30, 2004, filed with the Securities and Exchange Commission.


RECEIVED
2005 DEC -6 P 1:-9


PHOSPHAGENICS

16 August 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

re : Phosphagenics Limited

Half-Yearly Report : Appendix 4D

Enclosed for release to the market is the Company's report for the half-year ended 30 June 2004 inclusive of the audited Statements of Financial Performance, Position, Cash Flows and Notes thereto.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\half-yearly report 30 06 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

Phosphagenics Limited

(ABN 32 056 482 403)

Appendix 4D

Half Year Report for the period ended on 30 June 2004

Table of Contents

Section 1 Title Page

Section 2 Highlights of Results, Dividends & Analysts Information

Section 3 Statutory Section 320 Accounts

- 3.1 Directors' Report & Declaration
- 3.2 Audit Review
- 3.3 Financial Report for the Half-Year ended 30 June 2004 including Notes

Section 4 Audit Alert

Section 2 : HIGHLIGHTS OF RESULTS , DIVIDENDS & ANALYSTS INFORMATION

Appendix 4D

PHOSPHAGENICS LIMITED

A.B.N 32 056 482 403

Half Year Report
Period Ended 30 June 2004

(Previous Corresponding Period: Half year ended 30 June 2003)

Results for announcement to the market

				$A'000
Revenues from ordinary activities	Up	12%	to	126
Profit (Loss) from ordinary activities after tax attributable to members	Up	49%	to	(1,609)
Net profit (Loss) for the period attributable to members	Up	49%	to	(1,609)

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend – Petrecycle Limited shares distribution	0.046627 ¢	N/A ¢
Previous corresponding period	N/A ¢	N/A ¢
Record date for determining entitlements to the dividend	9 February 2004	

Brief explanation necessary to enable the figures above to be understood:

1. For the half year, the Company returned an after tax operating loss of $1,608,841 (2003 loss: $1,076,157) inclusive of an equity accounted unrealised loss of $1,007,829 (2003 : $671,883) in unrealised equity losses arising from investments in unquoted securities; and

2. The distribution in specie of the Company's equity holding in Petrecycle Limited was on the basis of one Petrecycle Limited share for each ten Phosphagenics Limited shares held as at the Record Date of 9 February 2004.

Net Tangible Assets Per Security

Net tangible assets per security (with the comparative figure for the previous corresponding period):

	Current period	Previous corresponding period
Net tangible assets security	11.5 Cents	9.1 Cents

Investments in Associates

Details of Phosphagenics Limited's investments in associates at 30 June 2004, including the name of the associate, details of the reporting entity's percentage holding in each of these entities, the aggregate share of losses of these entities, details of contributions to net profit for each of these entities, and comparative figures for the previous corresponding period are presented below:

Name of Entity	Note	Holding	Aggregate Share of Profit (Losses)		Contribution to Net Profit	
		%	Current Period $A'000	Previous Corresponding Period $A'000	Current Period $A'000	Previous Corresponding Period $A'000
Adoil Pty Limited	(i)	-	-	(45)	-	(45)
Petrecycle Limited	(ii)	-	-	(362)	-	(362)
Vital Health Sciences Limited	(iii)	36.6	(1,008)	(265)	(1,008)	(265)
Total			**(1,008)**	**(672)**	**(1,008)**	**(672)**

Notes:

(i) Adoil is now a 100% owned subsidiary of Vital Health Sciences Limited.

(ii) The Company's interest in Petrecycle Limited was distributed to shareholders in the form of a dividend on the basis of one Petrecycle Limited share for each ten Phosphagenics Limited shares held as at the Record Date of 9 February 2004. The value as distributed by the Company was, in aggregate, $8,042,399 or the equivalent at 4.66 cents a Phosphagenics Limited share.

(iii) At the General Meeting of shareholders held on 29 January 2004 shareholders approved of the Company entering into Share Acquisition Agreements to acquire all of the issued capital of Vital Health Sciences Limited ('VHS') not already owned. The aggregate consideration being 297,294,235 new ordinary fully paid Phosphagenics Limited shares. Settlement of the acquisitions to be no later than 1 January 2005. At that time VHS will become a wholly-owned subsidiary of Phosphagenics Limited.

(iv) Foreign Accounting Standards

Currently there are no foreign accounting standards that impact upon the Company's accounting records. However, the introduction as from 1 January 2005 of International Financial Reporting Standards ('IFRS') will impact upon the Company. The Company has undertaken a review in relation to the recent listing on the London Stock Exchange's Alternative Investment Market, a copy of which is available on the Company's website. In respect of the adoption of IFRS the Company makes the following comment:

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the end of the current financial year.

The Board is continuing to monitor and prepare for the introduction of the standards in Australia and is of the opinion that the key differences in Phosphagenics Limited accounting policies, which will arise from the adoption of IFRS, are:

- **Intangible Assets**

Phosphagenics Limited's associate currently capitalises all Research & Development Expenditure in accordance with AASB1011 Accounting for Research and Development Costs and has also revalued internally generated intellectual property. These internally generated intangibles must be written back under the pending international standard AASB 138.

- **Goodwill**

Under the pending AASB 3: Business Combinations, goodwill is to be capitalised to the statement of financial position and subjected to an annual impairment test. Amortisation of goodwill is to be prohibited. Current accounting policy is to amortise goodwill in respect of its equity accounted investments on a straight line basis over 20 years.

- **Impairment of Asset Test**

Phosphagenics Limited currently determines the recoverable amount of an asset on the basis of the undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136 Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use.

- **Income Tax**

Phosphagenics Limited currently adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income.

Section 3 : STATUTORY SECTION 320 ACCOUNTS

As attached and inclusive of a full set of accounts per AASB 1029 together with the Audit Review report.

3.1 Directors' Report & Declaration
3.2 Audit Review
3.3 Financial Report for the Half-Year ended 30 June 2004 including Notes

Phosphagenics Limited

ABN 32 056 482 403

Financial Report

for the Half Year ended 30 June 2004

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 JUNE 2004

The Board of Directors of Phosphagenics Limited have pleasure in submitting the financial report of the Company for the half year ended 30 June 2004 and report as follows:

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the period:

CURRENTLY IN OFFICE:

Associate Professor Andrew Lancelot Vizard (Aged 46 years) BVSc (Hons) MVPM
Non-Executive Director since July 1999 and Chairman since October 2000

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe, the Australian Sheep Industry Cooperative Research Centre and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Ltd group.

Harry Rosen (Aged 55 years) B.A. (Psychology), LL.B.
Executive Director appointed to the Board on 7 June 1999

After practicing as a lawyer for more than 10 years, specialising in taxation and corporate law, Harry Rosen is currently a non-practicing attorney. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries. Mr Rosen holds no directorships of other public entities.

Mr Rosen is presently consulting to other technology companies and assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising and stock exchange listings. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a director off Petrecycle Limited and is a director of Vital Health Sciences Limited subsidiary companies.

Dr Ian Grant Pattison (Aged 53 years) BSc. (Hons) PhD.
Managing Director since 4 March 2004.

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD.

Dr Pattison was appointed as Managing Director on 4 March 2004 and is a director of Vital Health Sciences Limited.

Jonathan Lancelot Addison (Aged 52 years) B.Ec (Tas), ASIC, CFTP (Snr)
Non-Executive Director since 13 November 2002

Mr Addison has over 26 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, is currently the largest shareholder in Phosphagenics Limited with a declared entitlement to 17,640,552 shares being 11.9 per cent of the Company's issued voting share capital per the Form 604 as lodged with the Company in July 2001. This entitlement has since increased to 21,800,000 shares being 12.19 per cent of the current issued capital of 178,849,785 shares

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Audit, Compliance and Corporate Governance Committee.

Professor Anthony Stuart Rebuck (Aged 66 years) MB, BS (Hons), MD, FACP, FRCPC, FCCP
Non-Executive Director since 18 March 2004.

Professor Rebuck is CEO of Clinical Trials Victoria (CTV) and Professor of Medicine, Nursing and Health Sciences at Monash University.

CTV was formed in 2003 to secure innovative, world-class clinical research trials for Australia and is in collaboration with the Victorian Government, the Centre for Clinical Studies, Cancer Trials Australia, Melbourne Health and Neurosciences Victoria.

Professor Rebuck was previously Vice President and Regional Medical Director (Asia-Pacific) for GlaxoSmithKline.

He brings with him a great wealth of knowledge of the pharmaceutical industry. Professor Rebuck was appointed as a director on 18 March 2004.

Professor John Mills (Aged 64 years) BS, MD, FACP, FRACP
Non-Executive Director since 18 March 2004.

Professor Mills recently stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.
He currently hold professorial appointments at Monash University and at RMIT. Professor Mills is also

Managing Director of Advanced Diagnostic Concepts Ltd., a consulting physician at the Alfred and Austin Hospitals and a non-executive director of GBS Venture Partners Ltd.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills was appointed as a non-executive director on 18 March 2004. Professor Mills is a member of the Audit, Compliance and Corporate Governance Committee.

LEFT OFFICE DURING THE PERIOD:

Steve Korman (Aged 46 years) B. Ec., LL.B.
Non-Executive Director from 31 October 2002 to 11 February 2004
Executive Director and Managing Director from 23 October 2000 to 31 October 2002

Mr Korman practised as an attorney for five years, with an emphasis on mergers/acquisitions and corporate law. Since 1985 Steven has been Managing Director of a private investment company primarily involved in real estate development, equity investment and international trade. Mr Korman has also been involved in the development and commercialisation of Australian innovation and technology, overseeing licensing and associated intellectual property matters. He has considerable experience in capital raisings and project funding.

Mr Korman was a member of the Audit, Compliance and Corporate Governance Committee.

Mr Korman resigned as a director on 11 February 2004.

Alan David Fisher (Aged 51 years) B.Comm, FCA
Non-Executive Director from 23 October 2000 to 18 March 2004

Mr Fisher operates his own corporate advisory practice, Fisher Corporate Advisory Pty Limited, having left the international accounting firm of Coopers & Lybrand in 1997 after 23 years of service, the last 13 years of which was as a corporate finance partner. He has extensive commercial experience in the areas of acquisitions, mergers and divestments, equity and finance raisings, share and business valuations, development and venture capital, and corporate regulation and advice. Mr Fisher is also a Director of HRL Limited, Plantation Land Limited, Eco Equities Funds Management Limited and Amskan Limited.

Mr Fisher was a member of the Audit, Compliance and Corporate Governance Committee

Mr Fisher resigned as a director on 18 March 2004.

Peter John Lewinsky (Aged 50 years) B.Ec, FCA, FSIA, MBA.
Non-Executive Director from 7 June 1999 to 18 March 2004

With over 20 years experience in investment banking and stockbroking, Peter Lewinsky has been a Director in the Corporate Finance departments of Capel Court, Morgan Grenfell and McIntosh Securities and established his own corporate finance practice in 1991. Mr Lewinsky has specific experience in the areas of local and cross-border mergers and acquisitions, capital raisings, strategic planning, financial management, company reconstructions and valuations. He has been actively involved in corporatisation programs with various State governments, including the restructuring of government departments and outsourcing, and privatisation and reform programs. This work has provided Mr Lewinsky with a sound knowledge of government processes and policy frameworks. He has been appointed to numerous government and private sector boards and audit committees and has been retained as an adviser to a number of such committees. Mr Lewinsky holds B.Ec and MBA degrees, is a Chartered Accountant and is a Fellow of the Securities Institute of Australia. Mr Lewinsky holds no directorships of other public entities.

Mr Lewinsky was the Chairman of the Audit, Compliance & Corporate Governance Committee. Mr Lewinsky has an equity interest entitlement in Vital Health Sciences Limited. Mr Lewinsky resigned as a director on 18 March 2004.

Simon Michael West (Aged 61 years) Dip. App. Chem., B.Sc.
Non-Executive Director from 7 June 1999 to 18 March 2004

With over a 30 year career as an inventor of processes involving physical sciences, Simon West has had broad experience in the development of original solutions and the technical management of the resulting intellectual property for public companies. Mr West worked for 17 years with Kraft Foods Limited on projects such as the modification of curd, 'magnetic carbon', automation of jar arrangement and a calcium ion sensor transistor. Mr West worked on filter aid regeneration and invented, developed and directed the beta carotene process that is now the basis for the commercial success of Betatene Limited. Mr West invented the zinc tailings recovery process that was used as the basis for the public listing of Denehurst Limited and was involved as Joint Managing Director in the implementation of that technology. Mr West invented the crumbing of PET forming part of the Renew process and, with Harvey Snook, set up a pilot plant that was used as the basis for 'Innovations in the PET' which is now owned by Petrecycle Pty Limited. Mr West holds a Dip. App. Chem and B.Sc. degree with a double major in chemistry. Mr West has also been active in local government serving as the Mayor of a Council for one year and been involved in town planning, electricity supply and water supply. Mr West holds no directorships of other public entities.

Mr West has an equity interest entitlement in and is a director of Vital Health Sciences Limited Group.

Mr West resigned as a director on 18 March 2004.

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 JUNE 2004

RESULTS AND REVIEW OF OPERATIONS

The objective of the Company is the provision of equity capital to small to medium-sized Australian companies whose primary activities are not excluded activities as prescribed by the Pooled Development Fund Act. At 30 June 2004, the value of investments in listed and unlisted securities and options was $17,931,574 (2003: $11,797,619) at a cost of $9,116,438 (2003: $17,675,000).

For the half year, the Company returned an after tax operating loss of $1,608,841 (2003 loss: $1,076,156) inclusive of an equity accounted unrealised loss of $1,007,829 (2003 : $671,883) in unrealised equity losses arising from investments in unquoted securities.

During the period the Company made a distribution in specie of the equity investment held in Petrecycle Limited on the basis of one Petrecycle Limited share for each ten Phosphagenics Limited shares held as at the Record Date of 9 February 2004.

The aggregate value of the distribution in specie being $8,042,399 and was distributed at the rate of 4.66 cents per Phosphagenics Limited share held as at the Record Date.

In addition, during the period, the Company progressed with the Corporate Reconstruction as announced in 2003 and as considered by shareholders at the General Meeting held on 29 January 2004 with shareholders passing resolutions approving and ratifying the entry by the Company into Share Acquisition Agreements to acquire all of the issued capital of Vital Health Sciences Limited ('VHS') not already owned by the Company. The consideration for the acquisitions being the issue of 297,294,235 new ordinary fully paid Phosphagenics Limited shares. Settlement of the acquisitions to be no later than 1 January 2005.

In addition, the shareholders approved the change of company name to Phosphagenics Limited.

ROUNDING OF OFF AMOUNTS

The Company is a kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors' Report and financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors

Andrew Lancelot Vizard
Chairman

16 August 2004
Melbourne



Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PHOSPHAGENICS LIMITED FOR THE HALF YEAR ENDED 30 JUNE 2004

Scope

We have reviewed the financial report of Phosphagenics Limited for the half-year ended 30 June 2004 as set on pages 8 to 13. The Company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the Company's financial position and performance as represented by the results of its operations and its cash flows, and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the Company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Phosphagenics Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's financial position as at 30 June 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PKF
Chartered Accountants

R A Dean
Partner

16 August 2004
Melbourne

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' DECLARATION
FOR THE HALF YEAR ENDED 30 JUNE 2004

In the opinion of the directors of Phosphagenics Limited:

a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the Company's financial position as at 30 June 2004, and of its performance for the half year ended on that date; and

b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the directors

Andrew Lancelot Vizard
Chairman

16 August 2004
Melbourne

PHOSPHAGENICS LIMITED
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 30 JUNE 2004

	Note	30 June 2004 $'000	30 June 2003 $'000
REVENUES FROM ORDINARY ACTIVITIES		126	112
Employee and Directors Benefits Expense		(173)	(81)
Occupancy and Communication Expenses		(70)	(71)
Consulting and Professional Services		(301)	(215)
Administrative Expenses		(65)	(29)
Depreciation		(10)	(12)
Other Expenses from Ordinary Activities		(113)	(109)
Share of Net Losses of Associates Accounted for by Using the Equity Method		(1,008)	(672)
Diminution of Investments in Unlisted Securities		-	-
Unrealised Gain on Marketable Securities		5	-
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(1,609)	(1,077)
Income tax expense relating to ordinary activities		-	-
NET LOSS		(1,609)	(1,077)
Net movement in asset revaluation reserve	4	(8,042)	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(8,042)	-
Total changes in equity other than those resulting from transactions with owners as owners		(9,651)	(1,077)
Basic earnings per share (cents per share)		(0.09 cents)	(0.71 cents)
Diluted earnings per share (cents per share)		(0.09 cents)	(0.71 cents)

PHOSPHAGENICS LIMITED
CONDENSED STATEMENT OF FINANCIAL POSITION
FOR THE HALF YEAR ENDED 30 JUNE 2004

		30 June 2004 $'000	31 December 2003 $'000
CURRENT ASSETS			
Cash assets		1,808	2,312
Receivables		34	66
Other Financial Assets		19	14
Other	Note 3	648	32
TOTAL CURRENT ASSETS		2,509	2,424
NON-CURRENT ASSETS			
Investments accounted for using the equity method		17,913	26,889
Property, plant and equipment		98	96
TOTAL NON-CURRENT ASSETS		18,011	26,985
TOTAL ASSETS		20,520	29,409
CURRENT LIABILITIES			
Payables		711	25
TOTAL CURRENT LIABILITIES		711	25
TOTAL LIABILITIES		711	25
NET ASSETS		19,809	29,384
EQUITY			
Contributed equity		39,778	39,701
Reserves		7,273	15,315
Accumulated losses		(27,242)	(25,632)
TOTAL EQUITY		19,809	29,384

The above statement of financial position is to be read in conjunction with the attached notes.

PHOSPHAGENICS LIMITED
CONDENSED STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 30 JUNE 2004

	30 June 2004 $'000	30 June 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Payments to suppliers and employees	(689)	(591)
Interest received	49	45
Other receipts from non operating activities	88	91
Net GST movement	54	26
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(498)	(429)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for investments	(74)	-
Dividends received	1	-
Purchase of property, plant and equipment	(10)	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(83)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from exercise of options	77	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	77	-
NET DECREASE IN CASH HELD	(504)	(429)
Cash at beginning of period	2,312	2,196
CASH AT THE END OF PERIOD	1,808	1,767

The above statement of cash flows is to be read in conjunction with the attached notes.

NOTE 1 - BASIS OF PREPARATION

(a) Basis of Accounting

The half year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1029 "Interim Financial Reporting". The 30 June 2004 half year financial report is to be read in conjunction with financial report for the year ended 31 December 2003 and any public announcements made by Phosphagenics Limited during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(b) Adoption of International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the end of the current financial year.

The impact of IFRS on the Company has been documented at 31 December 2003 in a financial report prepared as a requirement of listing on the Alternative Investment Market – United Kingdom, a copy of which is available on the Company's website.

The Board is continuing to monitor and prepare for the introduction of the standards in Australia and is of the opinion that the key differences in Phosphagenics Limited accounting policies which will arise from the adoption of IFRS are:

- **Intangible Assets**

Phosphagenics Limited's associate currently capitalises all Research & Development Expenditure in accordance with AASB1011 Accounting for Research and Development Costs and has also revalued internally generated intellectual property. These internally generated intangibles must be written back under the pending international standard AASB 138.

- **Goodwill**

Under the pending AASB 3: Business Combinations, goodwill is to be capitalised to the statement of financial position and subjected to an annual impairment test. Amortisation of goodwill is to be prohibited. Current accounting policy is to amortise goodwill in respect of its equity accounted investments on a straight line basis over 20 years.

- **Impairment of Asset Test**

Phosphagenics Limited currently determines the recoverable amount of an asset on the basis of the undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136 Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use.

- **Income Tax**

Phosphagenics Limited currently adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income.

Notes of a type normally included in an annual financial report are not included.

The accounting policies adopted in the preparation of the half year financial report are consistent with those adopted and disclosed in the 31 December 2003 annual financial report.

NOTE 2 - SEGMENT INFORMATION

The Company operates as a registered Pooled Development Fund. The Company's only primary business segment is investment and its only secondary geographical segment is operating in Australia.

NOTE 3 - SIGNIFICANT AFTER BALANCE DATE EVENTS

The Company has applied and been granted a listing on the London Stock Exchange's Alternate Investment Market (AIM). This listing occurred on 29 July 2004 and raised GBP350,000 being the equivalent of approximately A$915,000. Anticipated costs of $648,200 in relation to this capital raising has been accrued and will be offset against the capital amount raised. The Company has provided a direct link to the website of the London Stock Exchange on its own website : www.phosphagenics.com.

NOTE 4 - ASSET REVALUATION RESERVE

The Company's interest in Petrecycle Limited was distributed via an in specie dividend on 27 February 2004 to eligible shareholders on the basis of one share for each 10 shares held. The total value of the in specie dividend was $8,042,399 with each share costing $0.04662711856.

NOTE 5 - COMPANY RESTRUCTURE

Effective 29 January 2004 Vital Capital Limited, pursuant to a resolution of shareholders in General meeting, changed its name to Phosphagenics Limited. The Company's ASX security codes are now: Shares ('POH') and for Options ('POHOB').

As a result of the resolutions put to shareholders at the General Meeting on 29 January 2004 the Share Acquisition Agreements with the vendor shareholders of Vital Health Sciences Limited ('VHS') have been approved whereby the Company will acquire all of the issued capital of VHS not already owned for the issue of 297,294,235 new ordinary fully paid Phosphagenics Limited shares. Settlement of the acquisition of the VHS shares is to be by no later than 1 January 2005. As the Settlement will generate an investment that will exceed the guidelines set out in the Pooled Development Act the Board of Directors is reviewing the Company's ongoing status as a registered pooled development fund. The Company will keep share and option holders appraised of this matter.

NOTE 6 - CONTINGENT LIABILITIES

As at 31 December 2003 there was a contingent liability in respect of Vital Health Sciences Limited (VHS), an associate company.

A former consulting firm to VHS had lodged a claim for fees. VHS rejected this claim and lodged a counterclaim. The maximum amount that may have become payable was $51,000. As a result the actions by VHS the claims were withdrawn and as at 30 June 2004 and as at the date of this report there are no contingent liabilities.

NOTE 7 - COMMITMENTS

At a General Meeting of members of Phosphagenics Limited held on 29 January 2004, the members approved the acquisition by the Company of all the shares in Vital Health Sciences Limited ('VHS') not held by the Company; and the issue by the Company of 297,294,235 ordinary shares credited as fully paid in consideration of the acquisition of the VHS shares in accordance with the terms of agreements between the vendors of shares in VHS and the Company with Settlement to be no later than 1 January 2005.

Section 4 : AUDIT ALERT

As at 30 June 2004 and as the date of this Report there are no matters of dispute or qualification or likely dispute or qualification.

With regard to the new international accounting standards attention is drawn to the notes contained in Sections 2 and 3 of this Report


PHOSPHAGENICS

8 October 2004

The Manager
Companies Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : **Phosphagenics Meets with US FDA to discuss Development Program for New Morphine Product**

In an important milestone Melbourne based biotechnology company Phosphagenics Limited (ASX Code: POH) recently met with the US Food and Drug Administration's Division of Anesthetic, Critical Care and Addiction Drug Products (FDA) to review and discuss its development program for a new transdermal morphine product. This new product, which utilizes Phosphagenics' patented transdermal technology, is known as TPM-01/M.

Phosphagenics Vice President of Research and Development, Dr Esra Ogru said she would be meeting the FDA again in 2005.

"Our initial contact with the FDA was helpful and the agency offered guidance for moving forward.

"These ongoing discussions with the FDA are critical if we are to accelerate the final pre-clinical and early clinical program for our drug.

"The US morphine market is estimated at US$450 million a year. The only other transdermal painkiller currently available is Fentanyl (Duragesic). Fentanyl sales exceed US$1.3 billion per year and have grown exponentially since technology was developed to allow Fentanyl to be delivered transdermally rather than orally".

Previous animal studies conducted by Monash University and the Department of Primary Industries (Victoria) have proven that the Phosphagenics patented transdermal technology has been successful in delivering morphine through the skin. These trials showed that the compound can provide an analgesic effect for up to six hours following a single administration.

This breakthrough built on previous research conducted at Monash University that demonstrated that the same technology could be used to deliver estrogen, testosterone and atropine through animal skin.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403

Phosphagenics has commenced discussions with pharmaceutical companies interested in its platform technologies. Although discussions are at an early stage the response from these companies have been positive.

ends

For further information:
Dr Esra Ogru
Phosphagenics Limited
Tel: 03 9605 5900

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\fda 08 10 04




PHOSPHAGENICS

12 October 2004

The Manager
Companies Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : INTERNATIONAL TRIALS HAVE COMMENCED EXAMINING APA-01 AND STATINS IN PREVENTING HEART DISEASE.

The University of Bern (Switzerland), University of California (Sacramento USA) and Monash University (Melbourne, Australia), have commenced major animal trials on Phosphagenics' patented drug APA-01.

The application of the drug APA-01 for the treatment and prevention of cardiovascular disease will be investigated under the guidance of Professors Angelo Azzi and Ishwarial Jialal. Additionally, the research will focus on the ability of APA-01 to improve the absorption and efficacy of statins. Statins (cholesterol reducing agents) are the world's largest selling drugs but are poorly absorbed by the body.

APA-01 is a unique anti-inflammatory agent that has strong potential as a major new weapon against heart disease - the Western World's biggest killer. About one million people die of heart disease each year in USA alone. The animal trials are a progression from the previous successful in vitro studies conducted by Paragon Laboratories at The Johns Hopkins University (Baltimore, Maryland, USA) that demonstrated that APA-01 directly inhibits all the aggravating elements in the progression of heart disease.

The large-scale animal studies that have begun will focus on achieving benefits in the cardiovascular health in well-known animal models for the disease. The studies will comprise of several treatment groups, to investigate the benefits of APA-01 alone, and in combination with the largest-selling statins. The trial will conclude during the first quarter of 2005.

Phosphagenics expects to commence USA based human clinical trials in the first half of 2005.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000

Heart disease has been estimated to cost Australia A$3.7 billion a year and the United States of America US$100 billion a year. In 2003, the total global sales for statins were well over US$20 billion with Lipitor leading the market. The first, second and sixth ranking pharmaceuticals by cost in Australia in 2003 were all statins – Lipitor (A$336m); Zocor (A$311m); and Pravachol (A$108m).

Two of the market leaders currently researching compounds that will directly treat heart disease are Esperion Biotech (www.pfizer.com) and Atherogenics (www.**atherogenics**.com). . The first (Esperion Biotech) was recently taken over by Pfizer for US$1.3 billion and Atherogenics is presently valued at US$1.1billion following the completion of its phase 2 human study.

Professors Azzi and Jialal currently sit on the Phosphagenics Scientific Advisory Board chaired by Dr Simon West.

Professor Azzi is based at the University of Bern in Switzerland and Professor Jialal is located at the UC Davis Medical Centre at the University of California in Sacramento, USA.

Ends

For further information:
Dr Esra Ogru
Phosphagenics Limited
telephone : (03) 9605 5900

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\trials12 10 04


PHOSPHAGENICS

27 October 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

by electronic lodgement

Dear Sir

re : Phosphagenics Limited

Cohen Independent Research Group Report

Recently, Phosphagenics Limited commissioned the Cohen Independent Research Group Inc ("Cohen") to conduct a report/evaluation of the Company. The Cohen report, dated 22 October 2004, was released overnight.

The report, in its entirety, can be viewed on the Company's website at www.phosphagenics.com or at the Cohen website at www.cohenresearch.com.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\cohen

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5000 Facsimile: 61 3 9605 5999


PHOSPHAGENICS

3 November 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

by electronic lodgement

Dear Sir

re : Phosphagenics completes further U.K. placement to fund expansion of pharmaceutical activities

Attached for release to the market is a news release to be made by the Company.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\uk placement

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999


PHOSPHAGENICS

For immediate release

3 November 2004

PHOSPHAGENICS COMPLETES FURTHER UK PLACEMENT TO FUND EXPANSION OF PHARMACEUTICAL ACTIVITIES

Phosphagenics Limited (ASX Code: POH), late yesterday concluded agreements to raise approximately £1.75m in new capital by way of a placement of around 18,000,000 fully paid ordinary shares at approximately 23.5 cents (Australian) per share. All placement shares will rank equally in all respects with the existing ordinary shares in POH.

Phosphagenics managing director Dr Ian Pattison said the funds raised will be used to help accelerate and extend development of POH's burgeoning pharmaceutical program.

"POH is presently in discussions with several pharmaceutical companies and research institutions relating to the application of its platform technologies to various drugs, which had not previously been evaluated by POH. These discussions arise out of approaches made to the Company. The Company will report the outcome of these discussions to the market as soon as any firm commitments are made," he said.

On 29 July 2004, POH announced that its shares would be listed and quoted on the London Stock Exchange Plc's Alternative Investment Market "AIM". At the time of the announcement POH also announced the placement of 6,363,650 shares at 13.3 cents (Australian).

Dr Pattison said this announcement of a further placement in the UK market indicates POH's commitment to establish itself as an international company, its commitment to the AIM market, and to its commitment to increasing liquidity of its shares internationally.

The appropriate notice will be made as soon as the specific number of shares to be placed is finalised.

For further information please contact:

Dr Ian Pattison
Managing Director
Phosphagenics Limited
Tel: 03 9605 5900


PHOSPHAGENICS

17 November 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

by electronic lodgement

Dear Sir

re : BAKER HEART RESEARCH INSTITUTE AND PHOSPHAGENICS LIMITED ALLIANCE

Enclosed for release to the market is a news announcement as prepared and to be released by Baker Institute today announcing that the Baker Heart Research Institute in Melbourne and Phosphagenics Limited are combining to develop a potential drug for diabetes and cardiovascular disease.

As noted in the release, the Institute has identified a chemical entity that is amenable to the advanced technology developed and patented by the Company.

The two parties have formed an alliance to explore the application of the Company's phosphorylation technology for the potential drug. The outcome would be a new agent for the treatment of diabetes and the prevention of associated heart diseases.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p:\asx\baker

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


Baker
Heart Research Institute

Media Release: Melbourne, November 17, 2004

Powerful Team to Fight Disease

The Baker Heart Research Institute in Melbourne and Phosphagenics Limited are combining to develop a potential drug for diabetes and cardiovascular disease.

Professor Little, Head of the Cell Biology of Diabetes Laboratory at the Baker Heart Research Institute has identified a new chemical entity that is amenable to the advanced technology developed and patented by Phosphagenics.

The Phosphagenics phosphorylation technology uses complexation or covalent modification techniques to extend and improve the action of many drugs.

The two parties have formed an alliance to explore this concept for the potential drug. The outcome would be a new agent for the treatment of diabetes and the prevention of associated heart disease.

Background

The epidemic of obesity in the developed and now developing world leads to the occurrence of "insulin resistance" which is called the "Metabolic Syndrome" and is a recognised risk factor for cardiovascular disease. Extended periods of insulin resistance lead to the onset of Type 2 diabetes. Up to 25% of the adult population in Australia have impaired glucose metabolism (AusDiab Study data) and this level is similar in other developed countries. Type 2 diabetes accelerates atherosclerosis and places cardiovascular disease as the largest cause of premature and potentially avoidable mortality in this population.

It has been recognised recently that fat is not a benign substance and the fat cell mass deposited in the abdomen – "central obesity" – releases a variety of inflammatory cytokines and fatty acids that are toxic to the body by blocking the action of insulin particularly in skeletal muscle. Insulin normally promotes the uptake of glucose into skeletal muscle where it is stored as glycogen. When this system fails the glucose accumulates in the blood stream causing hyperglycemia and ultimately Type 2 diabetes when the body is unable to produce sufficient insulin to manage the glucose load. The raised levels of insulin and glucose combine with other factors to accelerate the development of atherosclerosis – "hardening of the arteries".

Atherosclerosis develops as "plaques" on the inside of blood vessels – it is now known that it is not the hardness but indeed the softness of these plaques that is dangerous – the acute rupture of a plaque of an artery in the heart causes blockage, death of heart muscle and a heart attack. This is the major risk for people with diabetes and the major cause of premature mortality.

The new chemical entity is based on an existing molecule which is known to improve insulin resistance and also separately to exhibit anti-atherogenic activity in cell, animal and human studies. The research will establish if the phosphorylation by complexation or molecular modification can improve and increase its activity.

An initial research program carried out in the laboratory of Professor Little at the Baker Institute will establish the activity of the new compound (both as a complex and a new molecule entity). The first experimental program is expected to be competed in six months.

Potential Outcome

The new drug when fully developed would represent an oral therapy for the simultaneous treatment of Type 2 diabetes and cardiovascular disease. This is similar to the "statin" class of drugs, which simultaneously treat high blood cholesterol and cardiovascular disease.

ends

About the Baker Heart Research Institute

The Baker Heart Research Institute is Australia's leading multi-faceted heart research institute with major interests in all aspects of cardiovascular disease and its antecedents including diabetes.

About Phosphagenics Limited

Phosphagenics Limited is a public company, based in Melbourne, Australia. Its shares are co-listed on the Australian Stock Exchange (ASX: POH) and the Alternative Investment Market (AIM: PSG).

Phosphagenics invests in unique Australian ideas and innovations, focusing on pharmaceuticals and vitamins. It is in the process of commercialising its patented technology around the world.

Contacts:

Professor Peter Little
Head of the Cell Biology of Diabetes Laboratory
Baker Heart Research Institute, Melbourne Australia and
Adjunct Professor, RMIT University.
Tel: +61 3 8532 1203; Mob. 0417 530 981
Email: peter.little@baker.edu.au

Dr Esra Ogru
Vice President R&D
Phosphagenics Limited
Tel: +61 3 9605 5900, Mob: 0402 080 846
Email: eogru@phosphagenics.com


RECEIVED
2005 DEC -6 P 1:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

23 November 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Major global pharmaceutical company endorses Phosphagenics' science

Signifying a growing acceptance of its patented revolutionary science, Melbourne based biotechnology company Phosphagenics Limited (ASX Code: POH and AIM Code: PSG) has announced its second commercial arrangement for its pharmaceutical division within the past week.

Phosphagenics has signed a Material Evaluation Agreement with one of the world's leading pharmaceutical companies. The US based company will test the applicability of Phosphagenics' platform transdermal (delivery of a drug through the skin) technology in its own patented system.

Phosphagenics Managing Director, Dr Ian Pattison said that three drugs have been selected for initial testing and provisions have been made in the agreement for trials of a further seven drugs within the next six months.

The tests will be conducted by the company in the US in consultation with Phosphagenics' R & D team.

Vice-President of Research and Development for Phosphagenics, Dr Esra Ogru said this is a step along the way to establishing the breadth of our platform transdermal drug delivery technology with a pioneer in this area.

"While pre-clinical trials have so far concentrated on transdermal delivery, the greatest application of our technology will be to oral delivery where we have identified over 300 drugs that could be enhanced by our technology," she said.

The signing of the Material Evaluation Agreement follows the recent announcement of a commercial arrangement with the Baker Heart Research Institute. Phosphagenics and the Baker Heart Research Institute have agreed to jointly develop and commercialise a drug previously used for the treatment of diabetes that could potentially become a drug for the treatment of cardiovascular disease.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

Phosphagenics has already announced that it is undertaking Phase I studies, as approved by the US Food and Drug Administration (FDA), to apply its patented drug delivery technology to morphine.

For further information contact:

Dr Esra Ogru
Vice-President Research and Development
Phosphagenics Limited
Tel: 03 9605 5900 Mob: 0402 080 846
Email: eogru@phosphagenics.com

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\arrangement 22 11 04


PHOSPHAGENICS

15 December 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : AusIndustry grant to fund human trials of new morphine product

Phosphagenics Limited (ASX Code: POH; AIM: PSG) is pleased to announce that it has today been offered an R&D START grant of $1.7 million delivered through AusIndustry to assist funding of the Phase 1 and Pre-Phase 2 human trials for the transdermal delivery of morphine for pain management.

Phosphagenics Limited Managing Director, Dr Ian Pattison said, "This is great news for the company. "As a result of this grant, we will progress approved human studies of our transdermal morphine product early in the New Year. The studies are expected to be completed in two stages in the first and second halves of 2005, providing a very important progression towards drug registration."

Previous animal studies conducted by Phosphagenics have proven that our patented transdermal technology has been successful in delivering morphine through the skin with ease and provides an analgesic effect for up to six hours following a single administration.

An expert panel evaluated the application, which was in the name of Phosphagenics' subsidiary company Vital Health Sciences Limited (VHS). A rigorous set of criteria is applied to such applications and the AusIndustry R&D START grants are awarded on a merit basis.

"It is very encouraging to have the expert panel approve our application. This funding is also very timely as it allows us to accelerate the program for drug registration. In combination with our other recent fund raising it ensures that we have sufficient funds to carry out all our currently planned programs over the next 18 months.

"Morphine is currently administered via intravenous drip, injection or tablet but has never been successfully delivered transdermally. We expect that a transdermal morphine product will have a substantial impact on the $US1.8 billion market for pain management using restricted drugs.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

"The rigorous safety and efficacy data, coming from this work, also provides the basis for further development of Phosphagenics' transdermal delivery platform technology for a range of drugs and complements the recently announced collaboration with a leading global pharmaceutical company that is now evaluating our patented transdermal delivery system," Dr Pattison said.

For further detail please contact:

Dr. Ian Pattison
Managing Director
Tel: (03) 9605 5900
Fax: (03) 96055999

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\human trials 15 12 04






PHOSPHAGENICS

17 December 2004

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : PHOSPHAGENICS LIMITED (ASX CODE : POH, AIM CODE : PSG)

UK EQUITY RAISING

Further to the Company's announcement on 3 November 2004 wherein it advised that arrangements had been concluded to place around 18 million new shares with UK investors at an expected issue price of 9.5 p a share.

The Boards of Directors is pleased to advise that 174 valid applications have been received from UK investors for 16,113,000 new ordinary shares. The new shares were placed at:

10,118,000	shares at 9.5 p	(approx A$0.24)
5,995,000	shares at 10.0 p	(approx A$0.255)
16,113,000		

thereby raising an aggregate of GBP 1,560,710 which equates to around A$3.9 million.

The Board of Directors has today allotted the above 16,113,000 new ordinary fully paid shares and encloses an Appendix 3B Notice applying for quotation of these new shares under the security code of "POH".

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\uk equity raising 12 04

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,113,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	16,113,000 SHARE CONSISTING OF: 10,118,000 SHARES PLACED AT 9.5 P/A$0.24 5,995,000 SHARES PLACED AT 10.0 P/A$0.255 TO UK RESIDENT INVESTORS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,118,000 @ 9.5 P / A$0.24 5,995,000 @ 10.0 P / A$0.255
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	RAISING OF ADDITIONAL WORKING CAPITAL TO FUND THE COMPANY'S DEVELOPMENT PROGRAMME FOR PHARMACEUTICAL AND NUTRACEUTICAL PRODUCTS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	THURSDAY 17 DECEMBER 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
202,539,779	ORD ("POH")
59,695,727	OPTIONS ("POHOB")

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL SHARES TO RANK EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | |

33 +Despatch date | |

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 DECEMBER 2004
(Company Secretary)

Print name: MOURICE GARBUTT

p:\asx\3b uk placement 17 12 04

+ See chapter 19 for defined terms.


PHOSPHAGENICS

7 January 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

Phosphagenics Limited

Top 20 Shareholdings

Further to the Company's announcement on 31 December 2004 of the issue of shares to complete the acquisition of the issued capital of Vital Health Sciences Limited.

Enclosed for release to the market is a schedule of the Company's Top 20 shareholdings following the above allotment of shares.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\top 20 07 01 05

	PHOSPHAGENICS LIMITED - "TOP 20" HOLDERS : 04 01 05		
	Shareholding Accounts	No. Shares	%
1	JOGRA NOMINEES PTY LTD	61,367,143	12.278
2	PAROHA NOMINEES PTY LTD	61,367,143	12.278
3	H SNOOK PTY LTD	34,039,529	6.810
4	ANZ NOMINEES LIMITED	28,295,879	5.661
5	ZAHOVETTE PTY LTD	15,557,867	3.113
6	OAKMOR PTY LTD	15,299,926	3.061
7	BEDISON PTY LTD	12,027,690	2.406
8	GLENCAN PTY LTD	11,120,994	2.225
9	COMPUTERSHARE COMPANY NOMINEES LIMITED	10,723,875	2.145
10	DECOLAND HOLDINGS PTY LTD	8,325,323	1.666
11	BRUCE ROBERT BUTLER	7,626,406	1.526
12	LINDMARK INVESTMENTS PTY LTD	6,934,386	1.387
13	DALSEY PTY LTD	6,877,323	1.376
14	PARADYCE PTY LTD	6,101,123	1.221
15	SHYNEY PTY LTD	6,020,800	1.205
16	VOLPAIA CONSULTANTS PTY LTD	5,694,376	1.139
17	ANTHONY DEROSA	5,084,270	1.017
18	ERNEST SZOKE	5,084,270	1.017
19	RIJEM PTY LTD	5,041,901	1.009
20	TENBY PTY LTD	4,559,912	0.912
		317,150,136	63.451
	ISSUED CAPITAL	499,834,011	



31 March 2005

The Manager
Companies Announcement Office
Australian Stock Exchange Limited

Dear Sir

re : Phospha E significantly reduces animal blood cholesterol levels

Phosphagenics Limited today announced the results of successful animal trials showing that treatment with Phospha E (Phosphagenics' unique vitamin E product) reduced LDL-C (bad cholesterol) concentrations in blood by up to 40%. This level of efficacy is unique for a supplement and is similar to that seen with cholesterol lowering drugs that used the same animal model.

This work, conducted by Monash University at the Department of Biochemistry and Molecular Biology, is part of the work necessary to progress Phospha E from test tube to human trials.

"The current study extends the earlier positive *in vitro* findings and further demonstrates the potential of Phospha E to prevent cardiovascular disease," said Dr Esra Ogru, vice-president research & development.

These results indicate that Phospha E has the potential to reduce elevated cholesterol, triglyceride and LDL levels in humans. The animal model chosen for the trials is commonly used in cardiovascular research as it mimics many of the properties observed clinically as part of the progression of human heart disease, and it has been used with most of the currently marketed drugs that lower blood lipids.

In the trials, mice were placed on a high cholesterol diet for eight weeks under controlled conditions. Either Phospha E or regular Vitamin E was administered at comparable doses on a daily basis starting four weeks after the commencement of the high cholesterol diet.

Bad cholesterol (LDL-C) was reduced by up to 40% after two weeks of treatment with Phospha E supplementation. There was no significant change in good cholesterol levels (HDL-C) in these mice. Another heart disease risk factor, plasma triglycerides, was also reduced by 44% after four weeks.

In marked contrast to Phospha E, no changes in blood lipid concentrations were observed in mice fed with the regular Vitamin E. This is in line with the results from other researchers reported in academic literature.

Heart disease is one of the major killers in Western societies. A number of factors are instrumental in causing heart disease, including elevated cholesterol. It has been estimated that heart disease costs Australia $3.7 billion a year and in the USA $100 billion.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

A commercial form of the Phospha E product is sold in the USA and Phosphagenics is working to extend the distribution globally.

For further information, contact Dr Esra Ogru, vice-president research and development on 61 3 9605 5900 or 0402 080 846

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p\asx\phospha e 31 03 05


PHOSPHAGENICS

12 April 2005

The Manager
Companies Announcement Office
Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Limited and Swisse Vitamins Pty Ltd Agreement

The Board of Directors of Phosphagenics Limited ("Phosphagenics") is pleased to announce that the Company has signed a Letter of Intent with Swisse Vitamins Pty Ltd ("Swisse Vitamins") for the supply of its patented Vitamin E phosphate ("Phospha E") for sale in the dietary supplement market in Australia

Attached for release to the market as part of this announcement is a copy of the media announcement to be released by the Company

For further information, contact Dr Ian Pattison, Managing Director on 61 3 9605 5900.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p:\asx\phospha e 12 04 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999


PHOSPHAGENICS

12 April, 2005

Phosphagenics Ltd and Swisse Vitamins Pty Ltd reach agreement for breakthrough Vitamin E phosphate

ASX and AIM listed Phosphagenics Limited ("Phosphagenics") today announced the signing of a Letter of Intent to supply its patented Vitamin E phosphate (Phospha E) to the leading Australian company Swisse Vitamins Pty Ltd ("Swisse Vitamins"), for sale and promotion in the dietary supplement market in Australia.

Phosphagenics' Managing Director Ian Pattison said he was looking forward to a successful partnership with Swisse Vitamins.

"This is a significant commercial milestone for Phosphagenics, as well as being excellent news for Australian consumers who will be able to take advantage of the health benefits of our new product," said Dr Pattison.

Phospha E is a new patented form of Vitamin E providing rapid absorption, anti-inflammatory activity and regulated anti-oxidant protection. Phosphagenics recently announced positive results for Phospha E in animal trials showing its potential to reduce the factors that increase the risk of cardiovascular disease.

Swisse Vitamins, Australia's No.1 selling brand of multivitamins for women and men, is renowned for its passion for consumers' health and investing heavily in medical research. Swisse Vitamins is one of the only multivitamins in the world that has proven benefits based on randomised, placebo controlled, double blind clinical studies - the most rigorous of scientific evidence.

Swisse Vitamins Managing Director Michael Saba said both consumers and consequently shareholders can expect some great benefits.

"This new, scientifically proven, Phospha E is a bio-tech breakthrough. It's the only patented Vitamin E phosphate that has remarkable anti-inflammatory action and antioxidant protection. The potential benefits for cardiovascular health and disease prevention are endless," said Mr. Saba

Swisse Vitamins will be granted a 12 month exclusive agreement to sell Phospha E under their brand name. The primary territory will be Australia with other countries also to be considered.

Under the deal, Swisse Vitamins will sell the Phospha E under its label to the dietary supplement market. It will be formulated into its flagship Swisse Vitamins Men's and Women's Ultivite Multivitamins Antioxidants and as a stand alone soft gel capsule.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000

Dr Pattison said Phosphagenics currently has commercial arrangements for sale of its dietary supplement product in North America and its personal care product globally. The agreement with Swisse Vitamins is a further step in extending the market coverage and increasing Phosphagenics' global share of the growing industry.

For further information, contact:

Dr Ian Pattison
Managing Director
Phosphagenics Limited
+613 9605 5900


PHOSPHAGENICS

15 April 2005

The Manager
Company Announcements Office
The Australian Stock Exchange

Dear Sir

re : Phosphagenics Limited

Animal trials show new patented drug significantly reduces the leading cause of heart disease

The Board of Directors is pleased to announce the successful completion of an animal trial demonstrating that the Company's new patented drug, APA-01, can greatly slow or prevent the development of atherosclerosis, the leading cause of heart disease in the western world.

Attached for release to the market as part of this announcement is a copy of a media release to be made by the Company.

For further information contact:

Dr Esra Ogru
telephone + 613 9605 5900

Yours sincerely
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\animal trials

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000


PHOSPHAGENICS

For immediate release

15 April 2005

Animal trial shows new patented drug significantly reduces the leading cause of heart disease

ASX and AIM listed Phosphagenics Limited ("Phosphagenics") today announced the successful completion of an animal trial demonstrating that its new patented drug, APA-01, can greatly slow or prevent the development of atherosclerosis, the leading cause of heart disease in the western world.

Atherosclerosis is a common and progressive disease of the arteries, especially the aorta, that leads to the formation of plaque and consequently to diseases such as angina, heart attack (myocardial infarction), stroke and dementia.

The findings in the animal study are a significant milestone in the development of the drug APA-01 as a treatment for heart disease. It is the first indication that the extremely positive results previously obtained by Phosphagenics in extensive *in vitro* trials can be duplicated in an animal model.

The study forms the first arm of multi-national research collaboration currently under way in Switzerland, USA, and Australia. These studies, being conducted by Phosphagenics, are headed up by Professors Angelo Azzi, (University of Berne and Tufts University, Boston) and Ishwalal Jialal (University of U. C. Davis, Sacramento).

The multi-national animal trial comprises three arms.

The first arm, now completed, was designed to determine whether APA-01 could prevent the development of atherosclerosis. The second arm will investigate whether the drug can reduce and treat existing atherosclerotic plaques, initially in animals and then in humans.

The third arm of the animal study will focus on the ability of APA-01 to improve the absorption and efficacy of statins. Statins, which reduce cholesterol and thereby the risk of cardiac disease, are the world's largest selling drugs with sales exceeding US $26 billion annually. However, most statins are poorly absorbed by the body.

The first arm of the multi-national study examined the ability of APA-01 to prevent the development of atherosclerosis in rabbits. Rabbits were divided into two groups and fed a very high cholesterol diet for four weeks.

One of the groups was administered APA-01 on a daily basis from the commencement of the study while the second group did not receive the drug.

Rabbits administered the Phosphagenics drug had about 60% fewer plaque lesions in their arteries compared to the rabbits that were not given the drug. Additionally the rabbits that were given APA-01 had a 30 % reduction in the expression of CD 36 receptors. These receptors are responsible for lipid uptake and deposition of cholesterol in arteries.

Dr Esra Ogru, Vice President Research & Development, said, "the reduction in the expression of the CD 36 receptor is an important finding as it indicates that the drug may have application for many diseases that are caused by inflammation."

Dr Ogru added, "Good results achieved in *in vitro* studies, do not necessarily translate into similar results in animals. The fact that the results obtained in a well established animal model commonly used in atherosclerosis studies were so impressive bodes well for human studies that are aimed to commence later this year".

The second arm of the study is well underway. The third arm has also commenced.

"We do not expect the various arms of the study to be completed before the end of the third quarter of 2005. With the good results that we have obtained, the trial has been extended several times to look at different variables." said Dr Ogru.

The third arm of the study potentially has great commercial significance for Phosphagenics. Several of the largest selling statins will shortly be coming off patent. As such many of the drug companies are seeking extensions of their patents and perceive that this may be achieved by combining them with other drugs.

The combination of statins with APA-01 falls into this category. "Based on the correlation between the laboratory results and the animal trial, we are very optimistic about the third arm of our study", said Dr Ogru.

"APA-01, when mixed with a well known statin produced laboratory *in vitro* results that indicate a substantial enhancement of the effectiveness of the statin."

In the US alone, an estimated 14 million people are diagnosed with heart disease, the majority of which suffer from atherosclerosis. Around a million of those die from heart attacks each year with annual costs associated with that disease estimated to be around US $100 billion.

In Australia, estimated costs of heart disease amount to $4 billion. There are no commercially available drugs that treat atherosclerosis directly, with most drugs designed to treat the risk factors associated with heart disease, such as lowering cholesterol or blood pressure, rather than the disease itself. APA-01, a unique anti-inflammatory agent, will treat atherosclerosis directly.

ENDS

For further information, contact Dr Esra Ogru, Vice-President Research and Development on 61 3 9605 5900 or 0402 080 846


RECEIVED
2005 DEC -6 P 1:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
PHOSPHAGENICS

19 April 2005

The Manager
Companies Announcement Office
Australian Stock Exchange Limited

Dear Sir

re : <u>Phosphagenics Limited successfully delivers morphine through human skin in a phase I clinical study</u>

The Board of Directors of Phosphagenics Limited ("Phosphagenics") (ASX Code: "POH"; AIM Code: "PSG") has pleasure in announcing that its patented drug delivery technology, TPM-01, successfully delivered sustained therapeutic levels morphine through human skin in a Phase I Proof of Concept study.

Based on these exceptionally promising results, the potential market size and advantages of the TPM-01/Morphine product, Phosphagenics considers that continued development of the product is warranted. The Company is now planning a Phase 2 efficacy study under the guidance of the US Food and Drug Administration (FDA).

Attached for release to the Market is a copy of a News Release that is to be made today.

For further information, contact Dr Esra Ogru, Vice President Research & Development on 61 3 9605 5900

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
p:\asx\morphine 19 04 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


PHOSPHAGENICS

19 April 2005

Phosphagenics Limited successfully delivers morphine through human skin in a phase I clinical study

In a world first, Phosphagenics Limited (Phosphagenics) (ASX Code: POH; AIM: PSG) today announced that its patented drug delivery technology, TPM-01, successfully delivered sustained therapeutic levels morphine through human skin in a Phase I Proof of Concept study.

Based on these exceptionally promising results, the potential market size and advantages of the TPM-01/Morphine product, Phosphagenics considers that continued development of the product is warranted. The Company is now planning a Phase 2 efficacy study under the guidance of the US Food and Drug Administration (FDA).

Summary of results

The study, conducted in healthy volunteers, demonstrated rapid transdermal delivery of morphine and sustained blood levels. Peak blood levels were achieved within 4 hours and the delivery system maintained therapeutic levels for up to 48 hours following a single administration (see graph of results). No serious adverse events were recorded, the formulation was well tolerated and there was no redness or irritation of the skin associated with the application.


Mean plasma morphine concentrations following a single administration
(100 morphine mg as TPM-01/M; n=10 subjects)
Shading indicates therapeutic plasma levels
Plama concentration (ng/mL)
25
20
15
10
5
0
0
5
10
15
20
25
30
35
40
45
50
Error bars represent standard error of the mean
Time (hours)

"These results are a significant milestone for Phosphagenics as they clearly confirm TPM-01 as a novel platform technology capable of delivering morphine (a world first) and potentially a variety of other drugs through the skin" says Dr Esra Ogru (Vice President Research and Development).


PHOSPHAGENICS

Examples of other drugs that have been delivered successfully
with TPM-01 in Phosphagenic's earlier animal trials are atropine, estradiol and testosterone.

"Further more", added Dr Ogru, "the current positive results were achieved with an early formulation of the TPM-01/Morphine mixture, which we believe can be further improved upon as part of the progression to a Phase 2 study."

Advantages of delivery through the skin
Morphine is currently administered orally, intravenously or by intramuscular injection. It has not previously been delivered transdermally.

The advantages of transdermal delivery include a potential reduction in some of the side effects associated with the other methods of administration, and the delivery of a steady amount of morphine over an extended period of time in a safe and convenient manner.

All other commercially available extended release morphine preparations are oral products, and they are only effective for between 12 to 24 hours per dose.

We expect that a transdermal morphine product will be well accepted in the global $US6.0 billion market for pain management using narcotic medications.

Aims of the Study
This first-in-humans Phase I study was designed to obtain information on safety and to determine TPM-01/Morphine's pharmacokinetic profile (how a drug is absorbed, distributed in the body, metabolised and excreted). The overall objectives were to confirm the promising results from previous animal experiments and to define the conditions for further product development. These objectives were fully achieved.

Outline of study
In a non-blinded study, 10 healthy male volunteers received a single application to their skin of a TPM-01/Morphine mixture, containing 100 mg of morphine, which was rubbed into the skin of the upper arm. The volunteers were then monitored and blood samples taken for analysis.

Funding
The TPM-01/Morphine research is half funded by an R&D START grant of $1.7 million from the Australian Government through AusIndustry, and half by Phosphagenics R&D funds.

For further information contact:

Dr Esra Ogru
Vice President
Research & Development
+61 3 9605 5900


PHOSPHAGENICS

22 April 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : **Phosphagenics Limited**

Annual General Meeting

Further to the release on Tuesday 19 April 2005 of the Company's Annual Report for the year ended 31 December 2004.

Enclosed for release to the market is a copy of the Annual General Meeting ("AGM") documentation which has been dispatched to shareholders today together with a copy of the printed Annual Report.

The AGM documentation consists of:

Notice of Meeting;
Explanatory Memorandum; and
Proxy Form

The AGM is to be held on Thursday 26 May 2005 at 2.30 p.m. in the ASX Theatrette, 530 Collins Street, Melbourne, Vic.

The above AGM documentation as well as the Annual Report have been posted to the Company's website and can be viewed in full at www.phosphagenics.com.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\2005 agm documentation

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

THIS DOCUMENT IS IMPORTANT

If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

IMPORTANT DATES		
Close for receipt of Proxy Forms	2.30 p.m.	Tuesday 24 May 2005
Determination of Entitlement to Vote	7.00 p.m.	Tuesday 24 May 2005
Meeting	2.30 p.m.	Thursday 26 May 2005

The Annual General Meeting of Shareholders of Phosphagenics Limited will be held on Thursday 26 May 2005 at the ASX Theatrette, 530 Collins Street, Melbourne commencing at 2.30 p.m.

If you are unable to attend the meeting, you are requested to complete the form of proxy enclosed with this Notice of Meeting and return it to the Company either by mail or by facsimile as soon as possible and in any event so it is received by the Company Secretary at the place specified in the proxy form by 2.30 p.m. on Tuesday 24 May 2005.

When completing the Proxy Form your Board of Directors request that members make it a "directed" proxy vote by indicating for each resolution either a vote "For" or "Against" or "Abstain".

Phosphagenics Limited
ABN 32 056 482 403
Level 2, 90 William Street, Melbourne, Victoria 3000
Telephone : (03) 9605 5900, Facsimile : (03) 9605 5999

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that an Annual General Meeting of the members of Phosphagenics Limited ("**Company**") will be held at the ASX Theatrette, 530 Collins Street, Melbourne, on Thursday 26 May 2005 at 2.30 p.m.

BUSINESS

The business of the meeting is:

ORDINARY BUSINESS

Item 1 To receive and consider:

(a) the Statement of Financial Position and Notes thereto of the Company as at 31 December 2004

(b) the Statement of Financial Performance and Notes thereto of the Company for the period ended on that date; and

(c) the related Report of the Directors and the Report of the Auditors.

To consider and, if thought fit, pass the following resolutions:

Item 2 Election of Directors

(a) That Mr J L Addison, a Director retiring by rotation in accordance with Clause 56 of the Constitution, be re-elected a Director of the Company;

(b) That Associate Professor A L Vizard, a Director retiring by rotation in accordance with Clause 56 of the Constitution, be re-elected a Director of the Company; and

(c) That Mr M D Preston, a Director appointed during the year and retiring in accordance with Clause 54 of the Constitution be elected a Director of the Company;

Item 3 Appointment of Auditor

That the Melbourne Chartered Accounting firm of Ernst & Young be appointed as Auditor of the Company

SPECIAL BUSINESS

Item 4 Ratification of Recent Shares Placements

That, in accordance with Australian Stock Exchange Limited Listing Rule 7.4.2, the placement of an aggregate of 22,476,650 ordinary shares issued on :

29 July 2004	6,363,650 shares	at 14.3 cents each;
17 December 2004	10,118,000 shares	at 24.0 cents each; and
17 December 2004	5,995,000 shares	at 25.5 cents each

be approved

Item 5 Any other business that may be properly brought forward at the meeting.

DATED 20 April 2005

BY ORDER OF THE BOARD

Mourice R Garbutt
Company Secretary

INFORMATION FOR SHAREHOLDERS

Proxies

1 A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

2 A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies, neither may vote on a show of hands.

The Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure (ACT 2004 (Cth) ("CLERP 9") was passed by Parliament on 25 June 2004 and received Royal Assent on 30 June 2004.

The reforms covered by CLERP in the main, impact upon financial years commencing on 1 July 2004 and reporting thereon.

Some changes came into effect as of 1 July and 30 September 2004 allowing:

- Notices of meetings can be distribute electronically
- A member to appoint a body corporate as well as an individual as their proxy and also that a body corporate appointed as a proxy may then nominate an individual to exercise tis powers at meetings.

3 A proxy need not be a member of the Company.

4 The proxy form must be signed by the member or the member's attorney. In the case of joint holdings all joint holders must sign the proxy form.

5 Proxies given by corporations may be executed in accordance with Section 127 of the Corporations Act 2001 or by the appointor's attorney duly authorised in writing. Should the constitution of a company permit the execution of documents without using a common seal, the document must be signed by:

(a) 2 directors of the company; or

(b) a director and either a company secretary of the company or other authorised signatory ; or

(c) for a proprietary company that has a sole director who is also the sole company secretary – that director and noting both positions.

6 To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or an attested copy of it) may be lodged with the Company:

(a) in person at either of its Registered Office at Level 2, 90 William Street, Melbourne 3000; or the Share Registrar – Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford, VIC,3067

(b) by faxing it to the Registered Office on fax number (03) 9605 5999; or the Share Registrar on fax number (03) 9473 2555

(c) by mail to the Registered Office at the above address or to the Share Registrar, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Vic 3001 Australia

not later than 2.30 p.m. Tuesday 24 May 2005 being 48 hours before the holding of the meeting.

7 Unless a member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting. **Accordingly, your Board of Directors urge members, when completing the proxy form, to direct the proxy by indicating a vote for either "For" or "Against" or "Abstain".**

Entitlement to Vote

8 **Exclusions:**

-there are no voting exclusions applicable to resolutions 2(a), 2(b) & 2(C).

-voting exclusions will apply to resolution 3 and any shares voted by Ernst & Young, its partners, staff and associates will be disregarded

-voting exclusions will apply to resolution 4 and any shares voted by persons participating in any or each of the three placements and their associates will be disregarded

9 Pursuant to section 1074E(2)(g) and regulation 7.11.37 of the Corporations Act 2001, the Directors have determined that the shareholding of each member for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears on the Register of Members at 7:00 p.m. Melbourne time on Tuesday 24 May 2005.

Definitions:

In this Notice and supporting documentation:

"ASX" means Australian Stock Exchange Limited.
"Company" means Phosphagenics Limited ABN 32 056 482 403.
"Listing Rules" means the Listing Rules of ASX.

Explanatory Memorandum

BUSINESS

Item 1 Financial Statements and Reports

The Financial Statements and Reports for the period ended 31 December 2004, which are set out in the Annual Report, will be presented for members' consideration and discussion.

Item 2 Election of Directors

2 (a) and (b) Retirement by Rotation

Jonathan Lancelot Addison and Andrew Lancelot Vizard.

Mr Addison and Professor Vizard, both being Independent Directors of the Company, are required under the Constitution of the Company(Clause 56) and the Australian Stock Exchange Limited Listing Rules(LR 14.4) to retire by rotation and each, being eligible, has nominated for re-election as a Director of the Company

2 (c) Retirement of Appointed Director

Michael David Preston

Mr Preston, a non-executive director of the Company, was appointed as a Director of the Company in November 2004 under Constitution Clause 54.1. As an appointee during the year Mr Preston may only hold office until the next Annual General Meeting, when, pursuant to Constitution Clause 54.2, he must retire. Being eligible, and having nominated for re-election, he now seeks election by members as a Director of the Company.

A detailed "pen picture" of each of the above named directors is set out in the Annual Report as sent to members with the Annual General Meeting documentation

Item 3 Appointment of Auditor

Arising from the change in the Company's activities from a registered Pooled Development Fund investment company to a company directly involved in the global pharmaceuticals and nutraceutials industries and the changes arising from CLERP 9 and the International Financial Reporting Standards the Board considered it to be appropriate to offer the Company's statutory audit requirements by way of the competitive Tender process.

In March 2005 the Company invited five Melbourne based accounting firms to participate in the Tender process.

As a result of that process the Board of Directors has, subject to the Australian Securities & Investments Commission ("ASIC") approving the resignation of PKF as Auditors at the Annual General Meeting ("AGM") on 26 May 2005 and subject to shareholders approval at the AGM of the appointment of Ernst & Young as Auditor, awarded the Tender to Melbourne Chartered Accounting firm Ernst & Young.

As required under the Corporations Act:

- PKF has made application to ASIC for permission to resign as Auditor at the AGM; and
- Ernst & Young has been nominated in writing for appointment as Auditor of the Company and has, in writing, consented to act in that capacity subject to the ASIC approval for PKF to resign and subject to the approval of shareholders. A copy of the letter of nomination is reproduced as follows:

26 Ayr Street
Ascot Vale Vic 3032

13 April 2005

The Board of Directors
Phosphagenics Limited
Level 2, 90 William Street
Melbourne Vic 3000

Gentlemen

Nomination of Auditor

I, Andrew Lancelot Vizard, being a registered shareholder of Phosphagenics Limited ("the Company") hereby nominate the Melbourne Chartered Accounting firm of:

> Ernst & Young
> Level 33, 120 Collins Street
> Melbourne Vic 3000

for consideration for appointment as the Auditor of the Company by shareholders at the Annual General Meeting of the Company to be held on26 May 2005.

Yours faithfully

Andrew Lancelot Vizard

In recommending the award of the Tender to Ernst & Young to shareholders the Board of Directors wishes to thank the Auditor of the past ten years, PKF, for its attendance on the Company's affairs. It should be noted that at the same time as inviting submissions for the Tender for the statutory audit the Company invited Tenders for the provision of the taxation services. As a result of this Tender process the Company has appointed Ernst & Young as its taxation advisers.

Item 4 Ratification of Recent Share Placements

During the period 1 July to 31 December 2004 the Board of Directors using the Australian Stock Exchange Limited Listing Rule 7.1 placement power approved the issue of the followings shares:

1 29 July 2004 : 6,363,650 ordinary fully paid shares at 14.3 cents a share as part of the process of listing the Company's shares on the London Stock Exchanges Alternative Investments Market ("AIM");

2 17 December 2004 : 10,118,000 ordinary shares at 24 cents a share and 5,995,000 ordinary shares at 25.5 cents a share to investors in the United Kingdom.

The funds as raised together with the success of the Share Purchase Plan raising of $2.1 million and the AusIndustry START grant of $1.74 m have provided the Company with funding enabling the programme for product development to be brought forward.

The shares as set out above rank equally with all other ordinary shares in the Company.

The passage of resolution 3 will restore the Company's capacity to raise further capital in accordance with Listing Rule 7.1. The Company has no present plans to do so.

Phosphagenics Limited

ABN 32 056 482 403

Proxy Form



All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Phosphagenics Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Phosphagenics Limited to be held at the ASX Theatrette, 530 Collins Street Melbourne, Victoria on Thursday, 26 May 2005 at 2:30pm and at any adjournment of that meeting.





IMPORTANT: FOR ITEMS 3 AND 4 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 3 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
Item 2(a)	To re-elect Jonathan L Addison a director of the Company			
Item 2(b)	To re-elect Andrew L Vizard a director of the Company			
Item 2(c)	To elect Michael D Preston a director of the Company			



		For	Against	Abstain*
Item 3	To appoint Ernst & Young as Auditor			
Item 4	To ratify the placements of shares			



EACH RESOLUTION IS TO BE PUT AS AN ORDINARY RESOLUTION REQUIRING A SIMPLE MAJORITY TO BE CARRIED.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary





Contact Name | Contact Daytime Telephone | Date / /

P O H 7 P R



How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If you wish to appoint as your proxy someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.
Members are urged to complete any one of the "FOR", "AGAINST" or "ABSTAIN" boxes thereby giving a directed proxy that can be voted in all circumstances.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 2:30pm on Tuesday, 24 May 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON Registered Office - Level 2, 90 William Street, MELBOURNE VICTORIA 3000
Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia

BY MAIL Registered Office - Level 2, 90 William Street, MELBOURNE VICTORIA 3000
Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia

BY FAX Registered Office - 61 3 9605 5928
Share Registry - 61 3 9473 2555


PHOSPHAGENICS

26 May 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : PHOSPHAGENICS LIMITED

ANNUAL GENERAL MEETING ("AGM")

Attached for release to the market is a copy of the text of addresses and slides to be presented at this afternoon's AGM of shareholders:

Chairman :	Associate Professor A L Vizard
Managing Director :	Dr I G Pattison
Vice President R&D :	Dr E Ogru

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\2005 agm addresses


PHOSPHAGENICS

Phosphagenics Ltd

CHAIRMAN'S ADDRESS
to Annual General Meeting
by Associate Professor Andrew Vizard

Good afternoon. My name is Andrew Vizard. I am the chairman of Phosphagenics Ltd and will also chair this afternoon's meeting.

It is my pleasure to welcome you to Phosphagenics' Annual General Meeting, which I now declare open, a quorum being present.

This year, the annual general meeting will start with three short addresses highlighting various aspects of the company's activities.

I shall give the first address, providing an overview of the substantial changes that occurred in your company during 2004.

I will then invite our Managing Director, Dr Ian Pattison, to provide you with some more details of our activities and share with you his thoughts on the outlook for Phosphagenics.

The final short address will be from our Vice president of R&D, Dr Esra Ogru, who will provide a scientific update our pharmacutical division.

At the end of Esra's address, I will then invite your questions on the accounts and other aspects of the company's operations, prior to moving on to the other formal agenda items.

Finally, at the end of the meeting I invite you to join and meet the directors and executives for refreshments.

I will start by informing you that we have received apologies from the following people:

Mr Michael Preston

Mr Preston was appointed as a non-executive Director of Phosphagenics in November of last year.

Mr. Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA.

Alberdale specializes in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences.

Mr. Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP.

Mr. Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Michael is currently in the UK, helping Phosphagenics in discussions with our recently appointed London NOMAD and brokers, Collins Stewart. As you are aware, Michael is seeking re-election as a Director of Phosphagenics later in this meeting. It is a pity that he could not be here for Phosphagenics' AGM, but I trust that you understand the reason behind his absence.

The notice of the meeting dated 20 April 2005 was mailed to shareholders along with a copy of the annual report last month. With your approval, I propose that the notice of meeting be taken as read.

The annual report contains the annual financial statement and the reports of the directors and auditors.

Copies of the minutes of last year's annual general meeting have been signed by me as a correct record and available for inspection together with the statutory register of the company.

I am pleased to tell you that in addition to the members present, the company has received 465 valid proxy forms covering 203,634,447 shares and representing 40.74 per cent of the company's issued voting capital.

It now gives me pleasure to introduce your other directors. Biographies of all Directors are included in the annual report.

Starting from my left, the directors are Dr Ian Pattison, Mr Harry Rosen, Professor John Mills and Mr Jon Addison

And at the far end, is Mourice Garbutt, Phosphagenics' experienced company secretary.

Review of the Year

Now let me say a few words about the 2004 year.

You may remember that in January 2004, there was a general meeting of the company at which shareholders voted to acquire all of the outstanding shares in our investee company, Vital Health Sciences (VHS), and change the name of the company from Vital Capital Ltd to Phosphagenics Ltd.

That is, Vital Capital Ltd, previously a broad based investment company, was to become Phosphagenics Ltd, a single purpose and focussed pharmaceutical and vitamin company.

In line with this decision, in February 2004, the company distributed its equity in its other main investment, Petrecycle Ltd, to shareholders. Petrecycle is a company with substantial intellectual property in the recycling of plastics but with no property of interest to the pharmaceutical or vitamin industries. The value of this distribution equated to $8,042,399, thereby giving a distribution value of about 4.66 cents per Phosphagenics Limited share held at record date. Consequently, Phosphagenics no longer holds equity in Petrecycle.

The acquisition of all outstanding shares in Vital Health Sciences was formally and successfully completed in December 2004. Vital Health Sciences is now a 100% subsidiary of Phosphagenics.

The completion of this major acquisition represents a watershed point for your company.

As I said, Phosphagenics is now a single purpose, focused and growing pharmaceutical and Vitamin Company.

Phosphagenics shareholders consequently control and can directly capture the full value of the considerable intellectual property held within Vital Health Sciences.

A number of important structural changes occurred to Phosphagenics in line with the new direction of the company.

We listed on the London Stock Exchange's Alternative Investment Market ("AIM") in London in July. The strategic importance of the listing was clearly illustrated when we were able to raise $3.9 million of equity funds through placements in this market.

But there are also other benefits from the AIM listing.

Phosphagenics strategy is to commercialise its products into global, rather than just the Australian, pharmaceutical and vitamin markets. This is because the Australian pharmaceutical and nutraceutcial markets are relatively small, only about 2% of the global market. Despite its relatively small market size, Australia has substantial regulatory barriers to entry, in some respects even more onerous than the barriers to enter the much larger US market. Consequently, Phosphagenics is directly and purposefully attacking global, and in particular the US market, as a matter of priority, as evidenced by the agreements that we have struck with Zila and ISP in our nutraceutical division.

Shareholders can be assured that we have strengthened our links to the global pharmaceutical and nutraceutical markets through our AIM listing.

For members wishing to follow the company on the London market our AIM security code is "PSG"

Another important structural change to Phosphagenics occurred on 16th December 2004 when Phosphagenics relinquished its Pooled Development Fund status. Pooled Development Funds are highly restricted in a number of commercially important areas, such as investments, loans and offshore work. Your Directors took the view that the costs of keeping the PDF status significantly outweighed any benefits that might accrue from maintaining it and the change took place accordingly.

The first trade in the Company's shares following relinquishment of the PDF status was at 34 cents a share on 17 December. The Company is advised that, for future taxation purposes, this price becomes the deemed acquisition price for all shares held by Phosphagenics shareholders as at close of business on Thursday 16 December 2004.

Phosphagenics also strengthened its board and management team during 2004.

Mr Harry Rosen, a director since 1999, accepted an executive position within the company. Harry spent much of 2004 representing Phosphagenics in the US and London progressing negotiations on the commercialisation of the company's products and was instrumental in our successful AIM listing. I would like to take this opportunity to thank Harry for his enormous efforts throughout the year.

Mr Bruce Butler was appointed as Vice President in charge of nutraceuticals. Bruce was formerly Business Development Manager of the Cognis Corp Nutrition & Health Group in Chicago. Cognis is a leading supplier of bulk active ingredients such as natural Vitamin E and beta-carotene to the global nutritional supplement market.

Dr Esra Ogru was appointed Vice President in charge of R&D. You will be hearing from Esra a little later at this meeting.

Mr Michael Preston was appointed as a non-executive Director. I have already mentioned Michael's background, but would also like to add that Michael has played a very important role in stimulating and maintaining our London listing and our international investor interest more generally.

As I reported at the last AGM, in March 2004 your company also secured the services of Dr Ian Pattison as our Managing Director and Professor Mills as a non-executive Director.

Your Directors are confident Phosphagenics has a senior executive team with proven expertise and experience in delivering international commercial outcomes from Australian science.

I will now make some comments about Phosphagenics' financial position. Following our listing on the AIM market in London, the company raised approximately $3.9 million in new capital by way of placements in the UK market.

A further $2.1 million was raised from the shareholder purchase plan held in November. It is pleasing to note that about 15% of our shareholders participated in this plan.

One significant milestone for the company was the announcement of our successful application for an Australian Government AusIndustry R&D start grant to assist the funding of Phase 1 and pre-phase 2 human trials for the transdermal delivery of morphine for pain management. The grant totalled $1.7 million and will match dollar for dollar the future expenditure by your company in this area. Dr Ogru will provide you with details of this our transdermal platform technology during her address.

Another important milestone for Phosphagenics occurred during 2004, when Vital Health Sciences accrued royalty income from Zila Pharmaceutical Inc for the sale of Ester E dietary supplement into the US market.

As a result of these cash injections, Phosphagenics consolidated cash position of $7.2 million at the December 2004 balance date was sound.

Further, our strong cash reserves enabled us to accelerate our R&D and commercialisation programs, both in the pharmaceutical and vitamin divisions of the company.

I am also pleased to report that during 2004, the cash burn rate of Phosphagenics was once again in line with budget.

The $1.7 million dollars of equity accounted losses arising from the company's investment in Vital Health Sciences in 2004 was also entirely in line with expectations. They occurred because VHS was expending on R and D necessary for the development and commercialisation of its intellectual property.

The output from our investment in R&D during 2004 was both substantial and commercially exciting. We made excellent progress in developing our transdermal drug delivery platform, in elucidating some of the anti-inflammatory actions of one of our lead drugs, APA-01 and in exploring the actions of other drugs that may be enhanced by our patented phosphorylation technologies. I won't comment ion this further, as both Dr Pattison and Dr Ogru will be providing details of our scientific and commercial progress.

Let me conclude by saying that your board is satisfied that the restructuring, personnel changes and cash injections that occurred during 2004 have positioned Phosphagenics to take full advantage of the exciting intellectual property that we hold.

I shall now ask Dr Ian Pattison to provide you with details of the commercial and scientific developments that occurred during 2004 and also share with you his thoughts on the outlook for the company.


PHOSPHAGENICS

Phosphagenics Limited

MANAGING DIRECTORS ADDRESS
to Annual General Meeting
by Dr Ian Grant Pattison

Thank you Andrew and I add my welcome to all attending our company's AGM.

In my address today I will focus on our areas of achievement over the past year and our vision for the year ahead.

Phosphagenics is going through a transformation. Indeed, after a short period we are now, by market capitalization, one of the larger biotechnology companies in this category quoted on the Australian Stock Exchange.

Our focus is strongly biased towards research and development as we strive to confirm and extend the fundamental applications of our technology to specific health conditions and target markets.

We are functionally two companies in one - nutraceutical and pharmaceutical - and I will speak separately about these two areas.

We expect Phosphagenic's Nutraceutical business to be close to break even on a cash basis in 2005. The nutraceutical business covers personal care, dietary supplement and food fortification.

The major driver of nutraceutical growth, and one that is capable of building a major company in its own right, is our patented Phospha E product (Vitamin E phosphates). Our vision is to be a major global supplier of Phospha E across all nutraceutical market segments.

Growth of the nutraceutical business is based on extensions of product lines and product formulations, expansion of geographical market areas and penetration of additional market segments.

Based on past research results regular vitamin E has been the dietary supplement of choice for heart health although some more recent publications have questioned its effectiveness. In comparison the results of Phosphagenic's preclinical studies with Phospha E show that it is likely to be beneficial in preventing the development of cardiac disease. These results are in the areas of absorption, efficacy, LDL cholesterol reduction, and prevention of atherosclerotic plaques. We believe this research will underpin the growth of Phospha E in the nutraceutical market.

Commercial arrangements are in place with two companies in the nutraceutical market as outlined in previous presentations and releases.

Zila Nutraceuticals has just announced increased sales in the US in the first 12 week period of this year for their branded product Ester E into the dietary supplement market. They are advertising the uniqueness of Ester E, including its regulated anti-oxidant activity and the promising research results relating to its specific effects in promoting heart health.

International Specialty Products company (ISP) is active in promoting the branded Vital ET product to the global personal care market. They have conducted a number of clinical trials which confirm the efficacy of Vital ET as an anti-inflammatory agent, with beneficial effects on conditions such as razor rash and acne treatment.

In April this year we announced the signing of a letter of intent to partner with the Australian company Swisse Vitamins to market our Phospha E. Swisse have quality products and maintains a high public profile. We see an opportunity to work with Swisse and its partners in developing formulations, regulatory dossiers and marketing approaches. A product launch is expected in Australia following regulatory approval under the Therapeutic Goods Act.

On the regulatory front we are working with consultants to achieve approval that will allow extension of our sales territory to Europe, China, Japan, Korea and Australia.

To provide product for anticipated Phospha E sales and to allow the Company to control and optimize process knowledge we have designed and built a pilot plant in Melbourne. Together with attendant purification processes we produced pilot quantities of a drug grade product under GMP conditions in 2004 and are currently further refining processes and formulations for nutraceutical applications.

We are targeting full production capability by the end of this year. This will involve the completion of scale-up of our current reactor and an agreement with an existing GMP producer for contact manufacturing. Progression to our own processing facility is anticipated as sales volumes grow in the years ahead.

In the pharmaceutical business our major focus has been on completing the key preclinical and clinical studies which will add shareholder value to our existing intellectual property. Significant progress has been achieved in two particular areas, enhancing transdermal delivery of a range of drugs and preventing progression of cardiovascular disease by oral administration of APA-01.

In the transdermal area we chose morphine as our initial focus, as not only a drug of value in its own right (in the narcotic analgesic market of US$6 billion) but also as "proof of concept" for the transdermal delivery platform. Our technology has advantages in providing efficient drug delivery without skin irritation, due to the effective anti-inflammatory characteristics of our transdermal carrier, TPM-01.

The Phase 1 trial (human testing) conducted under the guidelines of the US FDA produced promising results. Our Vice President R&D, Dr Esra Ogru is going to make a detailed presentation in this area and so I will leave further discussion to her.

Other drugs which we successfully delivered transdermally and targets for the future will also be discussed in Dr Ogru's presentation.

As announced last year a large international pharmaceutical company is currently undertaking a detailed evaluation of TPM-01 for application to their specific transdermal delivery system with selected drugs. Progress in their evaluation and further input of our science will take place at a review meeting in July of this year.

The other major focus of our R&D activity was the development of the underlying science in respect to heart health for our oral drug product, APA-01. This is an area of huge interest and one in which Phosphagenics has the potential to become a world leader.

A particular application which is being investigated is the combination of Phosphagenic's APA-01 with a "statin"- one of a family of drugs currently used to lower cholesterol and prevent development or progression of cardiovascular disease. APA-01 may enhance the benefits of statins in two separate ways: first by enhancing absorption and second by acting synergistically with statins in lowering cholesterol and decreasing inflammation. An additional driving force for this combination is the economic reality for large pharmaceutical companies of the imminent loss of patent protection for the statins.

Phosphagenics intellectual property in relation to phosphorylation of poorly-absorbed drugs may have very broad application in medicine. For example, last year Phosphagenics provided a phosphorylated version of an anti-diabetic drug to the Baker Heart Research Institute in Melbourne; testwork to date has shown encouraging results. This collaboration will continue and demonstrates the utilisation of our patented platform technology in a new area of application.

Science

Our science knowledge base continues to expand and has seen a steady flow of peer reviewed published papers. From our first international presentation, in conjunction with Professor Azzi to the New York Academy of Sciences meeting at Tufts University in Boston in 2004 we now have publications in a number of major prestigious journals. Total published and accepted papers over the past year number 6 and we now have 20 patents granted or submitted.

Investigations have been carried out to determine the unique properties of our products particularly in relation to heart disease and other inflammatory diseases.

In collaboration with Tufts University, UC Davis- Sacramento, University of Berne-Switzerland and Monash University we are using the latest scientific tools in the medical research field to further understand the properties of our products, establish the safety profiles and their activities within the body.

Personnel

Our research human resources are centered in the Department of Biochemistry and Molecular Biology at Monash University's Clayton campus. They have undertaken the biological research and testing of our products and more recently we acquired a chemistry laboratory to extend this capability. We now have a team of 10 graduates, mainly PhDs at Monash. In 2004 we ended our collaboration with Victorian University of Technology (VU) where the crucial early fundamental phosphate chemistry was developed and we thank VU for their academic input and use of their facilities.

In the past year we have seen strong input and cooperation from our distinguished Scientific Advisory Board under the Chairmanship of Dr. Simon West. We now have an exceptional team in Professor Angelo Azzi (University of Bern, Switzerland and currently at Tufts University in Boston, USA), Professor Ishwarlal Jialal (University of California, Davis, Sacramento, USA) and Professor Frank Ng (Monash University, Melbourne, Australia).

Outlook

Our web site has evolved with the changes in the company but has become dated and with too many historical components. We are currently rebuilding the site and it will be live in its new format in June this year.

Newsletters were well received by shareholders last year but are not the normal practice for stocks listed on the London AIM market. We therefore modified our first newsletter this year to the format of a Chairman's letter, which went out with the release of the annual accounts at the end of February. We look to strike a balance between the ASX and AIM markets to keep all our shareholders well informed.

Our listing on the London AIM market is proving to be successful with good turnover and additional demand and interest in our stock. For example in April this year there were 5.5 million shares traded on the ASX and 2.7 million were traded on AIM.

Biotechnology companies generally have long term horizons and high risks but with returns that can fully justify the risks with the right drug performance. Phosphagenics is at the low end of the risk profile with an established nutraceutical business with all the underlying elements for substantial growth plus enormous upside potential in the drug area with positive research results which continue to confirm and extend the potential benefits.

We look forward to further building our nutraceutical business and advancing the pharmaceutical drug knowledge and applications to add value to our company; thank you.



Phosphagenics Limited

"Delivering more – for better health & life"



R&D Update

Dr Esra Ogru, VP Research & Development

Annual General Meeting - 26 May 2005


PHOSPHAGENICS

R&D Update

Update on:

- Transdermal Delivery
- TPM-01/ Morphine
- Transdermal - R&D Program

- Atherosclerosis
- APA-01

- Way Forward
- Market Opportunities


PHOSPHAGENICS

Advantages of Transdermal Delivery

- Transdermal delivery is the delivery of drugs directly through the skin into the bloodstream
- Advantages include:
  - Improved delivery (compared to oral) of drugs which:
    - Undergo first pass metabolism in the liver (e.g. morphine, statins)
    - Are inactivated by stomach acid or gut enzymes (e.g. proteins, estrogens, nitroglycerin)
    - Have poor solubility
  - Sustained drug release which can:
    - Reduce side effects by avoiding plasma drug peaks
    - Improve efficacy by avoiding plasma drug troughs
  - Improved patient compliance


PHOSPHAGENICS

TPM-01/Morphine - Phase 1 Study Results

- Summary of results from Phase 1 proof of concept human trial:
  - Successful first in man, proof of concept study
  - Morphine delivered through the skin with ease using TPM-01 technology (first time ever)
  - Well tolerated overall
    - no unexpected adverse effects reported
    - no redness or irritation observed related to the compound


PHOSPHAGENICS

TPM-01/M Phase 1 Study Results

- Mean plasma morphine concentrations reached therapeutic levels (>8ng/mL) within ~2 hours
- Therapeutic levels maintained for up to 48 hours following a single administration



a first for transdermal morphine delivery

Mean plasma morphine concentrations following a single administration (+/- SE of mean)
(100 morphine mg as TPM-01/M; n=10 subjects)

Plama concentration (ng/mL)

30
25
20
15
10
5
0

0 5 10 15 20 25 30 35 40 45 50

Time (hours)

PHOSPHAGENICS

TPM-01/M vs Leading 60mg extended release

- A 24 hour extended release capsule is the longest acting formulation of morphine commercially available
- TPM-01/M mean plasma levels are maintained in the therapeutic range for up to 48 hours vs 24 hours with the oral extended release capsule





Mean plasma morphine concentrations
TPM-01/M 100mg single administration
Leading 60mg oral brand - once daily steady state levels*
Plama concentration (ng/mL)
Time (hours)
0
5
10
15
20
25

***Steady state plasma levels of morphine are achieved 2 to 3 days after initiation of once daily administration.**
Source: Published health professional information.


PHOSPHAGENICS

TPM-01/M – Next Steps

- Investigational New Drug (IND) Application with the USFDA

- Phase 2A / Safety & Efficacy study in post-operative patients - Q4/05

PHOSPHAGENICS

Transdermal - R&D Program

- Pipeline of transdermal drugs



Discovery / Proof of Concept
Preclinical
Clinical Trials
Phase I
Phase II
Phase III
Registration
Morphine
Atropine
Parathyroid Hormone
Statin
Antipsychotic
Oxycodone

PHOSPHAGENICS

Atherosclerosis – major health issue in western societies

- fatty deposits on artery walls
  →blockage and hardening of the arteries



- Clots that dislodge from plaque can get "stuck" in other blood vessels
  → cause heart attack and stroke

PHOSPHAGENICS

APA-01 Preclinical Trials

- The clinical investigators collaborating with Phosphagenics on these trials are global leaders in their fields
  - Professor Angelo Azzi – international expert in Vitamin E therapeutics
  - Professor Ishwalal Jialal – international expert on cholesterol lowering drugs and heart disease
- The animal models used are well established models for benchmarking drugs for the treatment of atherosclerosis and elevated blood cholesterol levels
  - Results from the rabbit model and APoE mice are closely correlated to results obtained in humans


PHOSPHAGENICS

APA-01 Pre-clinical Trials – Rabbit Study

- Atherosclerotic disease model
  - Treatments with different amounts of APA-01 resulted in a protection of about 60%
  - APA-01 protects effectively against cholesterol induced atherosclerosis in this rabbit model.

Macroscopic analyses of the aortas


CONTROL Rabbit 29 0 %
CHOLESTEROL Rabbit 20 (LESION PIXELS/TOTAL PIXELS) %76
CHOL+TP(1.33) Rabbit 1 (LESION PIXELS/TOTAL) % 52
CHOL+TP (1.33) Rabbit 18 (LESION PIXELS/TOTAL) %32
CHOL+TP (0.67) Rabbit 19 (LESION PIXELS/TOTAL) %33
CHOL+TP (0.33) Rabbit 21 (LESION PIXELS/TOTAL) %30
CHOL+TA Rabbit 11 (LESION PIXELS/ TOTAL) %65


PHOSPHAGENICS

APA-01 Preclinical Trials - APoE Mice

Atherosclerotic disease model

- Treatments with different amounts of APA-01 resulted in significant reduction in total cholesterol (up to 18%) following 2 weeks of treatment

- APA-01 reduced plasma triglyceride levels by up to 40% following 4 weeks of treatment


PHOSPHAGENICS

The Way Forward – Key Products

- The following development timelines are indicative and may be influenced by a number of factors. For example:
  - The results achieved at each phase will influence whether continued development is warranted
  - The decision as to whether to fund further development internally or seek funding either from Government or commercial sources
  - The attainment of approvals and the requirements of the responsible regulatory authority for approval

	2005		2006			
	3Q	4Q	1Q	2Q	3Q	4Q
Transdermal Morphine	Phase 1B/2A Efficacy Study (Acute Indication)					
	US FDA IND Application			Chronic Indication Study / Under IND		
APA-01 + Statin	Complete Preclinical Studies			Small Scale Human Study		US FDA IND


PHOSPHAGENICS

The Way Forward – Pipeline Products

	2005		2006			
	3Q	4Q	1Q	2Q	3Q	4Q
Transdermal Atropine			Clinical Assessment			
Transdermal Parathyroid Hormone	Proof of Concept	Preclinical Development			Phase 1 Human Study	
Transdermal Statin	Proof of Concept	*In-vivo* Efficacy / Toxicology			Phase 1 Human Study	
Transdermal Antipsychotic	Proof of Concept		Pre-human Toxicology Study			Commence Phase 1 Human Study
Transdermal Oxycodone	Proof of Concept	*In-vivo* Efficacy				
APA-02	Complete Discovery Research	Proof of Concept	Preclinical Studies		Safety / Toxicology Assessment	
Phosphorylated Antidiabetic Agent	Proof of Concept / Preclinical		Safety / Toxicology Assessment			

PHOSPHAGENICS

The Market Opportunities - in our areas of research

Product	Target Application	Estimated Market Size ($US Billion)	Lead Product	Lead Product Sales (US$ B)
TPM-01/ Morphine **TPM-01/ Oxycodone**	**Acute & Chronic Pain**	**19 (Rx analgesics)** **6 (Narcotics)**	**Durogesic (fentanyl patch)**	**2.1**
APA-01 + Statin **TPM-01/Statin**	**High Blood Cholesterol**	**26**	**Lipitor (atorvastatin tabs)**	**10.9**
TPM-01/ Parathyroid Hormone	Osteoporosis	**5**	Fosamax (aledronate tabs)	**2.3**
TPM-01/Antipsychotic	Psychotic disorders	**10**	Zyprexa (olanzapine tabs)	**4.4**
TPM-01/Atropine	Military - Treatment of Anticholinesterase Poisoning	**n/a**	n/a	**n/a**
Antidiabetic Agent	Type II Diabetes	**5**	n/a	**n/a**


RECEIVED
2005 DEC -6 P 1:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

26 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re : **ANNUAL GENERAL MEETING ("AGM")**

RESULT OF RESOLUTIONS

At the AGM of the shareholders of Phosphagenics Limited held in Melbourne today the resolutions as set out in the Notice of Meeting dated 20 April 2005 were each carried by the required majority on a show of hands.

As a result, shareholders resolved:

- to re-elect a Director – Mr J L Addison
- to re-elect a Director – Andrew L Vizard
- to elect a Director – Mr Michael D Preston
- to appoint Ernst & Young as Auditor
- to ratify the placements of shares

A table detailing the results of the voting, by resolution, inclusive of the proxy voting is attached.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\results agm 26 05 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999

Phosphagenics Limited
Annual General Meeting 26 May 2005

SUMMARY OF VOTING

	Re-election of J L Addison		Re-election of Andrew L Vizard		Election of Michael D Preston		Appoint Ernst & Young as Auditors		To ratify the Placements of Shares	
Type of Resolution	ORDINARY		ORDINARY		ORDINARY		ORDINARY		ORDINARY	
Carried By	Show of Hands		Show of Hands		Show of Hands		Show of Hands		Show of Hands	
PROXY VOTING No. of Valid Proxy Forms	465		465		465		465		465	
	Shares	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**
FOR	74,974,873	319	75,029,918	322	74,875,129	316	74,888,823	314	73,954,025	283
OPEN	128,541,361	139	128,529,553	137	128,539,553	138	94,129,037	120	93,929,037	119
AGAINST	46,134	4	33,976	4	53,465	5	91,432	7	195,753	14
Sub Total	203,562,368	462	203,593,447	463	203,468,147	459	169,109,292	441	168,078,815	416
ABSTAINING	72,079	3	41,000	2	166,300	6	34,525,155	24	35,555,632	49
Total	203,634,447	465	23,634,447	465	203,634,447	465	203,634,447	465	203,634,447	465

p:\asx\results agm 26 05 05


PHOSPHAGENICS

21 June 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

PEPTIDE RESULTS EXTEND PLATFORM TECHNOLOGY

Phosphagenics Limited ("Phosphagenics") (ASX code: POH; AIM code: PSG) is pleased to announce results of a preclinical trial in which its patented drug delivery system, TPM-01, successfully delivered the bio-active fragment (1-34) of human Parathyroid hormone through the skin.

Parathyroid hormone is a naturally occurring polypeptide gaining widespread recognition in the treatment of osteoporosis. Current treatment involves daily injection with the hormone.

Dr Esra Ogru, Phosphagenics' Vice President of Research & Development said that this new product opportunity represented a valuable addition to Phosphagenics' product pipeline and was an important step in the development of a comprehensive transdermal platform technology.

"Peptides are a very important class of pharmaceutical compounds – insulin and growth hormone are two other well known examples – that currently must be delivered by injection. We are confident that our technology will effectively deliver numerous peptides safely and painlessly through the skin."

"We intend to continue further development of transdermal delivery of Parathyroid hormone and begin trials on the delivery of insulin and other peptides using our technology".

"Phosphagenics had previously demonstrated that its technology was capable of delivering a wide range of pharmaceutical compounds, including morphine, testosterone, oestrogen and atropine through the skin. Parathyroid hormone was the first peptide that we had tested so we were pleased with its success."

"Clearly, our platform technology has widespread application for the safe, painless and effective delivery of many differing pharmaceutical compounds to patients" said Dr Ogru.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

A leading expert on osteoporosis, Professor Ego Seeman, from the Austin and Repatriation Medical Centre, University of Melbourne and medical advisor to Phosphagenics said the Company's animal trial results represented a significant breakthrough as this agent has been shown to partly restore the structure of the skeleton and reduce the risk of fractures.

"Osteoporosis, or fragile bone, is a major public health threat. It is estimated that more than 40 million people in North America, Europe, Japan and Australia are affected. About 40 per cent of women and 20 per cent of men in these regions will suffer a fracture related to osteoporosis in their lifetime."

"Currently, Parathyroid hormone treatment must be delivered by injection once a day using a special injection device. There is a need for a second generation formulation such as a patch," said Professor Seeman.

Phosphagenics has filed a new patent application to protect its latest discovery, bringing the total number of patents in its portfolio that have been filed or granted to 21.

For further information please contact:

Associate Professor Andrew Vizard
Telephone: +61 3 9605 5900

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\peptide


RECEIVED
2005 DEC -6 P 1:21
OFFICE OF INTER
CORPORATE


PHOSPHAGENICS

30 August 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

re : Phosphagenics Limited

Half-Yearly Report : Appendix 4D

Enclosed for release to the market is the Company's report for the half-year ended 30 June 2004 inclusive of the audited Condensed Income Statement, Condensed Balance Sheet, Condensed Cash Flow Statement and Notes thereto.

Attention is drawn to the commentary on the front sheet of Section 2 which refers to the impact on the results and the interpretation of the comparative results arising from:

- Consolidation of Results .v. Equity Accounting of Results; and
- Impact of Adoption of A-IFRS.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\half-yearly report 30 06 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000

Phosphagenics Limited

(ABN 32 056 482 403)

Appendix 4D

Half Year Report for the period ended on 30 June 2005

Table of Contents

Section 1 Title Page

Section 2 Highlights of Results, Dividends & Analysts Information

Section 3 Statutory Section 320 Accounts

3.1 Directors' Report & Declaration
3.2 Audit Review & Audit Independence Statement
3.3 Financial Report for the Half-Year ended 30 June 2005 including Notes

Section 4 Audit Alert

Section 2: HIGHLIGHTS OF RESULTS, DIVIDENDS & ANALYSTS INFORMATION

The following comment is to be read in conjunction with the summarised results report:

The results for the half-year period ended 30 June 2005 reflect two significant events affecting the interpretation of performance:

1 Consolidation of Results .v. Equity Accounting of Results

Up until the completion of the acquisition 31 December 2004 of the 63.3 per cent of the issued equity of Vital Health Sciences Pty Ltd ("VHSL") the Company equity accounted its 36.7 per cent equity interest in VHS. For the half-year ended 30 June 2005 the Company has consolidated the results of the trading activities and balance sheet items of VHS as compared with the equity accounting of results for the half-year ended 30 June 2004.

As such, the two half-yearly results are not directly comparable as in the June 2004 report the company equity accounted a 36.7 per cent share of the VHS losses ($349,000) and in the June 2005 report the Company has consolidated 100 per cent of the VHS activities..

2 Impact of Adoption of A-IFRS

The June 2005 half-year period is the first period in which the statutory financial statements and reports are reported under the new Australian equivalents of the International Financial Reporting Standards ("A-IFRS").

The statutory financial statements and reports contained in Section 3 of the Appendix 4D Report to the Australian Stock Exchange Limited set out details of the impact of the A-IFRS generated changes in accounting treatment.

In particular, attention is drawn to Notes to the half-year financial statements nos. 1(c) (i) to (xv) and the reconciliations between the Accounting Standards applicable prior to 1 January 2005 ("AGAAP") and those applicable under A-IFRS as set out in Note no. 1(e)(i) to (iii).

To highlight, in part, the change that the A-IFRS can have on reporting of operational results in this transitional period attention is drawn to the Condensed Income Statement which includes, as an expense of the Company, an expense of $1.77 million attributable to Research & Development Expenses ("R&D").

Under AGAAP standards for the June 2004 half-year results R&D were capitalised. Under A-IFRS the A$1.77 million in research expenditures are required to be charged to the Income Statement.

The A-IFRS effect of this requirement has been to increase the consolidated loss for the period from A$190,000 to A$1,960.000.

These research costs which have been incurred in the process of developing the suite of the Company's patented technologies are required to be expensed in the period in which they are incurred.

It should also be noted that the expenditure upon research, as announced, has been accelerated in the June 2005 half-year in order to follow-up on the areas of interest identified by research work in earlier periods.

Appendix 4D

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

Half Year Report
Period Ended 30 June 2005

(Previous Corresponding Period: Half year ended 30 June 2004)

Results for announcement to the market

$A'000

		6 months 30 June 2005	6 months 30 June 2004
Revenues from ordinary activities	Up 1440%	1,814	126
Profit (Loss) from ordinary activities after tax attributable to members	(Up 206%)	(1,960)	(950)
Net profit (Loss) for the period attributable to members	(Up 206%)	(1,960)	(950)

Dividends (distributions)	Amount per security	Franked amount per security
6 months ended 30 June 2005 N/A	-	N/A ¢
6 months ended 30 June 2004 Interim in specie distribution – Petrecycle Limited shares on basis of one Petrecycle share for each ten Phosphagenics Limited shares held as at Record Date – 9 February 2004. NB. Upon the adoption of the Australian equivalents of the International Financial reporting Standards (AIFRS) the equivalent AIFRS based value of the distribution per security would have been 3.0c	4.6 ¢	N/A ¢
Record date for determining entitlements to the dividend	N/A	

Brief explanation necessary to enable the figures above to be understood:

On 31 December 2004, Phosphagenics Limited acquired the balance of the remaining 63.3% of Vital Health Sciences Pty Ltd (VHS) that it did not already own, thereby making VHS a fully owned subsidiary of Phosphagenics Limited.

Figures for the half-year ended 30 June 2005 are therefore presented on a consolidated basis whereas the comparative period figures for the half-year ended 30 June 2004 were prepared on the basis of equity accounting for the Company's then 36.7% interest in VHS. As such, the results for the two half-year periods are not directly comparable.

In addition, it should be noted that this is the first financial accounting period reported by the Company under the Australian equivalents of the International Financial Reporting Standards (AIFRS). To assist in recognising and understanding the impact of the introduction of AIFRS upon the Company's financial statements attention is drawn to the Financial Report contained in Section 3 of this Appendix 4E Report. In particular, attention is drawn to the Notes to the Half-Year Financial Statements: Note 1 Basis of Preparation, sub-notes (a); (b); (d) and especially sub-note (e) which outlines the impact of the adoption of AIFRS and reconciles the changes between AGAAP and AIFRS as to equity and profit / (losses) after tax.

For the 6 months ended 30 June 2005 the Company returned an AIFRS based after tax loss of $1,959,467 (2004: $949,461). As noted above, this is the first period that the Company has reported its profit and loss figures on a consolidated basis, following its purchase of Vital Health Sciences Pty Ltd in December 2004.

During the period, the Company continued and accelerated its research programme with the following results:

- successfully delivering parathyroid hormone through the skin
- completion of a human trial showing that Phosphagenics technology can deliver therapeutic levels of morphine through the skin.
- completion of animal trial for its patented drug APA-01 showing potential to significantly prevent atherosclerosis, the leading cause of heart disease in the western world
- completion of animal trials showing that Phospha E (Phosphagenic's unique vitamin E product) reduced LDL-C (bad cholesterol) concentrations in blood by up to 40%, as well as significantly reducing levels of plasma triglycerides, another heart disease risk factor.
- the Company has also signed a letter of intent to supply Swisse Vitamins Pty Ltd with its patented vitamin E phosphate (Phospha E) for sale to the dietary supplement market in Australia, once regulatory approvals have been obtained.

To examine in detail the information referred to above please visit the Company's recently upgraded website at: www.phosphagenics.com or contact the Company by telephone +613 9606 5900 or by facsimile +613 9605 5999

Net Tangible Assets Per Security

Net tangible assets per security (with the comparative figure for the previous corresponding period):

	30 June 2005	31 December 2004
Net tangible assets per security	1.06 Cents	1.48 Cents

Section 3: STATUTORY SECTION 320 ACCOUNTS

As attached and inclusive of a full set of accounts per AASB 134 together with the Audit Review report.

3.1 Directors' Report & Declaration
3.2 Audit Review & Audit Independence Statement
3.3 Financial Report for the Half-Year ended 30 June 2005 including Notes

As noted elsewhere in this Half-Year Report, this is the first statutory financial reporting period which reflects the consolidated financial activities of the Phosphagenics Limited group of controlled entities following the completion of the acquisition of all of the issued capital of Vital Health Sciences Pty Ltd ("VHS") on 31 December 2004. The comparative Half-Year period ended 30 June 2004 was based upon equity accounting for investments rather than the full consolidation and as such the two half-yearly periods are not directly comparable.

In addition, this is the first financial reporting period prepared under the new Australian equivalents of the International Financial Reporting Standards ("AIFRS") and attention is drawn to the notes and explanations contained in Sections 2 and 3 of this Appendix 4D Report.

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

FINANCIAL REPORT

FOR THE HALF YEAR ENDED 30 JUNE 2005

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 JUNE 2005

The Board of Directors of Phosphagenics Limited have pleasure in submitting the financial report of the Company for the half year ended 30 June 2005 and report as follows:

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the period:

Currently in Office :

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 46 YEARS) BVSC (HONS) MVPM INDEPENDENT DIRECTOR SINCE JULY 1999 AND CHAIRMAN SINCE OCTOBER 2000
LAST RE-ELECTED MAY 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation. No other listed directorships have been held within the past 3 year period.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Ltd group.

HARRY ROSEN (AGED 57 YEARS) B.A., LL.B.
EXECUTIVE DIRECTOR APPOINTED TO THE BOARD IN JUNE 1999
LAST RE-ELECTED MAY 2004

Mr Rosen is an Executive Director of Phosphagenics Limited and is a practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.
No other listed directorships have been held within the past 3 year period.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a director of Petrecycle Limited.

PHOSPHAGENICS LIMITED
ABN 32 056 482 403
DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 JUNE 2005

DR IAN GRANT PATTISON (AGED 54 YEARS) BSC. (HONS) PHD.
MANAGING DIRECTOR SINCE MARCH 2004
LAST RE-ELECTED MAY 2004

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD.
No other listed directorships have been held within the past 3 year period.

Dr Pattison was appointed as Managing Director on 4 March 2004 and is a director of Vital Health Sciences Limited.

JONATHAN LANCELOT ADDISON (AGED 52 YEARS) B.EC (TAS), ASIC, CFTP (SNR) INDEPENDENT DIRECTOR
APPOINTED NOVEMBER 2002
LAST RE-ELECTED MAY 2005

Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, African Enterprise Limited, Ceramic Funds Management Limited, Hawksbridge Limited and Global Masters Fund Limited.
No other listed company directorships have been held during the last 3 year period.

PROFESSOR JOHN MILLS (AGED 64 YEARS) BS, MD, FACP, FRACP
NON-EXECUTIVE INDEPENDENT DIRECTOR SINCE MARCH 2004
LAST RE-ELECTED MAY 2004

Professor Mills recently stepped down after 10 years as Managing Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

He currently hold professorial appointments at Monash University and at RMIT. Professor Mills is also Managing Director of Advanced Diagnostic Concepts Pty Ltd., a consulting physician at the Alfred and Austin Hospitals and a non-executive director of GBS Venture Partners Ltd and listed company Narhex Life Sciences Limited.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee. In addition, in the past 3 year period, Professor Mills held a directorship of Amrad Corporation Ltd (1995 – 2003).

MICHAEL DAVID PRESTON (AGED 59 YEARS) M.A., F.C.A.
NON-EXECUTIVE DIRECTOR APPOINTED NOVEMBER 2004
LAST RE-ELECTED MAY 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Mr Preston is also a director of the listed companies Edentification Inc., and Image Innovations Holdings Inc.

REVIEW AND RESULTS OF OPERATIONS

For the 6 months ended 30 June 2005, the Company returned an after tax loss of $1,959,467 (2004: $949,461). This is the first period that the Company has reported its profit and loss figures on a consolidated basis, following its purchase of Vital Health Sciences Pty Ltd in December 2004. This is also the first period that the Company has reported in accordance with Australian equivalents to International Financial Reporting Standards.

During the period, the Company continued with and accelerated its research programme with the following important results:

- successfully delivering parathyroid hormone through the skin

- completion of a human trial showing that Phosphagenics technology can deliver therapeutic levels of morphine through the skin

- completion of animal trials for its patented drug APA-01 showing that it has potential to prevent atherosclerosis, the leading cause of heart disease in the western world

- completion of animal trials showing that Phospha E (Phosphagenic's unique vitamin E product) reduced LDL-C (bad cholesterol) concentrations in blood by up to 40%, as well as significantly reducing levels of plasma triglycerides, another heart disease risk factor.

The Company has also signed a letter of intent to supply Swisse Vitamins Pty Ltd with its patented vitamin E phosphate (Phospha E) for sale to the dietary supplement market in Australia, once regulatory approvals have been obtained.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

AUDITOR'S INDEPENDENCE DECLARATION

We have obtained an independence declaration from our auditors, Ernst & Young, which is attached immediately following the Auditors opinion.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman

30 August 2005
Melbourne

PHOSPHAGENICS LIMITED
CONDENSED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2005

	Note	30 June 2005 $'000 Consolidated	30 June 2004 $'000
Continuing operations			
REVENUES FROM ORDINARY ACTIVITIES	2	1,814	126
Employee and Directors Benefits Expense		(551)	(173)
Occupancy and Communication Expenses		(79)	(70)
Consulting and Professional Services		(465)	(301)
Administrative Expenses		(734)	(65)
Depreciation		(30)	(10)
Other Expenses from Ordinary Activities		(145)	(113)
Research and Development Expenses		(1,770)	-
Share of Net Losses of Associates Accounted for by Using the Equity Method		-	(349)
Unrealised Gain on Marketable Securities		-	5
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(1,960)	(950)
Income tax expense relating to ordinary activities		-	-
PROFIT/(LOSS) FOR THE PERIOD		(1,960)	(950)
NET PROFIT/(LOSS) ATTRIBUTABLE TO THE MEMBERS OF PHOSPHAGENICS LIMITED		(1,960)	(950)
Earnings per share (cents per share)			
- basic for profit/(loss) for the half year		(0.39 cents)	(0.54 cents)
- diluted for profit/(loss) for the half year		(0.39 cents)	(0.54 cents)

PHOSPHAGENICS LIMITED
CONDENSED BALANCE SHEET
FOR THE HALF YEAR ENDED 30 JUNE 2005

		30 June 2005 $'000	31 December 2004 $'000
CURRENT ASSETS		**Consolidated**	**Consolidated**
Cash and cash equivalents	8	4,721	7,222
Trade and other receivables		1,251	660
Inventories		2	7
Prepayments		-	45
TOTAL CURRENT ASSETS		5,974	7,934
NON-CURRENT ASSETS			
Intangible assets		153,552	153,374
Property, plant and equipment		282	280
TOTAL NON-CURRENT ASSETS		153,834	153,654
TOTAL ASSETS		159,808	161,588
CURRENT LIABILITIES			
Trade and other payables		951	797
Provisions		30	14
TOTAL CURRENT LIABILITIES		981	811
NON-CURRENT LIABILITIES			
Deferred Tax Liability		28,654	28,654
TOTAL NON-CURRENT LIABILITIES		28,654	28,654
TOTAL LIABILITIES		29,635	29,465
NET ASSETS		130,173	132,123
EQUITY			
Issued capital	4	134,741	134,731
Reserves		31,096	31,096
Accumulated losses		(35,664)	(33,704)
TOTAL EQUITY		130,173	132,123

PHOSPHAGENICS LIMITED
CONDENSED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2005

	Notes	30 June 2005 $'000	30 June 2004 $'000
		Consolidated	
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(1,484)	(689)
Interest received		161	49
Research and development expenses		(2,491)	-
Receipt of government grants		1,141	-
Other		189	142
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(2,484)	(498)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for other financial assets		-	(74)
Dividends received		-	1
Purchase of property, plant and equipment		(25)	(10)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(25)	(83)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of options		8	77
NET CASH FLOWS FROM FINANCING ACTIVITIES		8	77
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,501)	(504)
Cash and cash equivalents at beginning of period		7,222	2,312
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	4,721	1,808

The above statement of cash flows is to be read in conjunction with the attached notes.

PHOSPHAGENICS LIMITED
CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 30 JUNE 2005

	Issued capital	Accumulated Losses	Asset Revaluation Reserve	Total equity
	$'000	$'000	$'000	$'000
At 1 January 2004	39,701	(27,393)	-	12,308
Loss for the period	-	(950)	-	(950)
Exercise of options	77	-	-	77
In specie divided - distribution of the Company's investment in Petrecycle Ltd	-	(5,288)	-	(5,288)
At 30 June 2004	39,778	(33,631)	-	6,147
Consolidated				
At 1 January 2005	134,731	(33,704)	31,096	132,123
Loss for the period	-	(1,960)	-	(1,960)
Exercise of options	10	-	-	10
At 30 June 2005	134,741	(35,664)	31,096	130,173

NOTE 1 BASIS OF PREPARATION

The half year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half year financial report should be read in conjunction with the Annual Financial Report of Phosphagenics Limited as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 (AGAAP).

It is also recommended that the half year financial report be considered together with any public announcements made by Phosphagenics Limited and its controlled entities during the half year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001, applicable Accounting Standards including* AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half year financial report has been prepared on a historical cost basis, except for held-for-trading financial assets that have been measured at fair value.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

(b) Statement of compliance

The half year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the half year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first half year financial report prepared based on AIFRS and comparatives for the half year ended 30 June 2004 and full year ended 31 December 2004 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(c) below.

Reconciliations of:

- AIFRS equity as at 1 January 2004, 30 June 2004 and 31 December 2004; and

- AIFRS profit for the half year 30 June 2004 and full year ended 31 December 2004,

to the balances reported in the 30 June 2004 half year report and 31 December 2004 full year financial report prepared under AGAAP are detailed in Note 1(e) below.

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries (the Group).

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Vital Health Sciences Pty Ltd has been included in the consolidated financial statements using the purchase method of accounting, which measures the acquiree's assets and liabilities at their fair value at acquisition date (31 December 2004). At the date of this report the Group has determined the fair values of the intangible assets provisionally, and is currently in the process of undertaking valuations of these intangibles in order to finalise the fair values.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Phosphagenics Limited has control.

(ii) Investment in associate

The Group's investment in its associates is accounted for under the equity method of accounting in the consolidated financial statements. This is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The financial statements of the associate are used by the Group to apply the equity method. The reporting dates of the associate and the Group are identical and both use consistent accounting policies.

The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognized directly in the associate's equity, the Group recognizes its share of any changes and discloses this, when applicable in the consolidated statement of changes in equity.

(c) Summary of significant accounting policies (continued)

(iii) Foreign currency translation

Both the functional and presentation currency of Phosphagenics Limited and its Australian subsidiary is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognized in equity.

Non- monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iv) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment value.

Depreciation is calculated on a diminishing value basis over the estimated useful life of the asset as follows:

Furniture and equipment – over 3 – 15 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows

(c) Summary of significant accounting policies (continued)

(iv) Property, plant and equipment (continued)

are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(v) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(c) Summary of significant accounting policies (continued)

(vi) Intangible assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalized at cost and from a business combination are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the "administrative expenses" line item.

Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived intangibles annually, either individually or at the cash-generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(c) Summary of significant accounting policies (continued)

(vi) Intangible assets (continued)

A summary of the policies applied to the Group's intangible assets is as follows:

	Other Identifiable intangibles	Development Costs
Useful lives	Indefinite	Finite
Method used	Not depreciated or revalued	15 years – straight line
Internally generated/acquired	Acquired	Internally generated
Impairment test/ recoverable amount testing	Annually and where an indicator of impairment exists	Amortisation method reviewed at each financial year end; Reviewed annually for indicator of impairment

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognised.

(vii) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(viii) Inventories

Inventories are valued at the lower of cost and net realizable value.

(c) Summary of significant accounting policies (continued)

(viii) Inventories (continued)

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(ix) Trade and other receivables

Trade receivables, which generally have 30 – 90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectable amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(x) Cash and cash equivalents

Cash and short term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(xi) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(xii) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

(c) Summary of significant accounting policies (continued)

(xii) Share-based payment transactions (continued)

There are currently two plans in place to provide these benefits:

(i) the Employee Share Plan (ESP), which provides benefits to Employees;

(ii) the Employee Share Option Plan (ESOP), which provides benefits to Eligible Employees.

The options that were issued under the ESOP were all granted prior to 7 November 2002 and are, therefore, not subject to the requirements of the AIFRS standard AASB 2 'Share-based Payment'. However, any future issues under the plan will be subject to the standard.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earning per share.

(xiii) Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

Interest
Revenue is recognized as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Rental income
Rental income arising on sub-leases is accounted for on a straight line basis over the lease term. Contingent rental income is recognized as income in the periods in which it is earned.

Royalties
Royalty income arising from use by others of the Group's assets is recognized on an accrual basis in accordance with the substance of the relevant agreement.

(xiii) Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

(c) Summary of significant accounting policies (continued)

(xiv) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets can be utilized:

- except where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

(c) Summary of significant accounting policies (continued)

(xv) Other taxes

Revenues, expenses and assets are recognized net of the amount of GST except:

- where the GST occurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.

(d) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Business combinations
AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
The Group has elected to adopt this exemption and has not applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

Share-based payment transactions
AASB 2 'Share-based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards before 1 January 2005 ('AGAAP') are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	Consolidated		
	31 Dec 04 $'000	30 Jun 04 $'000	1 Jan 04 $'000
Total equity under AGAAP	113,223	19,809	29,383
Adjustments to equity			
Equity accounted movements as a result of adjustments to capitalized research expenses in Vital Health Sciences Pty Ltd (A)	(1,740)	(1,246)	(1,045)
Equity accounted movements as a result of adjustments to valuation of other intangibles in Vital Health Sciences Pty Ltd (B)	(12,285)	(12,285)	(12,285)
Equity accounted movements as a result of adjustments to amortization of other intangibles in Vital Health Sciences Pty Ltd (C)	1,407	845	281
Equity accounted movements as a result of adjustments to valuation of other intangibles in Petrecycle Ltd (D)	(3,029)	(3,029)	(3,029)
Equity accounted movements as a result of adjustments to valuation of other intangibles in Petrecycle Ltd (E)	256	256	256
Write back of amortisation of goodwill (F)	440	296	
AIFRS consolidation adjustments (G)	31,097		
AIFRS adjustment to distribution of Petrecycle Ltd (H)	2,754	2,754	
Total equity under AIFRS	132,123	7,400	13,561

(A) Under AIFRS research expenses are not capitalized but are taken to the income statement in the period the expenses are incurred.

(B) The revaluation of the intangible asset within Vital Health Sciences Pty Ltd is not permitted under AIFRS. Therefore this revaluation is reversed in Vital Health Sciences Pty Ltd and the equity accounted adjustment to Phosphagenics Ltd's investment in Vital Health Sciences Pty Ltd is adjusted accordingly.

(e) Impact of adoption of AIFRS (continued)

(C) Reversal of amortisation on the revalued portion of the intangible asset (as discussed in C above) in Vital Health Sciences Pty Ltd. The equity accounted adjustment to Phosphagenics Ltd's investment in Vital Health Sciences Pty Ltd is adjusted accordingly.

(D) The revaluation of the intangible asset within Petrecylce Ltd is not permitted under AIFRS. Therefore this revaluation is reversed in Petrecycle Ltd and the equity accounted adjustment to Phosphagenics Ltd's investment in Petrecycle Ltd is adjusted accordingly.

(E) Reversal of amortisation of the revalued intangible (as discussed in E above) in Petrecycle Ltd. The equity accounted adjustment to Phosphagenics Ltd's investment in Petrecycle Ltd is adjusted accordingly.

(F) Goodwill relating to associates is not amortised under AASB 128 "Investments in Associates", but was amortised under AGAAP.

(G)The piecemeal acquisition of Vital Health Sciences Pty Ltd has given rise to fair value adjustments on consolidation taken to the Asset Revaluation Reserve in respect of the identifiable intangible asset held within Vital Health Sciences Pty Ltd.

(H) Under AIFRS the distribution in specie of Petrecycle results in a reduction of the value distributed due to the adjustments to the equity accounted investment in Petrecycle. The distribution is recognized at its AIFRS carrying value at the time of distribution because it is a transaction with owners. Note that this represents our interpretation of AIFRS as it applies to this transaction based on guidance from our professional advisers. As it represents an interpretation of AIFRS, the accounting could change as a result of new industry consensus views or if formal guidance from local or international standard setters or regulators is issued that differs from our current interpretation.

PHOSPHAGENICS LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2005

(e) Impact of adoption of AIFRS (continued)

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	Year ended 31 Dec 04 $'000	Half-Year ended 30 June 04 $'000
Loss after tax as previously reported	(3,148)	(1,609)
Write back of goodwill amortisation (A)	440	296
Adjust equity accounted losses for research expenses (B)	(694)	(200)
Adjust equity accounted losses for amortisation of valuation adjustments	1,125	563
Loss after tax under AIFRS	(2,277)	(950)

(A) Goodwill relating to associates is not amortised under AASB 128 "Investments in Associates", but was amortised under AGAAP.

(B) Equity accounted losses have been adjusted for the write-off of capitalized research expenses as outlined above.

(C) Equity accounted losses have been adjusted for the amortisation adjustments on the previously revalued IP In Vital Health Sciences Pty Ltd

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those under AGAAP.

PHOSPHAGENICS LIMITED
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2005

NOTE 2 REVENUE AND EXPENSES

(a) Specific Items

Profit/(Loss) before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the entity:

	2005 $'000 Consolidated	2004 $'000
(i) Revenue		
Royalties	582	-
Finance income	153	50
Government grants released	1,037	-
Rental income	42	75
	1,814	126
(ii) Expenses		
Depreciation	30	10
Amortisation of development costs	3	-
Employee benefits	456	173

NOTE 3 DIVIDENDS PAID AND PROPOSED

There have been no dividends paid or proposed for the period.

NOTE 4 ISSUED CAPITAL

Ordinary Shares		
Issued and fully paid	499,883	134,731
Movements in ordinary shares on issue	*Thousands*	*$'000*
At 31 December 2004	499,834	134,731
Issued during the period for cash on exercise of options	49	10
	499,883	134,741

June 2009 Options

As at 30 June 2005 the Company had on issue an aggregate of 59,646,712 June 2009 unexercised options. Optionholders, upon exercise and payment of the A$0.20, an option, exercise price, are entitled to receive one new ordinary fully paid Phosphagenics Limited share for each option so exercised. These options are quoted on the official lists of the Australian Stock Exchange Limited under the ASX security code of; "POHOB". During the six months ended 30 June 2005 a total of 49,465 options were exercised and total exercise monies of A$9,893.00 received by the Company.

Employee Share Option Plan (ESOP)

Since the 30 June 2005 the Board of Directors, pursuant to the terms and conditions of the Company's ESOP, has granted a total of 3,000,000 five year options expiring in August 2010 and exercisable at A$0.2148 an option with an entitlement to receive upon exercise of each option, one ordinary fully paid Phosphagenics Limited share.

NOTE 5 SEGMENT REPORTING

The following table presents the revenue and profit information regarding business segments for the half-year period ended 30 June 2005. For the half-year period ended 30 June 2004, the company operated as a registered Pooled Development Fund such that its only business segment was investment and its only geographical segment was Australia.

	Continuing Operation			Total Operation
	Nutraceuticals	**Pharmaceuticals**	**Other**	**Total**
30 June 2005				
Segment revenue	582	1,037	195	1,814
Segment result	(72)	(678)	(1,210)	(1,960)

NOTE 6 SIGNIFICANT AFTER BALANCE DATE EVENTS

There have been no significant after balance date events.

NOTE 7 CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change in any contingent liabilities or contingent assets

Directors' Declaration

In accordance with a resolution of the directors of Phosphagenics Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

 (i) give a true and fair view of the financial position as at 30 June 2005 and the performance for the half-year ended on that date of the consolidated entity; and

 (ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Andrew Lancelot Vizard
Chairman

Melbourne, 30 August 2005



■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Phosphagenics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Phosphagenics Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the half-year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which referred to included in the Directors' Report.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Phosphagenics Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2005 and of its performance for the 6 months ended on that date; and
- (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Don Brumley
Partner
Melbourne
30 August 2005



120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our review of the financial report of Phosphagenics Limited for the financial half year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Don Brumley
Partner

30 August 2005

Section 4: AUDIT ALERT

As at 30 June 2005 and as the date of this Report there are no matters of dispute or qualification or likely dispute or qualification.

With regard to the adoption and impact of the application of the Australian equivalents of the International Financial Reporting Standards ("AIFRS") attention is drawn to the notes contained in Sections 2 and 3 of this Appendix 4D Report.


RECEIVED
2005 DEC -6 P 1:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


PHOSPHAGENICS

13 September 2005

Ms Julia Kagan
Adviser, Issuers
Australian Stock Exchange Limited
530 Collins Street
Melbourne Vic 3000

BY E-MAIL TRANSMISSION

Dear Julia

PHOSPHAGENICS LIMITED
Price Inquiry

Further to our telephone discussion of earlier this afternoon and the Exchange's price inquiry letter of today's date (13 September 2005).

In response to the specific inquiries as set out in your letter, we advise:

1 No

2 No

3 No

4 Yes

Yours sincerely
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\price enquiry 13 09 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

13 September 2005

Mourice Garbutt
Company Secretary
Phosphagenics Limited

By Email: mgarbutt@krcc.com.au

Dear Mourice

Phosphagenics Limited (the "Company")

RE: **PRICE QUERY**

We have noted a change in the price of the Company's securities from 27 cents yesterday to 30.5 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at julia.kagan@asx.com.au or by facsimile on facsimile number (03) 9614 0303. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on Wednesday, 14 September 2005).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

Julia Kagan
<u>Adviser, Issuers</u>


PHOSPHAGENICS

20 September 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

re : Transdermal delivery of insulin signals potential breakthrough for diabetic treatment

The Board of Directors is pleased to advise that the Company has achieved a major breakthrough by successfully delivering insulin through the skin of animals using its patented transdermal drug delivery system TPM-01.

Enclosed for release to the market is a copy of a media announcement to be released by the Company today.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\delivery of insulin 20 09 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

For immediate release


PHOSPHAGENICS

20 September 2005

Transdermal delivery of insulin signals potential breakthrough for diabetes treatment

ASX and AIM listed biotechnology company, Phosphagenics Limited ("Phosphagenics") today announced it has achieved a major breakthrough by successfully delivering insulin through the skin of animals using its patented transdermal drug delivery system TPM-01. The technology is non-invasive and patient-friendly and has the potential to minimise the number of insulin injections required by diabetic patients.

There are more than 194 million diabetics worldwide, and in 2003 global sales of human insulin reached US$4.7 billion, highlighting the prospective market for transdermal insulin delivery.

There is currently no transdermal insulin commercially available and at present, insulin is administered only by injection with some patients requiring three to four injections daily.

Transdermal drug delivery is the administration of drugs using a gel or patch applied to the skin. Phosphagenics' recent animal trials have demonstrated the ability of larger protein molecules or peptides, such as insulin and parathyroid hormone, to be delivered through the skin and enter the bloodstream.

Dr Esra Ogru, Vice President Research & Development for Phosphagenics, said that the method presently used for delivering insulin, injections, is uncomfortable and associated with the risk of bleeding or infection. It is also expensive because of the need for syringes and needles.

"The advantages of non-invasive insulin delivery through the skin are patient acceptability and a sustained delivery of the drug over an extended period of time, which could substantially improve management of the disease."

"Furthermore, our novel platform technology does not irritate the skin, a problem commonly associated with many other transdermal devices," Dr Ogru added.

Dr Ogru said the market opportunities for the overall technology are extremely broad.

Clinical trials of a TPM-01 insulin product are scheduled to commence in early 2006 after further enhancements. To bring this technology to fruition, Phosphagenics will be seeking additional funds through a combination of grants, commercial partnerships and capital raisings.

ENDS

For further information, please contact Associate Professor Andrew Vizard, Phosphagenics Limited on +61 3 9605 5900 or 0417 013 486.

About Phosphagenics Limited

Phosphagenics is an evolving pharmaceutical and nutraceutical company with a diversified portfolio of technologies.

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG).

About diabetes

Diabetes is an illness that occurs as a result of problems with the production and supply of the hormone insulin.

Digested food is turned into glucose, a form of sugar, which is used as the body's energy source. Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb glucose from the bloodstream.

When an individual has diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed US$153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure.

At present there is no cure for diabetes.


PHOSPHAGENICS

23 September 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

Phosphagenics' transdermal delivery of insulin in animals: summary of the study

Phosphagenics Limited has received requests for further information following the 20 September 2005 announcement of its potentially groundbreaking achievement in delivering insulin through animal skin using its non-invasive and patient-friendly transdermal delivery system TPM-01.

Insulin is a naturally occurring hormone that reduces the level of glucose in the blood. An animal trial was conducted to determine if insulin, when formulated with Phosphagenics' patented transdermal drug delivery system TPM-01 and applied on the skin, reduces blood glucose concentration.

The trial, an adaptation of the standard glucose tolerance test, was designed and conducted at Monash University in Melbourne. The trial was completed on 16 September, with analysis of results completed on 19 September 2005. It consisted of 30 rats divided into two treatment groups – insulin and control. Baseline blood glucose concentrations were established for all animals before treatment was applied. Insulin animals ($n = 15$) received TPM-01 insulin formulation on the skin. A fast-acting monomeric insulin derivative was used. Control animals ($n = 15$) received a TPM-01 formulation without insulin on the skin.

Thirty minutes after treatment, all animals received a standard glucose load. In all animals, blood glucose concentration was recorded for up to three hours after glucose loading to determine average blood glucose concentrations in insulin and control groups.

The average total blood glucose in the insulin-treated animals was 303 mM.minute (standard error 21.8) compared to the average total blood glucose in the control-treated animals of 401 mM.minute (standard error 14.8). This difference in total blood glucose between insulin- and control-treated animals was highly statistically significant ($p < 0.001$).

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403

It was concluded that insulin applied on the skin, in formulation with Phosphagenics' patented transdermal drug delivery system TPM-01, was effective at reducing blood glucose concentrations.

Further preclinical studies are being planned, with the aim of commencing clinical trials in early 2006.

The insulin study provides further evidence of the broad applicability of the TPM-01 transdermal delivery system. As announced in April 2005, TPM-01 successfully delivered morphine in a human Phase I trial, and animal studies have demonstrated that the delivery system can deliver both small molecule drugs such as estradiol, testosterone and atropine and larger peptide drugs such as parathyroid hormone.

For further information, please contact Mr Harry Rosen, Phosphagenics Limited on +61 3 9605 5900 or 0421 322 757.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\insulin 23 09 05

About Phosphagenics Limited
Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of patented and proprietary technologies.

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG).

Further information regarding Phosphagenics can be found at www.phosphagenics.com.


PHOSPHAGENICS

11 October 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : PHOSPHAGENICS LIMITED

Appointment of Dr Esra Ogru as Executive Director Research & Development

The Board of Directors is pleased to announce the appointment of Dr Esra Ogru as an Executive Director of the Company in charge of Research & Development.

Dr Ogru is Phosphagenics' Vice-President of Research and Development and is responsible for the coordination and management of the pre-clinical and clinical research in Australia and internationally. She achieves this through leadership of a team of experienced biochemists and organic chemists and strategic collaborations.

In this role, Dr Ogru has developed commercial opportunities for both the Company's nutraceutical division and pharmaceutical technologies, such as transdermal drug delivery and drug enhancement platforms for cancer, heart disease and chronic pain management.

Dr Ogru works with Phosphagenics' Scientific Advisory Board, in maintaining and enhancing the level of scientific rigor across the company's operations. The Scientific Advisory Board comprises internationally respected scientists from the University of Bern, Tufts University (USA), the University of California (Davis) in Sacramento and Monash University.

Prior to joining Phosphagenics in 2001, Dr Ogru conducted research at Monash University's Department of Biochemistry and Molecular Biology for Metabolic Pharmaceuticals Limited. As a senior member of the obesity and diabetes research group, she was involved in the management and coordination of the pre-clinical and clinical development of anti-obesity peptides.

Dr Ogru holds a Bachelor of Science (Hons) and a PhD in Biochemistry & Molecular Biology from Monash University in Melbourne. She is experienced in many aspects of academic and commercial research and development and has published in peer journals.

For further information, please contact Dr Esra Ogru, Phosphagenics Limited on +61 3 9605 5900 or 0402 080 846.

Attached for release to the market is an Appendix 3X Notice on behalf of Dr Ogru.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\e orgu 10 05

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	OGRU, Esra
Date of appointment	11 October 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Ordinary Shares (ASX code POH)	nil
Options, June 2009 (ASX code : POHOB)	nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Dr Ogru's entitlement to issued securities of Phosphagenics Limited are held equally on trust in the names of Glencan Pty Ltd and Oakmor Pty Ltd	Ordinary Shares 2,711,610 Options nil Total Securities 2,711,610

Arising from the resolution of the shareholders of Phosphagenics Limited at a General Meeting held on 29 January 2004 Phosphagenics Limited acquired on 31 December 2004 all of the shares in Vital Health Sciences Pty Ltd ("VHS") not already owned by Phosphagenics Limited.

As the holder of an entitlement to 8,000 ordinary shares in VHS I was and remain entitled to 2,711,610 ordinary fully paid shares in the issued capital of Phosphagenics Limited held equally in trust in the names of Glencan Pty Ltd and Oakmor Pty Ltd.

This entitlement represents 0.542 per cent of the current issued voting shares of Phosphagenics Limited. Pursuant to the voluntary escrow agreements 903,870 shares (one third of the 2,711,610 shares) are restricted as to trading unit 1 January 2006.

Part 3 – Director's interests in contracts **NOT APPLICABLE**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

p:\asx\3x e ogru 10 05


PHOSPHAGENICS

21 October 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Second Study links Phospha E to healthy cardiovascular function

ASX and AIM listed biotechnology company Phosphagenics Limited ("Phosphagenics") today announced results of an animal study that confirms an earlier study suggesting that its patented product Phospha E may proactively benefit cardiovascular health. In this new animal study, Phospha E significantly reduced LDL-C (so-called bad cholesterol), triglycerides, and plaque formation.

The study data showed that this unique form of vitamin E lowered bad cholesterol concentrations in blood by up to 44% and triglycerides by up to 51% in mice fed normal diets. When fed high cholesterol diets, Phospha E significantly reduced plaque formation in the aorta by 58%. In contrast, regular vitamin E had no significant effect on plaque formation, or cholesterol levels. These results confirm the earlier animal study indicating that Phospha E may have the potential to yield healthier levels of total cholesterol, triglycerides and LDL-C in humans. The animal model chosen for the trials is commonly used in cardiovascular research as it mimics many of the properties observed clinically in humans.

"We are encouraged that these results support the earlier animal study. Based on these animal studies, as well as earlier in vitro studies, we are confident in the potential of Phospha E to support cardiovascular health in humans," said Dr Esra Ogru, Executive Director of Research and Development."

"We are very pleased with these results as we continue to push forward with research into the benefits of Phospha E. Phosphagenics intends to commence clinical trials in humans to provide further support for the product's health benefits, including its effect on cardiovascular health," said Dr Ogru.

Phosphagenics has a licensing agreement with Zila Nutraceuticals, Inc., USA, a wholly owned subsidiary of Zila, Inc., for the production and distribution of its product under the Ester E brand in the United States, Canada and Indonesia. Ester E is currently sold widely in the United States through retail chains and health food stores.

For further information, please contact Dr Esra Ogru, Phosphagenics Limited on +61 3 9605 5900 or 0402 080 846.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\2nd study Phospha e 21 10 05

About Phosphagenics Limited

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of patented and proprietary technologies.

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG).

Further information regarding Phosphagenics can be found at www.phosphagenics.com.


PHOSPHAGENICS

7 November 2005

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited signs Development Agreement with ALZA Corporation

Biotechnology company Phosphagenics Limited ("Phosphagenics") (ASX Code: POH; AIM Code: PSG) today announced it has entered into a development agreement with ALZA Corporation (ALZA).

ALZA is a leading drug delivery company with a broad range of technology platforms. Under the terms of the agreement, ALZA will fund tests to determine the feasibility of delivering a number of compounds nominated by ALZA using Phosphagenics' patented transdermal delivery system, TPM-01.

Dr Esra Ogru, Executive Director of Research & Development for Phosphagenics, said, "Phosphagenics' transdermal technology is globally-competitive and uniquely safe and effective, and has the potential to be applied to an extraordinarily broad range of drugs.

"Our technology has previously been tested on a number of drugs, and has successfully delivered insulin, parathyroid hormone, fentanyl, morphine, estradiol, testosterone and atropine across animal skin," added Dr Ogru.

Phosphagenics' transdermal technology, TPM-01, is a non-invasive, patient- friendly gel applied to the skin. In April this year, TPM-01 was shown to be effective in delivering morphine into the bloodstream through human skin in a "proof of concept" Phase I clinical trial. Phase I trials on the transdermal delivery of insulin with TPM-01 are planned to start in the first quarter of 2006.

For further information, please contact Dr Esra Ogru, Phosphagenics Limited on +61 3 9605 5900 or 0402 080 846.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\alza 02 11 05

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com

About Phosphagenics Limited

Phosphagenics Limited is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies including drug delivery, drug enhancement, and active ingredients for dietary supplements, functional foods and personal care products.

Phosphagenics is based in Melbourne, Australia. Its shares are quoted on the official lists of the Australian Stock Exchange (POH) and on the London Stock Exchange's Alternative Investment Market (PSG).


PHOSPHAGENICS

14 November 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics announces A$11.25m share placement

Biotechnology company Phosphagenics Limited ("Phosphagenics") (ASX Code: POH; AIM Code: PSG) advises that it is to raise A$11.25 million(Stg.4.68 million) via a placement of approximately 46.875 million fully paid ordinary shares to leading overseas and domestic institutions, and other sophisticated investors, at 24 cents(10 pence) per share. The capital raising will provide funding for Phosphagenics' core R&D program and general expenses.

It is expected that trading in the new shares on the Australian Stock Exchange and the London Stock Exchange's Alternative Investment Market will commence on or around 17 November 2005.

Mr Harry Rosen, President & Executive Director said that the company was very pleased with the response from investors. "Support from international investors was particularly pleasing and we believe it reflects their confidence in our ability to meet our milestone targets and deliver on our strategic plan," he said.

The placement in Australia was arranged by BBY Limited, Lead Manager to the transaction, and in the UK by London-based Collins Stewart Limited.

Mr Rosen said: "The funds raised will be used to further develop our portfolio of pharmaceutical and nutraceutical drugs including Phosphagenics' globally-competitive, transdermal technology which is uniquely safe and effective and has the potential to be applied to an extraordinarily broad range of drugs."

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

For further information, please contact Mr Harry Rosen, Phosphagenics Limited on +61 3 9605 5900

Attached is an Appendix 3B Notice announcing and applying for quotation of the new 46,875,000 ordinary fully paid shares.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\share placement 11 05

About Phosphagenics Limited

Phosphagenics Limited is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for dietary supplements, functional foods and personal care products.

Phosphagenics is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG).

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,875,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	THE NEW SHARES HAVE BEEN PLACED WITH LEADING OVERSEAS AND DOMESTIC INSTITUTIONS AND OTHER SOPHISTICATED INVESTORS AT A$0.24(GBP 10 PENCE) A SHARE. THE PLACEMENT IN AUSTRALIA WAS ARRANGED BY BBY LIMITED, LEAD MANAGER TO THE TRANSACTION, AND IN THE UK BY COLLINS STEWART LIMITED.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	24 CENTS A SHARE (Stg.10 PENCE)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE CAPITAL RAISING WILL PROVIDE FUNDING FOR THE COMPANY'S CORE R & D PROGRAMME AND GENERAL EXPENSES.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 NOVEMBER 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
546,758,476	ORDS (POH)
59,646,712	JUNE 2009 OPTIONS (POHOB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	AUGUST 2010 ESOP OPTIONS (POHAI)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

14 NOVEMBER 2005

Sign here: .... Date: ....
(Company Secretary)

MOURICE GARBUTT

Print name: ....

p:\asx\3b exercise of options 14 11 05